                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                   ----------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2003

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

                       Interim Consolidated Summary Report
                              [under Japanese GAAP]
                    for the Fiscal Year Ending March 31, 2004

Date:                              November 25, 2003
Company name (code number):        Mitsubishi Tokyo Financial Group, Inc. (8306)
                                   (URL http://www.mtfg.co.jp)
Stock exchange listings:           Tokyo, Osaka, New York, London
Headquarters:                      Tokyo
Representative:                    Shigemitsu Miki, President & CEO
For inquiry:                       Katsuhiko Ishizuka, Chief Manager -
                                   Financial Policy Division
                                   (Phone) +81-3-3240-8211
Date of resolution of Board of
 Directors with respect to the
 interim consolidated
 financial statements:             November 25, 2003
Trading accounts:                  Established


1. Consolidated financial data for the six months ended September 30, 2003

(1)  Operating results

                                      (in millions of yen except per share
                                               data and percentages)
------------------------------------------------------------------------------
                                         For the six months
                                         ended September 30,     For the year
                                     -------------------------       ended
                                        2003          2002       March 31,2003
------------------------------------------------------------------------------
Ordinary income                      1,360,929       1,425,412       2,772,528
Change from the previous year             (4.5)%         (15.6)%
------------------------------------------------------------------------------
Ordinary profit (loss)                 273,432        (193,300)       (360,262)
Change from the previous year               --              --
------------------------------------------------------------------------------
Net income (loss)                      301,877        (188,098)       (161,495)
Change from the previous year               --              --
------------------------------------------------------------------------------
Net income (loss) per common share   47,619.95      (34,461.56)     (30,238.64)
------------------------------------------------------------------------------
Net income per common and common
equivalent share                     45,810.42              --              --
------------------------------------------------------------------------------

Notes:
   1. Equity in earnings (loss) of affiliates:
        For the six months ended September 30, 2003:          1,232  million yen
        For the six months ended September 30, 2002:         (6,340) million yen
        For the year ended March 31, 2003:                   (3,532) million yen

   2. Average number of shares outstanding:
        For the six months ended
         September 30, 2003:                    (common stock)  6,259,246 shares
                                     (preferred stock-class 1)     81,022 shares
                                     (preferred stock-class 2)     89,614 shares
        For the six months ended
         September 30, 2002:                    (common stock)  5,579,156 shares
                                     (preferred stock-class 1)     81,020 shares
                                     (preferred stock-class 2)    100,000 shares
        For the year ended
         March 31, 2003:                        (common stock)  5,616,357 shares
                                     (preferred stock-class 1)     81,021 shares
                                     (preferred stock-class 2)    100,000 shares

3. Changes in accounting policy: Yes (See Notes to Consolidated
Financial Statements.)

 (2) Financial condition

                                                     (in millions of yen except per share
                                                            data and percentages)
----------------------------------------------------------------------------------------------
                                                     For the six months
                                                     ended September 30,         For the year
                                                -----------------------------        ended
                                                     2003            2002        March 31,2003
----------------------------------------------------------------------------------------------
Total assets                                      104,711,005      97,119,655       99,175,319
----------------------------------------------------------------------------------------------
Shareholders' equity                                3,742,207       2,934,909        3,046,420
----------------------------------------------------------------------------------------------
Shareholders' equity as a
percentage of total
liabilities, minority
interest and shareholders' equity                         3.6%            3.0%             3.1%
----------------------------------------------------------------------------------------------
Shareholders' equity per common share              532,290.28      445,269.63       417,951.31
----------------------------------------------------------------------------------------------
Risk-adjusted capital ratio (based              (preliminary
on the standards of the Bank for                basis)
International Settlements, the "BIS")                   12.44%          10.49%           10.84%
----------------------------------------------------------------------------------------------

Note:
   Number of shares outstanding as of:
     September 30, 2003:                       (common stock)  6,355,414 shares
                                    (preferred stock-class 1)     81,022 shares
                                    (preferred stock-class 2)     56,200 shares
     September 30, 2002:                       (common stock)  5,584,349 shares
                                    (preferred stock-class 1)     81,020 shares
                                    (preferred stock-class 2)    100,000 shares
     March 31, 2003                            (common stock)  6,228,850 shares
                                    (preferred stock-class 1)     81,021 shares
                                    (preferred stock-class 2)    100,000 shares

(3)  Cash flows

                                                           (in millions of yen)
-------------------------------------------------------------------------------
                                         For the six months
                                         ended September 30,      For the year
                                      -------------------------       ended
                                        2003          2002        March 31,2003
-------------------------------------------------------------------------------
Net cash provided by operating
activities                               700,148      1,245,897       4,636,714
-------------------------------------------------------------------------------
Net cash provided by (used in)
investing activities                   1,096,071       (709,513)     (2,124,823)
-------------------------------------------------------------------------------
Net cash provided by (used in)
financing activities                     106,895        (95,146)       (186,820)
-------------------------------------------------------------------------------
Cash and cash equivalents at end of
(interim) fiscal year                  5,955,417      2,145,354       4,049,530
-------------------------------------------------------------------------------
(4)  Scope of consolidation and application of the equity method

     Consolidated subsidiaries:  176     Affiliated companies accounted
                                          for by the equity method:  31

(5)  Change in the scope of consolidation and application of the equity method

     Consolidated subsidiaries:      Newly included:  0           Excluded:  8
     Affiliated companies accounted
      for by the equity method:      Newly included:  0           Excluded:  0

2. Earning projections for the fiscal year ending March 31, 2004

                            (in millions of yen)
------------------------------------------------
Ordinary income    Ordinary profit    Net income
------------------------------------------------
      2,700,000            530,000       425,000
------------------------------------------------

Projected net income per common share for the year
 ending March 31,2004 (yen):                                          65,672.20

[Reference]


Formulas for computing ratios for the six months ended September 30, 2003 are as follows.


Net income per common share

           Net income - Total dividends on preferred stock
      ---------------------------------------------------------
          Average number of common stock during the period *


Net income per common and common equivalent share

    Net income - Total dividends on preferred stock + Adjustments in net income
    ----------------------------------------------------------------------------
    Average number of common stock during the period * + Common equivalent share


Shareholders' equity per common share

   Shareholders' equity at end of period - Deduction from shareholders' equity**
   -----------------------------------------------------------------------------
                    Number of common stock at end of period *


Formula for computing projected earning ratio for the fiscal year ending March 31, 2004 is as follows.


Projected net income per common share

      Projected net income - Projected total dividends on preferred stock
    -----------------------------------------------------------------------
                     Number of common stock at end of period *


*  excluding treasury stock
** number of preferred stock at end of period x issue price + total dividends on preferred stock

--------------------------------------------------------------------------------
This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company (the "forward-looking statements"). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company's current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluation with respect to general economic conditions, the results of operations, the financial condition, the company's management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company's management will strive to achieve through the successful implementation of the company's business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation - and expressly disclaims any obligation - to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company's latest annual report and other disclosures.
--------------------------------------------------------------------------------

1. Information on the Company

   The Company is engaged primarily in the banking business and also conducts trust business, securities business, asset management business and other related financial businesses.
   The Company's corporate governance structure and its major subsidiaries are as follows:


[FLOW CHART APPEARS HERE]

2. Management Policy

(1)  Principal management policy
     The Company's management philosophy set forth below represents the core set of principles that forms the foundation for our strategies and decision-making process.
                          [Group Management Philosophy]
             Founded on the key principles of trust and reliability,
                        Mitsubishi Tokyo Financial Group
        contributes to the prosperity of its customers at home and abroad and of the communities it serves, and
                 continuously creates social and economic value,
                 by providing comprehensive financial services.

(2)  Basic policy regarding profit distribution
     Given the public nature of a bank holding company, it is the Company's policy to endeavor to maintain stable dividends while focusing attention on improving the Company's overall strength in order to bolster its corporate constitution and continued sound management.
     With respect to interim dividends for the six months ended September 30, 2003, the Company has decided not to pay any dividends on its common stock and to pay (Y)41,250 per share of class 1 preferred stock and (Y)8,100 per share of class 2 preferred stock.
     With respect to annual dividends for the fiscal year ending March 31, 2004, the Company plans to pay (Y)4,000 per share of common stock; (Y)41,250 per share of class 1 preferred stock (which would result in a total of (Y)82,500 per share together with the interim dividend); and (Y)8,100 per share of class 2 preferred stock (which would result in a total of (Y)16,200 per share together with the interim dividend).

(3) Basic policy relating to the possible lowering of the minimum purchase price
     With regard to the minimum purchase price for the Company's common stock, the Company does not believe that it needs to make any adjustments immediately in light of the current circumstances, such as market price, number of shareholders, liquidity and cost-benefit. The Company, however, will continue to consider, as appropriate, the possibility of lowering the minimum purchase price taking into account investors' needs and the above-described circumstances.

(4)  Management targets/1/

     The Company has set the following management targets for the fiscal year ending March 31, 2006:
     . The Company is striving toward the efficient management of its capital, setting a target ROE/2/ of over 13%,
     . The Company is striving toward the efficient management of its assets and capital, with a target BIS ratio of approximately 12%,
     . The Company is aiming to achieve consolidated net business profits before credit costs for trust accounts and provision for formula allowance for loan losses of approximately (Y)1,140 billion, and
     . The Company is aiming to achieve a consolidated net income of approximately (Y)460 billion.

----------

/1/ The assumptions for these targets are: in the year ending March 31, 2006, the Euro-yen rate (3 months) of 0.6% (period average), Japanese yen-US dollar exchange rate of (Y)120 at the end of the period and actual GDP growth rate of 1.8%.
/2/  ROE shall be calculated as follows:

   Consolidated net income - Dividends on non-convertible preferred stock -------------------------------------------------------------------------- X 100
  {(Consolidated shareholders' equity at the beginning of period - Number of outstanding shares of non-convertible preferred stock at the beginning of period x Issued price - Land revaluation excess at the beginning of period - Unrealized gains (losses) on securities available for sale at the beginning of period) + (Consolidated shareholders' equity at the end of period - Number of outstanding shares of non-convertible preferred stock at the end of period x Issued price - Land revaluation excess at the end of period - Unrealized gains (losses) on securities available for sale at the end of period)}/ 2

(5)  Medium term management strategy
     Through a further reform of its profit structure, the Company seeks to build swiftly a business structure that can achieve stable growth.
     In order to strive to achieve this target, the Company aims to restructure the business model of the entire group by shifting to a more consolidated and integrated management of the group. As a start, the Company established Strategy Council which is organized by the President & CEO and selected member of the Board of Directors.
     In rebuilding the business model, Bank of Tokyo-Mitsubishi, Mitsubishi Trust and Banking and Mitsubishi Securities will seek to reallocate their resources, including personnel and facilities, to further enhance the expertise of each group company, and to create a structure that can provide customers with higher quality and more comprehensive financial services.
     1. Retail business: Strengthening strategy and improving efficiency
        The Company plans to strengthen operations and raise efficiency in the growing retail business area. By developing strategies and through integrating operations group-wide, the Company aims to achieve rapid and customer-friendly delivery of the best products and services to each customer through efficient channels. As a concrete measure, the Company decided to establish MTFG Plazas, a new, integrated channel for retail customers that provide comprehensive financial services, including those from Bank of Tokyo-Mitsubishi, Mitsubishi Trust and Banking and Mitsubishi Securities, at one-stop location. The first office will open February 2004.
     2. Standardizing and integrating operations and systems
        The Company further develops the standardization and integration of office operations and systems, and pursues reduction of total group costs while maintaining a high level of functionality, quality and dependability.
     3. Increasing expertise and operational efficiency
        The Company plans to consolidate skills and functions within the group to further increase expertise and raise operational efficiency and productivity.

(6)  Issues facing the company
     The Japanese economy is still a long way off from emerging from deflationary state and the business environment could remain unstable although some brighter symptoms appear backed by recovering U.S. economy and so forth. In this environment, the Company is striving to improve its business results by promptly addressing its non-performing loan and shareholdings issues and moving towards an "aggressive" business strategy. In accordance with the Financial Services Agency's policy of halving the non-performing loan ratio by the end of fiscal 2004, which is highlighted in their "Program for Financial Revival", the Company has promoted the revitalization of troubled corporate customers and the disposal of non-performing loans so that the Company's aggregate non-performing loan ratio has decreased to the level which achieves the target set by the government policy one and half year in advance. However, the Company will continue the reduction of shareholdings in order to strengthen its balance sheet. The Company seeks to increase its profitability by increasing loan volume to creditworthy borrowers and improving the risk-adjusted returns on the lending business, by expanding the offerings of fee-generating value-added financial services in business areas such as commercial banking, asset management and investment banking, and by promoting cost efficiency through further streamlining the branch network and personnel structure while maintaining and improving customer convenience.
     In order to effectively carry out these business objectives, the Company intends to implement a consolidated, group management structure, while enhancing the relationship and cooperation with its subsidiaries. The Company will also review and modify functions and roles among the Company and its subsidiaries within its consolidated management framework.

(7) Corporate governance principles and status of implementation of corporate governance changes

     [Corporate Governance Principles]
     The "Group Management Philosophy" is the basic policy for forming management strategies and all activities relating to the business decisions the Company makes. The Company also established the "MTFG Code of Ethics" which is a set of common values and ethical principles to be shared by the employees of the Company. The Company is committed to improving the corporate governance structure through the implementation of the "Group Management Philosophy" and "MTFG Code of Ethics."

[MTFG Code of Ethics]

..  Establishment of Trust
   ----------------------
   Fully cognizant of the importance of the Group's social responsibilities and public role, we strive to maintain unwavering trust from society through the sound and proper management of our business activities, based on the principle of accountability.
..  Serving Our Clients First
   -------------------------
   We recognize that the satisfaction of our clients and their confidence in MTFG form the foundation of the Group's very existence. As such, we endeavor to always provide our clients with the highest quality products and services best suited to their needs.
..  Sound and Transparent Management
   --------------------------------
   We endeavor to manage our affairs in a sound and transparent manner by maintaining appropriate and balanced relationships with all stakeholders, including clients, shareholders and others, while assuring fair, adequate and timely disclosure of corporate information.
..  Strict Observance of Laws, Regulations, and Internal Rules
   ----------------------------------------------------------
   We are committed to strictly observing relevant laws, regulations, and internal rules and to acting with fairness and integrity in conformity with the common values of society at large. As a diversified global financial services group, we also make continuous efforts to operate in ways that reflect internationally accepted standards.
..  Respect for Human Rights and the Environment
   --------------------------------------------
   We respect human rights and the environment and seek to co-exist in harmony with society.
..  Disavowal of Anti-Social Elements
   ---------------------------------
   We stand firmly against supporting the activities of any group or individual that unlawfully threatens public order and safety.

[Status of Implementation of Corporate Governance Changes]

1. Corporate governance structures for decision making, administration and supervision
   The Board of Directors of the Company is comprised of twelve directors, two of whom are outside directors. The Board of Directors decides the administration of affairs of the Company and supervises execution of duties of the officers.
   The Company has a Board of Corporate Auditors pursuant to the Japanese Commercial Code. The Board of Corporate Auditors of the Company is comprised of five corporate auditors, two of whom are from outside the Company. Pursuant to the audit policies and plans adopted by the Board of Corporate Auditors, each corporate auditor oversees the execution of duties by the officers by attending meetings, including the Board of Directors meetings, and by reviewing business performance and financial conditions of the Company.
   Corporate Administration Division provides staffing support to all directors and corporate auditors, including the outside directors and outside corporate auditors.
   Pursuant to the basic policies adopted by the Board of Directors, the Executive Committee comprised of the Chairman, President and three Senior Managing Directors, deliberates on and decides important management affairs of the Company.
   The Company has also set up various committees, including sixteen committees that serve as advisory bodies to the Executive Committee, the Compliance Advisory Committee comprised of external lawyers and accountants and the Advisory Board comprised of outside experts.

.. Strategy Council: Strategy Council deliberates and makes decision on the significant affairs and policies to restructure the business model of the entire group. Strategy Council affiliates Strategic Coordination Committee and Strategic Planning Committees.
.. Management Planning Committee: The Management Planning Committee deliberates on and follows up on overall group policies, capital policies and financial planning. The committee convenes on a quarterly basis.
.. Business Planning Committee: The Business Planning Committee deliberates on general management affairs and important issues related to business operations of the Company. The committee convenes as needed.

.. Corporate Risk Management Committee: The Corporate Risk Management Committee deliberates on important matters relating to risk management of the Company. The committee convenes on a quarterly basis.
.. Audit & Compliance Committee: The Audit & Compliance Committee deliberates on important matters relating to internal audits and legal compliance. The committee convenes on a quarterly basis.
.. Disclosure Committee: The Disclosure Committee deliberates on the accuracy of disclosure and internal disclosure standards of the Company. The committee convenes at least four times a year.
.. Compliance Advisory Committee: The Compliance Advisory Committee makes compliance related proposals and advice to the Board to improve the effectiveness of the Company's compliance activities from an independent standpoint. The committee convenes on a quarterly basis.
.. Advisory Board: The Advisory Board advises the Executive Committee on all aspects of management from an independent standpoint. The committee convenes semi-annually.


The Company's framework of operation and audit and the framework of internal control are as follows:


[FLOW CHART APPERARS HERE]



The Company receives advice from external lawyers and accountants, if needed for execution of duties.

2. Summary of related party transactions between the company and outside corporate auditors and outside directors
   The outside directors and outside corporate auditors have no personal ties with other directors and corporate auditors, and do not have related party transactions which are material or that are unusual in their nature or conditions with the Company.
   Ryotaro Kaneko, an outside director, also serves as President of Meiji Life Insurance Company, with which the Company has a business relationship. Kunio Ishihara, an outside director, also serves as President of Tokio Marine & Fire Insurance Co., Ltd., with which the Company has a business relationship.

3. Implementation of measures to strengthen the corporate governance structure in this half fiscal year
   During the first half fiscal year 2003, the Board of Directors met 8 times to decide the administration of affairs, and the Executive Committee met 20 times to deliberate on and decide important management affairs. The Board of Corporate

   Auditors met 10 times and decided audit policies and plans for the half fiscal year. Pursuant to the audit policies and plans, each corporate auditor oversaw the execution of duties by the officers by attending key meetings, including the Board of Directors meetings, and by reviewing the business performance and financial conditions of the Company. The Strategy Council met 5 times, the Management Planning Committee met twice, and the Business Planning Committee met once during the half fiscal year 2003, and the Corporate Risk Management Committee and the Audit & Compliance Committee each met quarterly during the half fiscal year, and the Disclosure Committee met 3 times, and the Strategy Coordination Committee met 6 times. The Compliance Advisory Committee met quarterly during the half fiscal year and advised and made proposals to the Board. The Advisory Board met twice during the half fiscal year and advised the Executive Committee.
   During the first half fiscal year 2003, the Company took active steps with respect to the disclosure of corporate information, including public disclosure of quarterly financial information which started in July, 2002, issuance of "Mini-Disclosure 2003" reports for individual customers and disclosure of corporate information of the Company on its website.

3. Results of Operations and Financial Condition

(1)  Results of operations
     With respect to the financial and economic environment for the six months ended September 30, 2003, as uncertainty in the economy was reduced with the end of the war in Iraq and the containment of the SARS epidemic, the economies outside of Japan, especially the United States economy, showed signs of recovery. In Japan, there were several trends that indicated signs of recovery, such as reports that exports and productivity are increasing and that capital investment sentiment is improving. However, consumer prices continued to decline and deflation is also continuing.
     Looking at the financial situation in the United States, the Federal Fund Rate was lowered to 1 percent in June 2003 with a negative outlook. In the EU, the European Central Bank's policy rate was reduced to 2 percent in June 2003.
     In Japan, the target balance for the current account held at the Bank of Japan was raised to around (Y)27 to (Y)30 trillion in May 2003 in order to ensure liquidity in the Japanese financial market. During the six months ended September 30, 2003, while the short-term interest rate remained at near zero percent, the yield on 10-year government bonds, used as a benchmark for long-term interest rates, reached a record low at around 0.4% in June 2003 and then jumped up to around 1.7% temporarily. In the foreign exchange markets, although the Japanese yen-US dollar exchange rate generally remained in the range of (Y)115 to (Y)120, after the meeting of the G-7 finance ministers and central bank governors held on September 20, 2003, the value of the Japanese yen rose rapidly against the US dollar.

     Amidst this environment, the Company recorded a net income of (Y)301.8 billion for the six months ended September 30, 2003 compared to a net loss of (Y)188.0 billion for the six months ended September 30, 2002. The increase was primarily due to the following factors.
     The first factor was a (Y)288.8 billion decrease in total credit costs from
     (Y)225.6 billion for the six months ended September 30, 2002 to (Y)63.2 billion reversal of total credit costs for the six months ended September 30, 2003.
     The second factor was a (Y)233.8 billion decrease in net losses on equity securities from (Y)242.9 billion for the six months ended September 30, 2002 to (Y)9.0 billion for the six months ended September 30, 2003.
     The third factor was a (Y)49.5 billion increase in net business profits before credit costs for trust accounts and provision for formula allowance for loan losses from (Y)368.3 billion for the six months ended September 30, 2002 to (Y)417.8 billion for the six months ended September 30, 2003. The increase was mainly due to increases in net fees and commissions and net trading profits.
     The fourth factor was a (Y)58.0 billion decrease in other net non-recurring losses, due primarily to not having foreign exchange losses of (Y)43.6 billion relating to the redemption of convertible bonds as was the case in the same period in the prior fiscal year. Gains specific to the six months ended September 30, 2003 were special gains of (Y)41.9 billion recognized for the refund of enterprise taxes by the Tokyo Metropolitan Government and special gains of (Y)26.5 billion resulting from the transfer of the substitutional portion of future pension obligations.
     As a result, for the six months ended September 30, 2003, ordinary profit was (Y)273.4 billion and net income was (Y)301.8 billion.

     Ordinary profit by business segment was; (Y)174.0 billion for the banking segment, (Y)65.4 billion for the trust banking segment and (Y)22.4 billion for the securities segment. Ordinary profit (loss) by geographic segment was; ordinary profit of (Y)158.3 billion in Japan, (Y)75.3 billion in North America, (Y)30.8 billion in Europe and the Middle East, (Y)18.6 billion in Asia and Oceania excluding Japan, respectively, and ordinary loss of (Y)0.9 billion in Latin America.

     The Company has the following earning projections for the fiscal year ending March 31, 2004.

                                 Consolidated
Consolidated ordinary income    ordinary profit         Consolidated net income
   (Y)2,700,000 million       (Y)530,000 million          (Y)425,000 million

(Reference)
     1. Projected net income per common share (consolidated)       (Y)65,672.20
     2. Projected net income per common share (non-consolidated)    (Y)8,869.21
     3. Projected dividend per share (non-consolidated)
                                     Common stock                      (Y)4,000
                                     Preferred stock-class 1          (Y)82,500
                                     Preferred stock-class 2          (Y)16,200

The Company's business and results of operations may be materially affected for a wide range of possible reasons (which may include those material to investors), including:

  . Deterioration of economic conditions in Japan or elsewhere in the world (especially in Asian and Latin American countries);
  .  Increase of problem loans and credit-related expenses;
  .  Possible negative effects to our equity portfolio;
  .  Inability to maintain BIS capital ratios above minimum levels;
  .  Risks relating to trading and investment activities;
  .  Changes in interest rates in Japan or elsewhere in the world;
  .  Fluctuations in foreign currency exchange rates;
  . Downgrade of the Company's credit ratings and the negative effect on the Company's treasury operations;
  .  Ineffectiveness or failure of the Company's business strategies;
  . Risks accompanying the expansion of the Company's operation and the range of products and services;
  . Decline in the results of operations and financial conditions of the Company's subsidiaries;
  .  Risks relating to the increase of the Company's pension obligations;
  . Events that obligate the Company to compensate for losses in loan trusts and jointly operated designated money in trusts;
  .  Risks inherent in the Company's holding company structure;
  . Risks relating to regulatory developments or changes in laws, rules, including accounting rules, governmental policies and economic controls;
  .  Increase in competitive pressures;
  .  Imposition of bank taxes or introduction of new taxes applicable to banks;
     and
  .  Possible negative effects related to owning our shares.

For a detailed discussion of these risks and other risks, please see the Company's public filings.

(2)  Financial condition
     Loans and bills discounted decreased by (Y)529.6 billion from (Y)46,950.3 billion at March 31, 2003 to (Y)46,420.7 billion at September 30, 2003. This change consisted mainly of a decrease of (Y)30.3 billion in domestic loans, a decrease of (Y)748.4 billion in loans made by overseas branches and an increase of (Y)573.2 billion in domestic housing loans.
     Investment securities decreased by (Y)1,892.6 billion from (Y)24,158.3 billion at March 31, 2003 to (Y)22,265.6 billion at September 30, 2003. Total shareholders' equity increased by (Y)695.7 billion from (Y)3,046.4 billion at March 31, 2003 to (Y)3,742.2 billion at September 30, 2003.

     For the six months ended September 30, 2003, net cash provided by operating activities were (Y)700.1 billion, net cash provided by investing activities were (Y)1,096.0 billion and net cash provided by financing activities were
     (Y)106.8 billion. As a result, the balance of cash and cash equivalents at September 30, 2003 was (Y)5,955.4 billion.

     The Company's consolidated risk adjusted capital ratio (based on the standards of the BIS) increased by 1.60% from 10.84% at March 31, 2003 to 12.44% at September 30, 2003.
     The following table shows the Company's consolidated risk adjusted capital ratio at March 31, 2002, 2003 and September 30, 2003.

                                                  (in billions of Japanese yen,
                                                        except for percentages)
-------------------------------------------------------------------------------
                                                                  At September
                                                                     30, 2003
                                       At March      At March     (Preliminary
                                       31, 2002      31, 2003         basis)
-------------------------------------------------------------------------------
Tier I capital                           3,181.1        3,128.6         3,683.7
-------------------------------------------------------------------------------
Tier II capital                          3,145.3        2,847.6         3,127.2
-------------------------------------------------------------------------------
Tier III capital                              --           30.0            29.9
-------------------------------------------------------------------------------
Deduction from total qualifying
capital                                    105.9           37.9            51.0
-------------------------------------------------------------------------------
Total qualifying capital                 6,220.5        5,968.4         6,789.7
-------------------------------------------------------------------------------
Risk-adjusted assets                    60,335.8       55,049.6        54,543.3
-------------------------------------------------------------------------------
Consolidated risk-adjusted capital
ratio (based on the standards of
the BIS)                                   10.30%         10.84%          12.44%
-------------------------------------------------------------------------------

----------
(*) Tier II capital and Tier III capital represent amounts includable as qualifying capital.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Balance Sheets
========================================================================================================================
                                                        As of September 30,                   As of March
(in millions of yen)                                  2003 (A)      2002 (B)      (A) - (B)   31, 2003 (C)   (A) - (C)
========================================================================================================================
Assets:
   Cash and due from banks                             9,912,534     6,311,583     3,600,951     8,235,754     1,676,779
   Call loans and bills bought                           937,576       600,125       337,451       551,357       386,219
   Receivables under resale agreements                   521,366       977,461      (456,095)      482,776        38,589
   Receivables under securities borrowing
   transactions                                        5,763,393     2,731,518     3,031,874     2,475,841     3,287,552
   Commercial paper and other debt purchased           1,167,667       530,599       637,067       500,614       667,052
   Trading assets                                      6,460,498     5,473,291       987,206     5,612,937       847,560
   Money held in trust                                   470,220       337,989       132,230       415,558        54,661
   Investment securities                              22,265,644    23,118,954      (853,309)   24,158,330    (1,892,685)
   Allowance for losses on investment securities          (2,937)       (4,125)        1,187        (2,067)         (870)
   Loans and bills discounted                         46,420,701    46,961,813      (541,111)   46,950,363      (529,662)
   Foreign exchanges                                     589,994       615,782       (25,787)      609,944       (19,949)
   Other assets                                        4,394,439     3,439,202       955,237     3,213,143     1,181,295
   Premises and equipment                                942,775     1,014,900       (72,125)      988,407       (45,631)
   Deferred debenture discounts and other costs               --            30           (30)            9            (9)
   Deferred tax assets                                 1,055,185     1,120,699       (65,513)    1,362,692      (307,506)
   Deferred tax assets on land revaluation loss            1,803         4,984        (3,181)        1,593           209
   Customers' liabilities for acceptances and
   guarantees                                          4,853,440     5,383,121      (529,680)    4,915,353       (61,913)
   Allowance for loan losses                          (1,043,299)   (1,498,277)      454,978    (1,297,292)      253,993
--------------------------------------------------  --------------------------------------------------------------------
      Total assets                                   104,711,005    97,119,655     7,591,349    99,175,319     5,535,685
==================================================  ====================================================================
Liabilities:
   Deposits                                           65,186,659    60,110,143     5,076,515    62,624,363     2,562,295
   Negotiable certificates of deposit                  3,729,540     3,062,225       667,314     4,045,901      (316,361)
   Debentures                                            516,603     1,198,024      (681,421)      636,060      (119,456)
   Call money and bills sold                           4,334,966     3,335,976       998,990     3,740,653       594,312
   Payables under repurchase agreements                3,536,865     3,135,593       401,271     3,162,054       374,810
   Payables under securities lending transactions      4,558,290     3,519,242     1,039,048     3,883,443       674,846
   Commercial paper                                      717,989       908,040      (190,051)      763,208       (45,219)
   Trading liabilities                                 1,634,106     1,957,506      (323,400)    1,567,512        66,594
   Borrowed money                                      1,446,930     1,675,564      (228,634)    1,512,729       (65,798)
   Foreign exchanges                                     920,205       648,370       271,834       532,947       387,258
   Short-term corporate bonds                            213,500            --       213,500        10,000       203,500
   Bonds and notes                                     3,830,193     3,420,718       409,474     3,546,979       283,213
   Bonds with warrants                                    50,528       295,651      (245,123)       50,528            --
   Due to trust account                                1,336,541     1,635,468      (298,927)    1,401,617       (65,076)
   Other liabilities                                   3,517,798     3,327,976       189,822     3,163,552       354,246
   Reserve for employees' bonuses                         17,231        16,888           342        17,028           202
   Reserve for employees' retirement benefits             32,473        40,996        (8,522)       36,976        (4,502)
   Reserve for losses on real estate-
   collateralized loans sold                                  --         2,039        (2,039)           --            --
   Reserve for expenses related to EXPO 2005 Japan           103            --           103            50            53
   Reserves under special laws                             1,049           540           508           799           249
   Deferred tax liabilities                               65,638        54,190        11,447        60,836         4,801
   Deferred tax liabilities on land revaluation
   excess                                                128,396       126,561         1,835       133,649        (5,253)
   Acceptances and guarantees                          4,853,440     5,383,121      (529,680)    4,915,353       (61,913)
--------------------------------------------------  --------------------------------------------------------------------
      Total liabilities                              100,629,052    93,854,844     6,774,207    95,806,248     4,822,803
--------------------------------------------------  --------------------------------------------------------------------
Minority interest                                        339,745       329,902         9,843       322,650        17,095
--------------------------------------------------  --------------------------------------------------------------------
Shareholders' equity:
   Capital stock                                       1,258,052     1,146,500       111,552     1,258,052            --
   Capital surplus                                       931,304       835,048        96,255       932,016          (712)
   Retained earnings                                   1,244,197       944,245       299,951       962,347       281,849
   Land revaluation excess                               186,364       198,590       (12,225)      195,418        (9,054)
   Unrealized gains (losses) on securities
   available for sale                                    186,295        (9,521)      195,816      (223,432)      409,727
   Foreign currency translation adjustments              (60,670)      (81,228)       20,558       (73,499)       12,829
   Less treasury stock                                    (3,335)      (98,724)       95,388        (4,482)        1,146
--------------------------------------------------  --------------------------------------------------------------------
      Total shareholders' equity                       3,742,207     2,934,909       807,298     3,046,420       695,786
--------------------------------------------------  --------------------------------------------------------------------
      Total liabilities, minority interest and
      shareholders' equity                           104,711,005    97,119,655     7,591,349    99,175,319     5,535,685
==================================================  ====================================================================

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Operations
==========================================================================================================
                                                     For the six months ended                 For the year
                                                           September 30,                       ended March
(in millions of yen)                                  2003 (A)      2002 (B)      (A) - (B)     31, 2003
==========================================================================================================
Ordinary income:
   Interest income:
      Interest on loans and discounts                    454,784       519,318       (64,534)    1,016,256
      Interest and dividends on securities               178,509       177,292         1,217       378,334
      Other interest income                              123,071       186,518       (63,447)      297,048
   -----------------------------------------------  ------------------------------------------------------
   Total interest income                                 756,365       883,129      (126,764)    1,691,639
   Trust fees                                             36,452        47,957       (11,504)      101,442
   Fees and commissions                                  234,025       201,837        32,188       428,014
   Trading profits                                        76,177        54,283        21,893        79,907
   Other business income                                 169,633       133,006        36,627       278,645
   Other ordinary income                                  88,275       105,197       (16,922)      192,878
--------------------------------------------------  ------------------------------------------------------
Total ordinary income                                  1,360,929     1,425,412       (64,482)    2,772,528
--------------------------------------------------  ------------------------------------------------------
Ordinary expenses:
   Interest expense:
      Interest on deposits                                84,492       119,535       (35,042)      231,832
      Interest on debentures and amortization of
      debenture discounts                                  2,310         5,654        (3,343)        8,504
      Other interest expense                             137,472       236,621       (99,149)      394,184
   -----------------------------------------------  ------------------------------------------------------
   Total interest expense                                224,276       361,811      (137,535)      634,520
   Fees and commissions                                   38,224        33,621         4,602        73,296
   Trading losses                                          4,136        10,549        (6,413)           --
   Other business expenses                               108,115        69,084        39,030       126,198
   General and administrative expenses                   523,123       511,825        11,298     1,048,806
   Other ordinary expenses                               189,621       631,820      (442,198)    1,249,968
--------------------------------------------------  ------------------------------------------------------
Total ordinary expenses                                1,087,497     1,618,712      (531,215)    3,132,790
--------------------------------------------------  ------------------------------------------------------
Ordinary profit (loss)                                   273,432      (193,300)      466,732      (360,262)
--------------------------------------------------  ------------------------------------------------------
Special gains                                            249,702        27,271       222,431        48,552
Special losses                                            14,800        14,405           395        29,031
--------------------------------------------------  ------------------------------------------------------
Income (Loss) before income taxes and others             508,334      (180,434)      688,768      (340,742)
--------------------------------------------------  ------------------------------------------------------
Income taxes-current                                      25,503        31,920        (6,416)       55,919
Income taxes-deferred                                    159,516       (27,033)      186,550      (237,065)
Minority interest                                         21,436         2,777        18,658         1,898
--------------------------------------------------  ------------------------------------------------------
Net income (loss)                                        301,877      (188,098)      489,976      (161,495)
==================================================  ======================================================

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Capital Surplus and Retained Earnings
===============================================================================================================================
                                                                          For the six months ended                 For the year
                                                                                September 30,                       ended March
(in millions of yen)                                                       2003 (A)      2002 (B)      (A) - (B)     31, 2003
===============================================================================================================================
Consolidated Statements of Capital Surplus
   Balance of capital surplus at beginning of fiscal year                     932,016       834,644        97,371       834,644
   --------------------------------------------------------------------  ------------------------------------------------------
   Increase:                                                                       --           403          (403)      111,552
      Issuance of common stock due to capital increase                             --            --            --       111,552
      Gains on sales of treasury stock, net of income taxes                        --           403          (403)           --
   --------------------------------------------------------------------  ------------------------------------------------------
   Decrease:                                                                     (712)           --          (712)      (14,180)
      Losses on sales of treasury stock, net of income taxes                     (712)           --          (712)      (14,180)
   --------------------------------------------------------------------  ------------------------------------------------------
   Balance of capital surplus at end of (interim) fiscal year                 931,304       835,048        96,255       932,016
   ====================================================================  ======================================================
Consolidated Statements of Retained Earnings
   Balance of retained earnings at beginning of fiscal year                   962,347     1,189,718      (227,370)    1,189,718
   --------------------------------------------------------------------  ------------------------------------------------------
   Increase:                                                                  310,932         6,141       304,790         3,228
      Net income                                                              301,877            --       301,877            --
      Reduction in land revaluation excess                                      9,054         3,064         5,989            --
      Change in ownership percentage to a consolidated subsidiary
       due to stock repurchase by the subsidiary                                   --         2,738        (2,738)        2,648
      Decrease in companies accounted for by the equity method                     --           338          (338)          580
   --------------------------------------------------------------------  ------------------------------------------------------
   Decrease:                                                                  (29,082)     (251,614)      222,532      (230,599)
      Net loss                                                                     --      (188,098)      188,098      (161,495)
      Cash dividends                                                          (29,078)      (41,776)       12,697       (45,943)
      Bonuses to directors of consolidated subsidiaries                            (3)           (3)           (0)           (3)
      Reduction in land revaluation excess                                         --            --            --        (1,420)
      Change in ownership percentage to consolidated subsidiaries and
       a company accounted for by the equity method due to their merger            --       (17,725)       17,725       (17,725)
      Increase in consolidated subsidiaries and companies
       accounted for by the equity method                                          --        (4,011)        4,011        (4,011)
   --------------------------------------------------------------------  ------------------------------------------------------
   Balance of retained earnings at end of (interim) fiscal year             1,244,197       944,245       299,951       962,347
   ====================================================================  ======================================================

See Notes to Consolidated Financial Statements.

(Japanese GAAP)
Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows
=================================================================================================================================
                                                                            For the six months ended                 For the year
                                                                                  September 30,                       ended March
(in millions of yen)                                                         2003 (A)      2002 (B)      (A) - (B)     31, 2003
=================================================================================================================================
Cash flows from operating activities:
   Income (Loss) before income taxes and others                                 508,334      (180,434)      688,768      (340,742)
   Depreciation                                                                  46,061        39,596         6,464        86,242
   Goodwill amortization                                                           (599)         (693)           93        (3,937)
   Equity in loss (earnings) of affiliates                                       (1,232)        6,340        (7,572)        3,532
   Increase (decrease) in allowance for loan losses                            (253,853)     (153,931)      (99,922)     (355,043)
   Increase (decrease) in allowance for losses on investment securities           1,121         2,625        (1,503)          566
   Increase (decrease) in reserve for losses on real estate-
   collateralized loans sold                                                         --        (5,536)        5,536        (7,575)
   Increase (decrease) in reserve for employees' bonuses                            202           566          (363)          743
   Increase (decrease) in reserve for employees' retirement benefits             (4,502)        4,280        (8,783)          228
   Increase (decrease) in reserve for expenses related to EXPO 2005 Japan            53            --            53            50
   Interest income recognized on statements of operations                      (756,365)     (883,129)      126,764    (1,691,639)
   Interest expenses recognized on statements of operations                     224,276       361,811      (137,535)      634,520
   Investment securities losses (gains)                                          10,035       210,579      (200,544)      400,864
   Losses (gains) on money held in trust                                         (3,895)        8,552       (12,447)        7,421
   Foreign exchange losses (gains)                                              302,701       148,678       154,023       (32,716)
   Losses (gains) on sales of premises and equipment                              7,721        11,507        (3,785)       20,680
   Net decrease (increase) in trading assets                                   (831,976)      200,750    (1,032,727)      100,860
   Net increase (decrease) in trading liabilities                                53,836     1,265,030    (1,211,194)      848,319
   Adjustment of unsettled trading accounts                                     (44,595)     (610,143)      565,547      (601,361)
   Net decrease (increase) in loans and bills discounted                        587,495     1,639,205    (1,051,710)    1,668,901
   Net increase (decrease) in deposits                                        2,511,203       592,884     1,918,318     3,077,728
   Net increase (decrease) in negotiable certificates of deposit               (317,583)     (119,345)     (198,237)      863,841
   Net increase (decrease) in debentures                                       (119,456)   (1,077,545)      958,088    (1,639,510)
   Net increase (decrease) in borrowed money (excluding subordinated
   borrowings)                                                                  (54,327)     (208,726)      154,398      (304,049)
   Net decrease (increase) in due from banks (excluding cash equivalents)       244,440       491,185      (246,745)      477,598
   Net decrease (increase) in call loans and bills bought and others           (589,857)      623,072    (1,212,929)    1,208,579
   Net decrease (increase) in receivables under securities borrowing
   transactions                                                              (3,284,170)     (736,788)   (2,547,381)     (217,281)
   Net increase (decrease) in call money and bills sold and others              961,881    (1,112,719)    2,074,600      (695,559)
   Net increase (decrease) in commercial paper                                  (54,575)       69,688      (124,264)      (75,419)
   Net increase (decrease) in payables under securities lending
   transactions                                                                 667,873       377,634       290,238       475,235
   Net decrease (increase) in foreign exchanges (assets)                         19,949       (54,999)       74,949       (49,161)
   Net increase (decrease) in foreign exchanges (liabilities)                   387,258       134,471       252,787        19,047
   Net increase (decrease) in short-term corporate bonds (liabilities)          203,500            --       203,500        10,000
   Net increase (decrease) in issuance and redemption of unsubordinated
   bonds and notes                                                              127,506       229,423      (101,916)      401,567
   Net increase (decrease) in due to trust account                              (65,076)     (646,756)      581,679      (880,607)
   Interest income (cash basis)                                                 810,788       958,652      (147,864)    1,772,695
   Interest expenses (cash basis)                                              (272,624)     (413,633)      141,008      (718,006)
   Other                                                                       (301,910)      104,074      (405,985)      215,211
-------------------------------------------------------------------------  ------------------------------------------------------
   Sub-total                                                                    719,638     1,276,230      (556,592)    4,681,824
   Income taxes                                                                 (19,489)      (30,332)       10,842       (45,110)
-------------------------------------------------------------------------  ------------------------------------------------------
   Net cash provided by operating activities                                    700,148     1,245,897      (545,749)    4,636,714
Cash flows from investing activities:
   Purchases of investment securities                                       (23,411,837)  (22,905,355)     (506,481)  (44,807,196)
   Proceeds from sales of investment securities                              17,576,271    12,765,484     4,810,787    27,103,131
   Proceeds from maturities of investment securities                          6,969,299     9,460,086    (2,490,787)   15,702,239
   Increase in money held in trust                                              (61,595)      (64,333)        2,738      (162,435)
   Decrease in money held in trust                                                5,043        48,921       (43,878)       64,037
   Purchases of premises and equipment                                          (15,173)      (29,424)       14,250       (42,775)
   Proceeds from sales of premises and equipment                                 32,040        15,107        16,933        19,099
   Purchases of equity of newly consolidated subsidiaries                            --            --            --          (923)
   Proceeds from sales of equity of subsidiaries resulting
   deconsolidation                                                                2,022            --         2,022            --
-------------------------------------------------------------------------  ------------------------------------------------------
   Net cash provided by (used in) investing activities                        1,096,071      (709,513)    1,805,585    (2,124,823)
Cash flows from financing activities:
   Increase in subordinated borrowings                                          104,345       115,500       (11,154)      116,000
   Decrease in subordinated borrowings                                         (139,845)      (70,599)      (69,245)     (137,842)
   Increase in subordinated bonds and notes and bonds with warrants             191,642       161,432        30,209       189,757
   Decrease in subordinated bonds and notes and bonds with warrants             (17,057)     (279,339)      262,281      (625,897)
   Proceeds from issuance of common stock                                            --            --            --       223,104
   Proceeds from issuance of common stock to minority shareholders                9,422        11,189        (1,767)       16,195
   Dividend paid by the parent                                                  (29,010)      (41,724)       12,714       (46,702)
   Dividend paid by subsidiaries to minority shareholders                       (13,372)       (3,045)      (10,327)       (3,414)
   Purchases of treasury stock                                                     (139)         (380)          240          (965)
   Proceeds from sales of treasury stock                                            910        11,820       (10,909)       82,944
-------------------------------------------------------------------------  ------------------------------------------------------
   Net cash provided by (used in) financing activities                          106,895       (95,146)      202,042      (186,820)

Effect of exchange rate changes on cash and cash equivalents                      2,772       (72,492)       75,265       (48,536)
-------------------------------------------------------------------------  ------------------------------------------------------
Net increase in cash and cash equivalents                                     1,905,887       368,744     1,537,142     2,276,534
Cash and cash equivalents at beginning of fiscal year                         4,049,530     1,741,798     2,307,731     1,741,798
Increase in cash and cash equivalents due to consolidation of new
subsidiaries                                                                         --        34,811       (34,811)       34,811
Decrease in cash and cash equivalents due to deconsolidation of
subsidiaries                                                                         --            --            --        (3,614)
-------------------------------------------------------------------------  ------------------------------------------------------
Cash and cash equivalents at end of (interim) fiscal year                     5,955,417     2,145,354     3,810,063     4,049,530
-------------------------------------------------------------------------  ------------------------------------------------------

Notes to Consolidated Financial Statements

Notes related to the Consolidated Balance Sheet as of September 30, 2003 are as follows:

1. Basis of Presentation
     The accompanying Consolidated Balance Sheet of Mitsubishi Tokyo Financial Group, Inc. ("MTFG") and its subsidiaries is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. The Consolidated Balance Sheet is not intended to present the financial position in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Trading Assets and Liabilities
     Transactions for trading purposes (for purposes of seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in Trading assets and Trading liabilities on a trade date basis.
     Trading securities and monetary claims purchased for trading purposes are stated at market value at interim fiscal year end. Trading-related financial derivatives such as swaps, futures or options are stated at the estimated amounts that would be received or paid for settlement if such transactions were terminated at interim fiscal year end.

3. Investment Securities
     Debt securities being held to maturity are stated at amortized cost computed by the moving-average method (straight-line amortization). Other securities (securities available for sale) whose current value can be estimated are stated at market value at interim fiscal year end (sale cost is calculated by the moving-average method) and other non-marketable securities are stated at cost or amortized cost computed by the moving-average method. Unrealized gains and losses on securities available for sale are included in shareholders' equity, net of income taxes.

4. Securities in Money Held in Trust
     Securities included in Money held in trust are stated at the same method as described in notes 2. and 3.

5. Derivatives
     Derivatives for purposes other than trading are stated at market value.
     In the previous fiscal year, MTFG's domestic banking subsidiary and trust banking subsidiary adopted the transitional treatments prescribed in the Industry Audit Committee Report No. 25, "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the Japanese Institute of Certified Public Accountants (the "JICPA") on July 29, 2002. According to the transitional treatments, currency swap transactions and fund swap transactions for the purpose of funds borrowing/lending in different currencies were accounted for on an accrual basis as financing transactions in accordance with the Industry Audit Committee Report No. 20, "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the JICPA on November 14, 2000. In the current interim fiscal year, such swap transactions are stated at market value as derivative transactions and net assets or liabilities are recorded on the balance sheet in accordance with the standard treatments of the Industry Audit Committee Report No. 25.

     As a result, "Other assets" and "Other liabilities" increased by (Y)81,105 million, respectively. With respect to the currency swap transactions and fund swap transactions which had been accounted for on an accrual basis, the change had no effects on the results of operations since MTFG's domestic banking subsidiary and trust banking subsidiary applied hedge accounting in accordance with the Industry Audit Committee Report No. 25. Summary of the hedge accounting is described in Note 16.
     In the previous fiscal year, the translation adjustments of forward exchange transactions and other relevant transactions in MTFG's domestic banking subsidiary were reported as other in "Other assets" or other in "Other liabilities" on a net basis by applying the transitional treatments prescribed in the Industry Audit Committee Report No. 25. In the current interim fiscal year, they are reported as trading derivative financial instruments in "Trading assets" and "Trading liabilities" or as derivative financial instruments in "Other assets" and "Other liabilities" on a gross basis in accordance with the standard treatments of the Report No. 25. The translation adjustments of forward exchange transactions and other relevant transactions in MTFG's domestic trust banking subsidiary were reported as other in "Other assets" or other in "Other liabilities." In the current interim fiscal year, they are reported as trading derivative financial instruments in "Trading assets" and "Trading liabilities" or as derivative financial instruments in "Other assets" and "Other liabilities." As a result, "Trading assets" increased by (Y)60,878 million, "Trading liabilities" decreased by (Y)377 million, "Other assets" increased by
(Y)715,102 million and "Other liabilities" increased by (Y)776,358 million.

6. Premises and Equipment
     Depreciation for buildings and equipment of MTFG and its domestic banking subsidiary and trust banking subsidiary is computed using the declining-balance method.
     Principal estimated useful lives are as follows:
          Buildings                         15 years to 50 years
          Equipment and furniture            5 years to 20 years
     Depreciation for buildings and equipment of other consolidated subsidiaries is computed principally using the straight-line method based on the estimated useful lives.

7. Software
     Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives of 5 to 10 years.

8. Bonds Issuance Costs
     Bonds issuance costs are charged to expenses when incurred.

9. Translation of Foreign Currency Items
     Foreign currency assets and liabilities and overseas branches' accounts of MTFG's domestic banking subsidiary and trust banking subsidiary are principally translated into yen equivalents at the exchange rates prevailing at interim fiscal year end, except equity securities of affiliated companies which are translated into yen equivalents at the exchange rates prevailing at the acquisition date for those securities.
     Foreign currency assets and liabilities of other consolidated subsidiaries are principally translated into yen equivalents at the exchange rates prevailing at interim fiscal year end of each company.

10. Allowance for Loan Losses

     An allowance for loan losses of MTFG's primary domestic consolidated subsidiaries is provided as detailed below, pursuant to the internal rules for self-assessment of asset quality and the internal rules for providing allowances for credit losses:

     For claims to debtors who are legally bankrupt (due to bankruptcy, special liquidation, suspension of transactions with banks by the rules of clearing houses, etc.) or virtually bankrupt, an allowance is provided based on the amount of claims, after the charge-off as stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.
     For claims to debtors who are likely to become bankrupt for which future cash flows could not be reasonably estimated, an allowance is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.
     For claims to debtors who are likely to become bankrupt and to be closely watched for which future cash flows could be reasonably estimated, an allowance is provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.
     For other claims, an allowance is provided based on historical loan loss experience.
     The allowance for loans to specific foreign borrowers is provided based on the amount of expected losses due to the political and economic situation of their respective countries.
     All claims are assessed by the branches and credit supervision divisions based on the internal rules for self-assessment of asset quality. The credit examination divisions, which are independent from branches and credit supervision divisions, subsequently conduct audits of their assessments, and an allowance is provided based on audit results.
     For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged-off and the amount was (Y)605,373 million.
     An allowance for loan losses of other consolidated subsidiaries is provided based on historical loan losses experience or estimated collectibility of specific claims.

11. Allowance for Losses on Investment Securities
     An allowance for losses on investment securities is provided based on the estimated losses on non-marketable debt securities.

12. Reserve for Employees' Bonuses
     A reserve for employees' bonuses is provided for the payment of employees' bonuses based on estimated amounts of the future payments attributed to the current interim fiscal year.

13. Reserve for Employees' Retirement Benefits
     A reserve for employees' retirement benefits is provided for the payment of employees' retirement benefits based on estimated amounts of the actuarial retirement benefit obligation and the related pension assets. Prior service cost is amortized using the straight-line method over 10 years. Net actuarial gain
(loss) is amortized using the straight-line method over 10 years commencing from the next fiscal year of incurrence. The unrecognized net retirement benefit obligation at the adoption of new accounting standard is being amortized using the straight-line method over 5 years.

14. Equipment Used under Finance Lease Agreements
     Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of leased equipment to the lessee, in which case the equipment is capitalized.

15. Hedge Accounting for Interest Rate Risks
     With respect to hedge accounting for interest rate risks arising from financial assets and liabilities, in the previous fiscal year,

MTFG's domestic banking subsidiary and trust banking subsidiary principally applied the "macro hedge" accounting for which they manage interest rate risks arising from various deposits and loans etc. with derivative transactions as a whole in conformity with the transitional treatments prescribed in the Industry Audit Committee Report No. 24, "Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry" issued by the JICPA on February 13, 2002. Since the beginning of the current interim fiscal year, they have adopted portfolio hedges or individual hedges prescribed in the Report No. 24 and the Accounting Committee Report No. 14, "Practical Guidelines for Accounting for Financial Instruments" issued by the JICPA on January 31, 2000. The method of the hedge accounting is the deferral method.
     In hedging activities to offset changes in the fair value of fixed rate deposits and loans etc., MTFG's domestic banking subsidiary and trust banking subsidiary distinguish hedged items by grouping the hedged items by their maturities and designate interest rate swap transactions etc. as hedging instruments in accordance with the Industry Audit Committee Report No. 24. In hedging activities offsetting changes in the fair value of fixed rate bonds, they distinguish hedged items by individual bond or identical type of bonds and designate interest rate swap transactions etc. as hedging instruments. Since material terms related to the hedged items and hedging instruments are substantially identical, hedge relationship is deemed to be highly effective and the hedge effectiveness testing is substituted. MTFG's domestic trust banking subsidiary applies exceptional treatments permitted for interest rate swaps for certain assets and liabilities and, therefore, omits testing hedge effectiveness.
     In hedging activities to fix forecasted cash flows on variable rate or short-term fixed rate deposits and loans etc., MTFG's domestic banking subsidiary and trust banking subsidiary distinguish hedged items by grouping the hedged items by their index interest rates and repricing terms and designate interest rate swap transactions etc. as hedging instruments in accordance with the Industry Audit Committee Report No. 24. Since material terms related to the hedged items and hedging instruments are substantially identical, hedge relationship is deemed to be highly effective and the hedge effectiveness testing is substituted. Effectiveness is also tested by correlation of fluctuation factors in interest rates.
     Deferred hedge losses and deferred hedge gains recorded on the balance sheet as of March 31, 2003 as a result of the macro hedge accounting are realized as expenses or income over the remaining lives of the hedging instruments. Deferred hedge losses and deferred hedge gains attributable to the macro hedge accounting as of September 30, 2003 were (Y)304,517 million and
(Y)363,926 million, respectively.

16. Hedge Accounting for Foreign Exchange Risks
     With respect to hedge accounting for foreign exchange risks attributable to foreign-currency-denominated financial assets and liabilities, since the beginning of the current interim fiscal year, MTFG's domestic banking subsidiary and trust banking subsidiary have applied the deferral hedge accounting by distinguishing hedged items by grouping the foreign-currency-denominated financial assets and liabilities by currencies and designating currency swap transactions and forward exchange contracts (funds swap transactions) as hedging instruments, pursuant to the Industry Audit Committee Report No. 25.
     They also engage in "portfolio hedge" to hedge foreign exchange risk attributable to foreign-currency-denominated investments in affiliated companies and foreign-currency-denominated securities available for sale (other than bonds), using foreign-currency-denominated liabilities and forward exchange contracts as hedging instruments. They apply the deferral hedge method to foreign-currency-denominated investments in affiliated companies and the fair value hedge method to foreign-currency-denominated securities available for sale (other than bonds).

17. Intercompany and Intracompany Swap Transactions
     With respect to the intercompany and intracompany derivative transactions, realized gains (losses) or valuation gains (losses) on the interest rate swap transactions and currency swap transactions are reported in current earnings or deferred as assets or liabilities without elimination if mirror transactions with the third parties against these swap transactions designated as hedging instruments are appropriately conducted in conformity with the non-arbitrary and strict hedging policy in accordance with the

Industry Audit Committee Report No. 24 and No. 25.

18. Consumption Taxes
     The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts. The portion of the National Consumption Tax and the Local Consumption Tax, which were paid on the purchase of premises and equipment and which are not deductible as a tax credit, are charged to expenses when incurred.

19. Reserve for Expenses Related to EXPO 2005 Japan
     A reserve for expenses related to EXPO 2005 Japan is provided for the expenses related to the participation in the EXPO 2005 Japan to be held in Aichi Prefecture in 2005. The reserve is provided pursuant to Article 43 of the Commercial Code and includes the allowance provided pursuant to Article 68-52 of the Special Taxation Measures Law.

20. Reserves under Special Laws
     Pursuant to Article 82 of the Financial Futures Transactions Law, a reserve for contingent liabilities from brokering of financial futures transactions of
(Y)31 million was provided.
     Pursuant to Article 51 of the Securities and Exchange Law, a reserve for contingent liabilities from brokering of securities transactions of (Y)1,017 million was provided.

21. Consolidated Corporate-tax System
     MTFG and certain domestic consolidated subsidiaries adopt consolidated corporate-tax system, with MTFG being a parent company under the system.

22. Due from Directors of MTFG
     Due from directors of MTFG was (Y)102 million.

23. Accumulated Depreciation
     Accumulated depreciation on premises and equipment was (Y)636,810 million.

24. Accumulated Deferred Gains on Sales of Real Estate
     Accumulated deferred gains on sales of real estate of (Y)49,407 million were deducted from the acquisition cost of newly acquired premises and equipment.

25. Nonaccrual Loans
     Loans to customers in bankruptcy and past due loans are included in Loans and bills discounted, and the amounts were (Y)74,545 million and (Y)933,469 million, respectively. The amount of past due loans included loans of (Y)22,426 million entrusted to the Resolution and Collection Corporation, which facilitates the removal of problem loans from balance sheet.
     Loans are generally placed on nonaccrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons. Loans to customers in bankruptcy represent nonaccrual loans, after the partial charge-off of claims deemed uncollectible, to debtors who are legally bankrupt, which are defined in
Article 96, Paragraph 1, Subparagraph 3 and 4 of Enforcement Ordinance for the Corporation Tax Law. Past due loans are nonaccrual loans other than loans to customers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.

26. Accruing Loans Contractually Past Due 3 Months or More
     Accruing loans contractually past due 3 months or more are included in Loans and bills discounted, and the amount was (Y)17,682 million. Loans classified as loans to customers in bankruptcy or past due loans are excluded.

27. Restructured Loans
     Restructured loans are included in Loans and bills discounted, and the amount was (Y)887,341 million. Such restructured loans are loans on which concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the debt or accrued interest) have been granted to debtors in financial difficulties to assist them in their financial recovery and eventually to be able to repay to creditors. Loans classified as loans to customers in bankruptcy, past due loans or accruing loans contractually past due 3 months or more are excluded.

28. Nonaccrual Loans, Accruing Loans Contractually Past Due 3 Months or More and Restructured Loans
     Total amount of nonaccrual loans, accruing loans contractually past due 3 months or more and restructured loans was (Y)1,913,039 million. The amount of past due loans included loans of (Y)22,426 million entrusted to the Resolution and Collection Corporation, which facilitates the removal of problem loans from balance sheet.
     The amounts reflected in Notes 25. to 28. represent the gross receivable amounts prior to reduction for the allowance for loan losses.

29. Bills Discounted
     Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No.24. Bills accepted by other banks, commercial bills, bills of exchange, and foreign bills bought discounted by MTFG's domestic banking subsidiary and trust banking subsidiary are permitted to be sold or pledged and the total face value was (Y)747,615 million.

30. Assets Pledged
     Assets pledged as collateral were as follows:
          Cash and due from banks                      (Y)3,375 million
          Trading assets                             (Y)169,993 million
          Investment securities                    (Y)1,154,950 million
          Loans and bills discounted               (Y)1,945,083 million
          Premises and equipment                       (Y)5,351 million

     Liabilities related to the pledged assets were as follows:
          Deposits                                   (Y)268,540 million
          Call money and bills sold                (Y)2,741,800 million
          Borrowed money                              (Y)76,205 million
          Other liabilities                              (Y)150 million
          Acceptances and guarantees                   (Y)3,173 million
     In addition, Cash and due from banks of (Y)182,338 million, Trading assets of (Y)2,876 million, Investment securities of (Y)2,544,781 million, Loans and bills discounted of (Y)1,452,017 million and Other assets of (Y)88,348 million were pledged as collateral for settlement of exchange or derivatives transactions or as valuation margin.
     Trading assets of (Y)2,185,564 million and Investment securities of
(Y)2,541,945 million were sold under repurchase agreements or lent under secured lending transactions, and Payables under repurchase agreements of (Y)2,728,651 million and

Payables under securities lending transactions of (Y)2,582,123 million were corresponding.
     Bills rediscounted are accounted for secured borrowing transactions in conformity with the Industry Audit Committee Report No.24. The total face value of bills accepted by other banks, commercial bills, and bills of exchange rediscounted by MTFG's domestic banking subsidiary and trust banking subsidiary was (Y)22,678 million.

31. Land Revaluation Excess
     Pursuant to the Law concerning Revaluation of Land, promulgated on March 31, 1998 and revised on March 31, 2001, land used for business operations of domestic subsidiaries has been revalued as of the following dates. Land revaluation excess is included in Shareholders' equity, net of income taxes. The land revaluation excess includes MTFG's ownership percentage of affiliated companies' land revaluation excess.
     Date of the revaluation:
          Domestic  banking  subsidiary            March 31, 1998
          Domestic  trust banking subsidiary       March 31, 2002
          Other domestic subsidiaries              December 31, 2001
     The method of the revaluation as set forth in Article 3, Paragraph 3 of the
Law:
          Pursuant to Article 2, Subparagraph 4 of the Enforcement Ordinance for the Law concerning Revaluation of Land, the land price for the revaluation is determined based on the method established and published by the Director General of National Tax Agency in order to calculate the land value for a basis of determining the taxable amount subject to land value tax prescribed by Article 16 of the Land Value Tax Law, reflecting appropriate adjustments for land shape and timing of the assessment and based on real estate appraisal information defined by Article 5 of the Law.
     Land used for business operations of a certain affiliated company has been revalued as of March 31, 2002.

32. Subordinated Borrowings
     Subordinated borrowings of (Y)735,104 million were included in Borrowed money.

33. Subordinated Bonds
     Subordinated bonds of (Y)1,704,200 million were included in Bonds and notes.

34. Guaranteed Trusts
     Principal amounts of Jointly operated designated money trusts and Loan trusts of MTFG's trust banking subsidiary, for which repayment of the principal to the customers is guaranteed, were (Y)961,844 million and (Y)1,281,285 million, respectively.

35. Net Assets per Common Share
     Net assets per common share were (Y)532,290.27.

36. Write Down of Investment Securities
     Marketable securities other than trading securities are written down when a decline in the market value below the cost of the securities is substantial and the valuation differences are recognized as losses, based upon the judgment that the decline in market value is other than temporary at the current interim fiscal year-end. A "substantial decline in the market value" is recognized based on the classification of issuers as follows, pursuant to the internal rules for self-assessment of asset quality:

          Issuers who are legally bankrupt, virtually bankrupt or likely to become bankrupt: Market value is lower than cost
          Issuers who are to be closely watched: Market value is 30% or more lower than cost
          Other issuers: Market value is 50% or more lower than cost

37. Market Value of Securities

     Market value and valuation differences of securities were as follows. Securities below include trading securities, trading commercial paper and trading short-term corporate bonds classified as Trading assets, negotiable certificates of deposits classified as Cash and due from banks and investments in commodity investment trusts classified as Commercial paper and other debt purchased. The same definition is applied in Notes 38. to 40.

Trading securities
   Balance sheet amount                                     (Y)5,976,417 million
   Valuation losses included in Income
   before income taxes and others                             (Y)(2,347) million

Marketable debt securities being held to maturity

                                                                  (in millions of yen)
                      Balance sheet   Market value   Differences     Gains     Losses
                         amount
Domestic bonds              180,862        187,271         6,408      6,411          2
   Government bonds           3,269          3,408           138        138         --
   Municipal bonds          116,762        120,589         3,826      3,828          2
   Corporate bonds           60,829         63,273         2,444      2,444         --
Other securities            257,265        261,231         3,966      3,967          0
   Foreign bonds             74,926         78,892         3,966      3,967          0
   Other                    182,338        182,338            --         --         --
--------------------------------------------------------------------------------------
Total                       438,127        448,502        10,375     10,378          3

     Marketable securities available for sale

                                                                          (in millions of yen)
                                  Cost      Balance sheet    Valuation     Gains      Losses
                                               amount       differences
Domestic equity securities      3,023,771       3,277,796       254,024   494,697      240,672
Domestic bonds                 11,144,886      11,110,315       (34,570)   28,869       63,440
   Government bonds             9,354,067       9,315,897       (38,169)   18,519       56,689
   Municipal bonds                390,704         393,589         2,885     4,415        1,530
   Corporate bonds              1,400,114       1,400,828           713     5,934        5,220
Other securities                7,727,136       7,822,282        95,145   154,136       58,991
   Foreign equity securities       16,764          34,512        17,748    18,089          340
   Foreign bonds                6,162,404       6,252,956        90,552   121,124       30,571
   Other                        1,547,968       1,534,812       (13,155)   14,923       28,078
----------------------------------------------------------------------------------------------
Total                          21,895,795      22,210,394       314,599   677,703      363,104

     Valuation differences, net of (Y)126,965 million of related deferred tax liabilities, were (Y)187,634 million. Net valuation differences, excluding minority interest of (Y)2,528 million and adding MTFG's ownership percentage of affiliates' unrealized gains on securities available for sale of (Y)1,000 million, were (Y)186,106 million which were included in Unrealized gains on securities available for sale.

38. Securities Available for Sale Sold
     Securities available for sale sold during the interim fiscal year were as follows:
                                                       (in millions)

Proceeds from sales                  Gains                   Losses
   (Y)17,766,183                  (Y)144,633               (Y)145,376

39. Securities Not Stated at Market Value
     The balance sheet amounts of principal securities not stated at market value were as follows:

                                                    Balance sheet amount

Debt Securities being held to maturity
   Foreign bonds                                       (Y)20,442 million
Securities available for sale
   Domestic equity securities                         (Y)170,093 million
   Domestic corporate bonds                           (Y)339,304 million
   Foreign bonds                                       (Y)65,148 million

40. Redemption Schedule of Bonds
     Redemption schedule of bonds classified as securities available for sale and being held to maturity was as follows:
                                                            (in millions of yen)
                      Due within  Due after 1 year  Due after 5 years  Due after
                        1 year    through 5 years   through 10 years   10 years

Domestic bonds         2,637,158         7,006,505          1,405,163    587,533
   Government bonds    2,295,817         5,281,191          1,154,670    587,487
   Municipal bonds        82,719           308,358            125,152         --
   Corporate bonds       258,620         1,416,955            125,339         46
Other bonds            1,804,545         4,166,856            660,569    949,711
   Foreign bonds       1,542,180         3,935,334            532,537    369,950
   Other                 262,365           231,521            128,031    579,760
--------------------------------------------------------------------------------
Total                  4,441,704        11,173,361          2,065,732  1,537,244

41. Money Held in Trust
     Classification of Money held in trust was as follows:
     Money held in trust for trading purposes
   Balance sheet amount                                       (Y)335,712 million
   Valuation gains included in Income before income taxes
   and others                                                   (Y)8,088 million
Other Money held in trust
                                                            (in millions)
  Cost             Balance sheet       Valuation       Gains       Losses
                      amount         differences
(Y)134,190          (Y)134,508          (Y)317        (Y)317           --

     Valuation differences, net of (Y)128 million of related deferred tax liabilities, were (Y)189 million which were included in Unrealized gains on securities available for sale.

42. Securities Lent/Borrowed
     Unsecured securities lent for which borrowers have rights of sale or pledge were included in Investment securities and the amount was (Y)49,592 million.
     With respect to borrowed securities and purchased securities under resale agreements that are permitted to be sold or pledged, (Y)3,945,324 million were pledged, (Y)677,937 million were lent and (Y)5,082,471 million were held at hand at this interim fiscal year end.

43. Loan Commitments
     Contracts of overdraft facilities and loan commitment limits are contracts under which customers are lent to up to the prescribed limits in response to the customers' application for a loan as long as there is no violation of any condition in the contracts. The unused amount within the limits relating to these contracts was (Y)28,811,652 million.
     Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow MTFG and its consolidated subsidiaries to refuse the customers' application for a loan or decrease the contract limits with proper reasons (e.g., changes in financial situation, deterioration in customers' creditworthiness, etc.). At the inception of contracts, MTFG and its consolidated subsidiaries obtain real estate, securities, etc. as collateral if considered to be necessary. Subsequently, MTFG and its consolidated subsidiaries perform periodic reviews of the customers' business results based on internal rules, and take necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

44. Transfer of Substitutional Portion of Pension Obligations
     On August 1, 2003, according to the enactment of the Defined Benefit Pension Plan Law, MTFG's domestic banking subsidiary obtained an approval of exemption from the substitutional portion of its future pension obligations by the Minister of Health, Labor and Welfare. MTFG's domestic banking subsidiary recognized extinguishment of benefit obligation and plan assets as of the date of approval in accordance with a transitional measurement prescribed in Article 47-2 of the Accounting Committee Report No. 13, "Practical Guidelines for Accounting for Retirement Benefits (Interim Report)" issued by the JICPA on September 14, 1999.
     As a result, special gains of (Y)26,503 million were recorded in this interim fiscal year.
     The substitutional portion of the plan assets which will be transferred to the government in the subsequent year measured at the interim fiscal year-end was (Y)98,002 million.

45. Derivatives Embedded in Hybrid Financial Instruments
     The derivatives, which were embedded in hybrid financial instruments and not required to be accounted separately from the host contracts, had been accounted for on an accrual basis together with the host contracts. Since the beginning of the current interim fiscal year, such embedded derivatives have been measured at market value and their valuation gains (losses) have been reported in current earnings if they are managed separately from the host contracts.
     Such hybrid financial instruments had been risk adjusted items in the macro hedge accounting. Since the beginning of the current interim fiscal year, MTFG's domestic banking subsidiary and trust banking subsidiary have adopted the standard treatments of the Industry Audit Committee Report No. 24 and, therefore, valuation gains (losses) on the derivatives which used to be risk adjusting instruments in the macro hedge accounting are reported in current earnings. In response to this change, they changed the accounting for the embedded derivatives, which had been accounted together with the host contracts, and measured them at market value and reported their valuation gains (losses) in current earnings if they are managed separately from the host contracts.
     As a result, ordinary profit and income before income taxes and others increased by (Y)7,442 million, respectively.

Notes related to the Consolidated Statement of Operations for the six months ended September 30, 2003 are as follows:

1. Basis of Presentation
     The accompanying Consolidated Statement of Operations is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. The Consolidated Statement of Operations is not intended to present the results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Net Income per Common Share
     Net income per common share was (Y)47,619.95.

3. Net Income per Common and Common Equivalent Share
     Net income per common and common equivalent share was (Y)45,810.42.

4. Trading Profits and Losses
     Profits and losses on trading transactions are shown as Trading profits or Trading losses on a trade date basis.
     The amounts of the above profits and losses presented are the sum of (1) the difference between the valuation gains or losses at the beginning and end of the current interim fiscal year in the case of securities and monetary claims purchased, and the difference between the amount of unrealized gains or losses at the beginning and end of current interim fiscal year in the case of trading-related financial derivatives, and (2) interest received or paid in cash during the interim fiscal year.

5. Other Ordinary Income
     Other ordinary income included gains on sales of equity securities of
(Y)48,009 million.

6. Other Ordinary Expenses
     Other ordinary expenses included losses on sales of equity securities of
(Y)53,429 million, losses on loan charge-offs of (Y)49,840 million and losses on sales of loans and other claims of (Y)20,471 million.

7. Special Gains
     Special gains included reversal of allowance for loan losses of (Y)163,548 million, refund of enterprise taxes by the Tokyo Metropolitan Government plus accrued interest of (Y)41,958 million and gains on transfer of the substitutional portion of future pension obligations of (Y)26,503 million.

     Note related to the Consolidated Statement of Capital Surplus and Retained Earnings for the six months ended September 30, 2003 is as follows:

1. Basis of Presentation
     The accompanying Consolidated Statement of Capital Surplus and Retained Earnings is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. The Consolidated Statement of Capital Surplus and Retained Earnings is not intended to present the results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

Notes related to the Consolidated Statement of Cash Flows for the six months ended September 30, 2003 are as follows:

1. Basis of Presentation
     The accompanying Consolidated Statement of Cash Flows is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. The Consolidated Statement of Cash Flows is not intended to present the results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Definition of Cash and Cash Equivalents
     For the purpose of reporting cash flows, cash and cash equivalents are defined as those amounts included in Cash and due from banks excluding time deposits and negotiable certificates of deposits in other banks.

3. Reconciliation to the Cash and Cash Equivalents
     The reconciliation of the Cash and due from banks in the Consolidated Balance Sheet to the Cash and cash equivalents at end of interim fiscal year is as follows:

                                                                  (in millions)
Cash and due from banks                                           (Y) 9,912,534
Time deposits and negotiable certificates of deposit
in other banks                                                       (3,957,116)
                                                                  -------------
Cash and cash equivalents at end of interim fiscal year           (Y) 5,955,417
                                                                  =============

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Significant Policies in Preparation of Consolidated Financial Statements

1.  Scope of Consolidation

    (1) Number of consolidated subsidiaries: 176
        Significant companies
        The Bank of Tokyo-Mitsubishi, Ltd.   The Mitsubishi Trust and Banking
                                             Corporation
    (2) Number of non-consolidated subsidiaries: 3
        Non-consolidated subsidiaries are excluded from the scope of consolidation since their assets, ordinary income, and our ownership percentage of their net income or retained earnings do not have a material impact on our results of operations or financial condition.

2.  Application of the Equity Method
    (1) Number of affiliated companies accounted for by the equity method: 31 Significant companies
        Diamond Lease Co., Ltd.             The Master Trust Bank of Japan, Ltd.
        Diamond Computer Service Co., Ltd.  M&T Information Technology Co., Ltd.
        BOT Lease Co., Ltd.                 MTBC Bank Deutschland GmbH

    (2) Number of non-consolidated subsidiaries and affiliated companies not accounted for by the equity method: 3
        Non-consolidated subsidiaries and affiliated companies not accounted for by the equity method are excluded from the scope of the equity method since our ownership percentage of their net income or retained earnings do not have a material impact on our consolidated financial statements.

    (3) Although we own 29.3% of voting rights for Sanwa Tatemono Co., Ltd., we do not regard it as an affiliated company since we do not have the ability to exercise significant influence over the company due to its commencement of corporate rehabilitation proceedings pursuant to the Corporate Rehabilitation Law in June 1994.

3.  Interim Fiscal Year Ends of Consolidated Subsidiaries

    (1) Interim fiscal year ends of consolidated subsidiaries are as follows:

        April 30    :    2   subsidiaries   August 31       :   1   subsidiary
        June 30     :  107   subsidiaries   September 30    :  66   subsidiaries

    (2) Subsidiaries whose interim fiscal year ends are April 30 are consolidated based on their financial statements ended on July 31. Other subsidiaries are consolidated based on financial statements for their respective interim fiscal year ends. Significant transactions occurred during the intervening periods are reflected in the consolidated financial statements.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Segment Information
-------------------

1. Business segment information

[For the six months ended September 30, 2003]                                                 (in millions of yen)
------------------------------------------------------------------------------------------------------------------
                                          Trust
                               Banking   Banking   Securities    Other      Total     (Elimination)   Consolidated
------------------------------------------------------------------------------------------------------------------
Ordinary income:
(1)  Ordinary income from
     customers                 937,791   262,566       92,013    68,557   1,360,929              --      1,360,929
(2)  Internal ordinary
     income among segments      11,140     9,811        6,063    45,841      72,857         (72,857)            --
------------------------------------------------------------------------------------------------------------------
   Total ordinary income       948,932   272,378       98,077   114,398   1,433,786         (72,857)     1,360,929
------------------------------------------------------------------------------------------------------------------
Ordinary expenses              774,880   206,952       75,610    66,289   1,123,732         (36,235)     1,087,497
------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)         174,051    65,426       22,467    48,108     310,054         (36,621)       273,432
------------------------------------------------------------------------------------------------------------------

Notes:
<F1>
1.   Other primarily includes credit card and leasing businesses.

<F2>
2. The derivatives, which were embedded in hybrid financial instruments and not required to be accounted separately from the host contracts, had been accounted for on an accrual basis together with the host contracts. Since the beginning of the current interim fiscal year, such embedded derivatives have been measured at market value and their valuation gains (losses) have been reported in current earnings if they are managed separately from the host contracts.
     Such hybrid financial instruments had been risk adjusted in the macro hedge accounting. Since the beginning of the current interim fiscal year, MTFG's domestic banking subsidiary and trust banking subsidiary have adopted the standard treatments of the Industry Audit Committee Report No. 24 and, therefore, valuation gains (losses) on the derivatives which used to be risk adjusting instruments in the macro hedge accounting are reported in current earnings. In response to this change, they changed the accounting for the embedded derivatives, which had been accounted together with the host contracts, and measured them at market value and reported their valuation gains (losses) in current earnings if they are managed separately from the host contracts.
     As a result, ordinary profit increased by 7,442 million yen, and its effect in the Banking segment and the Trust Banking segment was 4,519 million yen and 2,923 million yen, respectively.

[For the six months ended September 30, 2002]                                                 (in millions of yen)
------------------------------------------------------------------------------------------------------------------
                                          Trust
                              Banking    Banking   Securities    Other      Total     (Elimination)   Consolidated
------------------------------------------------------------------------------------------------------------------
Ordinary income:
(1)  Ordinary income from
     customers               1,043,048   275,380       40,588    66,394   1,425,412              --      1,425,412
(2)  Internal ordinary
     income among segments      13,930     8,206        4,154    33,361      59,653         (59,653)            --
------------------------------------------------------------------------------------------------------------------
   Total ordinary income     1,056,979   283,587       44,742    99,756   1,485,065         (59,653)     1,425,412
------------------------------------------------------------------------------------------------------------------
Ordinary expenses            1,193,701   324,097       62,932    73,940   1,654,671         (35,958)     1,618,712
------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)        (136,721)  (40,509)     (18,189)   25,815    (169,605)        (23,694)      (193,300)
------------------------------------------------------------------------------------------------------------------

Note:
<F1>
1.   Other primarily includes credit card and leasing businesses.

[For the year ended March 31, 2003]                                                            (in millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                           Trust
                              Banking     Banking   Securities    Other      Total     (Elimination)   Consolidated
-------------------------------------------------------------------------------------------------------------------
Ordinary income:
(1)  Ordinary income from
     customers               1,975,522    569,401       86,953   140,650   2,772,528              --      2,772,528
(2)  Internal ordinary
     income among segments      33,684     17,048       10,835    41,309     102,877        (102,877)            --
-------------------------------------------------------------------------------------------------------------------
   Total ordinary income     2,009,207    586,449       97,789   181,959   2,875,405        (102,877)     2,772,528
-------------------------------------------------------------------------------------------------------------------
Ordinary expenses            2,165,525    755,789      131,928   151,444   3,204,687         (71,896)     3,132,790
-------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)        (156,318)  (169,339)     (34,139)   30,515    (329,281)        (30,980)      (360,262)
-------------------------------------------------------------------------------------------------------------------

Notes:
<F1>
1.   Other primarily includes credit card and leasing businesses.

<F2>
2. With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, 2000) ("the metropolitan ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross business profit. On October 18, 2000, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. MTFG's domestic banking subsidiary and trust banking subsidiary won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in favor of MTFG's domestic banking subsidiary and trust banking subsidiary, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of 11,741 million yen and also awarded to MTFG's domestic banking subsidiary and trust banking subsidiary damages of 300 million yen. On March 29, 2002, the metropolitan government lodged an appeal with the Tokyo High Court against the decision, and on April 9, 2002, the plaintiff banks at the first trial, including MTFG's domestic banking subsidiary and trust banking subsidiary, also lodged an appeal. MTFG's domestic banking subsidiary and trust banking subsidiary won the second-trial case eventually on January 30, 2003 with a decision of the Tokyo High Court in favor of MTFG's domestic banking subsidiary and trust banking subsidiary, on the grounds that the metropolitan ordinance was illegal. The High Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of 30,409 million yen. On February 10, 2003, the metropolitan government lodged a final appeal with the Supreme Court against the decision, and on February 13, 2003 the plaintiff banks at the first trial, including MTFG's domestic banking subsidiary and trust banking subsidiary also lodged a final appeal. It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the metropolitan ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the courts and the matter is still in litigation. The fact that during this fiscal year MTFG's domestic banking subsidiary and trust banking subsidiary have applied the same treatment as in the previous fiscal year, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the metropolitan ordinance. With the implementation of the municipal ordinance, enterprise taxes relating to banks in Tokyo were recorded in Other ordinary expenses in the amount of 19,593 million yen this fiscal year. As a result, there was a respective increase in Ordinary loss by the same amount as compared with the previous standards under which enterprise taxes were levied on income, and its effect in the Banking segment and the Trust Banking segment was 14,960 million yen and 4,633 million yen, respectively.

<F3>
3. Since the current fiscal year, MTFG has adopted Financial Accounting Standard No.1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" issued by the Accounting Standards Board of Japan on February 21, 2002. As a result, Ordinary loss decreased by 21,444 million yen, and its effect in the Banking segment and the Trust Banking segment was an increase of 15,445 million yen and a decrease of 36,889 million yen, respectively.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

2. Geographic segment information

[For the six months ended September 30, 2003]                                                              (in millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                        North      Latin     Europe/    Asia/Oceania
                              Japan    America    America   Mid. East   excl. Japan      Total     (Elimination)   Consolidated
-------------------------------------------------------------------------------------------------------------------------------
Ordinary income:
(1)  Ordinary income from
     customers               933,034    249,995    10,283     117,722         49,893   1,360,929              --      1,360,929
(2)  Internal ordinary
     income among segments    33,041      1,780    10,000      21,139          4,760      70,722         (70,722)            --
-------------------------------------------------------------------------------------------------------------------------------
   Total ordinary income     966,076    251,776    20,283     138,861         54,653   1,431,652         (70,722)     1,360,929
-------------------------------------------------------------------------------------------------------------------------------
Ordinary expenses            807,681    176,443    21,189     107,988         35,976   1,149,280         (61,783)     1,087,497
-------------------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)       158,394     75,333      (906)     30,873         18,676     282,371          (8,938)       273,432
-------------------------------------------------------------------------------------------------------------------------------

Notes:

<F1>
1. North America includes United States and Canada. Latin America primarily includes the Caribbean, Panama and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.

<F2>
2. The derivatives, which were embedded in hybrid financial instruments and not required to be accounted separately from the host contracts, had been accounted for on an accrual basis together with the host contracts. Since the beginning of the current interim fiscal year, such embedded derivatives have been measured at market value and their valuation gains (losses) have been reported in current earnings if they are managed separately from the host contracts. Such hybrid financial instruments had been risk adjusted in the macro hedge accounting. Since the beginning of the current interim fiscal year, MTFG's domestic banking subsidiary and trust banking subsidiary have adopted the standard treatments of the Industry Audit Committee Report No. 24 and, therefore, valuation gains (losses) on the derivatives which used to be risk adjusting instruments in the macro hedge accounting are reported in current earnings. In response to this change, they changed the accounting for the embedded derivatives, which had been accounted together with the host contracts, and measured them at market value and reported their valuation gains (losses) in current earnings if they are managed separately from the host contracts.
     As a result, ordinary profit increased by 7,442 million yen, and its effect in Japan and North America was 7,138 million yen and 304 million yen, respectively.

[For the six months ended September 30, 2002]                                                               (in millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                          North     Latin     Europe/    Asia/Oceania
                               Japan     America   America   Mid. East   excl. Japan      Total     (Elimination)   Consolidated
--------------------------------------------------------------------------------------------------------------------------------
Ordinary income:
(1)  Ordinary income from
     customers                 881,958   290,324    19,688     168,366         65,073   1,425,412              --      1,425,412
(2)  Internal ordinary
     income among segments      42,702    15,784    19,024      30,397         14,880     122,789        (122,789)            --
--------------------------------------------------------------------------------------------------------------------------------
   Total ordinary income       924,661   306,109    38,712     198,764         79,953   1,548,202        (122,789)     1,425,412
--------------------------------------------------------------------------------------------------------------------------------
Ordinary expenses            1,141,668   320,635    41,469     183,929         44,879   1,732,582        (113,869)     1,618,712
--------------------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)        (217,006)  (14,526)   (2,756)     14,835         35,074    (184,380)         (8,919)      (193,300)
--------------------------------------------------------------------------------------------------------------------------------

Note:
<F1>
1. North America includes United States and Canada. Latin America primarily includes the Caribbean, Panama and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.

[For the year ended March 31, 2003]                                                                        (in millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                          North     Latin     Europe/    Asia/Oceania
                               Japan     America   America   Mid. East   excl. Japan      Total     (Elimination)  Consolidated
-------------------------------------------------------------------------------------------------------------------------------
Ordinary income:
(1)  Ordinary income from
     customers               1,811,995   558,864    36,366     244,205        121,097   2,772,528             --      2,772,528
(2)  Internal ordinary
     income among segments      88,140    19,708    30,571      57,966         24,020     220,406       (220,406)            --
-------------------------------------------------------------------------------------------------------------------------------
   Total ordinary income     1,900,135   578,572    66,937     302,172        145,117   2,992,935       (220,406)     2,772,528
-------------------------------------------------------------------------------------------------------------------------------
Ordinary expenses            2,285,305   575,764    67,687     301,134         98,344   3,328,236       (195,446)     3,132,790
-------------------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)        (385,169)    2,808      (750)      1,038         46,772   (335,301)        (24,960)      (360,262)
-------------------------------------------------------------------------------------------------------------------------------

Notes:

<F1>
1. North America includes United States and Canada. Latin America primarily includes the Caribbean, Panama and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.

<F2>
2. With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, 2000) ("the metropolitan ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross business profit. On October 18, 2000, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. MTFG's domestic banking subsidiary and trust banking subsidiary won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in favor of MTFG's domestic banking subsidiary and trust banking subsidiary, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of 11,741 million yen and also awarded to MTFG's domestic banking subsidiary and trust banking subsidiary damages of 300 million yen. On March 29, 2002, the metropolitan government lodged an appeal with the Tokyo High Court against the decision, and on April 9, 2002, the plaintiff banks at the first trial, including MTFG's domestic banking subsidiary and trust banking subsidiary, also lodged an appeal. MTFG's domestic banking subsidiary and trust banking subsidiary won the second-trial case eventually on January 30, 2003 with a decision of the Tokyo High Court in favor of MTFG's domestic banking subsidiary and trust banking subsidiary, on the grounds that the metropolitan ordinance was illegal. The High Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of 30,409 million yen. On February 10, 2003, the metropolitan government lodged a final appeal with the Supreme Court against the decision, and on February 13, 2003 the plaintiff banks at the first trial, including MTFG's domestic banking subsidiary and trust banking subsidiary also lodged a final appeal. It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the metropolitan ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the courts and the matter is still in litigation. The fact that during this fiscal year MTFG's domestic banking subsidiary and trust banking subsidiary have applied the same treatment as in the previous fiscal year, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the metropolitan ordinance. With the implementation of the municipal ordinance, enterprise taxes relating to banks in Tokyo were recorded in Other ordinary expenses in the amount of 19,593 million yen this fiscal year. As a result, there was a respective increase in Ordinary loss in Japan by the same amount as compared with the previous standards under which enterprise taxes were levied on income.

<F3>
3. Since the current fiscal year, MTFG has adopted Financial Accounting Standard No.1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" issued by the Accounting Standards Board of Japan on February 21, 2002. As a result, Ordinary loss in Japan decreased by 21,444 million yen.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

3. Ordinary income from overseas operations

                                                 (in millions of yen)
---------------------------------------------------------------------
                                                      Ordinary income
                                                       from overseas
                                                      operations as a
                     Ordinary income   Consolidated    percentage of
                     from overseas      ordinary       consolidated
                      operations         income       ordinary income
---------------------------------------------------------------------
For the six months
 ended September
 30, 2003                    427,894      1,360,929              31.4%
---------------------------------------------------------------------
For the six months
 ended September
 30, 2002                    543,453      1,425,412              38.1%
---------------------------------------------------------------------
For the year ended
 March 31, 2003              960,533      2,772,528              34.6%
---------------------------------------------------------------------
Note:
1. Ordinary income from overseas operations consists of income from transactions of the overseas branches of MTFG's domestic banking subsidiary and trust banking subsidiary, and MTFG's overseas subsidiaries (excluding internal ordinary income among consolidated companies).

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Investment securities
---------------------

   Following tables include:
      Investment securities
      Negotiable certificates of deposits in "Cash and due from banks" Beneficiary certificates of merchandise investment in "Commercial Paper and other debt purchased".

1. Marketable debt securities being held to maturity

                                                        (in millions of yen)
----------------------------------------------------------------------------
                                       As of September 30,2002
                     -------------------------------------------------------
                     Balance sheet   Market
                        amount        value    Differences    Gains   Losses
----------------------------------------------------------------------------
Domestic bonds             205,147   215,660        10,513   10,513       --
   -------------------------------------------------------------------------
   Municipal bonds         126,963   133,319         6,356    6,356       --
   -------------------------------------------------------------------------
   Corporate bonds          78,183    82,341         4,157    4,157       --
----------------------------------------------------------------------------
Foreign bonds              125,389   129,993         4,603    4,683       79
----------------------------------------------------------------------------
Other                      299,190   299,190            --       --       --
----------------------------------------------------------------------------
Total                      629,727   644,844        15,117   15,196       79
----------------------------------------------------------------------------

2. Marketable securities available for sale

                                                                  (in millions of yen)
--------------------------------------------------------------------------------------
                                          As of September 30,2002
                             ---------------------------------------------------------
                                           Balance
                                             sheet      Valuation
                                Cost        amount     differences    Gains    Losses
--------------------------------------------------------------------------------------
Domestic equity securities    4,191,596    3,969,653      (221,942)  343,679   565,621
--------------------------------------------------------------------------------------
Domestic bonds               11,236,769   11,332,928        96,159    97,420     1,261
--------------------------------------------------------------------------------------
   Government bonds           9,449,564    9,522,776        73,212    73,609       397
   -----------------------------------------------------------------------------------
   Municipal bonds              407,339      417,153         9,813     9,838        25
   -----------------------------------------------------------------------------------
   Corporate bonds            1,379,865    1,392,998        13,133    13,972       839
   -----------------------------------------------------------------------------------
Foreign equity securities        20,828       40,350        19,521    19,969       448
--------------------------------------------------------------------------------------
Foreign bonds                 5,764,290    5,936,289       171,998   179,627     7,628
--------------------------------------------------------------------------------------
Other                         1,396,530    1,313,387       (83,143)   12,243    95,386
--------------------------------------------------------------------------------------
Total                        22,610,015   22,592,608       (17,406)  652,940   670,347
--------------------------------------------------------------------------------------

3. Principal securities not stated at market value

                                (in millions of yen)
----------------------------------------------------
                             As of September 30,2002
                             -----------------------
                              Balance sheet amount
----------------------------------------------------
Debt securities being held
 to maturity Foreign bonds                    26,402
----------------------------------------------------
Securities available for
 sale
Domestic equity securities                   103,204
Domestic municipal bonds                      52,549
Domestic corporate bonds                     274,322
Foreign equity securities                      6,914
Foreign bonds                                 48,676
----------------------------------------------------

Money held in trust
-------------------

Money held in trust other than trading purpose and being held to maturity

                                 (in millions of yen)
-----------------------------------------------------
             As of September 30,2002
-----------------------------------------------------
         Balance sheet    Valuation
Cost        amount       differences   Gains   Losses
-----------------------------------------------------
94,833          94,833            --      --       --
-----------------------------------------------------

Unrealized gains (losses) on securities available for sale
----------------------------------------------------------

The classification of unrealized gains (losses) on securities available for sale on the consolidated balance sheet is as follows:

                                             (in millions of yen)
-----------------------------------------------------------------
                                             As of September 30,
                                                    2002
-----------------------------------------------------------------
Valuation differences                                     (17,406)
-----------------------------------------------------------------
   Securities available for sale                          (17,406)
   --------------------------------------------------------------
Deferred tax assets                                         7,688
-----------------------------------------------------------------
Net valuation differences                                  (9,718)
=================================================================
Minority interest                                            (411)
-----------------------------------------------------------------
MTFG's ownership percentage of affiliates'
 unrealized gains on securities available
 for sale                                                     608
-----------------------------------------------------------------
Unrealized losses on securities available
 for sale                                                  (9,521)
-----------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Investment securities
---------------------
   Following tables include:
      Investment securities
      Trading securities and negotiable certificates of deposits in "Trading assets"
      Negotiable certificates of deposits in "Cash and due from banks" Securities and beneficiary certificates of merchandise investment in
       "Commercial Paper and other debt purchased".

1. Trading securities

                         (in millions of yen)
---------------------------------------------
                   As of March 31,2003
---------------------------------------------
Balance sheet   Valuation gains recognized on
   amount          statement of operations
---------------------------------------------
    4,829,854                             981
---------------------------------------------

2. Marketable debt securities being held to maturity

                                                          (in millions of yen)
------------------------------------------------------------------------------
                                     As of March 31,2003
                     ---------------------------------------------------------
                     Balance sheet   Market
                        amount       value     Differences    Gains     Losses
------------------------------------------------------------------------------
Domestic bonds             192,446   203,873        11,427    11,427        --
   ---------------------------------------------------------------------------
   Municipal bonds         122,238   129,778         7,539     7,539        --
   ---------------------------------------------------------------------------
   Corporate bonds          70,207    74,095         3,887     3,887        --
------------------------------------------------------------------------------
Foreign bonds               65,886    70,419         4,533     4,534         1
------------------------------------------------------------------------------
Other                      207,649   207,649            --        --        --
------------------------------------------------------------------------------
Total                      465,981   481,942        15,960    15,961         1
------------------------------------------------------------------------------

3. Marketable securities available for sale

                                                                  (in millions of yen)
--------------------------------------------------------------------------------------
                                        As of March 31,2003
                             ---------------------------------------------------------
                                           Balance
                                            sheet       Valuation
                                Cost       amount      differences    Gains     Losses
--------------------------------------------------------------------------------------
Domestic equity securities    3,517,001    3,089,757      (427,244)  191,051   618,296
--------------------------------------------------------------------------------------
Domestic bonds               12,150,041   12,271,912       121,780   124,182     2,311
--------------------------------------------------------------------------------------
   Government bonds          10,490,464   10,592,432       101,968   103,523     1,554
   -----------------------------------------------------------------------------------
   Municipal bonds              431,003      439,162         8,159     8,184        25
   -----------------------------------------------------------------------------------
   Corporate bonds            1,228,573    1,240,316        11,742    12,474       731
   -----------------------------------------------------------------------------------
Foreign equity securities        19,813       34,455        14,642    15,072       430
--------------------------------------------------------------------------------------
Foreign bonds                 6,821,736    6,968,748       147,012   158,634    11,621
--------------------------------------------------------------------------------------
Other                         1,349,624    1,250,708       (98,916)   17,513   116,429
--------------------------------------------------------------------------------------
Total                        23,858,217   23,615,582      (242,635)  506,454   749,089
--------------------------------------------------------------------------------------

4. Securities available for sale sold

            (in millions of yen)
--------------------------------
For the year ended March 31,2003
--------------------------------
 Proceeds     Gains      Losses
from sales   on sales   on sales
--------------------------------
27,610,331    252,510    280,803
--------------------------------

5. Principal securities not stated at market value
                                         (in millions of yen)
--------------------------------------------------------------
                                          As of March 31,2003
                                         ---------------------
                                          Balance sheet amount
--------------------------------------------------------------
Debt securities being held to maturity
Foreign  bonds                                          22,193
--------------------------------------------------------------
Securities available for sale
Domestic equity securities                             121,170
Domestic corporate bonds                               310,530
Foreign bonds                                           43,877
--------------------------------------------------------------

6. Redemption schedules of securities

                                                (in millions of yen)
--------------------------------------------------------------------
                                   As of March 31,2003
                      ----------------------------------------------
                                  Due after    Due after
                                   1 year       5 years
                      Due within   through      through    Due after
                       1 year      5 years     10 years    10 years
--------------------------------------------------------------------
Domestic bonds        3,186,171    6,736,050   2,568,077     290,641
   -----------------------------------------------------------------
   Government bonds   2,785,137    5,188,677   2,329,234     289,383
   -----------------------------------------------------------------
   Municipal bonds       63,063      378,861     125,528          --
   -----------------------------------------------------------------
   Corporate bonds      337,970    1,168,511     113,314       1,258
--------------------------------------------------------------------
Foreign bonds           508,719    4,726,113   1,101,419     738,569
--------------------------------------------------------------------
Other                   327,808      222,141      68,287     492,003
--------------------------------------------------------------------
Total                 4,022,698   11,684,306   3,737,783   1,521,215
--------------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Money held in trust
-------------------

1. Money held in trust for trading purpose

                          (in millions of yen)
----------------------------------------------
                     As of March 31,2003
----------------------------------------------
Balance sheet   Valuation losses recognized on
 amount            statement of operations
----------------------------------------------
      309,800                           (9,024)
----------------------------------------------

2. Money held in trust other than trading purpose and being held to maturity

                                   (in millions of yen)
-------------------------------------------------------
              As of March 31, 2003
-------------------------------------------------------
          Balance sheet    Valuation
 Cost         amount       differences   Gains   Losses
-------------------------------------------------------
105,757         105,757            --      --        --
-------------------------------------------------------

Unrealized gains (losses) on securities available for sale
----------------------------------------------------------

The classification of unrealized gains (losses) on securities available for sale on the consolidated balance sheet is as follows:

                                                      (in millions of yen)
--------------------------------------------------------------------------
                                                      As of March 31, 2003
--------------------------------------------------------------------------
Valuation differences                                             (242,635)
   -----------------------------------------------------------------------
   Securities available for sale                                  (242,635)
--------------------------------------------------------------------------
Deferred tax assets                                                 20,937
--------------------------------------------------------------------------
Net valuation differences                                         (221,697)
==========================================================================
Minority interest                                                   (2,200)
--------------------------------------------------------------------------
MTFG's ownership percentage of affiliates'
 unrealized gains on securities available for sale                     465
--------------------------------------------------------------------------
Unrealized losses on securities available for sale                (223,432)
--------------------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Notional principal or contract amount, market value and valuation gains (losses) on derivatives

a. Interest rate-related transactions

                                                      (in millions of yen)
--------------------------------------------------------------------------
                                   As of September 30, 2003
                    ------------------------------------------------------
                    Notional principal                        Valuation
                    or contract amount     Market value     gains (losses)
--------------------------------------------------------------------------
Exchange-traded
   -----------------------------------------------------------------------
   Futures                  14,574,430            (13,072)         (13,087)
   -----------------------------------------------------------------------
   Options                  22,021,680              1,398              851
--------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------
   FRAs                      4,290,049             (2,216)          (2,216)
   -----------------------------------------------------------------------
   Swaps                   227,270,827            139,697          109,450
   -----------------------------------------------------------------------
   Others                   11,926,225              3,336           10,957
--------------------------------------------------------------------------
Total                                             129,143          105,955
--------------------------------------------------------------------------
Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the table above.

b. Foreign exchange-related transactions

                                                     (in millions of yen)
-------------------------------------------------------------------------
                                      As of September 30, 2003
                       --------------------------------------------------
                       Notional principal                    Valuation
                       or contract amount   Market value   gains (losses)
-------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------
   Futures                          5,736             --               --
-------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------
   Swaps                        8,807,097        (31,533)         (31,533)
   ----------------------------------------------------------------------
   Forward contracts           46,076,528        (66,676)         (66,676)
   ----------------------------------------------------------------------
   Options                      8,604,469         (4,229)          14,125
-------------------------------------------------------------------------
Total                                           (102,439)         (84,084)
-------------------------------------------------------------------------
Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the table above.

c. Equity-related transactions

                                                  (in millions of yen)
----------------------------------------------------------------------
                                  As of September 30, 2003
                    --------------------------------------------------
                    Notional principal                    Valuation
                    or contract amount   Market value   gains (losses)
----------------------------------------------------------------------
Exchange-traded
   -------------------------------------------------------------------
   Futures                      69,132            129              129
   -------------------------------------------------------------------
   Options                      18,477            179               91
   -------------------------------------------------------------------
Over-the-counter
   -------------------------------------------------------------------
   Options                      58,442            536              241
   -------------------------------------------------------------------
   Swaps                            38             --               --
   -------------------------------------------------------------------
   Index forwards                1,705             (4)              (4)
----------------------------------------------------------------------
Total                                             840              457
----------------------------------------------------------------------
Note: Valuation gains(losses) are recognized in the consolidated statement of operations.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

d. Bond-related transactions

                                                           (in millions of yen)
-------------------------------------------------------------------------------
                                         As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal                    Valuation
                            or contract amount   Market value   gains (losses)
-------------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------------
   Futures                           1,317,678         (3,263)           (3,263)
   ----------------------------------------------------------------------------
   Options                             172,941            (86)              324
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Options                           1,485,328           (898)               98
-------------------------------------------------------------------------------
Total                                                  (4,248)           (2,840)
-------------------------------------------------------------------------------
Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the table above.

e. Commodity-related transactions

                                                           (in millions of yen)
-------------------------------------------------------------------------------
                                         As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal                    Valuation
                            or contract amount   Market value   gains (losses)
-------------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------------
   Futures                               5,957            384               384
   ----------------------------------------------------------------------------
   Options                                 348            (18)              (12)
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Swaps                               266,091           (173)             (173)
   ----------------------------------------------------------------------------
   Options                              39,847          1,090               734
-------------------------------------------------------------------------------
Total                                                   1,282               933
-------------------------------------------------------------------------------
Notes:
1. Valuation gains (losses) are recognized in the consolidated statement of operations.
2.   Commodities are primarily related to petroleum.

f. Credit derivatives

                                                           (in millions of yen)
-------------------------------------------------------------------------------
                                           As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal
                            or contract amount   Market value   Valuation gains
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Credit default options              881,871         29,118            29,118
-------------------------------------------------------------------------------
Note: Valuation gains are recognized in the consolidated statement of operations.

g. Others

                                                           (in millions of yen)
-------------------------------------------------------------------------------
                                          As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal
                            or contract amount   Market value   Valuation gains
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Weather derivatives                     490            (19)               20
-------------------------------------------------------------------------------
Note: Valuation gains are recognized in the consolidated statement of operations.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

[Reference]

1. Derivatives qualified for hedge-accounting

                                           (in billions of yen)
---------------------------------------------------------------
                                  As of September 30, 2003
                              ---------------------------------
                              Notional principal
                              or contract amount   Market value
---------------------------------------------------------------
Interest rate futures                    4,268.8           (6.4)
---------------------------------------------------------------
Interest rate swaps                     26,448.7           81.5
---------------------------------------------------------------
Currency swaps                           4,734.3           96.6
---------------------------------------------------------------
Other interest rate-related
 transactions                                3.9            0.0
---------------------------------------------------------------
Others                                     350.7           (0.0)
---------------------------------------------------------------
   Total                                                  171.7
---------------------------------------------------------------
Note: Derivatives which are accounted for on an accrual basis based on "Accounting standard for financial instruments" are not included in the table above.

     Notional principal by the remaining life of the interest rate swaps above is as follows.

                                                                 (in billions of yen)
-------------------------------------------------------------------------------------
                              Due within   Due after 1 year   Due after 5
                                1 year     through 5 years       years        Total
-------------------------------------------------------------------------------------
Receive-fix/pay-floater          7,456.0           11,388.1         986.7    19,831.0
-------------------------------------------------------------------------------------
Receive-floater/pay-fix          2,763.3            2,662.7       1,167.2     6,593.3
-------------------------------------------------------------------------------------
Receive-floater/pay-floater         14.3                 --          10.0        24.3
-------------------------------------------------------------------------------------
   Total                        10,233.8           14,050.8       2,164.0    26,448.7
-------------------------------------------------------------------------------------

2. Deferred gains (losses)

--------------------------------------------------------------------------
                                        As of September 30, 2003
                              --------------------------------------------
                               Deferred     Deferred        Net gains
                              gains (A)    losses (B)   (losses) (A)-(B)
--------------------------------------------------------------------------
Interest rate futures               31.5         29.9                  1.5
--------------------------------------------------------------------------
Interest rate swaps                448.3        445.2                  3.1
--------------------------------------------------------------------------
Currency swaps                      41.4         35.8                  5.5
--------------------------------------------------------------------------
Other interest rate-related
transactions                         3.7          3.5                  0.1
--------------------------------------------------------------------------
Others                              23.0         25.4                 (2.4)
--------------------------------------------------------------------------
   Total                           548.0        540.1                  7.8
--------------------------------------------------------------------------
Note: Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2003 are included in the above table.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Notional principal or contract amount, market value and valuation gains (losses) on derivatives

a. Interest rate-related transactions
                                                        (in millions of yen)
----------------------------------------------------------------------------
                                           As of September 30, 2002
                             -----------------------------------------------
                                Notional
                              principal or                      Valuation
                             contract amount   Market value   gains (losses)
----------------------------------------------------------------------------
Exchange-traded
   -------------------------------------------------------------------------
   Futures                         8,307,705         (7,042)          (7,042)
   -------------------------------------------------------------------------
   Options                         5,088,593          6,389            1,841
----------------------------------------------------------------------------
Over-the-counter
   -------------------------------------------------------------------------
   FRAs                              792,187           (501)            (501)
   -------------------------------------------------------------------------
   Swaps                         215,265,731        118,394          118,394
   -------------------------------------------------------------------------
   Others                         12,933,774          5,485            2,698
----------------------------------------------------------------------------
Total                                               122,725          115,390
----------------------------------------------------------------------------
Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the table above.

b. Foreign exchange-related transactions
                                                        (in millions of yen)
----------------------------------------------------------------------------
                                         As of September 30, 2002
                             -----------------------------------------------
                                Notional
                                principal                       Valuation
                                 amount        Market value   gains (losses)
----------------------------------------------------------------------------
Over-the-counter
   -------------------------------------------------------------------------
   Swaps                           8,784,272        (20,268)         (20,268)
   -------------------------------------------------------------------------
   Forward contracts                  81,824            152              152
   -------------------------------------------------------------------------
   Options                             1,353              1                1
----------------------------------------------------------------------------
Total                                               (20,114)         (20,114)
----------------------------------------------------------------------------
Notes: 1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting and/or which are applicable to notes 2. are not included in the table above.
       2. Currency swaps which are accounted for on an accrual basis are not included in the table above. Notional principal amount, market value and valuation gains (losses) on currency swaps which are accounted for on an accrual basis are as follows:

                                                        (in millions of yen)
----------------------------------------------------------------------------
                                         As of September 30, 2002
                             -----------------------------------------------
                                Notional
                                principal                       Valuation
                                 amount        Market value       losses
----------------------------------------------------------------------------
   Swaps                           6,223,453        (17,310)         (17,310)
----------------------------------------------------------------------------
          Other foreign exchange-related transactions such as forward exchange contracts and currency options, whose valuation gains (losses) have been recognized in the consolidated statement of operations, are not included in the table above.
          Notional principal or contract amounts of such foreign exchange-related transactions are as follows:

                                       (in millions of yen)
-----------------------------------------------------------
                             As of September 30, 2002
                      -------------------------------------
                      Notional principal or contract amount
-----------------------------------------------------------
Exchange-traded
   --------------------------------------------------------
   Futures                                            3,647
-----------------------------------------------------------
Over-the-counter
   --------------------------------------------------------
   Forward contracts                             64,716,665
   --------------------------------------------------------
   Options                                       10,530,635
-----------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

c. Equity-related transactions
                                                        (in millions of yen)
----------------------------------------------------------------------------
                                         As of September 30, 2002
                             -----------------------------------------------
                                Notional
                              principal or                      Valuation
                             contract amount    Market value      gains
----------------------------------------------------------------------------
Exchange-traded
   -------------------------------------------------------------------------
   Futures                            71,586             276             276
   -------------------------------------------------------------------------
   Options                            46,672            (102)             73
----------------------------------------------------------------------------
Over-the-counter
   -------------------------------------------------------------------------
   Options                           167,058           2,718           2,787
   -------------------------------------------------------------------------
   Swaps                              15,381             151             151
----------------------------------------------------------------------------
Total                                                  3,044           3,290
----------------------------------------------------------------------------
Note: Valuation gains are recognized in the consolidated statement of operations.

d. Bond-related transactions
                                                        (in millions of yen)
----------------------------------------------------------------------------
                                         As of September 30, 2002
                             -----------------------------------------------
                                Notional
                              principal or                      Valuation
                             contract amount   Market value   gains (losses)
----------------------------------------------------------------------------
Exchange-traded
   -------------------------------------------------------------------------
   Futures                         2,239,098            273              273
   -------------------------------------------------------------------------
   Options                           320,023           (509)             (78)
----------------------------------------------------------------------------
Over-the-counter
   -------------------------------------------------------------------------
   Options                           724,700         (1,009)          (1,117)
----------------------------------------------------------------------------
Total                                                (1,246)            (922)
----------------------------------------------------------------------------
Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the table above.

e. Commodity-related transactions
                                                        (in millions of yen)
----------------------------------------------------------------------------
                                         As of September 30, 2002
                             -----------------------------------------------
                                Notional
                              principal or                      Valuation
                             contract amount   Market value   gains (losses)
----------------------------------------------------------------------------
Exchange-traded
   -------------------------------------------------------------------------
   Futures                             4,104            211              211
   -------------------------------------------------------------------------
   Options                             1,294            (60)             (19)
----------------------------------------------------------------------------
Over-the-counter
   -------------------------------------------------------------------------
   Swaps                             275,753         (6,298)          (6,298)
   -------------------------------------------------------------------------
   Options                            77,311          1,998              853
----------------------------------------------------------------------------
Total                                                (4,148)          (5,253)
----------------------------------------------------------------------------

Notes: 1. Valuation gains (losses) are recognized in the consolidated statement of operations.
       2. Commodities are primarily related to petroleum.

f. Credit derivatives
                                                        (in millions of yen)
----------------------------------------------------------------------------
                                         As of September 30, 2002
                             -----------------------------------------------
                                Notional
                              principal or                      Valuation
                             contract amount   Market value   gains (losses)
----------------------------------------------------------------------------
Over-the-counter
----------------------------------------------------------------------------
   Credit default
   options                           998,695         48,917           48,917
   -------------------------------------------------------------------------
   Others                             97,952        (17,164)         (17,164)
----------------------------------------------------------------------------
Total                                                31,752           31,752
----------------------------------------------------------------------------

Note: Valuation gains (losses) are recognized in the consolidated statement of operations.

g. Others

                                                        (in millions of yen)
----------------------------------------------------------------------------
                                         As of September 30, 2002
                             -----------------------------------------------
                                Notional
                              principal or                      Valuation
                             contract amount   Market value       losses
----------------------------------------------------------------------------
Over-the-counter
   -------------------------------------------------------------------------
   Weather derivatives                   393            (24)              (8)
----------------------------------------------------------------------------
Note: Valuation losses are recognized in the consolidated statement of operations.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Derivatives qualified for hedge-accounting

                                                                                        (in billions of yen)
------------------------------------------------------------------------------------------------------------
                                                       As of September 30, 2002
                             -------------------------------------------------------------------------------
                                 Notional                                        Deferred         Net gains
                               principal or                   Deferred gains      losses          (losses)
                             contract amount   Market value        (A)              (B)           (A)-(B)
------------------------------------------------------------------------------------------------------------
Interest rate futures               12,745.2           14.2             79.7            63.5            16.2
------------------------------------------------------------------------------------------------------------
Interest rate swaps                 60,081.9          235.6            645.5           536.3           109.1
------------------------------------------------------------------------------------------------------------
Other interest rate-related
transactions                        30,328.2           (2.9)             1.4             0.9             0.5
------------------------------------------------------------------------------------------------------------
Other                                1,285.9           (0.8)            21.2            26.1            (4.9)
------------------------------------------------------------------------------------------------------------
         Total                                        246.1            748.0           627.0           120.9
------------------------------------------------------------------------------------------------------------

Notes 1. Derivatives which are accounted for on an accrual basis based on "Accounting standard for financial instruments" are not included in the table above.
      2. The transactions in the table above are reported on a mark-to-market basis on the consolidated balance sheet. The valuation differences which do not correspond to the income/ expenses accruing on hedged items are deferred as assets/liabilities.

      Notional principal by the remaining life of the interest rate swaps above is as follows.

                                                                        (in billions of yen)
--------------------------------------------------------------------------------------------
                                               Due after 1
                                Due within     year through      Due after
                                  1 year         5 years          5 year           Total
--------------------------------------------------------------------------------------------
Receive-fix/pay-floater             17,805.2       18,344.5          1,696.8        37,846.7
--------------------------------------------------------------------------------------------
Receive-floater/pay-fix              8,362.8       10,846.1          1,561.9        20,770.9
--------------------------------------------------------------------------------------------
Receive-floater/pay-floater            249.3        1,169.3             45.5         1,464.2
--------------------------------------------------------------------------------------------
         Total                      26,417.5       30,360.0          3,304.3        60,081.9
--------------------------------------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Notional principal or contract amount , market value and valuation gains (losses) on derivatives

a. Interest rate-related transactions

                                                                                                (in millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                              As of March 31, 2003
                                            ------------------------------------------------------------------------
                                                         Notional
                                                         principal         with
                                                        or contract      maturity                       Valuation
                                                          amount      of over 1 year   Market value   gains (losses)
--------------------------------------------------------------------------------------------------------------------
Exchange-traded
   -----------------------------------------------------------------------------------------------------------------
                                       sell                4,979,785         235,364        (37,589)         (37,589)
      Futures                ---------------------------------------------------------------------------------------
                                       buy                 6,782,908         660,290         27,458           27,458
   -----------------------------------------------------------------------------------------------------------------
                                       sell               16,690,400              --        (17,299)         (10,658)
      Options                ---------------------------------------------------------------------------------------
                                       buy                22,234,614           8,124         35,101           21,088
--------------------------------------------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------------------------------------------
                                       sell                  702,374             452            973              973
      FRAs                   ---------------------------------------------------------------------------------------
                                       buy                   799,281          42,336         (2,649)          (2,649)
   -----------------------------------------------------------------------------------------------------------------
                             receive-fix/pay-floater     105,883,942      81,131,283      4,109,124        4,109,124
                             ---------------------------------------------------------------------------------------
                             receive-floater/pay-fix     104,900,874      79,166,025     (3,989,686)      (3,989,686)
      Swaps                  ---------------------------------------------------------------------------------------
                                receive-floater/
                                  pay-floater              5,791,662       4,209,716         (8,915)          (8,915)
                             ---------------------------------------------------------------------------------------
                               receive-fix/pay-fix           194,856         100,767         (4,233)          (4,233)
--------------------------------------------------------------------------------------------------------------------
                                       sell                7,270,211       4,439,813        (98,797)         (64,203)
      Others                 ---------------------------------------------------------------------------------------
                                       buy                 5,831,717       3,499,145        102,466           68,460
--------------------------------------------------------------------------------------------------------------------
Total                                                                                       115,954          109,168
--------------------------------------------------------------------------------------------------------------------

Notes:
     1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.
     2. Market values of exchange-traded transactions are based on closing prices on the Tokyo International Financial Future Exchange, etc. Market values of over-the-counter transactions are based on discounted cash flow method, option pricing models, etc.

b. Foreign exchange-related transactions

                                                                                                (in millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                              As of March 31, 2003
                                                      --------------------------------------------------------------
                                                         Notional
                                                         principal         with
                                                        or contract      maturity                       Valuation
                                                          amount      of over 1 year   Market value   gains (losses)
--------------------------------------------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------------------------------------------
   Swaps                                                   9,539,280   6,189,546           (109,996)        (109,996)
   -----------------------------------------------------------------------------------------------------------------
      Forward                          sell                   23,912          --               (523)            (523)
                             ---------------------------------------------------------------------------------------
      contracts                        buy                    16,662          --                788              788
      --------------------------------------------------------------------------------------------------------------
                                       sell                      883          --                 (6)               6
      Options                ---------------------------------------------------------------------------------------
                                       buy                       883          --                  6               (3)
--------------------------------------------------------------------------------------------------------------------
Total                                                                                      (109,731)        (109,729)
--------------------------------------------------------------------------------------------------------------------

Notes:
     1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting and/or which are applicable to note 3. are not included in the above table.
     2. Market values are based on discounted cash flow method, option pricing models, etc.
     3. Currency swaps which are accounted for by an accrual basis are not included in the above table. Notional principal amount, market value and valuation gains of currency swaps which are accounted for by an accrual basis are as follows:

                                                        (in millions of yen)
----------------------------------------------------------------------------
                                          As of March 31, 2003
----------------------------------------------------------------------------
                                 Notional
                                principal                       Valuation
                                  amount        Market value      losses
----------------------------------------------------------------------------
Swaps                              5,800,174         (47,725)        (47,725)
----------------------------------------------------------------------------

          Other foreign exchange-related transactions such as forward exchange contracts and currency options, which valuation gains (losses) had been recognized in the consolidated statement of operations,are not included in the above table.
          Notional principal or contract amounts of those foreign exchange-related transactions are as follows:

                                                        (in millions of yen)
----------------------------------------------------------------------------
                                                               As of March
                                                                 31, 2003
                                                              --------------
                                                                 Notional
                                                               principal or
                                                                 contract
                                                                  amount
----------------------------------------------------------------------------
Exchange-traded
                             -----------------------------------------------
                                                   sell                  564
                                 Futures      ------------------------------
                                                   buy                 2,985
                                              ------------------------------
Over-the-counter
                             -----------------------------------------------
                                 Forward           sell           27,811,969
                                              ------------------------------
                                contracts          buy            30,148,731
                             -----------------------------------------------
                                                   sell            4,991,663
                                 Options      ------------------------------
                                                   buy             4,705,518
                             -----------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

c. Equity-related transactions

                                                                                                (in millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                              As of March 31, 2003
                                                      --------------------------------------------------------------
                                                         Notional
                                                         principal         with
                                                        or contract      maturity                       Valuation
                                                          amount      of over 1 year   Market value   gains (losses)
--------------------------------------------------------------------------------------------------------------------
Exchange-traded
   -----------------------------------------------------------------------------------------------------------------
                                       sell                   96,698              --          1,560            1,560
      Futures                ---------------------------------------------------------------------------------------
                                       buy                        82              --             (0)             (0)
   -----------------------------------------------------------------------------------------------------------------
                                       sell                   19,693              --           (247)              38
      Options                ---------------------------------------------------------------------------------------
                                       buy                    11,450              --          1,508               72
--------------------------------------------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------------------------------------------
                                       sell                   49,054          25,657         (1,980)          (1,185)
      Options                ---------------------------------------------------------------------------------------
                                       buy                    69,266          39,394          2,455            1,825
   -----------------------------------------------------------------------------------------------------------------
                               receive-index swaps                38              38             --               --
      Swaps                  ---------------------------------------------------------------------------------------
                                 pay-index swaps                  --              --             --               --
   -----------------------------------------------------------------------------------------------------------------
                                       sell                      260              --              7                7
      Index                  ---------------------------------------------------------------------------------------
    forwards                           buy                     1,007              --            (57)             (57)
--------------------------------------------------------------------------------------------------------------------
Total                                                                                         3,246            2,261
--------------------------------------------------------------------------------------------------------------------

Notes:
     1. Valuation gains (losses) are recognized in the consolidated statement of operations.
     2. Market values of exchange-traded transactions are based on closing prices on the Tokyo Stock Exchange, etc. Market values of over-the-counter transactions are based on discounted cash flow method, option pricing models, etc.

d. Bond-related transactions

                                                                                                (in millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                              As of March 31, 2003
                                                      --------------------------------------------------------------
                                                         Notional
                                                         principal         with
                                                        or contract      maturity                       Valuation
                                                          amount      of over 1 year   Market value   gains (losses)
--------------------------------------------------------------------------------------------------------------------
Exchange-traded
   -----------------------------------------------------------------------------------------------------------------
                                       sell                  539,459          27,604         (1,052)          (1,052)
      Futures                ---------------------------------------------------------------------------------------
                                       buy                   551,546          22,762          1,025            1,025
   -----------------------------------------------------------------------------------------------------------------
                                       sell                   88,630          37,431           (139)             260
      Options                ---------------------------------------------------------------------------------------
                                       buy                   202,912          37,431            276             (300)
--------------------------------------------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------------------------------------------
                                       sell                  487,927              --         (3,661)          (1,187)
      Options                ---------------------------------------------------------------------------------------
                                       buy                   310,284              --            691             (116)
--------------------------------------------------------------------------------------------------------------------
Total                                                                                        (2,859)          (1,370)
--------------------------------------------------------------------------------------------------------------------

Notes:
     1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.
     2. Market values of exchange-traded transactions are based on closing prices on the Tokyo Stock Exchange, etc. Market values of over-the-counter transactions are based on option pricing models, etc.

e. Commodity-related transactions

                                                                                                (in millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                              As of March 31, 2003
                                                      --------------------------------------------------------------
                                                         Notional
                                                         principal         with
                                                        or contract      maturity                       Valuation
                                                          amount      of over 1 year   Market value   gains (losses)
--------------------------------------------------------------------------------------------------------------------
Exchange-traded
   -----------------------------------------------------------------------------------------------------------------
                                       sell                    1,123              --            (41)             (41)
      Futures                ---------------------------------------------------------------------------------------
                                       buy                     3,491           3,224            159              159
--------------------------------------------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------------------------------------------
                               receive-index swaps           138,709          71,273        (14,903)         (14,903)
      Swaps                  ---------------------------------------------------------------------------------------

                                 pay-index swaps             123,008          45,895         14,654           14,654
      --------------------------------------------------------------------------------------------------------------
                                       sell                   28,774           8,192         (1,881)            (505)
      Options                ---------------------------------------------------------------------------------------
                                       buy                    33,528           7,546          3,903            1,999
--------------------------------------------------------------------------------------------------------------------
Total                                                                                         1,891            1,362
--------------------------------------------------------------------------------------------------------------------

Notes:
     1. Valuation gains (losses) are recognized in the consolidated statement of operations.
     2. Market values of exchange-traded transactions are based on closing prices on the International Petroleum Exchange, etc. Market values of over-the-counter transactions are based on the price of the commodities, contract terms, and other factors comprising the contract of transactions.
     3.   Commodities are mainly related to petroleum.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

f. Credit derivatives

                                                                                                (in millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                              As of March 31, 2003
                                                      --------------------------------------------------------------
                                                         Notional
                                                         principal         with
                                                        or contract      maturity                       Valuation
                                                          amount      of over 1 year   Market value       gains
--------------------------------------------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------------------------------------------
                                       sell                  342,536         275,427         29,452           29,452
         Credit default      ---------------------------------------------------------------------------------------
         options                       buy                   489,391         334,624            648              648
   -----------------------------------------------------------------------------------------------------------------
                                       sell                    3,227              --            286              286
         Others              ---------------------------------------------------------------------------------------
                                       buy                        --              --             --               --
--------------------------------------------------------------------------------------------------------------------
Total                                                                                        30,386           30,386
--------------------------------------------------------------------------------------------------------------------

Notes:
     1. Valuation gains are recognized in the consolidated statement of operations.
     2. Market values are based on discounted cash flow method, option pricing models, etc.
     3. In the above table, "sell" indicates credit risks assumed, and "buy" indicates credit risks transferred.

g. Others

                                                                                                (in millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                              As of March 31, 2003
                                                      --------------------------------------------------------------
                                                         Notional
                                                         principal         with
                                                        or contract      maturity                       Valuation
                                                          amount      of over 1 year   Market value       gains
--------------------------------------------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------------------------------------------
      Weather                          sell                      215              --             (8)              26
                             ---------------------------------------------------------------------------------------
      derivatives                      buy                        --              --             --               --
--------------------------------------------------------------------------------------------------------------------
Total                                                                                            (8)              26
--------------------------------------------------------------------------------------------------------------------

Notes:
     1. Valuation gains are recognized in the consolidated statement of operations.
     2.   Market values are based on option pricing models, etc.

[Reference]

Derivatives qualified for hedge-accounting

                                                                                        (in billions of yen)
------------------------------------------------------------------------------------------------------------
                                                           As of March 31, 2003
                             -------------------------------------------------------------------------------
                                 Notional                                        Deferred       Net gains
                               principal or                   Deferred gains       losses        (losses)
                             contract amount   Market value        (A)              (B)           (A)-(B)
------------------------------------------------------------------------------------------------------------
Interest rate futures                1,625.4             4.3            58.3            42.4            15.8
------------------------------------------------------------------------------------------------------------
Interest rate swaps                 42,409.9           206.0           669.6           570.6            98.9
------------------------------------------------------------------------------------------------------------
Other interest rate-related
transactions                           291.7            (0.2)            0.7             0.6             0.1
------------------------------------------------------------------------------------------------------------
Other                                  662.2            (3.3)           24.8            31.1            (6.2)
------------------------------------------------------------------------------------------------------------
Total                                                  206.8           753.5           644.9           108.6
------------------------------------------------------------------------------------------------------------

Notes:
     1. Derivatives which are accounted for on an accrual basis based on "Accounting standard for financial instruments" are not included in the above table.
     2. The transactions in the table above are reported on a mark-to-market basis on the consolidated balance sheet. The valuation differences which do not correspond to the income/ expenses accruing on hedged items are deferred assets/liabilities.

Notional principal by the remaining life of the interest rate swaps above is as follows.

                                                                        (in billions of yen)
--------------------------------------------------------------------------------------------
                                                    As of March 31, 2003
                             ---------------------------------------------------------------
                                                Due after 1
                                Due within     year through      Due after
                                  1 year         5 years          5 year           Total
--------------------------------------------------------------------------------------------
Receive-fix/pay-floater             12,411.5        14,407.5         1,178.1        27,997.2
--------------------------------------------------------------------------------------------
Receive-floater/pay-fix              5,624.2         7,180.3           833.0        13,637.6
--------------------------------------------------------------------------------------------
Receive-floater/pay-floater            306.2           414.8            53.8           774.9
--------------------------------------------------------------------------------------------
Total                               18,342.0        22,002.8         2,065.0        42,409.9
--------------------------------------------------------------------------------------------

                     Interim Non-Consolidated Summary Report
                              [under Japanese GAAP]
                    for the Fiscal Year Ending March 31, 2004

Date:                                     November 25, 2003
Company name (code number):               Mitsubishi Tokyo Financial Group,
                                          Inc. (8306)
                                          (URL http://www.mtfg.co.jp)
Stock exchange listings:                  Tokyo, Osaka, New York, London
Headquarters:                             Tokyo
Representative:                           Shigemitsu Miki, President & CEO
For inquiry:                              Katsuhiko Ishizuka, Chief Manager -
                                          Financial Policy Division
                                          (Phone) +81-3-3240-8211
Date of resolution of Board of
 Directors with respect to the interim
 non-consolidated financial statements:   November 25, 2003
Interim dividends policy:                 Yes
Unit share system:                        No

1. Non-consolidated financial data for the six months ended September 30, 2003

(1) Operating results

                                 (in millions of yen except per
                                    share data and percentages)
---------------------------------------------------------------
                                                       For the
                                                        year
                                For the six months     ended
                                 ended September 30,  March 31,
---------------------------------------------------------------
                                  2003       2002       2003
---------------------------------------------------------------
Operating income                  42,493     24,135      27,232
Change from the previous year       76.1%     525.6%
Operating profit                  40,429     22,407      23,991
Change from the previous year       80.4%        --
Ordinary profit                   40,269     22,320      22,415
Change from the previous year       80.4%        --
Net income                        40,304     22,053      23,389
Change from the previous year       82.8%        --
Net income per common share     5,828.98   3,115.04    2,610.44

Notes:

1. Average number of shares outstanding:
  For the six months ended
  September 30, 2003:                           (common stock)  6,260,288 shares
                                     (preferred stock-class 1)     81,400 shares
                                     (preferred stock-class 2)     89,614 shares
  For the six months ended
  September 30, 2002:                           (common stock)  5,741,887 shares
                                     (preferred stock-class 1)     81,400 shares
                                     (preferred stock-class 2)    100,000 shares
  For the year ended March 31, 2003:           (common  stock)  5,766,886 shares
                                     (preferred stock-class 1)     81,400 shares
                                     (preferred stock-class 2)    100,000 shares
2. Changes in accounting policy: No

(2) Payment of dividends

                                                                                                     (in yen)
-------------------------------------------------------------------------------------------------------------
                                For the six months ended September 30,           For the year ended March 31,
                     ----------------------------------------------------------------------------------------
                                   2003                       2002                         2003
                     ----------------------------------------------------------------------------------------
                             Preferred  Preferred          Preferred  Preferred          Preferred  Preferred
                     Common    stock-     stock-   Common    stock-     stock-   Common    stock-    stock-
                      stock   class 1    class 2    stock   class 1    class 2    stock   class 1    class 2
-------------------------------------------------------------------------------------------------------------
Interim
dividends per share       0     41,250      8,100       0     41,250      8,100      --        --          --
-------------------------------------------------------------------------------------------------------------
Total dividends per
share paid for the
fiscal year              --         --         --      --         --         --   4,000     82,500     16,200
-------------------------------------------------------------------------------------------------------------

(3) Financial condition

                    (in millions of yen except per share data and percentages)
------------------------------------------------------------------------------
                                                                     As of
                                          As of September 30,       March 31,
                                      ----------------------------------------
                                          2003          2002          2003
                                      ----------------------------------------
Total assets                             4,284,607     4,281,610     4,264,085
------------------------------------------------------------------------------
Shareholders' equity                     4,262,486     4,031,618     4,251,306
------------------------------------------------------------------------------
Shareholders' equity as a percentage
 of total liabilities and
 shareholders' equity                         99.5%         94.2%         99.7%
------------------------------------------------------------------------------
Shareholders' equity per
 common share                           613,905.15    624,079.75    609,704.98
------------------------------------------------------------------------------

Notes:
1. Number of shares outstanding as of:
      September 30, 2003:                       (common stock)  6,356,150 shares
                                     (preferred stock-class 1)     81,400 shares
                                     (preferred stock-class 2)     56,200 shares
      September 30, 2002:                       (common stock)  5,741,655 shares
                                     (preferred stock-class 1)     81,400 shares
                                     (preferred stock-class 2)    100,000 shares
      March 31, 2003:                           (common stock)  6,230,506 shares
                                     (preferred stock-class 1)     81,400 shares
                                     (preferred stock-class 2)    100,000 shares
2. Number of treasury stocks outstanding as of:
      September 30, 2003:                                           1,711 shares
      September 30, 2002:                                             811 shares
      March 31, 2003:                                               1,655 shares

2. Earning projections for the fiscal year ending March 31, 2004

                         (in millions of yen)
---------------------------------------------
Operating income  Ordinary profit  Net income
---------------------------------------------
          69,000           64,000      64,000
---------------------------------------------

                                                                   (in yen)
---------------------------------------------------------------------------
                                    For the six months
                                          ending        For the year ending
                                      March 31, 2004        March 31, 2004
---------------------------------------------------------------------------
Dividends
per share: Common stock                          4,000                4,000
           Preferred stock-class 1              41,250               82,500
           Preferred stock-class 2               8,100               16,200
---------------------------------------------------------------------------
Projected net income per common share for the year ending
March 31, 2004 (yen):                                              8,869.21

(Reference)

Formulas for computing ratios for the six months ended September 30, 2003 are as follows.

Net income per common share

                 Net income - Total dividends on preferred stock
  ----------------------------------------------------------------------------
               Average number of common stock during the period *

Shareholders' equity per common share

  Shareholders' equity at end of period - Deduction from shareholders' equity**
  -----------------------------------------------------------------------------
                    Number of common stock at end of period *

Formula for computing projected earning ratio for the fiscal year ending March 31, 2004 is as follows.

Projected net income per common share

       Projected net income - Projected total dividends on preferred stock
   ---------------------------------------------------------------------------
                    Number of common stock at end of period *

   *    excluding treasury stock
   ** number of preferred stock at end of period x issue price + total dividends on preferred stock

--------------------------------------------------------------------------------
This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company (the "forward-looking statements"). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company's current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluation with respect to general economic conditions, the results of operations, the financial condition, the company's management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company's management will strive to achieve through the successful implementation of the company's business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation - and expressly disclaims any obligation - to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company's latest annual report and other disclosures.
--------------------------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc.

Non-Consolidated Balance Sheets
=====================================================================================================================
                                                    As of September 30,                       As of March 31,
(in millions of yen)                            2002                       2003                       2003
=====================================================================================================================
Assets:
   Current assets:
         Cash and bank deposits               26,656                     41,721                     34,360
         Convertible bonds due from
         subsidiary                          245,123                         --                         --
         Accounts receivable                      --                     29,844                     15,544
         Other                                 6,962                        400                      1,527
      Total current assets                   278,743        6.5 %        71,966       1.7 %         51,432        1.2 %
   Fixed assets:
         Premises and equipment                  407                        339                        367
         Intangible assets                       383                        529                        372
         Investments and other assets      4,000,873                  4,210,912                  4,210,881
            Investments in
            subsidiaries                   4,000,070                  4,210,347                  4,210,347
            Other                                802                        564                        533
      Total fixed assets                   4,001,663       93.5 %     4,211,781      98.3 %      4,211,622       98.8 %
   Deferred charges                            1,203        0.0 %           859       0.0 %          1,031        0.0 %
-------------------------------------  ------------------------------------------------------------------------------
Total assets                               4,281,610      100.0 %     4,284,607     100.0 %      4,264,085      100.0 %
-------------------------------------  ------------------------------------------------------------------------------
Liabilities:
   Current liabilities:
         Accounts payable                         --                     21,873                     12,241
         Current portion of
         convertible bonds                   245,123                         --                         --
         Reserve                                  77                         73                         78
         Other                                 2,767                        174                        459
      Total current liabilities              247,969        5.8 %        22,121       0.5 %         12,779        0.3 %
   Long-term liabilities:
         Other                                 2,022                         --                         --
      Total long-term liabilities              2,022        0.0 %            --        -- %             --         -- %
-------------------------------------  ------------------------------------------------------------------------------
Total liabilities                            249,991        5.8 %        22,121       0.5 %         12,779        0.3 %
-------------------------------------  ------------------------------------------------------------------------------
Shareholders' equity:
   Capital stock                           1,146,500       26.8 %     1,258,052      29.3 %      1,258,052       29.5 %
   Capital surplus:
         Legal capital surplus             2,238,692                  2,350,244                  2,350,244
         Other capital surplus               600,000                    599,960                    600,000
      Total capital surplus                2,838,692       66.3 %     2,950,205      68.9 %      2,950,244       69.2 %
   Retained earnings:
         Unappropriated                       47,137                     55,519                     44,305
      Total retained earnings                 47,137        1.1          55,519       1.3 %         44,305        1.0 %
   Less treasury stock                          (711)      (0.0)%        (1,291)     (0.0)%         (1,296)      (0.0)%
-------------------------------------  ------------------------------------------------------------------------------
Total shareholders' equity                 4,031,618       94.2 %     4,262,486      99.5 %      4,251,306       99.7 %
-------------------------------------  ------------------------------------------------------------------------------
Total liabilities and shareholders'
equity                                     4,281,610      100.0 %     4,284,607     100.0 %      4,264,085      100.0 %
=====================================  ==============================================================================

See Notes to Non-Consolidated Financial Statements.

Mitsubishi Tokyo Financial Group, Inc.

Non-Consolidated Statements of Income
================================================================================================================
                                       For the six months ended September 30,               For the year ended
(in millions of yen)                                  2002                  2003              March 31, 2003
================================================================================================================
   Operating income                           24,135     100.0 %       42,493     100.0 %       27,232     100.0 %
   Operating expenses                          1,727       7.2 %        2,064       4.9 %        3,240      11.9 %
Operating profit                              22,407      92.8 %       40,429      95.1 %       23,991      88.1 %
-------------------------------------  -------------------------------------------------------------------------
   Non-operating income                        3,592      14.8 %           12       0.0 %        4,861      17.8 %
   Non-operating expenses                      3,679      15.2 %          172       0.4 %        6,437      23.6 %
Ordinary profit                               22,320      92.4 %       40,269      94.7 %       22,415      82.3 %
-------------------------------------  -------------------------------------------------------------------------
   Special losses                                269       1.1 %           --        -- %          272       1.0 %
-------------------------------------  -------------------------------------------------------------------------
Income before income taxes                    22,050      91.3 %       40,269      94.7 %       22,143      81.3 %
-------------------------------------  -------------------------------------------------------------------------
   Income taxes-current                            0                      (75)                     859
   Income taxes-deferred                          (4)                      40                   (2,105)
Total income taxes                                (3)     (0.0)%          (35)     (0.1)%       (1,245)     (4.6)%
-------------------------------------  -------------------------------------------------------------------------
Net income                                    22,053      91.3 %       40,304      94.8 %       23,389      85.9 %
-------------------------------------  -------------------------------------------------------------------------
Unappropriated retained earnings
brought forward                               25,083                   15,215                   25,083
Interim cash dividends                            --                       --                    4,167
Unappropriated retained earnings at
end of (interim) fiscal year                  47,137                   55,519                   44,305
=====================================  =========================================================================

See Notes to Non-Consolidated Financial Statements.

Notes to the Non-Consolidated Financial Statements for the six months ended September 30, 2003

     The accompanying Non-Consolidated Financial Statements are compiled as required by the Securities and Exchange Law of Japan and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. The Non-Consolidated Financial Statements are not intended to present the financial position and the results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

Summary of significant accounting policies

     1.   Investments
          Investments in subsidiaries are stated at cost determined by the moving-average method.
     2.   Depreciation for fixed assets
          Depreciation for premises and equipment is computed using the declining-balance method based on the following estimated useful lives. The range of estimated useful lives is principally as follows:
               Leasehold improvements       3 years to 50 years
               Equipment and furniture      3 years to 20 years
          Amortization for intangible assets is computed by the straight-line method over estimated useful lives. Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives of 5 years.
     3.   Reserve
          A reserve for employees' bonuses is provided for the payment of employees' bonuses based on estimated amounts of the future payments attributed to the current term.
     4.   Consumption taxes
          The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts.
     5.   Consolidated Corporate-tax System
          MTFG has adopted consolidated corporate-tax system.

Change of presentation
     "Accounts receivable" and "Accounts payable", included in "Other" of current assets and "Other" of current liabilities, respectively, in the previous interim fiscal year, are reported separately in the current interim fiscal year. "Accounts receivable" included in "Other" of current assets and "Accounts payable" included in "Other" of current liabilities at the previous interim fiscal year-end were (Y)1 million and (Y)130 million, respectively.

A note related to the Non-Consolidated Balance Sheet as of September 30, 2003 is as follows:
     Accumulated depreciation on premises and equipment         (Y)179 million

A note related to the Non-Consolidated Statement of Income for the six months ended September 30, 2003 is as follows:

     Depreciation  expense for premises and equipment            (Y)34 million
     Amortization expense for intangible assets                  (Y)58 million

A note related to securities is as follows:

     Fair value is not readily determinable for Investments in subsidiaries.

                                                                            MTFG



                   -------------------------------------------
                     Selected Interim Financial Information

                               under Japanese GAAP

                    For the Fiscal Year Ending March 31, 2004
                   -------------------------------------------



                     Mitsubishi Tokyo Financial Group, Inc.

                                          Mitsubishi Tokyo Financial Group, Inc.

                                   [Contents]

1    Interim Consolidated Financial Highlights under Japanese GAAP for the
      Fiscal Year Ending March 31, 2004

     1.   Financial Results                       [Consolidated]               1
     2.   Valuation Differences on Securities     [Consolidated], [Trust]      2
     3.   Risk-Adjusted Capital Ratio Based on
          the Standards of the BIS                [Consolidated]               3
     4.   Return on Equity                        [Consolidated]               3

2    Loan Portfolio and Other

     1.   Risk-Monitored Loans                    [Consolidated], [Trust]      4
                                                  [Consolidated and Trust]
     2.   Classification of Risk-Monitored Loans  [Consolidated], [Trust]      5
     3.   Allowance for Loan Losses               [Consolidated], [Trust]      6
     4.   Coverage Ratio against Risk-Monitored
          Loans                                   [Consolidated]               6
     5.   Disclosed Claims under the Financial
          Reconstruction Law (the "FRL")          [Total of the 2 Banks*]      7
     6.   Status of Secured Coverage on
          Disclosed Claims under the FRL          [Total of the 2 Banks*]      7
     7.   Progress in the Disposal of Problem
          Assets                                  [Total of the 2 Banks*]      8
     8.   Classification of Loans by Type of
          Industry                                [Total of the 2 Banks*]     11
                                                  [Trust]
     9.   Foreign Loans                           [Total of the 2 Banks*]     13
     10.  Loans and Deposits                      [Total of the 2 Banks*]     14
     11.  Domestic Deposits                       [Total of the 2 Banks*]     14
     12.  Number of Employees                     [Total of the 2 Banks*]     14
     13.  Number of Offices                       [Total of the 2 Banks*]     14
     14.  Status of Deferred Tax Assets           [Total of the 2 Banks*]     16
     15.  Employees' Retirement Benefits          [Consolidated]              18
     16.  Earning Projections for the Fiscal
          Year Ending March 31, 2004              [Consolidated]              19
                                                  [Non-Consolidated]

Note: * "Total of the 2 Banks" stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

                                          Mitsubishi Tokyo Financial Group, Inc.

1 Interim Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2004

1.   Financial Results

                                                                              (in millions of yen)
==================================================================================================
                                              Six months ended     Increase/      Six months ended
                                               September 30,       (Decrease)      September 30,
                                                  2003 (A)         (A) - (B)          2002 (B)
==================================================================================================
Gross profits                                          898,929            52,884           846,044
--------------------------------------------------------------------------------------------------
   Net interest income                                 533,116            10,900           522,215
--------------------------------------------------------------------------------------------------
   Trust fees                                           36,452           (11,504)           47,957
--------------------------------------------------------------------------------------------------
      Credit costs for trust accounts (1)               (8,432)           (3,697)           (4,735)
--------------------------------------------------------------------------------------------------
   Net fees and commissions                            195,801            27,585           168,215
--------------------------------------------------------------------------------------------------
   Net trading profits                                  72,040            28,306            43,734
--------------------------------------------------------------------------------------------------
   Net other business income                            61,518            (2,403)           63,921
--------------------------------------------------------------------------------------------------
      Net gains on debt securities                      (2,701)          (20,713)           18,012
--------------------------------------------------------------------------------------------------
General and administrative expenses                    489,543             7,066           482,476
--------------------------------------------------------------------------------------------------
Net business profits before credit costs
   for trust accounts and provision for
   formula allowance for loan losses                   417,818            49,515           368,302
--------------------------------------------------------------------------------------------------
Provision for formula allowance for loan
losses (2)                                                  --           (74,093)           74,093
--------------------------------------------------------------------------------------------------
Net business profits*                                  409,386           119,911           289,474
--------------------------------------------------------------------------------------------------
Net non-recurring losses                              (135,953)          346,821          (482,774)
--------------------------------------------------------------------------------------------------
   Credit related costs (3)                            (91,889)           54,921          (146,811)
--------------------------------------------------------------------------------------------------
      Losses on loan charge-offs                       (49,840)           48,918           (98,758)
--------------------------------------------------------------------------------------------------
      Provision for specific allowance for
      loan losses                                           --            (3,884)            3,884
--------------------------------------------------------------------------------------------------
      Losses on sales of loans to the
      Resolution and Collection Corporation            (13,878)           30,342           (44,220)
--------------------------------------------------------------------------------------------------
      Provision for allowance for loans to
      specific foreign borrowers                            --           (12,753)           12,753
--------------------------------------------------------------------------------------------------
      Other credit related costs                       (28,171)           (7,700)          (20,470)
--------------------------------------------------------------------------------------------------
   Net losses on equity securities                      (9,070)          233,880          (242,950)
--------------------------------------------------------------------------------------------------
      Gains on sales of equity securities               48,009            (8,912)           56,922
--------------------------------------------------------------------------------------------------
      Losses on sales of equity securities             (53,429)           44,723           (98,153)
--------------------------------------------------------------------------------------------------
      Losses on write down of equity
      securities                                        (3,649)          198,069          (201,719)
--------------------------------------------------------------------------------------------------
   Equity in loss of affiliates                          1,232             7,572            (6,340)
--------------------------------------------------------------------------------------------------
   Other                                               (36,226)           50,445           (86,672)
==================================================================================================
Ordinary profit (loss)                                 273,432           466,732          (193,300)
==================================================================================================
Net special gains                                      234,901           222,036            12,865
--------------------------------------------------------------------------------------------------
   Reversal of allowance for loan losses (4)           163,548           163,548                --
--------------------------------------------------------------------------------------------------
   Refund of enterprise taxes by the Tokyo
   Metropolitan Government                              41,958            41,958                --
--------------------------------------------------------------------------------------------------
   Gains on transfer of the substitutional
   portion of future pension obligations                26,503            26,503                --
--------------------------------------------------------------------------------------------------
   Gain on loans charged-off (5)                        15,348            (9,348)           24,697
--------------------------------------------------------------------------------------------------
Income (loss) before income taxes and others           508,334           688,768          (180,434)
--------------------------------------------------------------------------------------------------
Income taxes-current                                    25,503            (6,416)           31,920
--------------------------------------------------------------------------------------------------
Income taxes-deferred                                  159,516           186,550           (27,033)
--------------------------------------------------------------------------------------------------
Minority interest                                       21,436            18,658             2,777
==================================================================================================
Net income (loss)                                      301,877           489,976          (188,098)
==================================================================================================

Note:
     * Net business profits = The 2 Banks' non-consolidated net business profits + Other consolidated entities' gross profits - Other consolidated entities' general and administrative expenses - Other consolidated entities' provision for formula allowance for loan losses
          - Inter-company transactions


(Reference)
===============================================================================================
Total credit costs  (1)+(2)+(3)+(4)                 (63,226)         (288,866)          225,640
===============================================================================================

===============================================================================================
Total credit costs + Gain on loans
charged-off (1)+(2)+(3)+(4)+(5)                     (78,575)         (279,518)          200,942
===============================================================================================

===============================================================================================
Number of consolidated subsidiaries                     176               (16)              192
-----------------------------------------------------------------------------------------------
Number of affiliated companies
accounted for by the equity method                       31                (2)               33
===============================================================================================

                                       1

                                          Mitsubishi Tokyo Financial Group, Inc.

2.   Valuation Differences on Securities

(1)  Valuation method of securities

--------------------------------------------------------------------------------
Trading securities         Market value (valuation differences are recorded as
                           profits or losses)
--------------------------------------------------------------------------------
Debt securities being      Amortized cost
held to maturity
--------------------------------------------------------------------------------
Securities available       Market value (valuation differences are included in
for sale                   shareholders' equity, net of income taxes)
--------------------------------------------------------------------------------

(Reference) Securities in money held in trust
--------------------------------------------------------------------------------
Trading purposes           Market value (valuation differences are recorded as
                           profits or losses)
--------------------------------------------------------------------------------
Being held to maturity     Amortized cost
--------------------------------------------------------------------------------
Other                      Market value (valuation differences are included in
                           shareholders' equity, net of income taxes)
--------------------------------------------------------------------------------

(2)  Valuation differences

                                                                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                      As of September 30, 2003                As of September 30, 2002        As of March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
                          Valuation difference                                  Valuation difference          Valuation difference
------------------------------------------------------------------------------------------------------------------------------------
                          (A)     (A) - (B) (A) - (C) Gains     Losses     (B)      Gains     Losses   (C)         Gains    Losses
------------------------------------------------------------------------------------------------------------------------------------
Debt securities being
held to maturity          10,375    (4,742)  (5,585)   10,378         3    15,117    15,196        79    15,960     15,961         1
------------------------------------------------------------------------------------------------------------------------------------
Securities available
for sale                 314,599   332,006  557,234   677,703   363,104   (17,406)  652,940   670,347  (242,635)   506,454   749,089
   ---------------------------------------------------------------------------------------------------------------------------------
   Domestic equity
   securities            254,024   475,967  681,269   494,697   240,672  (221,942)  343,679   565,621  (427,244)   191,051   618,296
   ---------------------------------------------------------------------------------------------------------------------------------
   Domestic bonds        (34,570) (130,729)(156,441)   28,869    63,440    96,159    97,420     1,261   121,870    124,182     2,311
   ---------------------------------------------------------------------------------------------------------------------------------
   Other                  95,145   (13,231)  32,406   154,136    58,991   108,376   211,840   103,463    62,738    191,220   128,481
------------------------------------------------------------------------------------------------------------------------------------
Total                    324,974   327,264  551,649   688,082   363,107    (2,289)  668,136   670,426  (226,675)   522,415   749,090
------------------------------------------------------------------------------------------------------------------------------------
   Domestic equity
   securities            254,024   475,967  681,269   494,697   240,672  (221,942)  343,679   565,621  (427,244)   191,051   618,296
   ---------------------------------------------------------------------------------------------------------------------------------
   Domestic bonds        (28,161) (134,834)(161,459)   35,281    63,443   106,672   107,933     1,261   133,297    135,609     2,311
   ---------------------------------------------------------------------------------------------------------------------------------
   Other                  99,111   (13,868)  31,839   158,103    58,991   112,980   216,523   103,543    67,271    195,755   128,483
------------------------------------------------------------------------------------------------------------------------------------

(3) Market Value Information for Securities in Trusts with Contracts for Compensating the Principal

Money Trusts (jointly operated designated money in trust)

   A. Market Value of Securities
                                                            (in millions of yen)
   -----------------------------------------------------------------------------
                               September 30, 2003
   -----------------------------------------------------------------------------
   Trust Assets at interim-period end     Market Value        Valuation Gains
   -----------------------------------------------------------------------------
                              232,059            238,072                   6,013
   -----------------------------------------------------------------------------
   Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

   B. Valuation Gains of Derivative Transaction :  1,486 millions of yen

Loan Trusts

   A. Market Value of Securities
                                                            (in millions of yen)
   -----------------------------------------------------------------------------
                               September 30, 2003
   -----------------------------------------------------------------------------
   Trust Assets at interim-period end     Market Value        Valuation  Gains
   -----------------------------------------------------------------------------
                              188,133            207,254                  19,121
   -----------------------------------------------------------------------------
   Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

   B. Valuation Gains of Derivative Transaction : 12,927 millions of yen

                                          Mitsubishi Tokyo Financial Group, Inc.

3.   Risk-Adjusted Capital Ratio Based on the Standards of the BIS

                                                                 (in billions of yen except percentages)
--------------------------------------------------------------------------------------------------------
                                       As of
                                     September
                                         30,                                     As of
                                      2003 (A)      Increase/     Increase/    September        As of
                                    (Preliminary   (Decrease)    (Decrease)        30,        March 31,
                                       basis)      (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
--------------------------------------------------------------------------------------------------------
(1)   Risk-adjusted capital ratio          12.44%         1.95%         1.60%        10.49%        10.84%
(2)   Tier 1 capital                     3,683.7         630.6         555.0       3,053.1       3,128.6
(3)   Tier 2 capital includable as
      qualifying capital                 3,127.2         184.3         279.6       2,942.8       2,847.6
   i) The amount of unrealized
      gains on investment
      securities, includable
      as qualifying capital                142.4         142.4         142.4            --            --
  ii) The amount of land
      revaluation excess
      includable as qualifying
      capital                              140.8          (3.2)         (6.5)        144.0         147.3
 iii) Subordinated debt                  2,162.1          51.8         149.9       2,110.2       2,012.1
(4)   Tier 3 capital includable as
      qualifying capital                    29.9           0.1          (0.1)         29.8          30.0
(5)   Deductions from total
      qualifying capital                    51.0          27.3          13.1          23.7          37.9
(6)   Total qualifying capital
      (2)+(3)+(4)-(5)                    6,789.7         787.7         821.3       6,002.0       5,968.4
(7)   Risk-adjusted assets              54,543.3      (2,646.9)       (506.2)     57,190.3      55,049.6
--------------------------------------------------------------------------------------------------------

4.   Return on Equity

                                                                         (%)
----------------------------------------------------------------------------
                                     Six months                  Six months
                                      ended                        ended
                                      September    Increase/     September
                                         30,       (Decrease)       30,
                                      2003 (A)     (A) - (B)     2002 (B)
----------------------------------------------------------------------------
  ROE*                                     20.04         34.50        (14.45)
----------------------------------------------------------------------------

Note: * ROE is computed as follows:

                (Net income - Dividends on preferred stocks) x 2 --------------------------------------------------------------------- x 100
     {(Shareholders' equity at beginning of period - Number of preferred stocks at beginning of period x Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period) + (Shareholders' equity at end of period
     - Number of preferred stocks at end of period x Issue price - Land revaluation excess at end of period - Unrealized gains on securities available for sale at end of period)} / 2

                                          Mitsubishi Tokyo Financial Group, Inc.

2    Loan Portfolio and Other

     1.   Risk-Monitored Loans

          (Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

     [Consolidated]

                                                                                          (in millions of yen)
--------------------------------------------------------------------------------------------------------------
                                         As of        Increase/      Increase/       As of          As of
                                     September 30,    (Decrease)    (Decrease)    September 30,    March 31,
                                       2003 (A)       (A) - (B)      (A) - (C)      2002 (B)        2003 (C)
--------------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy         74,545        (36,415)       (21,984)       110,961         96,530
   -----------------------------------------------------------------------------------------------------------
   Past due loans                          933,469       (616,132)      (274,636)     1,549,602      1,208,106
   -----------------------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more                17,682          3,712         (2,716)        13,970         20,399
   -----------------------------------------------------------------------------------------------------------
   Restructured loans                      887,341       (913,249)      (357,090)     1,800,590      1,244,431
   -----------------------------------------------------------------------------------------------------------
   Total                                 1,913,039     (1,562,085)      (656,428)     3,475,124      2,569,468
--------------------------------------------------------------------------------------------------------------
   Amount of direct reduction              605,373       (360,947)      (106,296)       966,321        711,669
--------------------------------------------------------------------------------------------------------------
Loans and bills discounted              46,420,701       (541,111)      (529,662)    46,961,813     46,950,363
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Percentage of total loans and bills discounted
--------------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy           0.16%         (0.07)%        (0.04)%         0.23%          0.20%
--------------------------------------------------------------------------------------------------------------
   Past due loans                             2.01%         (1.28)%        (0.56)%         3.29%          2.57%
--------------------------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more                  0.03%          0.00%         (0.00)%         0.02%          0.04%
--------------------------------------------------------------------------------------------------------------
   Restructured loans                         1.91%         (1.92)%        (0.73)%         3.83%          2.65%
--------------------------------------------------------------------------------------------------------------
   Total                                      4.12%         (3.27)%        (1.35)%         7.39%          5.47%
--------------------------------------------------------------------------------------------------------------

     [Trust accounts]

                                                                                          (in millions of yen)
--------------------------------------------------------------------------------------------------------------
                                         As of        Increase/      Increase/       As of          As of
                                     September 30,    (Decrease)     (Decrease)   September 30,    March 31,
                                       2003 (A)       (A) - (B)      (A) - (C)      2002 (B)        2003 (C)
--------------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy          3,177         (6,951)        (1,191)        10,129          4,369
--------------------------------------------------------------------------------------------------------------
   Past due loans                            1,511         (4,934)          (709)         6,445          2,220
--------------------------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more                   601           (440)          (317)         1,041            919
--------------------------------------------------------------------------------------------------------------
   Restructured loans                       29,745        (11,288)        (3,910)        41,033         33,655
--------------------------------------------------------------------------------------------------------------
   Total                                    35,035        (23,614)        (6,129)        58,650         41,165
--------------------------------------------------------------------------------------------------------------
Loans and bills discounted                 763,053       (205,814)      (120,447)       968,867        883,501
--------------------------------------------------------------------------------------------------------------

     [Consolidated and Trust accounts]

                                                                                          (in millions of yen)
--------------------------------------------------------------------------------------------------------------
                                         As of        Increase/      Increase/       As of            As of
                                     September 30,     (Decrease)    (Decrease)   September 30,     March 31,
                                       2003 (A)       (A) - (B)      (A) - (C)      2002 (B)        2003 (C)
--------------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy         77,723        (43,367)       (23,176)       121,090        100,899
--------------------------------------------------------------------------------------------------------------
   Past due loans                          934,980       (621,067)      (275,346)     1,556,048      1,210,327
--------------------------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more                18,284          3,271         (3,034)        15,012         21,319
--------------------------------------------------------------------------------------------------------------
   Restructured loans                      917,086       (924,537)      (361,000)     1,841,623      1,278,087
--------------------------------------------------------------------------------------------------------------
   Total                                 1,948,075     (1,585,700)      (662,558)     3,533,775      2,610,633
--------------------------------------------------------------------------------------------------------------
Loans and bills discounted              47,183,755       (746,925)      (650,109)    47,930,681     47,833,865
--------------------------------------------------------------------------------------------------------------

                                       4

                                          Mitsubishi Tokyo Financial Group, Inc.

2.   Classification of risk-monitored Loans

Classification by geographic area
[Consolidated]

                                                                                          (in millions of yen)
--------------------------------------------------------------------------------------------------------------
                                         As of        Increase/      Increase/       As of          As of
                                     September 30,    (Decrease)    (Decrease)    September 30,    March 31,
                                       2003 (A)       (A) - (B)      (A) - (C)      2002 (B)        2003 (C)
--------------------------------------------------------------------------------------------------------------
Domestic*                                1,631,345     (1,482,091)      (532,070)     3,113,436      2,163,416
--------------------------------------------------------------------------------------------------------------
Overseas*                                  281,694        (79,993)      (124,357)       361,687        406,051
--------------------------------------------------------------------------------------------------------------
   Asia                                     36,639        (46,921)       (30,026)        83,561         66,666
--------------------------------------------------------------------------------------------------------------
      Indonesia                             10,426        (21,139)        (3,921)        31,566         14,348
      Thailand                               8,659        (20,957)        (4,936)        29,616         13,595
      Hong Kong                              7,274          4,692         (9,264)         2,581         16,539
      Other                                 10,279         (9,516)       (11,904)        19,796         22,183
--------------------------------------------------------------------------------------------------------------
   United States of America                162,754         10,742        (50,023)       152,012        212,778
   Other                                    82,299        (43,813)       (44,307)       126,113        126,606
--------------------------------------------------------------------------------------------------------------
Total                                    1,913,039     (1,562,085)      (656,428)     3,475,124      2,569,468
--------------------------------------------------------------------------------------------------------------

Note:* "Domestic" and "Overseas" are classified by domicile of borrowers.

[Trust accounts]

                                                                                          (in millions of yen)
--------------------------------------------------------------------------------------------------------------
                                         As of        Increase/      Increase/       As of          As of
                                     September 30,    (Decrease)    (Decrease)    September 30,    March 31,
                                       2003 (A)       (A) - (B)      (A) - (C)      2002 (B)        2003 (C)
--------------------------------------------------------------------------------------------------------------
Domestic                                    35,035        (23,614)        (6,129)        58,650         41,165
--------------------------------------------------------------------------------------------------------------

Classification by type of industry of borrowers
[Consolidated]

                                                                                          (in millions of yen)
--------------------------------------------------------------------------------------------------------------
                                         As of        Increase/      Increase/       As of          As of
                                     September 30,    (Decrease)    (Decrease)    September 30,    March 31,
                                       2003 (A)       (A) - (B)      (A) - (C)      2002 (B)        2003 (C)
--------------------------------------------------------------------------------------------------------------
Domestic*                                1,631,345     (1,482,091)       (532,070)    3,113,436      2,163,416
--------------------------------------------------------------------------------------------------------------
   Manufacturing                           184,181       (230,792)       (119,751)      414,974        303,932
   Construction                            215,138       (130,676)        (42,235)      345,815        257,374
   Wholesale and Retail                    344,275       (279,440)       (131,095)      623,715        475,371
   Banks and other financial
   institutions                             12,426        (70,384)        (12,515)       82,811         24,942
   Real estate                             385,634       (524,852)       (130,077)      910,487        515,712
   Services                                182,554       (190,164)        (67,269)      372,719        249,824
   Other industries                         79,247        (30,716)        (23,831)      109,964        103,079
   Consumer                                227,885        (25,063)         (5,293)      252,949        233,178
--------------------------------------------------------------------------------------------------------------
Overseas*                                  281,694        (79,993)       (124,357)      361,687        406,051
--------------------------------------------------------------------------------------------------------------
   Banks and other financial
   institutions                              2,087         (6,967)         (4,035)        9,055          6,122
   Commercial and industrial               273,385        (27,998)       (105,852)      301,384        379,238
   Other                                     6,221        (45,026)        (14,469)       51,248         20,691
--------------------------------------------------------------------------------------------------------------
Total                                    1,913,039     (1,562,085)       (656,428)    3,475,124      2,569,468
--------------------------------------------------------------------------------------------------------------

Note:* "Domestic" and "Overseas" are classified by domicile of borrowers.

[Trust accounts]

                                                                                          (in millions of yen)
--------------------------------------------------------------------------------------------------------------
                                         As of        Increase/      Increase/       As of          As of
                                     September 30,    (Decrease)    (Decrease)    September 30,    March 31,
                                       2003 (A)       (A) - (B)      (A) - (C)      2002 (B)        2003 (C)
--------------------------------------------------------------------------------------------------------------
Domestic                                    35,035        (23,614)        (6,129)        58,650         41,165
--------------------------------------------------------------------------------------------------------------
   Manufacturing                             1,746         (7,680)        (2,259)         9,426          4,005
   Construction                              1,235         (1,763)          (482)         2,999          1,717
   Wholesale and Retail                      2,033         (1,880)          (466)         3,914          2,500
   Banks and other financial
   institutions                                 --             --             --             --             --
   Real estate                               5,748         (4,954)          (871)        10,703          6,619
   Services                                  1,294         (7,663)          (439)         8,958          1,733
   Other industries                         18,076          2,560           (133)        15,516         18,210
   Consumer                                  4,899         (2,231)        (1,478)         7,131          6,377
--------------------------------------------------------------------------------------------------------------
Total                                       35,035        (23,614)        (6,129)        58,650         41,165
--------------------------------------------------------------------------------------------------------------

                                           Mitsubishi Tokyo Financial Group,Inc.

3. Allowance for Loan Losses

[Consolidated]                                                            (in millions of yen)
----------------------------------------------------------------------------------------------
                                         As of                              As of
                                       September  Increase/    Increase/  September    As of
                                          30,     (Decrease)  (Decrease)     30,     March 31,
                                        2003 (A)  (A) - (B)    (A) - (C)   2002 (B)   2003 (C)
----------------------------------------------------------------------------------------------
Allowance for loan losses              1,043,299    (454,978)   (253,993) 1,498,277  1,297,292
----------------------------------------------------------------------------------------------
   Formula allowance for loan losses     683,955    (158,217)   (122,060)   842,172    806,015
   -------------------------------------------------------------------------------------------
   Specific allowance for loan losses    350,141    (291,113)   (127,757)   641,255    477,898
   -------------------------------------------------------------------------------------------
   Allowance for loans to specific
   foreign borrowers                       9,202      (5,646)     (4,175)    14,849     13,378
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Reserve for losses on real
estate-collateralized loans sold              --      (2,039)         --      2,039         --
----------------------------------------------------------------------------------------------

[Trust accounts]                                                          (in millions of yen)
----------------------------------------------------------------------------------------------
                                         As of                              As of
                                       September  Increase/    Increase/  September    As of
                                          30,     (Decrease)  (Decrease)     30,     March 31,
                                        2003 (A)  (A) - (B)    (A) - (C)   2002 (B)   2003 (C)
----------------------------------------------------------------------------------------------
Special internal reserves                  7,283      (3,867)     (1,142)    11,151      8,425
----------------------------------------------------------------------------------------------
Allowance for bad debts                      926        (162)        (75)     1,089      1,002
----------------------------------------------------------------------------------------------

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]                                                            (in millions of yen)
----------------------------------------------------------------------------------------------
                                         As of                              As of
                                       September  Increase/    Increase/  September    As of
                                          30,     (Decrease)  (Decrease)     30,     March 31,
                                        2003 (A)  (A) - (B)    (A) - (C)   2002 (B)   2003 (C)
----------------------------------------------------------------------------------------------
Allowance for loan losses (I)          1,043,299    (454,978)   (253,993) 1,498,277  1,297,292
----------------------------------------------------------------------------------------------
Risk-monitored loans (II)              1,913,039  (1,562,085)   (656,428) 3,475,124  2,569,468
----------------------------------------------------------------------------------------------
Coverage ratio (I)/(II)                    54.53%      11.42%       4.04%     43.11%     50.48%
----------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

5. Disclosed Claims under the Financial Reconstruction Law (the "FRL")

[Banking and Trust accounts: Total of the 2 Banks]                               (in millions of yen)
-----------------------------------------------------------------------------------------------------
                                          As of                                  As of
                                        September   Increase/     Increase/    September      As of
                                           30,      (Decrease)   (Decrease)       30,       March 31,
                                         2003 (A)   (A) - (B)     (A) - (C)     2002 (B)     2003 (C)
-----------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                          182,320     (219,791)     (44,136)     402,112      226,457
-----------------------------------------------------------------------------------------------------
Claims under high risk                    745,746     (640,910)    (285,626)   1,386,657    1,031,373
-----------------------------------------------------------------------------------------------------
Claims under close observation            929,227     (957,059)    (428,217)   1,886,287    1,357,445
-----------------------------------------------------------------------------------------------------
Total(1)                                1,857,295   (1,817,761)    (757,980)   3,675,056    2,615,276
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Normal claims                          46,424,722      192,810       88,779   46,231,912   46,335,943
-----------------------------------------------------------------------------------------------------

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Banking and Trust accounts: Total of the 2 Banks]                               (in millions of yen)
-----------------------------------------------------------------------------------------------------
                                          As of                                  As of
                                        September   Increase/     Increase/    September      As of
                                           30,      (Decrease)   (Decrease)       30,       March 31,
                                         2003 (A)   (A) - (B)     (A) - (C)     2002 (B)     2003 (C)
-----------------------------------------------------------------------------------------------------
Secured coverage amount (2)             1,393,817   (1,407,641)    (577,460)   2,801,459    1,971,278
-----------------------------------------------------------------------------------------------------
   Allowance for loan losses              461,908     (415,870)    (209,934)     877,778      671,843
   --------------------------------------------------------------------------------------------------
   Reserve for financial assistance
   to specific borrowers                       --         (250)        (531)         250          531
   --------------------------------------------------------------------------------------------------
   Collateral, guarantees, etc.           931,909     (991,520)    (366,994)   1,923,429    1,298,903
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Secured coverage ratio (2)/(1)              75.04%       (1.18)%      (0.32)%      76.22%       75.37%
-----------------------------------------------------------------------------------------------------

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Banking and Trust accounts: Total of the 2 Banks]                                                    (in millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                                 Reserve
                                                                 for
                                                                 financial    Collectable
                                                                 support      amount by
                                                                 to           collateralized  Coverage
                                                    Allowance    specific     and             ratio        Coverage ratio
                                      Disclosed      for loan    borrowers    guaranteed      [(B)+(C)]/   [(B)+(C)+(D)] /
           Category                   amount (A)    losses (B)   (C)          loans (D)       [(A)-(D)]    (A)
--------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially      182,320       12,046           --         170,274       100.00%           100.00%
bankrupt debtors                         [226,457]     [19,961]          --        [206,495]     [100.00%]         [100.00%]
--------------------------------------------------------------------------------------------------------------------------
Claims under high risk                    745,746      278,998           --         360,974        72.51%            85.81%
                                       [1,031,373]    [386,331]          --        [467,567]      [68.52%]          [82.79%]
--------------------------------------------------------------------------------------------------------------------------
Claims under close                        929,227      170,863           --         400,660        32.32%            61.50%
observation                            [1,357,445]    [265,549]        [531]       [624,840]      [36.31%]          [65.63%]
--------------------------------------------------------------------------------------------------------------------------
Sub total (1)                           1,857,295      461,908           --         931,909        49.91%            75.04%
                                       [2,615,276]    [671,843]        [531]     [1,298,903]      [51.07%]          [75.37%]
--------------------------------------------------------------------------------------------------------------------------
Normal claims                          46,424,722
                                      [46,335,943]
--------------------------------------------------------------------------------------------------------------------------
Total (2)                              48,282,018
                                      [48,951,219]
--------------------------------------------------------------------------------------------------------------------------
Sub total (1)                                3.84%
/ Total (2)                                 [5.34%]
--------------------------------------------------------------------------------------------------------------------------

Note: The upper figures are as of September 30, 2003. The lower figures with bracket are as of March 31, 2003.

                                           Mitsubishi Tokyo Financial Group,Inc.

7. Progress in the Disposal of Problem Assets [Banking and Trust accounts: Total of the 2 Banks]
   (excluding claims under close observation)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

                                                                                                       (in billions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                        As of                 As of                 As of                   As of
                                      September    As of    September    As of    September     As of    September
                                         30,     March 31,     30,     March 31,     30,      March 31,     30,
                                        2000       2001       2001       2002       2002      2003 (a)    2003 (b)  (b)-(a)
---------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                          513.6      280.6      274.1      213.9      253.7        68.7       34.9    (33.8)
---------------------------------------------------------------------------------------------------------------------------
Claims under high risk                  1,580.2    1,400.4    1,141.3      840.1      378.5        37.4       33.2     (4.1)
---------------------------------------------------------------------------------------------------------------------------
Total                                   2,093.8    1,681.0    1,415.4    1,054.1      632.2       106.2       68.2    (37.9)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            (A)       (B)

Progress in the disposal of problem assets
                                               (in billions of yen)
-------------------------------------------------------------------
                                          First half of fiscal 2003
-------------------------------------------------------------------
Disposition by borrowers' liquidation                          14.2
-------------------------------------------------------------------
Re-constructive disposition                                     0.3
-------------------------------------------------------------------
Improvements in financial status due to
re-constructive disposition                                      --
-------------------------------------------------------------------
Loan sales to secondary market                                  0.6
-------------------------------------------------------------------
Charge-off                                                      2.6
-------------------------------------------------------------------
Other                                                          20.0
   ----------------------------------------------------------------
   Collection of claims                                        18.8
   ----------------------------------------------------------------
   Improvements in financial status                             1.1
-------------------------------------------------------------------
Total                                                          37.9(B)
-------------------------------------------------------------------

Above (A) includes the following figures which facilitates the final disposal of problem loans.
                                               (in billions of yen)
-------------------------------------------------------------------
                                          First half of fiscal 2003
-------------------------------------------------------------------
Legal liquidation                                              15.2
-------------------------------------------------------------------
Quasi-legal liquidation                                          --
-------------------------------------------------------------------
Split-off of problem loans                                      0.6
-------------------------------------------------------------------
Partial charge-off of smaller balance
loans                                                           7.9
-------------------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection
Corporation                                                    22.7
-------------------------------------------------------------------
Total                                                          46.5
-------------------------------------------------------------------

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

                                                                                            (in billions of yen)
----------------------------------------------------------------------------------------------------------------
                                                   As of                 As of                 As of
                                        As of    September    As of    September    As of     September
                                      March 31,     30,     March 31,     30,      March 31,     30,
                                        2001       2001       2002       2002      2003 (a)    2003 (b)  (b)-(a)
----------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                          117.9      103.8       99.2       46.9        28.6       27.1     (1.4)
----------------------------------------------------------------------------------------------------------------
Claims under high risk                    769.0      693.0      538.9      346.0        79.4       55.7    (23.6)
----------------------------------------------------------------------------------------------------------------
Total                                     887.0      796.8      638.1      393.0       108.0       82.8    (25.1)
----------------------------------------------------------------------------------------------------------------
                                                                                                   (C)      (D)

Progress in the disposal of problem assets
                                               (in billions of yen)
-------------------------------------------------------------------
                                          First half of fiscal 2003
-------------------------------------------------------------------
Disposition by borrowers' liquidation                           0.5
-------------------------------------------------------------------
Re-constructive disposition                                     0.3
-------------------------------------------------------------------
Improvements in financial status due to
re-constructive disposition                                      --
-------------------------------------------------------------------
Loan sales to secondary market                                  0.3
-------------------------------------------------------------------
Charge-off                                                      1.3
-------------------------------------------------------------------
Other                                                          22.6
   ----------------------------------------------------------------
   Collection of claims                                        14.4
   ----------------------------------------------------------------
   Improvements in financial status                             8.2
-------------------------------------------------------------------
Total                                                          25.1(D)
-------------------------------------------------------------------

Above (C) includes the following figures which facilitates the final disposal of problem loans.
                                               (in billions of yen)
-------------------------------------------------------------------
                                          First half of fiscal 2003
-------------------------------------------------------------------
Legal liquidation                                               9.6
-------------------------------------------------------------------
Quasi-legal liquidation                                          --
-------------------------------------------------------------------
Split-off of problem loans                                       --
-------------------------------------------------------------------
Partial charge-off of smaller balance
loans                                                          15.7
-------------------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection
Corporation                                                      --
-------------------------------------------------------------------
Total                                                          25.3
-------------------------------------------------------------------

Note: The figures (2) to (6) as of March 31, 2003 have been revised. This is because figures of loans to individuals in The Bank of Tokyo-Mitsubishi, Ltd. were allocated based on research when they caused. Those had been included collectively in (2) at March 31, 2003.

                                          Mitsubishi Tokyo Financial Group, Inc.

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

                                                                                 (in billions of yen)
-----------------------------------------------------------------------------------------------------
                                        As of                 As of                  As of
                                      September    As of    September     As of    September
                                         30,     March 31,     30,      March 31,     30,
                                        2001       2002       2002      2003 (a)    2003 (b)  (b)-(a)
-----------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                           30.2       42.1       27.9        19.3       12.3     (6.9)
-----------------------------------------------------------------------------------------------------
Claims under high risk                    337.1      170.3      101.6        53.7       31.7    (22.0)
-----------------------------------------------------------------------------------------------------
Total                                     367.3      212.5      129.6        73.0       44.0    (28.9)
-----------------------------------------------------------------------------------------------------
                                                                                        (E)      (F)

Progress in the disposal of problem assets
                                               (in billions of yen)
-------------------------------------------------------------------
                                          First half of fiscal 2003
-------------------------------------------------------------------
Disposition by borrowers' liquidation                           0.1
-------------------------------------------------------------------
Re-constructive disposition                                     3.9
-------------------------------------------------------------------
Improvements in financial status due to
re-constructive disposition                                      --
-------------------------------------------------------------------
Loan sales to secondary market                                  8.7
-------------------------------------------------------------------
Charge-off                                                      2.4
-------------------------------------------------------------------
Other                                                          13.6
   ----------------------------------------------------------------
   Collection of claims                                         9.5
   ----------------------------------------------------------------
   Improvements in financial status                             4.1
-------------------------------------------------------------------
Total                                                          28.9(F)
-------------------------------------------------------------------

Above (E) includes the following figures which facilitates the final disposal of problem loans.
                                               (in billions of yen)
-------------------------------------------------------------------
                                          First half of fiscal 2003
-------------------------------------------------------------------
Legal liquidation                                               1.6
-------------------------------------------------------------------
Quasi-legal liquidation                                          --
-------------------------------------------------------------------
Split-off of problem loans                                       --
-------------------------------------------------------------------
Partial charge-off of smaller balance
loans                                                          10.2
-------------------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection
Corporation                                                      --
-------------------------------------------------------------------
Total                                                          11.8
-------------------------------------------------------------------

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

                                                                      (in billions of yen)
------------------------------------------------------------------------------------------
                                                   As of                  As of
                                        As of    September     As of    September
                                      March 31,     30,      March 31,     30,
                                        2002       2002      2003 (a)    2003 (b)  (b)-(a)
------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                          63.6        44.4        22.3       17.1     (5.1)
------------------------------------------------------------------------------------------
Claims under high risk                   384.0       190.9       113.7       55.2    (58.5)
------------------------------------------------------------------------------------------
Total                                    447.7       235.3       136.0       72.3    (63.7)
------------------------------------------------------------------------------------------
                                                                             (G)      (H)

Progress in the disposal of problem assets
                                               (in billions of yen)
-------------------------------------------------------------------
                                          First half of fiscal 2003
-------------------------------------------------------------------
Disposition by borrowers' liquidation                           0.1
-------------------------------------------------------------------
Re-constructive disposition                                     0.8
-------------------------------------------------------------------
Improvements in financial status due to
re-constructive disposition                                      --
-------------------------------------------------------------------
Loan sales to secondary market                                  5.7
-------------------------------------------------------------------
Charge-off                                                     10.5
-------------------------------------------------------------------
Other                                                          46.3
   ----------------------------------------------------------------
   Collection of claims                                        20.8
   ----------------------------------------------------------------
   Improvements in financial status                            25.4
-------------------------------------------------------------------
Total                                                          63.7(H)
-------------------------------------------------------------------

Above (G) includes the following figures which facilitates the final disposal of problem loans.
                                               (in billions of yen)
-------------------------------------------------------------------
                                          First half of fiscal 2003
-------------------------------------------------------------------
Legal liquidation                                               1.7
-------------------------------------------------------------------
Quasi-legal liquidation                                         2.4
-------------------------------------------------------------------
Split-off of problem loans                                       --
-------------------------------------------------------------------
Partial charge-off of smaller balance
loans                                                          11.6
-------------------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection
Corporation                                                      --
-------------------------------------------------------------------
Total                                                          15.8
-------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

(5) Assets newly categorized as problem assets during first half of fiscal
2002 based on the FRL
                                                           (in billions of yen)
-------------------------------------------------------------------------------
                                         As of                 As of
                                      September     As of    September
                                         30,      March 31,     30,
                                        2002      2003 (a)    2003 (b)  (b)-(a)
-------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                           28.9        35.2       30.1     (5.1)
-------------------------------------------------------------------------------
Claims under high risk                    369.4       179.5       98.5    (80.9)
-------------------------------------------------------------------------------
Total                                     398.4       214.7      128.7    (86.0)
-------------------------------------------------------------------------------
                                                                (I)        (J)

Progress in the disposal of problem assets
                                               (in billions of yen)
-------------------------------------------------------------------
                                          First half of fiscal 2003
-------------------------------------------------------------------
Disposition by borrowers' liquidation                           2.0
-------------------------------------------------------------------
Re-constructive disposition                                     4.9
-------------------------------------------------------------------
Improvements in financial status due to
re-constructive disposition                                     0.3
-------------------------------------------------------------------
Loan sales to secondary market                                 18.2
-------------------------------------------------------------------
Charge-off                                                      6.9
-------------------------------------------------------------------
Other                                                          53.5
   ----------------------------------------------------------------
   Collection of claims                                        30.9
   ----------------------------------------------------------------
   Improvements in financial status                            22.5
-------------------------------------------------------------------
Total                                                          86.0(J)
-------------------------------------------------------------------

Above (I) includes the following figures which facilitates the final disposal of problem loans.
                                               (in billions of yen)
-------------------------------------------------------------------
                                          First half of fiscal 2003
-------------------------------------------------------------------
Legal liquidation                                              17.1
-------------------------------------------------------------------
Quasi-legal liquidation                                          --
-------------------------------------------------------------------
Split-off of problem loans                                       --
-------------------------------------------------------------------
Partial charge-off of smaller balance
loans                                                           9.0
-------------------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection
Corporation                                                      --
-------------------------------------------------------------------
Total                                                          26.1
-------------------------------------------------------------------

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL
                                               (in billions of yen)
-------------------------------------------------------------------
                                                   As of
                                        As of    September
                                      March 31,     30,
                                      2003 (a)    2003 (b)  (b)-(a)
-------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                           52.1       46.0     (6.0)
-------------------------------------------------------------------
Claims under high risk                    567.4      320.5   (246.9)
-------------------------------------------------------------------
Total                                     619.6      366.5   (253.0)
-------------------------------------------------------------------
                                                    (K)       (L)

Progress in the disposal of problem assets
                                               (in billions of yen)
-------------------------------------------------------------------
                                          First half of fiscal 2003
-------------------------------------------------------------------
Disposition by borrowers' liquidation                           1.8
-------------------------------------------------------------------
Re-constructive disposition                                    14.5
-------------------------------------------------------------------
Improvements in financial status due to
re-constructive disposition                                      --
-------------------------------------------------------------------
Loan sales to secondary market                                 43.4
-------------------------------------------------------------------
Charge-off                                                     16.1
-------------------------------------------------------------------
Other                                                         176.8
   ----------------------------------------------------------------
   Collection of claims                                        80.4
   ----------------------------------------------------------------
   Improvements in financial status                            96.4
-------------------------------------------------------------------
Total                                                         253.0(L)
-------------------------------------------------------------------

Above (K) includes the following figures which facilitates the final disposal of problem loans.
                                               (in billions of yen)
-------------------------------------------------------------------
                                          First half of fiscal 2003
-------------------------------------------------------------------
Legal liquidation                                              14.1
-------------------------------------------------------------------
Quasi-legal liquidation                                          --
-------------------------------------------------------------------
Split-off of problem loans                                       --
-------------------------------------------------------------------
Partial charge-off of smaller balance
loans                                                          14.1
-------------------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection
Corporation                                                      --
-------------------------------------------------------------------
Total                                                          28.3
-------------------------------------------------------------------

                                           Mitsubishi Tokyo Financial Group,Inc.

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL
                           (in billions of yen)
-----------------------------------------------
                                        As of
                                      September
                                         30,
                                        2003
-----------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                           14.4
-----------------------------------------------
Claims under high risk                    150.7
-----------------------------------------------
Total                                     165.1
-----------------------------------------------

(8) Historical trend of problem assets based on the FRL

                                                                                                       (in billions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                        As of                 As of                 As of                  As of
                                      September    As of    September    As of    September    As of     September
                                         30,     March 31,     30,     March 31,     30,      March 31,     30,
                                        2000       2001       2001       2002       2002      2003 (a)    2003 (b)  (b)-(a)
---------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                          513.6      398.6      408.1      419.0      402.1       226.4      182.3    (44.1)
---------------------------------------------------------------------------------------------------------------------------
Claims under high risk                  1,580.2    2,169.5    2,171.4    1,933.5    1,386.6     1,031.3      745.7   (285.6)
---------------------------------------------------------------------------------------------------------------------------
Total                                   2,093.8    2,568.1    2,579.6    2,352.6    1,788.7     1,257.8      928.0   (329.7)
---------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

8. Classification of Loans by Type of Industry

(1) Loans by type of industry [Total of the 2 Banks]                                (in millions of yen)
--------------------------------------------------------------------------------------------------------
                                       As of         Increase/    Increase/      As of          As of
                                    September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                      2003 (A)       (A)-(B)       (A)-(C)      2002 (B)       2003 (C)
--------------------------------------------------------------------------------------------------------
Domestic offices (excluding loans
 booked at offshore markets)           37,916,036      754,461      499,902      37,161,574   37,416,133
   -----------------------------------------------------------------------------------------------------
   Manufacturing                        5,362,409     (315,893)    (110,570)      5,678,302    5,472,979
   Agriculture                             14,113       (2,445)      (1,455)         16,558       15,568
   Forestry                                 5,231         (153)        (194)          5,384        5,425
   Fishery                                 28,070        8,575        2,777          19,495       25,293
   Mining                                  40,651         (492)       1,158          41,143       39,493
   Construction                         1,128,500     (215,253)     (99,750)      1,343,753    1,228,250
   Utilities                              389,965       17,004      (27,332)        372,961      417,297
   Media and Communication              1,490,783     (487,625)      (6,084)      1,978,408    1,496,867
   Wholesale and Retail                 4,842,898     (642,503)    (248,427)      5,485,401    5,091,325
   Banks and other financial
    institutions                        4,091,865     (121,930)     240,286       4,213,795    3,851,579
   Real estate                          4,467,152     (186,135)       2,957       4,653,287    4,464,195
   Services                             5,095,185      768,487      313,490       4,326,698    4,781,695
   Municipal government                   606,349      314,011      229,836         292,338      376,513
   Other industries                    10,352,857    1,618,811      203,211       8,734,045   10,149,646
--------------------------------------------------------------------------------------------------------
Overseas offices and loans booked
 at offshore markets                    4,822,026     (972,321)    (748,399)      5,794,347    5,570,426
--------------------------------------------------------------------------------------------------------
      Total                            42,738,063     (217,859)    (248,496)     42,955,922   42,986,559
--------------------------------------------------------------------------------------------------------

(2) Domestic consumer loans [Total of the 2 Banks]                                  (in millions of yen)
--------------------------------------------------------------------------------------------------------
                                       As of         Increase/    Increase/      As of          As of
                                    September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                      2003 (A)       (A)-(B)       (A)-(C)      2002 (B)       2003 (C)
--------------------------------------------------------------------------------------------------------
Total domestic consumer loans           8,006,932      740,746      530,226       7,266,185    7,476,706
   -----------------------------------------------------------------------------------------------------
   Housing loans                        7,514,428      816,795      573,235       6,697,632    6,941,192
   -----------------------------------------------------------------------------------------------------
   Others                                 492,503      (76,048)     (43,009)        568,552      535,513
--------------------------------------------------------------------------------------------------------

(3) Domestic loans to small and medium-sized companies [Total of the 2 Banks]       (in millions of yen)
--------------------------------------------------------------------------------------------------------
                                       As of         Increase/    Increase/      As of          As of
                                    September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                      2003 (A)       (A)-(B)       (A)-(C)      2002 (B)       2003 (C)
--------------------------------------------------------------------------------------------------------
Domestic loans to small and
 medium-sized companies                20,194,680     (691,008)     274,328      20,885,689   19,920,352
--------------------------------------------------------------------------------------------------------
Percentage to total domestic
 loans                                      53.26%       (2.94)%       0.02%          56.20%       53.24%
--------------------------------------------------------------------------------------------------------

(4) Loans by type of industry [Trust accounts]                                     (in  millions of yen)
--------------------------------------------------------------------------------------------------------
                                       As of         Increase/    Increase/      As of          As of
                                    September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                      2003 (A)       (A)-(B)       (A)-(C)      2002 (B)       2003 (C)
--------------------------------------------------------------------------------------------------------
Domestic offices (excluding loans
 booked at offshore markets)              895,594     (283,379)    (211,961)      1,178,974    1,107,555
   -----------------------------------------------------------------------------------------------------
   Manufacturing                           49,425      (30,051)     (27,370)         79,476       76,795
   Agriculture                                 --           --           --              --           --
   Forestry                                    26           (7)          (4)             33           30
   Fishery                                  1,225          268         (347)            957        1,572
   Mining                                      77         (146)         (52)            223          129
   Construction                             5,473       (6,364)      (2,399)         11,837        7,872
   Utilities                              117,471      (34,762)     (17,733)        152,233      135,204
   Media and Communication                107,069      (53,015)     (17,491)        160,084      124,560
   Wholesale and Retail                    10,672       (4,597)      (6,518)         15,269       17,190
   Banks and other financial
    institutions                          100,227      (48,660)     (97,495)        148,887      197,722
   Real estate                             71,275      (17,886)      (6,525)         89,161       77,800
   Services                                46,655      (21,340)      (6,112)         67,995       52,767
   Municipal government                    36,823       (3,630)        (950)         40,453       37,773
   Other industries                       349,168      (63,191)     (28,966)        412,359      378,134
--------------------------------------------------------------------------------------------------------
Overseas offices and loans booked
 at offshore markets                           --           --           --              --           --
--------------------------------------------------------------------------------------------------------
      Total                               895,594     (283,379)    (211,961)      1,178,974    1,107,555
--------------------------------------------------------------------------------------------------------

(5) Domestic consumer loans [Trust accounts]                                        (in millions of yen)
--------------------------------------------------------------------------------------------------------
                                       As of         Increase/    Increase/      As of          As of
                                    September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                      2003 (A)       (A)-(B)       (A)-(C)      2002 (B)       2003 (C)
--------------------------------------------------------------------------------------------------------
Total domestic consumer loans             246,994      (44,368)     (21,411)        291,362      268,405
   -----------------------------------------------------------------------------------------------------
   Housing loans                          244,050      (43,474)     (21,000)        287,524      265,050
   -----------------------------------------------------------------------------------------------------
   Others                                   2,943         (894)        (411)          3,837        3,354
--------------------------------------------------------------------------------------------------------

(6) Domestic loans to small and medium-sized companies [Trust accounts]             (in millions of yen)
--------------------------------------------------------------------------------------------------------
                                       As of         Increase/    Increase/      As of          As of
                                    September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                      2003 (A)       (A)-(B)       (A)-(C)      2002 (B)       2003 (C)
--------------------------------------------------------------------------------------------------------
Domestic loans to small and
 medium-sized companies                   541,359     (128,643)    (125,042)        670,002      666,401
--------------------------------------------------------------------------------------------------------
Percentage to total domestic
 loans                                      60.44%        3.61%        0.27%          56.82%       60.16%
--------------------------------------------------------------------------------------------------------

9. Foreign Loans

(1) Loans to specific foreign borrowers
[Total of the 2 Banks]                                   (in millions of yen except number of countries)
--------------------------------------------------------------------------------------------------------
                                       As of         Increase/    Increase/      As of          As of
                                    September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                      2003 (A)       (A)-(B)       (A)-(C)      2002 (B)       2003 (C)
--------------------------------------------------------------------------------------------------------
Loan to specific foreign
 borrowers                                 47,464      (28,523)     (10,777)         75,987       58,241
--------------------------------------------------------------------------------------------------------
Number of countries                            10           --           --              10           10
--------------------------------------------------------------------------------------------------------

(2) Loans to Asian countries [Total of the 2 Banks]                               (in  millions of  yen)
--------------------------------------------------------------------------------------------------------
                                       As of         Increase/    Increase/      As of          As of
                                    September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                      2003 (A)       (A)-(B)       (A)-(C)      2002 (B)       2003 (C)
--------------------------------------------------------------------------------------------------------
Thailand                                  196,650      (50,175)     (16,594)        246,826      213,245
Indonesia                                 111,935      (33,606)      (8,713)        145,541      120,649
Malaysia                                  112,998        1,394       13,022         111,603       99,975
Philippines                                61,504       (4,492)        (691)         65,997       62,195
South Korea                               173,235       65,867       14,335         107,368      158,900
Singapore                                 222,352      (50,661)     (20,821)        273,014      243,173
Hong Kong                                 379,324      (13,241)     (38,586)        392,566      417,910
China                                     199,137      (22,602)     (15,887)        221,739      215,024
Taiwan                                     43,658        7,500        4,166          36,157       39,491
Others                                     40,270      (14,408)      (4,340)         54,679       44,611
--------------------------------------------------------------------------------------------------------
   Total                                1,541,068     (114,426)     (74,109)      1,655,494    1,615,177
--------------------------------------------------------------------------------------------------------

(3) Loans to Latin American countries  [Total of the 2 Banks]                       (in millions of yen)
--------------------------------------------------------------------------------------------------------
                                       As of         Increase/    Increase/      As of          As of
                                    September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                      2003 (A)       (A)-(B)       (A)-(C)      2002 (B)       2003 (C)
--------------------------------------------------------------------------------------------------------
Argentina                                  25,416      (40,706)     (11,854)         66,123       37,271
Brazil                                     69,186      (15,390)      (3,370)         84,577       72,557
Mexico                                     87,182      (21,788)     (16,067)        108,970      103,249
Caribbean countries                       364,688      (61,679)     (16,886)        426,368      381,575
Others                                    102,633      (14,117)     (23,613)        116,750      126,246
--------------------------------------------------------------------------------------------------------
   Total                                  649,108     (153,682)     (71,792)        802,790      720,900
--------------------------------------------------------------------------------------------------------

10. Loans and Deposits [Total of the 2 Banks]
                                                                                    (in millions of yen)
--------------------------------------------------------------------------------------------------------
                                       As of         Increase/    Increase/      As of          As of
                                    September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                      2003 (A)       (A)-(B)       (A)-(C)      2002 (B)       2003 (C)
--------------------------------------------------------------------------------------------------------
Deposits (ending balance)              60,909,391    4,027,315    1,938,605      56,882,076   58,970,786
--------------------------------------------------------------------------------------------------------
Deposits (average balance)             59,871,867    3,253,673    2,444,483      56,618,194   57,427,383
--------------------------------------------------------------------------------------------------------
Loans (ending balance)                 42,738,063     (217,859)    (248,496)     42,955,922   42,986,559
--------------------------------------------------------------------------------------------------------
Loans (average balance)                42,582,272     (804,344)  (1,095,249)     43,386,616   43,677,521
--------------------------------------------------------------------------------------------------------

11. Domestic Deposits [Total of the 2 Banks]
                                                                                    (in millions of yen)
--------------------------------------------------------------------------------------------------------
                                       As of         Increase/    Increase/      As of          As of
                                    September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                      2003 (A)       (A)-(B)       (A)-(C)      2002 (B)       2003 (C)
--------------------------------------------------------------------------------------------------------
   Individuals                         32,966,600    2,078,157      802,159      30,888,443   32,164,441
   -----------------------------------------------------------------------------------------------------
   Corporations and others             20,910,857    1,770,997    1,007,037      19,139,860   19,903,820
   -----------------------------------------------------------------------------------------------------
Domestic deposits                      53,877,458    3,849,154    1,809,196      50,028,304   52,068,261
--------------------------------------------------------------------------------------------------------

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

12. Number of Employees [Total of the 2 Banks]

--------------------------------------------------------------------------------------------------------
                                       As of         Increase/    Increase/      As of          As of
                                    September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                      2003 (A)       (A)-(B)       (A)-(C)      2002 (B)       2003 (C)
--------------------------------------------------------------------------------------------------------
Number of employees                        21,154       (1,149)        (213)         22,303       21,367
--------------------------------------------------------------------------------------------------------

13. Number of Offices [Total of the 2 Banks]

--------------------------------------------------------------------------------------------------------
                                       As of         Increase/    Increase/      As of          As of
                                    September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                      2003 (A)       (A)-(B)       (A)-(C)      2002 (B)       2003 (C)
--------------------------------------------------------------------------------------------------------
Domestic:                                     323          (19)         (12)            342          335
   -----------------------------------------------------------------------------------------------------
   Head office and Branches                   302          (12)          (7)            314          309
   Sub-branches & Agencies                     21           (7)          (5)             28           26
--------------------------------------------------------------------------------------------------------
Overseas:                                      81           (2)           1              83           80
   -----------------------------------------------------------------------------------------------------
   Branches                                    47           (2)          --              49           47
   Sub-branches                                14           --            1              14           13
   Representative offices                      20           --           --              20           20
--------------------------------------------------------------------------------------------------------
Total                                         404          (21)         (11)            425          415
--------------------------------------------------------------------------------------------------------

14. Status of Deferred Tax Assets

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

   (Total of the two banks)                                (in billions of yen)
   ----------------------------------------------------------------------------
                                                         Sept. 30, 2003
                                                             ------------------
                                                              vs. Mar. 31, 2003
   ----------------------------------------------------------------------------
1  Deferred Tax Assets                              1,204.4              (186.7)
      -------------------------------------------------------------------------
2     Allowance for loan losses                       422.1              (110.0)
      -------------------------------------------------------------------------
3     Write down of investment securities              84.8                (4.9)
      -------------------------------------------------------------------------
4     Net operating loss carryforwards                728.5               (39.3)
      -------------------------------------------------------------------------
5     Reserve for employees' retirement benefits       31.5                (6.0)
      -------------------------------------------------------------------------
6     Unrealized losses on
       securities available for sale                     --              (113.4)
      -------------------------------------------------------------------------
7     Other                                            45.8                (5.8)
      -------------------------------------------------------------------------
8     Valuation allowance                            (108.4)               93.0
   ----------------------------------------------------------------------------
9  Deferred tax liabilities                           146.5               128.2
      -------------------------------------------------------------------------
10    Gains on placing trust
       for retirement benefits                          7.2                (1.3)
      -------------------------------------------------------------------------
11    Unrealized gains on
       securities available for sale                  118.2               118.2
      -------------------------------------------------------------------------
12    Other                                            20.9                11.3
   ----------------------------------------------------------------------------
13 Net Deferred Tax Assets                          1,057.9              (314.9)
   ----------------------------------------------------------------------------
   (Consolidated)
   ----------------------------------------------------------------------------
14 Net Deferred Tax Assets                            989.5              (312.3)
   ----------------------------------------------------------------------------

(2) Balance of Net Tax Assets and % of Tier I Capital

[CHART APPEARS HERE]

(3) Net Business Profits before Credit Costs and Taxable Income
    (Current Interim Fiscal Year)

 (Total of the two banks)                         (in billions of yen)
   -------------------------------------------------------------------
                                                    Interim FY 2003
   -------------------------------------------------------------------
15 Net business profits before credit costs                      336.3
   -------------------------------------------------------------------
16 Credit related costs                                          (92.8)
   -------------------------------------------------------------------
17 Income before income taxes                                    456.5
   -------------------------------------------------------------------
18 Reconciliation to taxable income                             (358.7)
   -------------------------------------------------------------------
19 Taxable income                                                 97.9
   -------------------------------------------------------------------

(4) Net Business Profits before Credit Costs and Taxable Income
    (Past Five Fiscal Years)

   (Total of the two banks)                            (in billions of yen)
   ------------------------------------------------------------------------
                           FY 1998   FY 1999   FY 2000   FY 2001   FY 2002
   ------------------------------------------------------------------------
20 Net business
    profits before
    credit costs             888.0     578.6     552.0     619.5      689.9
   ------------------------------------------------------------------------
21 Credit related costs    1,393.1     652.4     730.5     666.3      485.9
   ------------------------------------------------------------------------
22 Income before
    income taxes            (124.7)    409.4    (199.0)   (359.3)    (485.2)
   ------------------------------------------------------------------------
23 Reconciliation to
    taxable income           421.0     (76.3)    304.4     142.0   (1,021.4)
   ------------------------------------------------------------------------
24 Taxable income            296.2     333.1     105.3    (217.2)  (1,506.7)
   ------------------------------------------------------------------------

(5) Comparison with Past Fiscal Years

[CHART APPEARS HERE]

(6) Classification Based on Prior Year Operating Results As Provided in the JICPA Audit Committee Report No. 66

-----------------------------------------------------------------------------------------------------
                                                            Estimable period of future taxable income
                                                            -----------------------------------------
Classifi-            Prior year operating results           1 year   5 years   Estimable       No
 cation                                                                         period     limitation
-----------------------------------------------------------------------------------------------------
      1       Sufficient taxable income for more than
              three consecutive fiscal years                 xxxxx    xxxxx      xxxxx         xxxxx
-----------------------------------------------------------------------------------------------------
      2       Stable but insufficient taxable income for
              three consecutive fiscal years                 xxxxx    xxxxx      xxxxx
-----------------------------------------------------------------------------------------------------
      3       Precarious and insufficient operating
              results due to volatile profit                 xxxxx    xxxxx
-----------------------------------------------------------------------------------------------------
      4       Material net operating loss carryforwards      xxxxx
-----------------------------------------------------------------------------------------------------
Exception     Net operating loss carryforwards are
              attributable to extraordinary factors          xxxxx    xxxxx
-----------------------------------------------------------------------------------------------------
      5       Tax loss for three consecutive fiscal years
              and tax loss for the current fiscal year is     Cannot estimate future taxable income
              expected
-----------------------------------------------------------------------------------------------------

     Although we recorded taxable income for the six months ended September 30, 2003, we are classified as "4" described above since we have material net operating loss carryforwards. However, since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years' future taxable income is estimable.)

(7) Extraordinary Factors Such as Changes in Laws and Regulations

     Our net operating loss carryforwards were incurred due to, among other things, the following: (i) we accelerated the final disposal of nonperforming loans in response to both the "Emerging Economic Package," which provided guidance to major banks to remove from their balance sheets claims to debtors classified as "likely to become bankrupt" or below, and the "Program for Financial Revival," which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the "Law Concerning Restriction, etc. of Banks' Shareholdings etc."

(8) Realizability of Deferred Tax Assets at September 30, 2003 (Assumptions)

                                                      (in billions of yen)
 -------------------------------------------------------------------------
                                                               Five year
                                                                 total
                                                              (2003 2/nd/
                                                             half to 2008
                                                              1/st/ half)
 -------------------------------------------------------------------------
1  Net business profits (based on our business plan) (*1)          4,560.0
 -------------------------------------------------------------------------
2  Net business profits (basis of realizability
    determination) (*2)                                            4,050.0
 -------------------------------------------------------------------------
3  Income before income taxes (basis of realizability
    determination)                                                 2,550.0
 -------------------------------------------------------------------------
4  Taxable income before adjustments (basis of
    realizability determination) (*3)                              3,440.0
 -------------------------------------------------------------------------
5  Temporary difference + net operating loss carryforwards
    (for which deferred tax assets shall be recognized)            3,070.0
 -------------------------------------------------------------------------
6  Deferred tax assets at September 30, 2003 (*4)                  1,207.0
 -------------------------------------------------------------------------
   (*1) Total of the two banks, before credit costs
   (*2) Based on the scenario that current short-term interest rate level continues for the next five years
   (*3) Before reversals of existing
        deductible temporary differences and net operating loss carryforwards (*4) "5" describes above X effective tax rate
        (consolidated corporate tax basis)

[CHART APPEARS HERE]

(Reference) Assumptions for Business Plan

----------------------------------------------------------------------------------------------------
                                      FY 2003     FY 2004   FY 2005   FY 2006   FY 2007    FY 2008
                                     2/nd/ half                                           1/st/ half
----------------------------------------------------------------------------------------------------
S/T interest rate (3 m/s TIBOR)             0.1%      0.1%      0.6%      0.9%      0.8%         0.6%
----------------------------------------------------------------------------------------------------
L/T interest rate (10 year JGB)             1.4%      1.3%      2.0%      2.5%      2.2%         2.1%
----------------------------------------------------------------------------------------------------
Exchange rate (USD/Yen)                  (Y)120    (Y)120    (Y)120    (Y)120    (Y)120       (Y)120
----------------------------------------------------------------------------------------------------

15. Employees' Retirement Benefits

(1) Benefit obligation

                                                                        (in millions of yen)
--------------------------------------------------------------------------------------------
                                                                                   As of
                                                                               September 30,
                                                                                   2003
--------------------------------------------------------------------------------------------
Projected benefits obligation at beginning of the period       (A-B+C+D+G+J)       1,205,544
   Discount rate:
   Domestic subsidiaries 1.1% to 1.9%, Overseas subsidiaries
   5.5% to 7.25%
   -----------------------------------------------------------------------------------------
   Fair value of plan assets at beginning of the period        (A)                   780,934
   -----------------------------------------------------------------------------------------
   Prepaid pension cost at beginning of the period             (B)                    90,562
   -----------------------------------------------------------------------------------------
   Reserve for employees' retirement benefits at beginning
   of the period                                               (C)                    37,015
   -----------------------------------------------------------------------------------------
   Unrecognized net obligation by the change of accounting
   policy at beginning of the period                           (D)                    36,312
      --------------------------------------------------------------------------------------
      Amortization for the current period (Amortized period
      mainly 5 years)                                          (E)                    11,827
      --------------------------------------------------------------------------------------
      Unrecognized net obligation at end of the interim
      period                                                   (F)                    24,485
   -----------------------------------------------------------------------------------------
   Unrecognized prior service cost at beginning of the period  (G)                   (50,965)
      --------------------------------------------------------------------------------------
      Amortization for the current period (Amortized period
      mainly 10 years)                                         (H)                   (11,048)
      --------------------------------------------------------------------------------------
      Unrecognized prior service cost at end of the interim
      period                                                   (I)                   (39,916)
   -----------------------------------------------------------------------------------------
   Unrecognized net actuarial (gain) loss at beginning of
   the period                                                  (J)                   492,810
      --------------------------------------------------------------------------------------
      Amortization for the current period (Amortized period
      mainly 10 years)                                         (K)                   107,044
      --------------------------------------------------------------------------------------
      Unrecognized net actuarial (gain) loss at end of the
      interim period                                           (L)                   385,765
--------------------------------------------------------------------------------------------
Net amount unrecognized at beginning of period                 (M)(D+G+J)            478,157
--------------------------------------------------------------------------------------------
Net amount amortized during the period                         (N)(E+H+K)            107,823
--------------------------------------------------------------------------------------------
Net amount unrecognized at end of period                       (O)(M-N)              370,334
--------------------------------------------------------------------------------------------

Note: 1. Discount rates of The Bank of Tokyo Mitsubishi, Ltd. and The
         Mitsubishi Trust and Banking Corporation are 1.9%.
      2. With respect to the transfer of the substitutional portion of future pension obligations, the amortization of unrecognized amount due to application of the transitional measurement prescribed in the "Practical Guidelines for Accounting for Retirement Benefits (Interim Report)" are included in the net amount amortized during the period.
      3. The amounts of unrecognized prior service cost and unrecognized net actuarial loss recognized during the interim period are included in at beginning of the period.

(2) Net periodic pension cost

                                                      (in millions of yen)
--------------------------------------------------------------------------
                                                  For the six months ended
                                                     September 30, 2003
--------------------------------------------------------------------------
Net periodic cost of the employees' retirement
 benefits                                                           47,267
   -----------------------------------------------------------------------
   Service cost                                                     15,186
   -----------------------------------------------------------------------
   Interest cost                                                    12,554
   -----------------------------------------------------------------------
   Expected return on plan assets                                  (14,755)
   -----------------------------------------------------------------------
   Amortization of net obligation at transition                      8,772
   -----------------------------------------------------------------------
   Amortization of prior service cost                               (2,452)
   -----------------------------------------------------------------------
   Amortization of net actuarial loss                               22,864
   -----------------------------------------------------------------------
   Other                                                             5,097
--------------------------------------------------------------------------

16. Earning Projections for the Fiscal Year Ending March 31, 2004

[Consolidated]                                        (in billions of yen)
--------------------------------------------------------------------------
                          For the year ending    For the six months ended
                             March 31, 2004         September 30, 2003
--------------------------------------------------------------------------
Ordinary income                       2,700.0                      1,360.9
--------------------------------------------------------------------------
Ordinary profit                         530.0                        273.4
--------------------------------------------------------------------------
Net income                              425.0                        301.8
--------------------------------------------------------------------------

[Non consolidated]                                    (in billions of yen)
--------------------------------------------------------------------------
                          For the year ending    For the six months ended
                             March 31, 2004         September 30, 2003
--------------------------------------------------------------------------
Operating income                         69.0                         42.4
--------------------------------------------------------------------------
Ordinary profit                          64.0                         40.2
--------------------------------------------------------------------------
Net income                               64.0                         40.3
--------------------------------------------------------------------------

                                                                            MTFG


                   -------------------------------------------
                     Selected Interim Financial Information
                               under Japanese GAAP
                    For the Fiscal Year Ending March 31, 2004
                   -------------------------------------------


                       The Bank of Tokyo-Mitsubishi, Ltd.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

                                   [Contents]

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2004

   1. Consolidated Balance Sheets                                             20
   2. Consolidated Statements of Operations                                   21
   3. Consolidated Statement of Capital Surplus and Retained Earnings         22
   4. Non-Consolidated Balance Sheets                                         23
   5. Non-Consolidated Statements of Operations                               24
   6. Notional principal or contract amount, market value and valuation
      gains (losses) on derivatives                                           25
                                                              [Consolidated]
   7. Financial Results                   [Consolidated], [Non-Consolidated]  28

   8. Average interest rate spread        [Non-Consolidated]                  30

   9. Valuation Differences on Securities [Consolidated], [Non-Consolidated]  30

   10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS
                                          [Consolidated], [Non-Consolidated]  31

2  Loan Portfolio and Other

   1. Risk-Monitored Loans                [Consolidated], [Non-Consolidated]  32

   2. Classification of Risk-Monitored Loans
                                          [Consolidated]                      33

   3. Allowance for Loan Losses           [Consolidated], [Non-Consolidated]  34

   4. Coverage Ratio against Risk-Monitored Loans
                                          [Consolidated], [Non-Consolidated]  34

   5. Disclosed Claims under the Financial Reconstruction Law (the "FRL")
                                          [Non-Consolidated]                  35

   6. Status of Secured Coverage on Disclosed Claims under the FRL
                                          [Non-Consolidated]                  35

   7. Progress in the Disposal of Problem Assets
                                          [Non-Consolidated]                  36

   8. Classification of Loans by Type of Industry
                                          [Non-Consolidated]                  40

   9. Loans and Deposits                  [Non-Consolidated]                  41

   10. Domestic Deposits                  [Non-Consolidated]                  41

   11. Number of Employees                [Non-Consolidated]                  41

   12. Number of Offices                  [Non-Consolidated]                  41

   13. Status of Deferred Tax Assets      [Non-Consolidated]                  42

   14. Employees' Retirement Benefits     [Non-Consolidated]                  43

   15. Earning Projections for the Fiscal Year Ending March 31, 2004
                                          [Consolidated], [Non-Consolidated]  44

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2004

(Japanese GAAP)

1. Consolidated Balance Sheets

================================================================================================================================
                                                                                        Increase/       As of         Increase/
                                                             As of September 30,        (Decrease)     March 31,     (Decrease)
(in millions of yen)                                       2003(A)        2002(B)       (A) - (B)      2003(C)        (A) - (C)
================================================================================================================================
Assets:
   Cash and due from banks                                 9,157,554      5,682,723      3,474,830      7,366,450      1,791,103
   Call loans and bills bought                               947,232        771,207        176,024        678,407        268,825
   Receivables under resale agreements                       580,316      1,028,771       (448,455)       576,814          3,502
   Receivables under securities borrowing transactions     4,633,877      1,438,229      3,195,648      1,561,391      3,072,486
   Commercial paper and other debt purchased               1,144,590        520,074        624,516        484,195        660,395
   Trading assets                                          6,093,002      5,062,812      1,030,190      5,276,242        816,760
   Money held in trust                                       460,078        323,554        136,523        405,882         54,195
   Investment securities                                  16,256,667     16,301,106        (44,438)    16,600,079       (343,411)
   Allowance for losses on investment securities              (2,856)        (4,125)         1,268         (2,067)          (789)
   Loans and bills discounted                             37,933,075     38,142,802       (209,726)    38,668,577       (735,501)
   Foreign exchanges                                         577,097        600,159        (23,062)       594,767        (17,670)
   Other assets                                            3,331,415      2,173,366      1,158,048      2,067,540      1,263,874
   Premises and equipment                                    764,385        823,145        (58,760)       801,917        (37,532)
   Deferred debenture discounts and other costs                   --             30            (30)             9             (9)
   Deferred tax assets                                       780,828        858,781        (77,953)     1,008,726       (227,898)
   Customers' liabilities for acceptances and
    guarantees                                             4,501,685      4,952,501       (450,815)     4,518,715        (17,030)
   Allowance for loan losses                                (774,485)    (1,122,543)       348,058     (1,016,265)       241,779
--------------------------------------------------------------------------------------------------------------------------------
      Total assets                                        86,384,465     77,552,596      8,831,868     79,591,387      6,793,077
================================================================================================================================
Liabilities:
   Deposits                                               54,991,383     49,471,557      5,519,825     52,095,330      2,896,052
   Negotiable certificates of deposit                      2,681,475      1,779,897        901,577      2,625,077         56,398
   Debentures                                                517,498      1,198,394       (680,896)       636,060       (118,561)
   Call money and bills sold                               3,979,533      2,319,399      1,660,134      3,013,869        965,663
   Payables under repurchase agreements                    3,225,214      3,091,593        133,621      2,828,308        396,905
   Payables under securities lending transactions          2,480,041      1,805,370        674,670      1,996,214        483,826
   Commercial paper                                          295,989        368,040        (72,051)       312,208        (16,219)
   Trading liabilities                                     1,550,401      1,818,463       (268,061)     1,455,493         94,907
   Borrowed money                                          1,255,183      1,453,198       (198,014)     1,303,831        (48,648)
   Foreign exchanges                                         903,761        628,159        275,601        512,676        391,084
   Short-term corporate bonds                                213,500             --        213,500         10,000        203,500
   Bonds and notes                                         3,441,293      3,075,318        365,974      3,188,379        252,913
   Bonds with warrants                                        50,528        540,775       (490,247)        50,528             --
   Other liabilities                                       2,843,206      2,188,628        654,577      2,166,328        676,877
   Reserve for employees' bonuses                             13,340         12,802            538         12,531            809
   Reserve for employees' retirement benefits                 29,084         24,840          4,243         26,429          2,655
   Reserve for losses on real estate-collateralized
    loans sold                                                    --          1,687         (1,687)            --             --
   Reserve for expenses related to EXPO 2005 Japan                64             --             64             31             33
   Reserves under special laws                                 1,049            540            508            799            249
   Deferred tax liabilities                                   65,586         53,937         11,649         61,037          4,549
   Deferred tax liabilities on land revaluation excess       126,697        126,371            325        133,453         (6,756)
   Acceptances and guarantees                              4,501,685      4,952,501       (450,815)     4,518,715        (17,030)
--------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                   83,166,517     74,911,480      8,255,036     76,947,306      6,219,211
--------------------------------------------------------------------------------------------------------------------------------
Minority interest                                            348,976        337,590         11,385        330,812         18,163
--------------------------------------------------------------------------------------------------------------------------------
Shareholder's equity:
   Capital stock                                             871,973        785,969         86,003        871,973             --
   Capital surplus                                           681,928        595,925         86,003        681,928             --
   Retained earnings                                       1,075,158        837,738        237,420        858,177        216,980
   Land revaluation excess                                   186,667        206,289        (19,622)       197,489        (10,822)
   Unrealized gains (losses) on securities available
    for sale                                                 109,159        (47,328)       156,487       (227,826)       336,985
   Foreign currency translation adjustments                  (55,914)       (75,067)        19,152        (68,474)        12,559
--------------------------------------------------------------------------------------------------------------------------------
      Total shareholder's equity                           2,868,971      2,303,525        565,446      2,313,268        555,703
--------------------------------------------------------------------------------------------------------------------------------
      Total liabilities, minority interest and
       shareholder's equity                               86,384,465     77,552,596      8,831,868     79,591,387      6,793,077
================================================================================================================================

                                       20

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

2. Consolidated Statements of Operations

=======================================================================================================================
                                                          For the six months ended      Increase/    For the year ended
                                                                September 30,          (Decrease)      March 31, 2003
(in millions of yen)                                       2003(A)        2002(B)      (A) - (B)
=======================================================================================================================
Ordinary income:
   Interest income:                                          603,955        712,144       (108,188)           1,347,905
      Interest on loans and discounts                        402,930        451,593        (48,663)             886,442
      Interest and dividends on securities                    92,911        105,417        (12,505)             216,381
      Other interest income                                  108,113        155,133        (47,019)             245,082
   Trust fees                                                  8,622          9,401           (778)              18,515
   Fees and commissions                                      207,171        177,676         29,495              377,440
   Trading profits                                            75,464         53,480         21,984               76,654
   Other business income                                     124,903        111,218         13,684              218,914
   Other ordinary income                                      63,680         79,451        (15,770)             146,742
-----------------------------------------------------------------------------------------------------------------------
Total ordinary income                                      1,083,798      1,143,372        (59,574)           2,186,174
-----------------------------------------------------------------------------------------------------------------------
Ordinary expenses:
   Interest expense:                                         180,704        290,445       (109,740)             491,872
      Interest on deposits                                    70,975         93,290        (22,314)             183,936
      Interest on debentures and amortization
       of debenture discounts                                  2,312          5,707         (3,394)               8,504
      Other interest expense                                 107,415        191,447        (84,032)             299,431
   Fees and commissions                                       31,144         30,117          1,026               66,074
   Trading losses                                              5,389         11,185         (5,795)                  --
   Other business expenses                                    81,745         37,575         44,169               72,104
   General and administrative expenses                       426,162        416,701          9,461              855,093
   Other ordinary expenses                                   152,464        509,797       (357,332)             973,652
-----------------------------------------------------------------------------------------------------------------------
Total ordinary expenses                                      877,612      1,295,823       (418,210)           2,458,796
-----------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)                                       206,186       (152,450)       358,636             (272,622)
-----------------------------------------------------------------------------------------------------------------------
Special gains                                                239,472         21,969        217,502               39,919
Special losses                                                10,304         13,374         (3,070)              24,658
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and others                 435,354       (143,855)       579,209             (257,361)
-----------------------------------------------------------------------------------------------------------------------
Income taxes-current                                          44,584         34,097         10,486               54,906
Income taxes-deferred                                        130,817        (25,646)       156,464             (178,443)
Minority interest                                             23,332          5,034         18,298                4,293
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            236,619       (157,341)       393,960             (138,117)
=======================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

3. Consolidated Statement of Capital Surplus and Retained Earnings

==========================================================================================================================
                                                                                                  Increase/        As of
                                                                       As of September 30,       (Decrease)      March 31,
(in millions of yen)                                                  2003(A)      2002(B)        (A) - (B)       2003(C)
==========================================================================================================================
Balance of capital surplus at beginning of period                     681,928        595,925         86,003        595,925
Increase:                                                                  --             --             --         86,003
   Issuance of common stock due to capital increase                        --             --             --         86,003
--------------------------------------------------------------------------------------------------------------------------
Balance of capital surplus at end of period                           681,928        595,925         86,003        681,928
--------------------------------------------------------------------------------------------------------------------------
Balance of retained earnings at beginning of period                   858,177      1,026,305       (168,127)     1,026,305
Increase:                                                             247,441          5,805        241,636          7,021
   Net income                                                         236,619             --        236,619             --
   Reduction in land revaluation excess                                10,822          3,066          7,755          4,130
   Change in ownership percentage to a consolidated subsidiary
    due to stock repurchase by the subsidiary                              --          2,738         (2,738)         2,648
   Decrease in consolidated companies accounted for by the
    equity method                                                          --             --             --            242
Decrease:                                                             (30,460)      (194,371)       163,910       (175,148)
   Net loss                                                                --       (157,341)       157,341       (138,117)
   Cash dividends                                                     (30,457)       (17,384)       (13,073)       (17,384)
   Bonuses to directors of consolidated subsidiaries                       (3)            (3)            (0)            (3)
   Change in ownership percentage to consolidated subsidiaries and a company accounted for by the equity method due to
    their merger                                                           --        (15,896)        15,896        (15,896)
   Increase in consolidated subsidiaries and companies
    accounted for by the equity method                                     --         (3,746)         3,746         (3,746)
--------------------------------------------------------------------------------------------------------------------------
Balance of retained earnings at end of period                       1,075,158        837,738        237,420        858,177
==========================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)
(Japanese GAAP)

4. Non-Consolidated Balance Sheets

================================================================================================================================
                                                                                        Increase/       As of         Increase/
                                                             As of September 30,       (Decrease)      March 31,     (Decrease)
(in millions of yen)                                       2003(A)        2002(B)      (A) - (B)        2003(C)      (A) - (C)
================================================================================================================================
Assets:
   Cash and due from banks                                 8,646,356      5,511,564      3,134,792      7,107,314      1,539,041
   Call loans                                                787,828        649,635        138,192        478,160        309,667
   Receivables under resale agreements                        57,964         90,258        (32,293)       156,108        (98,144)
   Receivables under securities borrowing
    transactions                                           3,103,441        786,853      2,316,587        787,680      2,315,760
   Commercial paper and other debt purchased                 286,902        355,718        (68,816)       293,492         (6,589)
   Trading assets                                          4,456,764      4,014,899        441,864      4,150,726        306,037
   Money held in trust                                       407,977        288,981        118,996        365,381         42,595
   Investment securities                                  16,038,996     15,951,226         87,769     16,351,043       (312,046)
   Allowance for losses on investment
   securities                                                 (2,856)        (4,125)         1,268         (2,067)          (789)
   Loans and bills discounted                             34,260,461     34,163,445         97,015     34,724,836       (464,375)
   Foreign exchanges                                         584,631        608,187        (23,556)       603,344        (18,713)
   Other assets                                            2,487,755      1,467,973      1,019,781      1,247,816      1,239,939
   Premises and equipment                                    612,419        660,011        (47,592)       637,663        (25,244)
   Deferred debenture discounts and other costs                   --             18            (18)            --             --
   Deferred tax assets                                       786,838        889,466       (102,628)     1,018,553       (231,715)
   Customers' liabilities for acceptances and
   guarantees                                              3,708,476      4,672,858       (964,382)     3,795,648        (87,172)
   Allowance for loan losses                                (579,522)      (903,592)       324,070       (809,374)       229,851
--------------------------------------------------------------------------------------------------------------------------------
      Total assets                                        75,644,432     69,203,381      6,441,051     70,906,329      4,738,103
================================================================================================================================
Liabilities:
   Deposits                                               50,397,958     45,715,654      4,682,304     47,827,174      2,570,784
   Negotiable certificates of deposit                      2,766,399      1,800,029        966,369      2,720,083         46,315
   Debentures                                                517,498      1,198,694       (681,196)       636,060       (118,561)
   Call money                                              1,669,275      1,588,388         80,887      2,364,965       (695,690)
   Payables under repurchase agreements                    2,564,436      2,079,826        484,610      2,149,826        414,609
   Payables under securities lending transactions          1,014,511      1,556,867       (542,356)     1,273,929       (259,418)
   Bills sold                                              2,113,200        593,300      1,519,900        576,500      1,536,700
   Commercial paper                                               --        105,700       (105,700)        15,000        (15,000)
   Trading liabilities                                       921,379      1,293,586       (372,206)     1,273,940       (352,560)
   Borrowed money                                          1,592,983      1,672,654        (79,671)     1,588,979          4,003
   Foreign exchanges                                         905,401        632,379        273,022        514,781        390,620
   Short-term corporate bonds                                213,500             --        213,500         10,000        203,500
   Bonds and notes                                         2,438,260      2,070,405        367,855      2,203,400        234,860
   Bonds with warrants                                            --        245,123       (245,123)            --             --
   Other liabilities                                       1,918,821      1,574,827        343,993      1,588,857        329,963
   Reserve for employees' bonuses                              6,515          7,439           (924)         6,945           (429)
   Reserve for employees' retirement benefits                  9,914          5,743          4,171          6,691          3,223
   Reserve for losses on real
    estate-collateralized loans sold                              --          1,687         (1,687)            --             --
   Reserve for financial assistance to specific
    borrowers                                                  1,371         10,336         (8,965)            --          1,371
   Reserve for expenses related to EXPO 2005 Japan                64             --             64             31             33
   Reserves under special laws                                    31             58            (26)            58            (26)
   Deferred tax liabilities on land revaluation excess       126,697        126,371            325        133,453         (6,756)
   Acceptances and guarantees                              3,708,476      4,672,858       (964,382)     3,795,648        (87,172)
--------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                   72,886,696     66,951,931      5,934,765     68,686,327      4,200,368
--------------------------------------------------------------------------------------------------------------------------------
Shareholder's equity:
   Capital stock                                             871,973        785,969         86,003        871,973             --
   Capital surplus                                           681,928        595,925         86,003        681,928             --
      Capital reserve                                        681,928        595,925         86,003        681,928             --
   Retained earnings                                         923,101        724,210        198,891        712,972        210,129
      Revenue reserve                                        190,044        190,044             --        190,044             --
      Voluntary reserves                                     475,701        592,908       (117,206)       592,908       (117,206)
      Unappropriated profit                                  257,355        (58,742)       316,097        (69,979)       327,335
         Net income                                          229,764        (79,815)       309,579        (92,116)       321,881
   Land revaluation excess                                   186,740        206,360        (19,620)       197,563        (10,822)
   Unrealized gains (losses) on securities available
    for sale                                                  93,992        (61,015)       155,007       (244,435)       338,427
--------------------------------------------------------------------------------------------------------------------------------
      Total shareholder's equity                           2,757,736      2,251,449        506,286      2,220,001        537,734
--------------------------------------------------------------------------------------------------------------------------------
      Total liabilities, minority interest and
       shareholder's equity                               75,644,432     69,203,381      6,441,051     70,906,329      4,738,103
================================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

=======================================================================================================================
                                                        For the six months ended        Increase/
                                                               September 30,           (Decrease)    For the year ended
(in millions of yen)                                       2003(A)        2002(B)      (A) - (B)       March 31, 2003
=======================================================================================================================
Ordinary income:
   Interest income:                                          457,325        550,839        (93,514)           1,034,757
      Interest on loans and discounts                        288,121        326,177        (38,055)             635,436
      Interest and dividends on securities                    89,064         86,962          2,102              191,193
   Fees and commissions                                       97,727         89,221          8,505              186,807
   Trading profits                                            33,116         30,147          2,969               49,467
   Other business income                                     128,722        103,771         24,951              211,157
   Other ordinary income                                      59,892         83,813        (23,920)             129,082
-----------------------------------------------------------------------------------------------------------------------
Total ordinary income                                        776,784        857,792        (81,008)           1,611,272
-----------------------------------------------------------------------------------------------------------------------
Ordinary expenses:
   Interest expense:                                         138,823        231,968        (93,145)             381,843
      Interest on deposits                                    55,706         81,391        (25,684)             148,216
      Interest on debentures and amortization of
       debenture discounts                                     2,312          5,631         (3,319)               8,413
   Fees and commissions                                       24,369         27,210         (2,840)              53,833
   Trading losses                                              4,920             --          4,920                   --
   Other business expenses                                    82,293         31,961         50,431               70,110
   General and administrative expenses                       256,642        258,738         (2,096)             508,060
   Other ordinary expenses                                   120,635        461,291       (340,655)             897,463
-----------------------------------------------------------------------------------------------------------------------
Total ordinary expenses                                      627,783      1,011,170       (383,387)           1,911,312
-----------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)                                       149,001       (153,377)       302,379             (300,040)
-----------------------------------------------------------------------------------------------------------------------
Special gains                                                246,160         18,626        227,534               33,532
Special losses                                                 9,171         10,972         (1,801)              20,825
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and others                 385,990       (145,723)       531,714             (287,333)
-----------------------------------------------------------------------------------------------------------------------
Income taxes-current                                          27,861         17,851         10,010               22,925
Income taxes-deferred                                        128,365        (83,759)       212,124             (218,141)
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            229,764        (79,815)       309,579              (92,116)
-----------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings brought forward              16,769         18,006         (1,237)              18,006
Reduction in land revaluation excess                          10,822          3,066          7,755                4,130
Unappropriated retained earnings                             257,355        (58,742)       316,097              (69,979)
=======================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

6. Notional principal or contract amount, market value and valuation gains (losses) on derivatives

a. Interest rate-related transactions

                                                           (in millions of yen)
-------------------------------------------------------------------------------
                                        As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal                  Valuation gains
                            or contract amount   Market value       (losses)
-------------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------------
   Futures                          14,060,343        (13,283)          (13,283)
   ----------------------------------------------------------------------------
   Options                          22,021,680          1,398               851
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   FRAs                              4,290,049         (2,216)           (2,216)
   ----------------------------------------------------------------------------
   Swaps                           211,025,812         91,790            91,790
   ----------------------------------------------------------------------------
   Others                           10,766,900          3,665            10,458
-------------------------------------------------------------------------------
Total                                                  81,353            87,599
-------------------------------------------------------------------------------
Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

b. Foreign exchange-related transactions

                                                           (in millions of yen)
-------------------------------------------------------------------------------
                                        As of September 30, 2003
-------------------------------------------------------------------------------
                            Notional principal                  Valuation gains
                                  amount         Market value       (losses)
-------------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------------
   Futures                               5,736             --                --
   ----------------------------------------------------------------------------
   Options                                  --             --                --
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Swaps                             8,697,795        (31,579)          (31,579)
   ----------------------------------------------------------------------------
   Forward contracts                39,816,751        (58,805)          (58,805)
   ----------------------------------------------------------------------------
   Options                           8,282,699         (3,728)           15,288
-------------------------------------------------------------------------------
Total                                                 (94,113)          (75,096)
-------------------------------------------------------------------------------
Notes: 1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.
       2. Forward exchange contracts and currency options are included in the above table from this interim fiscal year.
       3. Currency swaps which are accounted for by an accrual basis are not included in the above table.

c. Equity-related transactions                             (in millions of yen)
-------------------------------------------------------------------------------
                                        As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal                  Valuation gains
                            or contract amount   Market value       (losses)
-------------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------------
   Futures                              69,132            129               129
   ----------------------------------------------------------------------------
   Options                              18,477            179                91
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Options                              58,442            536               241
   ----------------------------------------------------------------------------
   Index swaps                              38             --                --
   ----------------------------------------------------------------------------
   Index forwards                        1,705             (4)               (4)
-------------------------------------------------------------------------------
Total                                                     840               457
-------------------------------------------------------------------------------
Note: Valuation gains (losses) are recognized in the consolidated statement of operations.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

d. Bond-related transactions                               (in millions of yen)
-------------------------------------------------------------------------------
                                        As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal                  Valuation gains
                            or contract amount   Market value       (losses)
-------------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------------
   Futures                           1,273,639         (2,033)           (2,033)
   ----------------------------------------------------------------------------
   Options                             172,941            (86)              324
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Options                           1,485,328           (898)               98
   ----------------------------------------------------------------------------
Total                                                  (3,018)           (1,611)
-------------------------------------------------------------------------------
Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

e. Commodity-related transactions                          (in millions of yen)
-------------------------------------------------------------------------------
                                        As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal                  Valuation gains
                            or contract amount   Market value       (losses)
-------------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------------
   Futures                               5,957            384               384
   ----------------------------------------------------------------------------
   Options                                 348            (18)              (12)
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Options                             266,091           (173)             (173)
   ----------------------------------------------------------------------------
   Swaps                                39,847          1,090               734
-------------------------------------------------------------------------------
Total                                                   1,282               933
-------------------------------------------------------------------------------

Notes: 1. Valuation gains (losses) are recognized in the consolidated statement of operations.
       2. Commodities are primarily related to petroleum.

f. Credit derivatives                                      (in millions of yen)
-------------------------------------------------------------------------------
                                        As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal
                            or contract amount   Market value   Valuation gains
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Credit default options              900,418         29,104            29,104
-------------------------------------------------------------------------------
Note: Valuation gains are recognized in the consolidated statement of operations.

g. Others                                                  (in millions of yen)
-------------------------------------------------------------------------------
                                        As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal
                            or contract amount   Market value   Valuation gains
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Weather derivatives                     490            (19)               20
-------------------------------------------------------------------------------
Note: Valuation gains are recognized in the consolidated statement of operations.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

[Reference]

1. Derivatives qualified for hedge-accounting [Consolidated]

                                            (in billions of yen)
----------------------------------------------------------------
                                    As of September 30, 2003
----------------------------------------------------------------
                               Notional principal
                               or contract amount   Market value
----------------------------------------------------------------
Interest rate futures                     4,268.8           (6.4)
----------------------------------------------------------------
Interest rate swaps                      20,465.3           86.1
----------------------------------------------------------------
Currency swaps                            2,593.9           27.2
----------------------------------------------------------------
Other interest rate-related
transactions                                  3.9            0.0
----------------------------------------------------------------
Others                                      350.7           (0.0)
----------------------------------------------------------------
Total                                                      106.8
----------------------------------------------------------------
Note : Derivatives which are accounted for on an accrual basis based on "Accounting standard for financial instruments" are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

                                                          (in billions of yen)
------------------------------------------------------------------------------
                                          As of September 30, 2003
                              ------------------------------------------------
                                          Due after 1
                              Due within  year through   Due after
                                1 year      5 years       5 years      Total
------------------------------------------------------------------------------
Receive-fix/pay-floater          6,118.5       7,608.8        871.5   14,598.9
------------------------------------------------------------------------------
Receive floater/pay-fix          2,697.3       2,154.3        991.9    5,843.6
------------------------------------------------------------------------------
Receive floater/pay-floater         12.7            --         10.0       22.7
------------------------------------------------------------------------------
Total                            8,828.6       9,763.1      1,873.5   20,465.3
------------------------------------------------------------------------------

2. Deferred gains (losses) [Consolidated]

                                                           (in billions of yen)
-------------------------------------------------------------------------------
                                         As of September 30, 2003
                            ---------------------------------------------------
                            Deferred gains  Deferred losses  Net gains (losses)
                                 (A)             (B)              (A) - (B)
-------------------------------------------------------------------------------
Interest rate futures                 31.4             29.8                 1.5
-------------------------------------------------------------------------------
Interest rate swaps                  278.4            275.9                 2.4
-------------------------------------------------------------------------------
Currency swaps                        39.1             34.4                 4.6
-------------------------------------------------------------------------------
Other interest rate-
related transactions                   3.7              3.3                 0.3
-------------------------------------------------------------------------------
Others                                23.0             25.4                (2.4)
-------------------------------------------------------------------------------
Total                                375.6            369.1                 6.5
-------------------------------------------------------------------------------
Note : Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2003 are included in the above table.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

7. Financial Results (The Bank of Tokyo-Mitsubishi, Ltd. and Consolidated Subsidiaries)

                                                                                           (in millions of yen)
===============================================================================================================
                                                         Six months ended       Increase/      Six months ended
                                                          September 30,        (Decrease)        September 30,
                                                             2003 (A)           (A) - (B)          2002 (B)
===============================================================================================================
Gross profits                                                     722,151             26,678            695,473
   ------------------------------------------------------------------------------------------------------------
   Net interest income                                            424,269              1,694            422,574
   ------------------------------------------------------------------------------------------------------------
   Trust fees                                                       8,622               (778)             9,401
   ------------------------------------------------------------------------------------------------------------
   Net fees and commissions                                       176,026             28,468            147,558
   ------------------------------------------------------------------------------------------------------------
   Net trading profits                                             70,074             27,779             42,295
   ------------------------------------------------------------------------------------------------------------
   Net other business income                                       43,157            (30,485)            73,643
      ---------------------------------------------------------------------------------------------------------
      Net gains on debt securities                                (16,876)           (47,208)            30,332
---------------------------------------------------------------------------------------------------------------
General and administrative expenses                               401,872              6,688            395,184
---------------------------------------------------------------------------------------------------------------
Net business profits before provision for formula
 allowance for loan losses                                        320,278             19,990            300,288
---------------------------------------------------------------------------------------------------------------
Provision for formula allowance for loan losses (1)                    --            (58,147)            58,147
---------------------------------------------------------------------------------------------------------------
Net business profits*                                             320,278             78,137            242,141
---------------------------------------------------------------------------------------------------------------
Net non-recurring losses                                         (114,092)           280,499           (394,591)
   ------------------------------------------------------------------------------------------------------------
   Credit related costs (2)                                       (84,402)            45,001           (129,404)
      ---------------------------------------------------------------------------------------------------------
      Losses on loan charge-offs                                  (46,957)            45,079            (92,036)
      ---------------------------------------------------------------------------------------------------------
      Provision for specific allowance for loan losses                 --             (9,354)             9,354
      ---------------------------------------------------------------------------------------------------------
      Losses on sales of loans to the Resolution and
       Collection Corporation                                     (14,020)            28,413            (42,433)
      ---------------------------------------------------------------------------------------------------------
      Other credit related costs                                  (23,424)           (19,135)            (4,289)
   ------------------------------------------------------------------------------------------------------------
   Net losses on equity securities                                (11,282)           164,169           (175,451)
      ---------------------------------------------------------------------------------------------------------
      Gains on sales of equity securities                          30,464             (9,941)            40,405
      ---------------------------------------------------------------------------------------------------------
      Losses on sales of equity securities                        (40,107)            19,467            (59,575)
      ---------------------------------------------------------------------------------------------------------
      Losses on write down of equity securities                    (1,638)           154,643           (156,282)
   ------------------------------------------------------------------------------------------------------------
   Equity in loss of affiliates                                      (771)             6,979             (7,751)
   ------------------------------------------------------------------------------------------------------------
   Other                                                          (17,635)            64,348            (81,983)
===============================================================================================================
Ordinary profit (loss)                                            206,186            358,636           (152,450)
===============================================================================================================
Net special gains                                                 229,167            220,573              8,594
   ------------------------------------------------------------------------------------------------------------
   Reversal of allowance for loan losses (3)                      166,175            166,175                 --
   ------------------------------------------------------------------------------------------------------------
   Refund of enterprise taxes by the Tokyo Metropolitan
    Government                                                     32,117             32,117                 --
   ------------------------------------------------------------------------------------------------------------
   Gains on transfer of the substitutional portion of
    future pension obligations                                     26,503             26,503                 --
   ------------------------------------------------------------------------------------------------------------
   Gain on loans charged-off (4)                                   12,535             (6,872)            19,407
---------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and others                      435,354            579,209           (143,855)
---------------------------------------------------------------------------------------------------------------
Income taxes-current                                               44,584             10,486             34,097
---------------------------------------------------------------------------------------------------------------
Income taxes-deferred                                             130,817            156,464            (25,646)
---------------------------------------------------------------------------------------------------------------
Minority interest                                                  23,332             18,298              5,034
===============================================================================================================
Net income (loss)                                                 236,619            393,960           (157,341)
===============================================================================================================
Note:
*  Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi,
   Ltd. + Other consolidated entities' gross profits - Other consolidated entities' general and administrative expenses - Other consolidated entities'
   provision for formula allowance for loan losses - Inter-company transactions.

(Reference)
===============================================================================================================
Total credit costs  (1)+(2)+(3)                                   (81,772)          (269,324)           187,552
===============================================================================================================
===============================================================================================================
Total credit costs + Gain on loans charged-off
 (1)+(2)+(3)+(4)                                                  (94,307)          (262,452)           168,144
===============================================================================================================
===============================================================================================================
Number of consolidated subsidiaries                                   144                (14)               158
---------------------------------------------------------------------------------------------------------------
Number of affiliated companies accounted for by the
 equity method                                                         23                 (2)                25
===============================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)
                                                                        (in millions of yen)
============================================================================================
                                                   Six months                   Six months
                                                     ended         Increase/      ended
                                                  September 30,   (Decrease)   September 30,
                                                     2003 (A)      (A) - (B)      2002 (B)
============================================================================================
Gross profits                                           467,403      (16,311)        483,715
   -----------------------------------------------------------------------------------------
   Domestic gross profits                               222,433      (35,447)        257,881
      --------------------------------------------------------------------------------------
      Net interest income                               208,647        3,241         205,405
      --------------------------------------------------------------------------------------
      Net fees and commissions                           43,472       12,126          31,346
      --------------------------------------------------------------------------------------
      Net trading profits                                 1,782       (9,362)         11,144
      --------------------------------------------------------------------------------------
      Net other business income                         (31,469)     (41,453)          9,984
         -----------------------------------------------------------------------------------
         Net gains (losses) on debt securities          (22,995)     (36,211)         13,215
   -----------------------------------------------------------------------------------------
   Non-domestic gross profits                           244,969       19,136         225,833
      --------------------------------------------------------------------------------------
      Net interest income                               110,872       (3,468)        114,340
      --------------------------------------------------------------------------------------
      Net fees and commissions                           29,884         (780)         30,664
      --------------------------------------------------------------------------------------
      Net trading profits                                26,413        7,410          19,002
      --------------------------------------------------------------------------------------
      Net other business income                          77,799       15,973          61,825
         -----------------------------------------------------------------------------------
         Net gains on debt securities                     4,903      (12,564)         17,468
--------------------------------------------------------------------------------------------
General and administrative expenses                     232,351       (4,869)        237,221
   -----------------------------------------------------------------------------------------
   Personnel expenses                                    89,505       (3,971)         93,476
   -----------------------------------------------------------------------------------------
   Non-personnel expenses                               130,279       (2,084)        132,364
   -----------------------------------------------------------------------------------------
   Taxes                                                 12,566        1,185          11,381
--------------------------------------------------------------------------------------------
Net business profits before
 provision for formula allowance for loan losses        235,051      (11,441)        246,493
--------------------------------------------------------------------------------------------
Provision for formula allowance for loan
 losses (1)                                                  --      (59,531)         59,531
--------------------------------------------------------------------------------------------
Net business profits                                    235,051       48,089         186,962
--------------------------------------------------------------------------------------------
Net non-recurring losses                                (86,050)     254,289        (340,340)
   -----------------------------------------------------------------------------------------
   Credit related costs (2)                             (61,972)      34,743         (96,715)
      --------------------------------------------------------------------------------------
      Losses on loan charge-offs                        (23,696)      65,225         (88,921)
      --------------------------------------------------------------------------------------
      Provision for specific allowance for loan
       losses                                                --      (40,222)         40,222
      --------------------------------------------------------------------------------------
      Losses on sale of domestic bad loans and
       similar claims                                   (17,181)      25,301         (42,483)
      --------------------------------------------------------------------------------------
      Losses on financial assistance to
       subsidiaries                                      (1,371)       9,081         (10,452)
      --------------------------------------------------------------------------------------
      Provision for allowance for loans to
       specific foreign borrowers                            --      (12,157)         12,157
      --------------------------------------------------------------------------------------
      Other credit related costs                        (19,723)     (12,483)         (7,239)
--------------------------------------------------------------------------------------------
   Net gains (losses) on equity securities                5,930      162,544        (156,613)
      --------------------------------------------------------------------------------------
      Gains on sales of equity securities                50,030      (11,396)         61,426
      --------------------------------------------------------------------------------------
      Losses on sales of equity securities              (40,127)      19,401         (59,528)
      --------------------------------------------------------------------------------------
      Losses on write down of equity securities
       and provision for allowance for losses on
       investment securities                             (3,972)     154,539        (158,511)
   -----------------------------------------------------------------------------------------
   Others                                               (30,009)      57,001         (87,010)
============================================================================================
Ordinary profit (loss)                                  149,001      302,379        (153,377)
============================================================================================
Net special gains                                       236,989      229,335           7,654
   -----------------------------------------------------------------------------------------
   Reversal of allowance for loan losses (3)            172,744      172,744              --
   -----------------------------------------------------------------------------------------
   Refund of enterprise taxes by the Tokyo
    Metropolitan Government                              32,117       32,117              --
   -----------------------------------------------------------------------------------------
   Gains on transfer of the substitutional
    portion of future pension obligations                26,503       26,503              --
   -----------------------------------------------------------------------------------------
   Gain on loans charged-off (4)                         12,790       (3,321)         16,111
--------------------------------------------------------------------------------------------
Income (loss) before income taxes                       385,990      531,714        (145,723)
--------------------------------------------------------------------------------------------
Income taxes-current                                     27,861       10,010          17,851
--------------------------------------------------------------------------------------------
Income taxes-deferred                                   128,365      212,124         (83,759)
============================================================================================
Net income (loss)                                       229,764      309,579         (79,815)
============================================================================================
============================================================================================
   Total credit costs (1)+(2)+(3)                      (110,772)    (267,019)        156,247
============================================================================================
============================================================================================
   Total credit costs + Gain on loans
    charged-off (1)+(2)+(3)+(4)                        (123,562)    (263,698)        140,135
============================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

8. Average interest rate spread

[Non-Consolidated]                                       (percentage per annum)
-------------------------------------------------------------------------------
                                          For the six months ended
                                                 September 30,        Increase/
                                          ------------------------   (Decrease)
                                            2003(A)       2002(B)    (A) - (B)
-------------------------------------------------------------------------------
Total average interest
 rate on interest-earning assets (a)             1.55         1.89        (0.34)
   ----------------------------------------------------------------------------
   Average interest rate on Loans and
    bills discounted                             1.67         1.88        (0.21)
   ----------------------------------------------------------------------------
   Average interest rate on Investment
    securities                                   0.94         1.03        (0.08)
-------------------------------------------------------------------------------
Total average interest rate on
 interest-bearing liabilities (b)                1.17         1.56        (0.38)
   ----------------------------------------------------------------------------
   Average interest rate on Deposits,
    NCD and Debentures                           0.23         0.36        (0.13)
   ----------------------------------------------------------------------------
   Average interest rate on external
    liabilities                                  0.98         1.32        (0.33)
-------------------------------------------------------------------------------
Total average interest rate spread
 (a)-(b)                                         0.37         0.33         0.04
-------------------------------------------------------------------------------

Average interest rate spread in domestic
 business segment:                                       (percentage per annum)
-------------------------------------------------------------------------------
Total average interest rate on
 interest-earning assets (a)                     1.09         1.13        (0.03)
   ----------------------------------------------------------------------------
   Average interest rate on Loans and
    bills discounted                             1.46         1.56        (0.10)
   ----------------------------------------------------------------------------
   Average interest rate on Investment
    securities                                   0.45         0.47        (0.01)
-------------------------------------------------------------------------------
Total average interest rate on
 interest-bearing liabilities (b)                0.81         0.91        (0.10)
   ----------------------------------------------------------------------------
   Average interest rate on
    Deposits, NCD and Debentures                 0.03         0.07        (0.03)
   ----------------------------------------------------------------------------
   Average interest rate on external
    liabilities                                  0.73         0.96        (0.22)
-------------------------------------------------------------------------------
Total average interest rate spread
 (a)-(b)                                         0.28         0.22         0.06
-------------------------------------------------------------------------------

9. Valuation Differences on Securities
(1) Valuation method of securities
--------------------------------------------------------------------------------
Trading securities     Market value (valuation differences are recorded as
                       profits or loses)
--------------------------------------------------------------------------------
Debt securities        Amortized cost
being held to
maturity
--------------------------------------------------------------------------------
Securities             Market value (valuation differences are included in
available for sale     shareholders' equity, net of income taxes)
--------------------------------------------------------------------------------

(Reference) Securities in money held in trust
--------------------------------------------------------------------------------
Trading purposes       Market value (valuation differences are recorded as
                       profits or loses)
--------------------------------------------------------------------------------
Being held to          Amortized cost
maturity
--------------------------------------------------------------------------------
Other                  Market value (valuation differences are included in
                       shareholders' equity, net of income taxes)
--------------------------------------------------------------------------------

(2) Valuation differences
[Consolidated]                                                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                           As of September 30, 2003            As of September 30, 2002       As of March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
                                 Valuation differences                        Valuation differences        Valuation differences
                                          ----------------------------------            -----------------            ---------------
                                   (A)    (A)-(B)  (A)-(C)    Gains  Losses      (B)     Gains   Losses      (C)      Gains  Losses
------------------------------------------------------------------------------------------------------------------------------------
  Debt securities being held
  to maturity                      1,954      674        13    1,955       0     1,279    1,358        79     1,940    1,942       1
  ----------------------------------------------------------------------------------------------------------------------------------
  Securities available
  for sale                       184,682  263,658   431,626  482,353 297,671   (78,976) 388,217   467,194  (246,944) 298,039 544,984
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic equity securities  212,969  336,443   503,374  409,682 196,713  (123,474) 278,540   402,014  (290,404) 168,888 459,293
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic bonds              (49,474) (97,452) (114,633)  11,793  61,267    47,977   48,951       973    65,158   67,259   2,100
     -------------------------------------------------------------------------------------------------------------------------------
     Other                        21,187   24,667    42,885   60,878  39,690    (3,480)  60,725    64,206   (21,698)  61,892  83,590
  ----------------------------------------------------------------------------------------------------------------------------------
  Total                          186,636  264,333   431,639  484,308 297,672   (77,697) 389,576   467,273  (245,003) 299,982 544,985
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic equity securities  212,969  336,443   503,374  409,682 196,713  (123,474) 278,540   402,014  (290,404) 168,888 459,293
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic bonds              (49,474) (97,452) (114,633)  11,793  61,267    47,977   48,951       973    65,158   67,259   2,100
     -------------------------------------------------------------------------------------------------------------------------------
     Other                        23,141   25,342    42,898   62,833  39,691    (2,201)  62,084    64,285   (19,757)  63,834  83,591
------------------------------------------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                                                              (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                           As of September 30, 2003            As of September 30, 2002       As of March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
                                 Valuation differences                        Valuation differences        Valuation differences
                                          ----------------------------------            -----------------            ---------------
                                   (A)    (A)-(B)  (A)-(C)    Gains  Losses      (B)     Gains   Losses      (C)      Gains  Losses
------------------------------------------------------------------------------------------------------------------------------------
  Debt securities being held
   to maturity                       118       28      (168)     119       0        89       91         1       286      287       1
  ----------------------------------------------------------------------------------------------------------------------------------
  Stock of subsidiaries and
   affiliates                    391,931   90,741   195,686  391,992      60   301,190  312,636    11,445   196,245  270,299  74,054
  ----------------------------------------------------------------------------------------------------------------------------------
  Securities available for sale  157,546  255,927   434,703  450,214 292,668   (98,380) 359,506   457,887  (277,157) 259,275 536,432
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic equity securities  208,488  330,526   499,018  404,742 196,253  (122,038) 272,706   394,744  (290,529) 163,410 453,940
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic bonds              (49,474) (97,452) (114,640)  11,792  61,267    47,977   48,951       973    65,165   67,259   2,094
     -------------------------------------------------------------------------------------------------------------------------------
     Other                        (1,467)  22,852    50,325   33,678  35,146   (24,320)  37,849    62,169   (51,793)  28,605  80,398
  ----------------------------------------------------------------------------------------------------------------------------------
  Total                          549,596  346,697   630,222  842,325 292,729   202,899  672,234   469,335   (80,626) 529,862 610,488
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic equity securities  279,796  408,464   641,377  476,061 196,265  (128,668) 277,522   406,190  (361,581) 166,412 527,994
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic bonds              (49,474) (97,452) (114,640)  11,792  61,267    47,977   48,951       973    65,165   67,259   2,094
     -------------------------------------------------------------------------------------------------------------------------------
     Other                       319,275   35,685   103,485  354,471  35,196   283,589  345,761    62,171   215,789  296,190  80,400
------------------------------------------------------------------------------------------------------------------------------------

                                       30

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]                                              (in billions of yen except percentages)
---------------------------------------------------------------------------------------------------
                                     As of
                                 September 30,
                                    2003 (A)    Increase/   Increase/        As of          As of
                                 (Preliminary   (Decrease)  (Decrease)   September 30,    March 31,
                                     basis)      (A) - (B)  (A) - (C)       2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
(1) Risk-adjusted capital ratio          11.89%       1.46%       1.45%          10.43%       10.43%
(2) Tier 1 capital                     2,882.2       456.3       481.9         2,425.8      2,400.2
(3) Tier 2 capital includable
    as qualifying capital              2,438.9        42.8       147.5         2,396.0      2,291.3
   i)  The amount of unrealized
       gains on investment
       securities, includable
       as qualifying capital              83.9        83.9        83.9              --           --
  ii)  The amount of land
       revaluation excess
       includable as qualifying
       capital                           140.9        (8.6)       (7.9)          149.6        148.9
  iii) Subordinated debt               1,669.4       (20.7)       88.2         1,690.2      1,581.1
(4) Tier 3 capital includable
    as qualifying capital                 29.9         0.1        (0.1)           29.8         30.0
(5) Deductions from total
    qualifying capital                    38.8        13.1         4.9            25.6         33.9
(6) Total qualifying capital
    (2)+(3)+(4)-(5)                    5,312.1       486.0       624.4         4,826.0      4,687.7
(7) Risk-adjusted assets              44,646.1    (1,623.0)     (256.8)       46,269.2     44,903.0
---------------------------------------------------------------------------------------------------

[Non-Consolidated]                                          (in billions of yen except percentages)
---------------------------------------------------------------------------------------------------
                                     As of
                                 September 30,
                                    2003 (A)    Increase/   Increase/        As of          As of
                                 (Preliminary   (Decrease)  (Decrease)   September 30,    March 31,
                                     basis)      (A) - (B)  (A) - (C)       2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
(1) Risk-adjusted capital ratio          12.23%       2.08%       1.98%          10.14%       10.24%
(2) Tier 1 capital                     2,458.5       413.4       466.6         2,045.0      1,991.9
(3) Tier 2 capital includable
    as qualifying capital              2,229.0        213.9      260.4         2,015.0      1,968.5
   i)  The amount of unrealized
       gains on investment
       securities, includable
       as qualifying capital              71.0        71.0        71.0              --           --
  ii)  The amount of land
       revaluation excess
       includable as qualifying
       capital                           141.0        (8.6)       (7.9)          149.7        148.9

  iii) Subordinated debt                1,621.3       (8.0)       92.0         1,629.4      1,529.3
(4) Tier 3 capital includable
    as qualifying capital                 18.7       (11.2)       (4.6)           30.0         23.4
(5) Deductions from total
    qualifying capital                     5.0         0.3         0.3             4.7          4.6
(6) Total qualifying capital
    (2)+(3)+(4)-(5)                    4,701.2       615.8       722.0         4,085.4      3,979.2
(7) Risk-adjusted assets              38,436.9    (1,846.9)     (410.3)       40,283.8     38,847.2
---------------------------------------------------------------------------------------------------

                                       31

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

2  Loan Portfolio and Other

1. Risk-Monitored Loans
   (Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

                                                                               (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                    As of
                                  September     Increase/    Increase/      September      As of
                                     30,       (Decrease)    (Decrease)       30,         March 31,
                                  2003 (A)      (A) - (B)     (A) - (C)     2002 (B)      2003 (C)
   ------------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                        38,119       (44,191)      (15,589)       82,311        53,709
   ------------------------------------------------------------------------------------------------
   Past due loans                   686,154      (442,824)     (237,075)    1,128,978       923,229
   ------------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more         17,253         3,650          (825)       13,603        18,078
   ------------------------------------------------------------------------------------------------
   Restructured loans               701,501      (723,809)     (275,982)    1,425,310       977,483
   ------------------------------------------------------------------------------------------------
   Total                          1,443,028    (1,207,174)     (529,472)    2,650,203     1,972,501
---------------------------------------------------------------------------------------------------
   Amount of direct reduction       367,964      (346,507)      (47,295)      714,471       415,259
---------------------------------------------------------------------------------------------------
Loans and bills discounted       37,933,075      (209,726)     (735,501)   38,142,802    38,668,577
---------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
   ------------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                          0.10%        (0.11)%       (0.03)%        0.21%         0.13%
   ------------------------------------------------------------------------------------------------
   Past due loans                      1.80%        (1.15)%       (0.57)%        2.95%         2.38%
   ------------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more           0.04%         0.00%        (0.00)%        0.03%         0.04%
   ------------------------------------------------------------------------------------------------
   Restructured loans                  1.84%        (1.88)%       (0.67)%        3.73%         2.52%
   ------------------------------------------------------------------------------------------------
   Total                               3.80%        (3.14)%       (1.29)%        6.94%         5.10%
   ------------------------------------------------------------------------------------------------

[Non-Consolidated]

                                                                             (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                     As of
                                 September     Increase/     Increase/      September       As of
                                    30,        (Decrease)    (Decrease)        30,         March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)       2002 (B)      2003 (C)
   ------------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                        24,244       (38,318)      (23,108)       62,563        47,352
   ------------------------------------------------------------------------------------------------
   Past due loans                   584,840      (480,016)     (240,626)    1,064,857       825,467
   ------------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more         15,753         4,442        (1,331)       11,311        17,085
   ------------------------------------------------------------------------------------------------
   Restructured loans               699,002      (761,690)     (339,846)    1,460,693     1,038,848
   ------------------------------------------------------------------------------------------------
   Total                          1,323,841    (1,275,584)     (604,912)    2,599,425     1,928,753
---------------------------------------------------------------------------------------------------
   Amount of direct reduction       318,047      (294,648)      (37,730)      612,696       355,778
---------------------------------------------------------------------------------------------------
Loans and bills discounted       34,260,461        97,015      (464,375)   34,163,445    34,724,836
---------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
   ------------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                          0.07%        (0.11)%       (0.06)%        0.18%         0.13%
   ------------------------------------------------------------------------------------------------
   Past due loans                      1.70%        (1.40)%       (0.67)%        3.11%         2.37%
   ------------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more           0.04%         0.01%        (0.00)%        0.03%         0.04%
   ------------------------------------------------------------------------------------------------
   Restructured loans                  2.04%        (2.23)%       (0.95)%        4.27%         2.99%
   ------------------------------------------------------------------------------------------------
   Total                               3.86%        (3.74)%       (1.69)%        7.60%         5.55%
   ------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

2. Classification of risk-monitored Loans

Classification by geographic area

[Consolidated]                                                                 (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                    As of
                                  September     Increase/     Increase/    September        As of
                                     30,       (Decrease)    (Decrease)        30,        March 31,
                                  2003 (A)      (A) - (B)     (A) - (C)     2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
Domestic*                         1,200,256    (1,141,811)     (436,155)    2,342,067     1,636,411
---------------------------------------------------------------------------------------------------
Overseas*                           242,772       (65,363)      (93,317)      308,136       336,090
   ------------------------------------------------------------------------------------------------
   Asia                              33,382       (37,755)      (23,328)       71,137        56,710
      ---------------------------------------------------------------------------------------------
      Indonesia                       9,916       (15,216)       (2,515)       25,133        12,431
      Thailand                        7,462       (18,913)       (3,417)       26,375        10,879
      Hong Kong                       6,643         4,061        (6,421)        2,581        13,064
      Other                           9,360        (7,687)      (10,975)       17,047        20,335
   ------------------------------------------------------------------------------------------------
   United States of America         140,913        14,137       (34,933)      126,775       175,847
   Other                             68,477       (41,745)      (35,055)      110,222       103,532
---------------------------------------------------------------------------------------------------
Total                             1,443,028    (1,207,174)     (529,472)    2,650,203     1,972,501
---------------------------------------------------------------------------------------------------

Note:* "Domestic" and "Overseas" are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Consolidated]                                                                 (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                    As of
                                  September     Increase/     Increase/    September        As of
                                     30,       (Decrease)    (Decrease)       30,         March 31,
                                  2003 (A)     (A) - (B)      (A) - (C)     2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
Domestic*                         1,200,256    (1,141,811)     (436,155)    2,342,067     1,636,411
   ------------------------------------------------------------------------------------------------
   Manufacturing                    110,318      (205,227)      (92,776)      315,546       203,095
   Construction                      94,854      (100,663)      (24,080)      195,518       118,934
   Wholesale and Retail             292,514      (261,724)     (106,582)      554,239       399,097
   Banks and other financial
   institutions                       9,749       (48,766)       (7,337)       58,516        17,087
   Real estate                      323,498      (308,700)     (112,739)      632,198       436,237
   Services                         106,578      (169,663)      (67,206)      276,241       173,784
   Other industries                  48,194       (25,111)      (21,806)       73,305        70,001
   Consumer                         214,546       (21,954)       (3,626)      236,501       218,172
---------------------------------------------------------------------------------------------------
Overseas*                           242,772       (65,363)      (93,317)      308,136       336,090
   ------------------------------------------------------------------------------------------------
   Banks and other financial
   institutions                       1,415        (7,639)       (4,707)        9,055         6,122
   Commercial and industrial        237,080       (55,879)      (86,555)      292,960       323,635
   Other                              4,276        (1,843)       (2,054)        6,120         6,331
---------------------------------------------------------------------------------------------------
Total                             1,443,028    (1,207,174)     (529,472)    2,650,203     1,972,501
---------------------------------------------------------------------------------------------------

Note:* "Domestic" and "Overseas" are classified by domicile of borrowers.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

3. Allowance for Loan Losses

[Consolidated]                                                                 (in millions of yen)
---------------------------------------------------------------------------------------------------
                                   As of                                      As of
                                  September     Increase/     Increase/     September      As of
                                     30,       (Decrease)    (Decrease)      30,          March 31,
                                  2003 (A)     (A) - (B)      (A) - (C)     2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
Allowance for loan losses           774,485      (348,058)     (241,779)    1,122,543     1,016,265
   ------------------------------------------------------------------------------------------------
   Formula allowance for loan
   losses                           544,549      (135,757)     (120,023)      680,307       664,572
   ------------------------------------------------------------------------------------------------
   Specific allowance for
   loan losses                      221,315      (207,157)     (117,825)      428,472       339,141
   ------------------------------------------------------------------------------------------------
   Allowance for loans to
   specific foreign borrowers         8,620        (5,143)       (3,930)       13,763        12,551
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Reserve for losses on real
estate-collateralized loans
sold                                     --        (1,687)           --         1,687            --
---------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                            (in millions of yen)
---------------------------------------------------------------------------------------------------
                                   As of                                      As of
                                  September     Increase/      Increase/    September      As of
                                     30,       (Decrease)    (Decrease)        30,        March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
Allowance for loan losses           579,522      (324,070)     (229,851)      903,592       809,374
   ------------------------------------------------------------------------------------------------
   Formula allowance for loan
   losses                           395,571      (120,828)     (110,995)      516,399       506,566
   ------------------------------------------------------------------------------------------------
   Specific allowance for
   loan losses                      175,330      (198,098)     (114,925)      373,429       290,256
   ------------------------------------------------------------------------------------------------
   Allowance for loans to
   specific foreign borrowers         8,620        (5,143)       (3,930)       13,763        12,551
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Reserve for financial
assistance to specific
borrowers                             1,371        (8,965)        1,371        10,336            --
---------------------------------------------------------------------------------------------------
Reserve for losses on real
estate-collateralized loans
sold                                     --        (1,687)           --         1,687            --
---------------------------------------------------------------------------------------------------

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]                                                                 (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                    As of
                                  September    Increase/     Increase/     September         As of
                                     30,       (Decrease)    (Decrease)      30,          March 31,
                                   2003 (A)     (A) - (B)    (A) - (C)      2002 (B)       2003 (C)
---------------------------------------------------------------------------------------------------
Allowance for loan losses (a)       774,485      (348,058)     (241,779)    1,122,543     1,016,265
---------------------------------------------------------------------------------------------------
Risk-monitored loans (b)          1,443,028    (1,207,174)     (529,472)    2,650,203     1,972,501
---------------------------------------------------------------------------------------------------
Coverage ratio (a)/(b)                53.67%        11.31%         2.14%        42.35%        51.52%
---------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                             (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                    As of
                                  September     Increase/    Increase/     September       As of
                                     30,       (Decrease)    (Decrease)       30,         March 31,
                                   2003 (A)    (A) - (B)      (A) - (C)    2002 (B)        2003 (C)
---------------------------------------------------------------------------------------------------
Allowance for loan losses (a)       579,522      (324,070)     (229,851)      903,592       809,374
---------------------------------------------------------------------------------------------------
Risk-monitored loans (b)          1,323,841    (1,275,584)     (604,912)    2,599,425     1,928,753
---------------------------------------------------------------------------------------------------
Coverage ratio (a)/(b)                43.77%         9.01%         1.81%        34.76%        41.96%
---------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

5. Disclosed Claims under the Financial Reconstruction Law (the "FRL")

[Non-Consolidated]                                                             (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                    As of
                                  September     Increase/    Increase/     September        As of
                                     30,       (Decrease)    (Decrease)       30,         March 31,
                                   2003 (A)     (A) - (B)     (A) - (C)     2002 (B)       2003 (C)
---------------------------------------------------------------------------------------------------
Claims to bankrupt and
 substantially bankrupt
 debtors                            123,943      (217,646)      (12,715)      341,590       136,659
---------------------------------------------------------------------------------------------------
Claims under high risk              506,108      (479,221)     (265,891)      985,329       772,000
---------------------------------------------------------------------------------------------------
Claims under close                  714,756      (757,248)     (341,177)    1,472,004     1,055,933
 observation
---------------------------------------------------------------------------------------------------
Total (1)                         1,344,808    (1,454,116)     (619,784)    2,798,925     1,964,593
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Normal claims                    37,302,689       419,124       (97,679)   36,883,565    37,400,369
---------------------------------------------------------------------------------------------------

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Non-Consolidated]                                                             (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                    As of
                                  September     Increase/    Increase/     September        As of
                                     30,       (Decrease)    (Decrease)       30,         March 31,
                                   2003 (A)     (A) - (B)     (A) - (C)     2002 (B)       2003 (C)
---------------------------------------------------------------------------------------------------
Secured coverage amount (2)         989,854    (1,135,730)     (475,830)    2,125,585     1,465,684
   ------------------------------------------------------------------------------------------------
   Allowance for loan losses        305,806      (315,017)     (193,164)      620,824       498,971
   ------------------------------------------------------------------------------------------------
   Reserve for financial
   assistance to specific
   borrowers                             --            --            --            --            --
   ------------------------------------------------------------------------------------------------
   Collateral, guarantees,
    etc.                            684,047      (820,713)     (282,665)    1,504,760       966,712
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Secured coverage ratio
 (2)/(1)                              73.60%        (2.33)%       (0.99)%       75.94%        74.60%
---------------------------------------------------------------------------------------------------

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated]                                                                  (in millions of yen)
--------------------------------------------------------------------------------------------------------
                                                   Reserve for
                                                   financial    Collectable
                                                   assistance   amount by       Coverage      Coverage
                                       Allowance   to specific  collateralized  ratio         ratio
                         Disclosed     for loan    borrowers    and guaranteed  [(B)+(C)]     [(B)+(C)]+
    Category             amount (A)    losses (B)  (C)          loans (D)       / [(A)-(D)]   (D)] / (A)
--------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt       123,943        9,119           --         114,824       100.00%      100.00%
debtors                     [136,659]     [11,460]          --        [125,198]     [100.00%]    [100.00%]
--------------------------------------------------------------------------------------------------------
Claims under high risk       506,108      160,838           --         274,972        69.58%       86.11%
                            [772,000]    [267,551]          --        [364,388]      [65.63%]     [81.85%]
--------------------------------------------------------------------------------------------------------
Claims under close           714,756      135,849           --         294,251        32.30%       60.17%
observation               [1,055,933]    [219,959]          --        [477,126]      [38.00%]     [66.01%]
--------------------------------------------------------------------------------------------------------
Sub total (1)              1,344,808      305,806           --         684,047        46.28%       73.60%
                          [1,964,593]    [498,971]          --        [966,712]      [50.00%]     [74.60%]
--------------------------------------------------------------------------------------------------------
Normal claims             37,302,689
                         [37,400,369]
--------------------------------------------------------------------------------------------------------
Total (2)                 38,647,498
                         [39,364,962]
--------------------------------------------------------------------------------------------------------
Sub total (1) /                 3.47%
Total (2)                      [4.99%]
--------------------------------------------------------------------------------------------------------

Note: The upper figures are as of September 30, 2003. The lower figures with bracket are as of March 31, 2003.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

7. Progress in the Disposal of Problem Assets [Non-Consolidated]
   (excluding claims under close observation)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

                                                                                                   (in billions of yen)
------------------------------------------------------------------------------------------------------------------------
                                 As of     As of      As of      As of      As of       As of       As of
                              September  March 31,  September  March 31,  September   March 31,  September 30,  --------
                              30, 2000    2001       30, 2001    2002     30, 2002    2003 (a)    2003 (b)      (b) -(a)
------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt
debtors                           274.3      144.3      150.6      144.9      210.9        38.7           19.0     (19.6)
------------------------------------------------------------------------------------------------------------------------
Claims under high risk          1,053.5      944.9      758.4      538.4      193.6        13.5           10.3      (3.2)
------------------------------------------------------------------------------------------------------------------------
Total                           1,327.8    1,089.2      909.0      683.4      404.6        52.3           29.3     (22.9)
------------------------------------------------------------------------------------------------------------------------
                                                                                                       (A)          (B)

Progress in the disposal of problem assets

                                              (in billions of yen)
------------------------------------------------------------------
                                         First half of fiscal 2003
------------------------------------------------------------------
Disposition by  borrowers' liquidation                       (14.2)
------------------------------------------------------------------
Re-constructive disposition                                   (0.3)
------------------------------------------------------------------
Improvements in  financial status due
to re-constructive disposition                                  --
------------------------------------------------------------------
Loan sales to secondary market                                (0.6)
------------------------------------------------------------------
Charge-off                                                    (0.6)
------------------------------------------------------------------
Other                                                         (7.1)
   ---------------------------------------------------------------
   Collection of claims                                       (6.5)
   ---------------------------------------------------------------
   Improvements in financial
   status                                                     (0.5)
------------------------------------------------------------------
Total                                                        (22.9)(B)
------------------------------------------------------------------

Above (A) includes the following figures which facilitates the final disposal of problem loans.

                                              (in billions of yen)
------------------------------------------------------------------
                                         First half of fiscal 2003
------------------------------------------------------------------
Legal liquidation                                             (2.8)
------------------------------------------------------------------
Quasi-legal liquidation                                         --
------------------------------------------------------------------
Split-off of problem loans                                      --
------------------------------------------------------------------
Partial charge-off of smaller balance
loans                                                         (4.8)
------------------------------------------------------------------
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                                     --
------------------------------------------------------------------
Total                                                         (7.6)
------------------------------------------------------------------

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

                                                                                             (in billions of yen)
---------------------------------------------------------------------------------------------------------------------
                                    As of         As of        As of      As of      As of      As of
                                   March 31,  September 30,  March 31,  September  March 31,   September    ---------
                                    2001          2001         2002      30, 2002   2003 (a)   30, 2003 (b) (b) - (a)
---------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt debtors         106.8           98.3       94.3       44.0       18.6          17.8       (0.8)
---------------------------------------------------------------------------------------------------------------------
Claims under high risk                 635.3          575.4      447.4      269.3       72.5          49.1      (23.4)
---------------------------------------------------------------------------------------------------------------------
Total                                  742.2          673.7      541.8      313.3       91.2          67.0      (24.2)
---------------------------------------------------------------------------------------------------------------------
                                                                                                   (C)          (D)

Progress in the disposal of problem assets

                                              (in billions of yen)
------------------------------------------------------------------
                                         First half of fiscal 2003
------------------------------------------------------------------
Disposition by borrowers' liquidation                         (0.5)
------------------------------------------------------------------
Re-constructive disposition                                   (0.3)
------------------------------------------------------------------
Improvements in financial status due to
re-constructive disposition                                     --
------------------------------------------------------------------
Loan sales to secondary market                                (0.3)
------------------------------------------------------------------
Charge-off                                                    (0.7)
------------------------------------------------------------------
Other                                                        (22.3)
   ---------------------------------------------------------------
   Collection of claims                                      (14.1)
   ---------------------------------------------------------------
   Improvements in financial status                           (8.1)
------------------------------------------------------------------
Total                                                        (24.2)(D)
------------------------------------------------------------------

Above (C) includes the following figures which facilitates the final disposal of problem loans.

                                              (in billions of yen)
------------------------------------------------------------------
                                         First half of fiscal 2003
------------------------------------------------------------------
Legal liquidation                                             (0.7)
------------------------------------------------------------------
Quasi-legal liquidation                                         --
------------------------------------------------------------------
Split-off of problem loans                                      --
------------------------------------------------------------------
Partial charge-off of smaller balance
loans                                                        (15.1)
------------------------------------------------------------------
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                                     --
------------------------------------------------------------------
Total                                                        (15.8)
------------------------------------------------------------------

Note: The figures (2) to (6) as of March 31, 2003 have been revised. This is because figures of loans to individuals were allocated based on research when they caused. Those had been included collectively in (2) at March 31, 2003.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

                                                                                   (in billions of yen)
-------------------------------------------------------------------------------------------------------
                                                                                    As of
                                    As of       As of       As of       As of     September
                                  September   March 31,   September   March 31,      30,      ---------
                                   30, 2001     2002      30, 2002     2003 (a)    2003 (b)   (b) - (a)
-------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt debtors         27.1        25.6        26.4        17.8        11.4        (6.3)
-------------------------------------------------------------------------------------------------------
Claims under high risk                257.0       140.1        79.9        47.2        27.9       (19.3)
-------------------------------------------------------------------------------------------------------
Total                                 284.2       165.8       106.3        65.1        39.4       (25.6)
-------------------------------------------------------------------------------------------------------
                                                                                     (E)         (F)

Progress in the disposal of problem assets

                                   (in billions of yen)
-------------------------------------------------------
                                         First half of
                                          fiscal 2003
-------------------------------------------------------
Disposition by borrowers' liquidation              (0.1)
-------------------------------------------------------
Re-constructive disposition                        (3.9)
-------------------------------------------------------
Improvements in financial status
due to re-constructive disposition                   --
-------------------------------------------------------
Loan sales to secondary market                     (8.7)
-------------------------------------------------------
Charge-off                                         (2.2)
-------------------------------------------------------
Other                                             (10.6)
   ----------------------------------------------------
   Collection of claims                            (8.3)
   ----------------------------------------------------
   Improvements in financial status                (2.2)
-------------------------------------------------------
Total                                             (25.6)(F)
-------------------------------------------------------

Above (E) includes the following figures which facilitates the final disposal of problem loans.

                                         (in billions of yen)
-------------------------------------------------------------
                                               First half of
                                                fiscal 2003
-------------------------------------------------------------
Legal liquidation                                        (1.4)
-------------------------------------------------------------
Quasi-legal liquidation                                    --
-------------------------------------------------------------
Split-off of problem loans                                 --
-------------------------------------------------------------
Partial charge-off of smaller balance loans              (9.1)
-------------------------------------------------------------
Entrust through the managed trust method to
the Resolution and Collection Corporation                  --
-------------------------------------------------------------
Total                                                   (10.5)
-------------------------------------------------------------

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

                                                                            (in billions of yen)
------------------------------------------------------------------------------------------------
                                                                             As of
                                         As of       As of       As of     September
                                       March 31,   September   March 31,      30,      ---------
                                         2002      30, 2002     2003 (a)    2003 (b)   (b) - (a)
------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                            57.3        35.4        14.7        12.3        (2.3)
------------------------------------------------------------------------------------------------
Claims under high risk                     315.9       162.4       104.1        48.5       (55.6)
------------------------------------------------------------------------------------------------
Total                                      373.2       197.9       118.9        60.8       (58.0)
------------------------------------------------------------------------------------------------
                                                                              (G)         (H)

Progress in the disposal of problem assets
                                   (in billions of yen)
-------------------------------------------------------
                                         First half of
                                          fiscal 2003
-------------------------------------------------------
Disposition by borrowers' liquidation              (0.1)
-------------------------------------------------------
Re-constructive disposition                        (0.8)
-------------------------------------------------------
Improvements in financial status
due to re-constructive disposition                   --
-------------------------------------------------------
Loan sales to secondary market                     (5.7)
-------------------------------------------------------
Charge-off                                         (8.7)
-------------------------------------------------------
Other                                             (42.5)
   ----------------------------------------------------
   Collection of claims                           (17.1)
   ----------------------------------------------------
   Improvements in financial status               (25.3)
-------------------------------------------------------
Total                                             (58.0) (H)
-------------------------------------------------------

Above (G) includes the following figures which facilitates the final disposal of problem loans.

                                          (in billions of yen)
--------------------------------------------------------------
                                                First half of
                                                 fiscal 2003
--------------------------------------------------------------
Legal liquidation                                         (1.0)
--------------------------------------------------------------
Quasi-legal liquidation                                     --
--------------------------------------------------------------
Split-off of problem loans                                  --
--------------------------------------------------------------
Partial charge-off of smaller balance loans               (9.7)
--------------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection Corporation                --
--------------------------------------------------------------
Total                                                    (10.7)
--------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

                                                                                    (in billions of yen)
--------------------------------------------------------------------------------------------------------
                                               As of           As of           As of
                                           September 30,     March 31,     September 30,
                                                2002          2003 (a)        2003 (b)       (b) - (a)
--------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                                    24.6            19.8            16.7            (3.0)
--------------------------------------------------------------------------------------------------------
Claims under high risk                             279.9           143.5            82.7           (60.8)
--------------------------------------------------------------------------------------------------------
Total                                              304.5           163.3            99.5           (63.8)
--------------------------------------------------------------------------------------------------------
                                                                                (I)             (J)

Progress in the disposal of problem assets

                                    (in billions of yen)
--------------------------------------------------------
                                           First half of
                                            fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation               (2.0)
--------------------------------------------------------
Re-constructive disposition                         (4.4)
--------------------------------------------------------
Improvements in financial status due to
re-constructive disposition                           --
--------------------------------------------------------
Loan sales to secondary market                     (16.6)
--------------------------------------------------------
Charge-off                                          (6.6)
--------------------------------------------------------
Other                                              (34.1)
    ----------------------------------------------------
    Collection of claims                           (27.9)
    ----------------------------------------------------
    Improvements in financial status                (6.1)
--------------------------------------------------------
Total                                              (63.8)(J)
--------------------------------------------------------

Above (I) includes the following figures which facilitates the final disposal of problem loans.

                                    (in billions of yen)
--------------------------------------------------------
                                           First half of
                                            fiscal 2003
--------------------------------------------------------
Legal liquidation                                   (3.8)
--------------------------------------------------------
Quasi-legal liquidation                               --
--------------------------------------------------------
Split-off of problem loans                            --
--------------------------------------------------------
Partial charge-off of
smaller balance loans                               (8.5)
--------------------------------------------------------
Entrust through the managed trust
method to the Resolution and
Collection Corporation                                --
--------------------------------------------------------
Total                                              (12.4)
--------------------------------------------------------

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

                                                           (in billions of yen)
-------------------------------------------------------------------------------
                                         As of          As of
                                        March 31,   September 30,   -----------
                                        2003 (a)       2003 (b)      (b) - (a)
-------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                             26.7           32.0            5.2
-------------------------------------------------------------------------------
Claims under high risk                      390.7          169.1         (221.6)
-------------------------------------------------------------------------------
Total                                       417.5          201.2         (216.3)
-------------------------------------------------------------------------------
                                                         (K)            (L)

Progress in the disposal of problem assets

                                    (in billions of yen)
--------------------------------------------------------
                                           First half of
                                            fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation               (1.8)
--------------------------------------------------------
Re-constructive disposition                        (14.5)
--------------------------------------------------------
Improvements in financial status due to
re-constructive disposition                           --
--------------------------------------------------------
Loan sales to secondary market                     (40.7)
--------------------------------------------------------
Charge-off                                         (10.4)
--------------------------------------------------------
Other                                             (148.6)
   -----------------------------------------------------
   Collection of claims                            (56.0)
   -----------------------------------------------------
   Improvements in financial status                (92.5)
--------------------------------------------------------
Total                                             (216.3)(L)
--------------------------------------------------------

Above (K) includes the following figures which facilitates the final disposal of problem loans.

                                    (in billions of yen)
--------------------------------------------------------
                                           First half of
                                            fiscal 2003
--------------------------------------------------------
Legal liquidation                                   (9.6)
--------------------------------------------------------
Quasi-legal liquidation                               --
--------------------------------------------------------
Split-off of problem loans                            --
--------------------------------------------------------
Partial charge-off of
smaller balance loans                              (11.8)
--------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                              (21.5)
--------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

                                    (in billions of yen)
--------------------------------------------------------
                                               As of
                                           September 30,
                                                2003
--------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                                    14.3
--------------------------------------------------------
Claims under high risk                             118.2
--------------------------------------------------------
Total                                              132.5
--------------------------------------------------------

(8) Historical trend of problem assets based on the FRL

                                                                                                            (in billions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                            As of        As of        As of        As of        As of        As of        As of
                        September 30,  March 31,  September 30,  March 31,  September 30,  March 31,  September 30,   ----------
                             2000         2001         2001        2002          2002       2003 (a)     2003 (b)     (b) - (a)
--------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt
and substantially
bankrupt debtors                274.3      251.2          276.1      322.3          341.5      136.6          123.9        (12.7)
--------------------------------------------------------------------------------------------------------------------------------
Claims under high risk        1,053.5    1,580.2        1,590.9    1,442.0          985.3      772.0          506.1       (265.8)
--------------------------------------------------------------------------------------------------------------------------------
Total                         1,327.8    1,831.4        1,867.0    1,764.4        1,326.9      908.6          630.0       (278.6)
--------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

8. Classification of Loans by Type of Industry

(1) Loans by type of industry [Non-Consolidated]                                  (in millions of yen)
------------------------------------------------------------------------------------------------------
                               As of         Increase/     Increase/        As of              As of
                           September 30,    (Decrease)    (Decrease)    September 30,         March 31,
                              2003 (A)      (A) - (B)     (A) - (C)        2002 (B)           2003 (C)
------------------------------------------------------------------------------------------------------
Domestic offices
 (excluding loans booked
 at offshore markets)          29,780,340       803,560       123,409       28,976,779      29,656,931
   ---------------------------------------------------------------------------------------------------
   Manufacturing                4,169,487      (316,401)     (135,342)       4,485,888       4,304,829
   Agriculture                     12,322        (2,862)       (1,699)          15,184          14,021
   Forestry                         5,231           (53)          (94)           5,284           5,325
   Fishery                          2,574          (483)          (80)           3,057           2,654
   Mining                          35,271           851         1,822           34,420          33,449
   Construction                   864,648      (184,957)      (91,755)       1,049,605         956,403
   Utilities                      262,887        17,317        (2,660)         245,570         265,547
   Media and
    Communication                 645,286      (564,417)       (5,054)       1,209,703         650,340
   Wholesale and Retail         4,178,263      (506,213)     (223,892)       4,684,476       4,402,155
   Banks and other
    financial
    institutions                1,980,022      (127,218)       89,022        2,107,240       1,891,000
   Real estate                  3,441,213       (29,230)        9,920        3,470,443       3,431,293
   Services                     4,423,344       949,764       318,023        3,473,580       4,105,321
   Municipal government            31,121          (546)       (1,588)          31,667          32,709
   Other industries             9,728,671     1,568,008       166,786        8,160,662       9,561,885
------------------------------------------------------------------------------------------------------
Overseas offices and
 loans booked at
 offshore markets               4,480,120      (706,545)     (587,784)       5,186,665       5,067,905
------------------------------------------------------------------------------------------------------
      Total                    34,260,461        97,015      (464,375)      34,163,445      34,724,836
------------------------------------------------------------------------------------------------------

(2) Domestic consumer loans [Non-Consolidated]                                    (in millions of yen)
------------------------------------------------------------------------------------------------------
                               As of         Increase/     Increase/        As of            As of
                           September 30,    (Decrease)    (Decrease)    September 30,      March 31,
                              2003 (A)      (A) - (B)     (A) - (C)        2002 (B)         2003 (C)
------------------------------------------------------------------------------------------------------
Total domestic consumer
 loans                          7,712,440       698,155       513,126        7,014,285       7,199,314
   ---------------------------------------------------------------------------------------------------
   Housing loans                7,247,894       770,720       554,217        6,477,174       6,693,677
   ---------------------------------------------------------------------------------------------------
   Others                         464,546       (72,565)      (41,091)         537,111         505,637
------------------------------------------------------------------------------------------------------

(3) Domestic loans to small and medium-sized companies [Non-Consolidated]         (in millions of yen)
------------------------------------------------------------------------------------------------------
                               As of         Increase/     Increase/        As of            As of
                           September 30,    (Decrease)    (Decrease)    September 30,      March 31,
                              2003 (A)      (A) - (B)     (A) - (C)        2002 (B)         2003 (C)
------------------------------------------------------------------------------------------------------
Domestic loans to small
 and medium-sized
 companies                     17,455,345       182,669       254,455       17,272,676      17,200,890
------------------------------------------------------------------------------------------------------
Percentage to total                 58.61%        (0.99)%        0.61%           59.60%          57.99%
domestic loans
------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

9. Loans and Deposits [Non-Consolidated]

                                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------
                               As of         Increase/     Increase/        As of           As of
                           September 30,    (Decrease)    (Decrease)    September 30,     March 31,
                              2003 (A)      (A) - (B)     (A) - (C)        2002 (B)        2003 (C)
------------------------------------------------------------------------------------------------------
Deposits (ending               50,397,958     4,682,304     2,570,784       45,715,654      47,827,174
 balance)
------------------------------------------------------------------------------------------------------
Deposits (average              48,779,396     3,255,368     2,524,655       45,524,028      46,254,741
 balance)
------------------------------------------------------------------------------------------------------
Loans (ending balance)         34,260,461        97,015      (464,375)      34,163,445      34,724,836
------------------------------------------------------------------------------------------------------
Loans (average balance)        34,373,711      (191,423)     (444,682)      34,565,134      34,818,393
------------------------------------------------------------------------------------------------------

10. Domestic Deposits [Non-Consolidated]

                                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------
                               As of         Increase/     Increase/        As of           As of
                           September 30,    (Decrease)    (Decrease)    September 30,     March 31,
                              2003 (A)      (A) - (B)     (A) - (C)        2002 (B)        2003 (C)
------------------------------------------------------------------------------------------------------
   Individuals                 26,232,405     1,848,434       749,223       24,383,970      25,483,181
   ---------------------------------------------------------------------------------------------------
   Corporations and
    others                     17,919,481     1,957,265     1,075,122       15,962,215      16,844,358
   ---------------------------------------------------------------------------------------------------
Domestic deposits              44,151,886     3,805,700     1,824,346       40,346,185      42,327,540
------------------------------------------------------------------------------------------------------

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11. Number of Employees [Non-Consolidated]

------------------------------------------------------------------------------------------------------
                               As of         Increase/     Increase/        As of           As of
                           September 30,    (Decrease)    (Decrease)    September 30,     March 31,
                              2003 (A)      (A) - (B)     (A) - (C)        2002 (B)        2003 (C)
------------------------------------------------------------------------------------------------------
Number of Employees                15,062          (790)         (117)          15,852          15,179
------------------------------------------------------------------------------------------------------

12. Number of Offices [Non-Consolidated]

------------------------------------------------------------------------------------------------------
                               As of         Increase/     Increase/        As of            As of
                           September 30,    (Decrease)    (Decrease)    September 30,     March 31,
                              2003 (A)      (A) - (B)     (A) - (C)        2002 (B)        2003 (C)
------------------------------------------------------------------------------------------------------
Domestic :                            273           (14)           (9)             287             282
   ---------------------------------------------------------------------------------------------------
   Head office and
    Branches                          254            (9)           (6)             263             260
   Sub Branches &
    Agencies                           19            (5)           (3)              24              22
------------------------------------------------------------------------------------------------------
Overseas :                             73            (2)            1               75              72
   ---------------------------------------------------------------------------------------------------
   Branches                            42            (2)           --               44              42
   Sub - branches                      14            --             1               14              13
   Representative
    offices                            17            --            --               17              17
------------------------------------------------------------------------------------------------------
Total                                 346           (16)           (8)             362             354
------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

13. Status of Deferred Tax Assets [Non-Consolidated]

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]                                         (in billions of yen)
-------------------------------------------------------------------------------
                                                        Sep. 30, 2003
                                                              -----------------
                                                              vs. Mar. 31, 2003
-------------------------------------------------------------------------------
Deferred tax assets                                    874.0             (159.1)
----------------------------------------------------------------------------
   Allowance for loan losses                           291.9              (99.3)
   ----------------------------------------------------------------------------
   Write down of investment securities                  69.3               (0.4)
   ----------------------------------------------------------------------------
   Net operating loss carryforwards                    515.1              (12.3)
   ----------------------------------------------------------------------------
   Reserve for employees' retirement
    benefits                                            26.7               (7.2)
   ----------------------------------------------------------------------------
   Unrealized losses on securities
    available for sale                                    --             (112.1)
   ----------------------------------------------------------------------------
   Other                                                33.5               (4.3)
   ----------------------------------------------------------------------------
   Valuation allowance                                 (62.8)              76.6
   ----------------------------------------------------------------------------
Deferred tax liabilities                                87.2               72.5
   ----------------------------------------------------------------------------
   Gains on placing trust for retirement
    benefits                                             7.2                0.0
   ----------------------------------------------------------------------------
   Unrealized gains (losses) on securities
    available for sale                                  63.8               63.8
   ----------------------------------------------------------------------------
   Other                                                16.0                8.7
   ----------------------------------------------------------------------------
Net amount of deferred tax assets                      786.8             (231.7)
-------------------------------------------------------------------------------
[Consolidated]
-------------------------------------------------------------------------------
Net amount of  deferred tax                            715.2             (232.4)
 assets
-------------------------------------------------------------------------------

(2) Net Business Profits before Credit Costs and Taxable Income (Current Interim Fiscal Year)

[Non-Consolidated]                                         (in billions of yen)
-------------------------------------------------------------------------------
                                                              Interim FY 2003
-------------------------------------------------------------------------------
Net business profits before credit costs                                  235.0
-------------------------------------------------------------------------------
Credit related costs                                                     (110.7)
-------------------------------------------------------------------------------
Income before income taxes                                                385.9
-------------------------------------------------------------------------------
Reconciliation to taxable income                                         (321.5)
-------------------------------------------------------------------------------
Taxable Income                                                             64.4
-------------------------------------------------------------------------------

(3) Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Year)

[Non-Consolidated]                                         (in billions of yen)
-------------------------------------------------------------------------------
                                      1998    1999     2000     2001     2002
-------------------------------------------------------------------------------
Net business profits before
credit costs                          604.7   400.8    388.9    463.3     511.5
-------------------------------------------------------------------------------
Credit related costs                  889.5   504.5    554.0    484.8     341.0
-------------------------------------------------------------------------------
Income before income taxes             69.8   279.9   (225.3)  (317.4)   (287.3)
-------------------------------------------------------------------------------
Reconciliation to taxable income      178.6    82.1    393.0    137.3    (821.7)
-------------------------------------------------------------------------------
Taxable Income                        248.5   362.1    167.6   (180.0) (1,109.0)
-------------------------------------------------------------------------------

(4) Classification Based on Prior Year Operating Results As Provided in the JICPA Audit Committee Report No.66
        Although we recorded taxable income for six months ended September 30, 2003, we are classified as "4" described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years' future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]
        Our net operating loss carryforwards were incurred due to, among other things, the following: (i) we accelerated the final disposal of nonperforming loans in response to both the "Emerging Economic Package," which provided guidance to major banks to remove from their balance sheets claims to debtors classified as "likely to become bankrupt" or below, and the "Program for Financial Revival," which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the "Law Concerning Restriction, etc. of Banks' Shareholdings etc."

(5) Realizability of Deferred Tax Assets at September 30, 2003 (Assumptions)

                                                           (in billions of yen)
-------------------------------------------------------------------------------
                                                                Five year total
                                                                (2003 2nd half
                                                               to 2008 1st half)
-------------------------------------------------------------------------------
Net business profits (based on our business plan) (*1)                  3,630.0
-------------------------------------------------------------------------------
Net business profits (basis of realizability
 determination) (*2)                                                    3,170.0
-------------------------------------------------------------------------------
Income before income taxes (basis of realizability
 determination)                                                         1,950.0
-------------------------------------------------------------------------------
Taxable income before adjustments (basis of realizability
 determination) (*3)                                                    2,690.0
-------------------------------------------------------------------------------
Temporary difference + net operating loss carryforwards
 (for which deferred tax assets shall be recognized)                    2,188.0
-------------------------------------------------------------------------------
Deferred tax assets at September 30, 2003 (*4)                            874.0
-------------------------------------------------------------------------------

(*1) Before credit costs

(*2) Based on the scenario that current short-term interest rate level continues for the next five years

(*3) Before reversals of existing deductible temporary differences and net operating loss carryforwards

(*4) "Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)" described above X effective tax rate

(Reference) Assumptions for Business Plan
-------------------------------------------------------------------------------
                      FY 2003
                      2/nd/                                           FY 2008
                      half       2004     2005     2006    2007      1/st/ half
-------------------------------------------------------------------------------
S/T interest rate
 (3 m/s TIBOR)            0.1%     0.1%     0.6%     0.9%     0.8%          0.6%
-------------------------------------------------------------------------------
L/T interest rate
 (10 year JGB)            1.4%     1.3%     2.0%     2.5%     2.2%          2.1%
-------------------------------------------------------------------------------
Exchange rate
 (USD/Yen)            (Y) 120  (Y) 120  (Y) 120  (Y) 120  (Y) 120       (Y) 120
-------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

14. Employees' Retirement Benefits

Benefit obligation

[Non-Consolidated]                                         (in millions of yen)
===============================================================================
                                                                      As of
                                                                  September 30,
                                                                       2003
===============================================================================
Projected benefits obligation at beginning of
 the period                                       (A-B+C+D+G+J)         777,168
   ----------------------------------------------------------------------------
   Fair value of plan assets at beginning of the
    period                                        (A)                   506,153
   ----------------------------------------------------------------------------
   Prepaid pension cost at beginning of the
    period                                        (B)                    36,546
   ----------------------------------------------------------------------------
   Reserve for employees' retirement benefits at
    beginning of the period                       (C)                     6,687
   ----------------------------------------------------------------------------
   Unrecognized net obligation by the change of
    accounting policy at beginning of the period  (D)                    26,056
      -------------------------------------------------------------------------
      Amortization for the current period
       (Amortized period mainly 5 years)          (E)                     9,263
      -------------------------------------------------------------------------
      Unrecognized net obligation at end of the
       interim period                             (F)                    16,793
   ----------------------------------------------------------------------------
   Unrecognized prior service cost at beginning
    of the period                                 (G)                   (44,044)
      -------------------------------------------------------------------------
      Amortization for the current period
       (Amortized period mainly 10 years)         (H)                   (10,793)
      -------------------------------------------------------------------------
      Unrecognized prior service cost at end of
       the interim period                         (I)                   (33,250)
   ----------------------------------------------------------------------------
   Unrecognized net actuarial (gain) loss at
    beginning of the period                       (J)                   318,861
      -------------------------------------------------------------------------
      Amortization for the current  period
       (Amortized period mainly 10 years)         (K)                   100,020
      -------------------------------------------------------------------------
      Unrecognized net actuarial (gain) loss at
      end of the interim period                   (L)                   218,841
===============================================================================
   Net amount unrecognized at beginning of
    period                                        (M)(D+G+J)            300,873
-------------------------------------------------------------------------------
   Net amount amortized during the period         (N)(E+H+K)             98,489
-------------------------------------------------------------------------------
   Net amount unrecognized at end of period       (O)(M-N)              202,383
===============================================================================
Note: 1. Discount rate is 1.9%.

      2. With respect to the transfer of the substitutional portion of future pension obligations, the amortization of unrecognized amount due to application of the transitional measurement prescribed in the "Practical Guidelines for Accounting for Retirement Benefits (Interim Report)" are included in the net amount amortized during the period.

      3. The amount accrued during the period of unrecognized net actuarial loss is included in at beginning of the period.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

15. Earning Projections for the Fiscal Year Ending March 31, 2004

[Consolidated]                                             (in billions of yen)
-------------------------------------------------------------------------------
                           For the year ending       For the six months ended
                              March 31, 2004            September 30, 2003
-------------------------------------------------------------------------------
Ordinary income                          2,200.0                        1,083.7
-------------------------------------------------------------------------------
Ordinary Profit                            410.0                          206.1
-------------------------------------------------------------------------------
Net income                                 340.0                          236.6
-------------------------------------------------------------------------------

[Non-consolidated]                                         (in billions of yen)
-------------------------------------------------------------------------------
                           For the year ending       For the six months ended
                              March 31, 2004            September 30, 2003
-------------------------------------------------------------------------------
Ordinary income                          1,600.0                          776.7
-------------------------------------------------------------------------------
Ordinary profit                            285.0                          149.0
-------------------------------------------------------------------------------
Net income                                 310.0                          229.7
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Net business profits
 before provision for
 formula  allowance for
 loan losses                               465.0                          235.0
-------------------------------------------------------------------------------

                                                                            MTFG


--------------------------------------------------------------------------------
                     Selected Interim Financial Information
                               under Japanese GAAP
                    For the Fiscal Year Ending March 31, 2004
--------------------------------------------------------------------------------


                  The Mitsubishi Trust and Banking Corporation

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

                                   [Contents]

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2004

   1.  Consolidated Balance Sheets                                            45

   2.  Consolidated Statements of Operations                                  46

   3.  Consolidated Statement of Capital Surplus and Retained Earnings        47

   4.  Non-Consolidated Balance Sheets                                        48

   5.  Non-Consolidated Statements of Operations                              49

   6.  Notional principal or contract amount, market value and valuation
       gains (losses) on derivatives                                          50
                                                             [Consolidated]

   7.  Comparison of Statement of Trust Assets and Liabilities
                                         [Non-Consolidated], [Trust]          53

   8.  Financial Results                 [Consolidated], [Non-Consolidated]   56

   9.  Average interest rate spread      [Non-Consolidated]                   58

   10. Valuation Differences on Securities [Consolidated], [Non-Consolidated] 58
                                         [Trust]

   11. Risk-Adjusted Capital Ratio Based on the Standards of the BIS
                                         [Consolidated], [Non-Consolidated]   59

2  Loan Portfolio and Other

   1.  Risk-Monitored Loans     [Consolidated], [Non-Consolidated], [Trust]   60
                     [Consolidated and Trust], [Non-Consolidated and Trust]

   2.  Classification of Risk-Monitored Loans
                                         [Consolidated and Trust]             62

   3.  Allowance for Loan Losses
                                [Consolidated], [Non-Consolidated], [Trust]   63

   4.  Coverage Ratio against Risk-Monitored Loans
                                         [Consolidated], [Non-Consolidated]   63

   5.  Disclosed Claims under the Financial Reconstruction Law (the"FRL")
                                         [Non-Consolidated], [Trust]          64
                                         [Non-Consolidated and Trust]

   6.  Status of Secured Coverage on Disclosed Claims under the FRL
                                         [Non-Consolidated], [Trust]          65
                                         [Non-Consolidated and Trust]

   7.  Progress in the Disposal of Problem Assets
                                         [Non-Consolidated and Trust]         67

   8.  Classification of Loans by Type of Industry
                                         [Non-Consolidated], [Trust]          71
                                         [Non-Consolidated and Trust]

   9.  Loans and Deposits                [Non-Consolidated]                   74

   10. Domestic Deposits                 [Non-Consolidated]                   74

   11. Number of Employees               [Non-Consolidated]                   74

   12. Number of Offices                 [Non-Consolidated]                   74

   13. Status of Deferred Tax Assets     [Non-Consolidated]                   75

   14. Employees' Retirement Benefits    [Non-Consolidated]                   76

   15. Earning Projections for the Fiscal Year Ending March 31, 2004
                                         [Consolidated], [Non-Consolidated]   77

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2004

(Japanese GAAP)

   1.  Consolidated Balance Sheets

======================================================================================================================
                                                       As of September 30,      Increase/       As of       Increase/
                                                     2003(A)       2002(B)     (Decrease)     March 31,    (Decrease)
(in millions of yen)                                                            (A) - (B)      2003(C)      (A) - (C)
======================================================================================================================
Assets:
   Cash and due from banks                           1,085,451     1,170,607       (85,155)    1,333,630      (248,178)
   Call loans and bills bought                         112,953         6,130       106,463       256,132      (143,538)
   Receivables under securities borrowing
    transactions                                     1,931,532     1,921,949         9,582     1,535,155       396,376
   Commercial paper and other debt purchased            23,076        10,525        12,550        16,418         6,657
   Trading assets                                      376,341       425,935       (49,594)      350,573        25,767
   Money held in trust                                  10,142        14,434        (4,292)        9,675           466
   Investment securities                             6,038,108     7,233,595    (1,195,487)    7,577,895    (1,539,786)
   Allowance for losses on investment securities           (81)           --           (81)           --           (81)
   Loans and bills discounted                        8,499,575     8,822,563      (322,988)    8,287,748       211,826
   Foreign exchanges                                    12,925        15,677        (2,751)       19,228        (6,302)
   Other assets                                      1,082,852     1,268,260      (185,407)    1,143,264       (60,411)
   Premises and equipment                              176,130       189,159       (13,028)      184,212        (8,082)
   Deferred tax assets                                 271,981       246,427        25,554       353,929       (81,947)
   Deferred tax assets on land revaluation
    losses                                               1,803         4,984        (3,181)        1,593           209
   Customers' liabilities for acceptances and
    guarantees                                         358,941       444,140       (85,199)      410,230       (51,289)
   Allowance for loan losses                          (268,813)     (375,733)      106,920      (281,027)       12,214
----------------------------------------------------------------------------------------------------------------------
      Total assets                                  19,712,561    21,398,657    (1,686,096)   21,198,661    (1,486,100)
======================================================================================================================
Liabilities:
   Deposits                                         10,531,669    11,160,893      (629,223)   10,986,946      (455,277)
   Negotiable certificates of deposit                1,088,064     1,308,427      (220,363)    1,453,650      (365,586)
   Call money and bills sold                           477,683     1,217,863      (740,180)    1,125,546      (647,863)
   Payables under repurchase agreements                311,650        43,999       267,650       333,746       (22,095)
   Payables under securities lending
    transactions                                     2,939,215     2,393,839       545,376     2,601,972       337,243
   Commercial paper                                    422,000       540,000      (118,000)      451,000       (29,000)
   Trading liabilities                                  92,273       154,499       (62,225)      125,897       (33,623)
   Borrowed money                                      205,096       235,716       (30,619)      220,247       (15,150)
   Foreign exchanges                                    16,447        20,215        (3,768)       20,280        (3,833)
   Bonds and notes                                     388,900       345,400        43,500       358,600        30,300
   Due to trust account                              1,336,541     1,635,468      (298,927)    1,401,617       (65,076)
   Other liabilities                                   703,136     1,146,995      (443,858)    1,000,431      (297,294)
   Reserve for employees' bonuses                        3,817         4,008          (191)        4,418          (601)
   Reserve for employees' retirement benefits            1,884        15,088       (13,204)        9,261        (7,377)
   Reserve for losses on real
    estate-collateralized loans sold                        --           352          (352)           --            --
   Reserve for expenses related to EXPO 2005
    Japan                                                   39            --            39            19            20
   Deferred tax liabilities                                 78           281          (202)           51            26
   Deferred tax liabilities on land revaluation
    excess                                               1,699           190         1,509           196         1,503
   Acceptances and guarantees                          358,941       444,140       (85,199)      410,230       (51,289)
----------------------------------------------------------------------------------------------------------------------
      Total liabilities                             18,879,140    20,667,380    (1,788,240)   20,504,115    (1,624,974)
----------------------------------------------------------------------------------------------------------------------
Minority interest                                        3,815         2,841           974         2,951           864
----------------------------------------------------------------------------------------------------------------------
Shareholder's equity:
   Capital stock                                       324,279       305,143        19,135       324,279            --
   Capital surplus                                     274,752       255,617        19,135       274,752            --
   Retained earnings                                   155,191       173,276       (18,084)      102,888        52,302
   Land revaluation excess                                (302)       (7,699)        7,396        (2,071)        1,768
   Unrealized gains (losses) on securities
    available for sale                                  80,361         8,262        72,098        (3,228)       83,589
   Foreign currency translation adjustments             (4,676)       (6,165)        1,488        (5,025)          348
----------------------------------------------------------------------------------------------------------------------
      Total shareholder's equity                       829,605       728,435       101,169       691,594       138,010
----------------------------------------------------------------------------------------------------------------------
      Total liabilities, minority interest
       and shareholder's equity                     19,712,561    21,398,657    (1,686,096)   21,198,661    (1,486,100)
======================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

2. Consolidated Statements of Operations

===============================================================================
                                    For the six months    Increase/   For the
                                   ended September 30,   (Decrease)  year ended
                                   2003(A)    2002(B)    (A) - (B)     March
(in millions of yen)                                                  31, 2003
===============================================================================
Ordinary income:
   Trust fees                        27,829      38,575     (10,746)     82,927
   Interest income:                 160,205     184,728     (24,523)    367,962
      (Interest on loans and
       discounts)                    50,019      67,469     (17,450)    128,412
      (Interest and dividends on
       securities)                   85,527      76,099       9,428     166,982
   Fees and commissions              29,020      25,686       3,334      54,017
   Trading profits                    2,243       1,439         804       3,501
   Other business income             45,380      21,917      23,463      60,104
   Other ordinary income             22,694      20,923       1,770      41,098
-------------------------------------------------------------------------------
Total ordinary income               287,373     293,270      (5,896)    609,611
-------------------------------------------------------------------------------
Ordinary expenses:
   Interest expense:                 54,027      85,456     (31,428)    169,362
      (Interest on deposits)         17,719      29,638     (11,919)     55,466
   Fees and commissions               6,480       3,477       3,003       7,146
   Trading losses                        --          --          --         248
   Other business expenses           27,131      31,543      (4,411)     54,105
   General and administrative
    expenses                         90,349      87,934       2,414     179,737
   Other ordinary expenses           30,237     127,531     (97,293)    399,574
-------------------------------------------------------------------------------
Total ordinary expenses             208,226     335,943    (127,716)    810,175
-------------------------------------------------------------------------------
Ordinary profit (loss)               79,147     (42,672)    121,819    (200,564)
-------------------------------------------------------------------------------
Special gains                        13,210       9,070       4,140      12,754
Special losses                       18,009       3,326      14,682      10,412
-------------------------------------------------------------------------------
Income (loss) before income
 taxes and others                    74,348     (36,928)    111,277    (198,221)
-------------------------------------------------------------------------------
Income taxes-current                (19,007)      1,104     (20,111)      3,989
Income taxes-refund                      --       3,284      (3,284)      3,839
Income taxes-deferred                28,658      (1,920)     30,578    (100,783)
Minority interest                       728        (297)      1,025        (219)
-------------------------------------------------------------------------------
Net income (loss)                    63,969     (32,530)     96,500     (97,369)
===============================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

3. Consolidated Statement of Capital Surplus and Retained Earnings

==============================================================================
                               As of September 30,      Increase/     As of
                               2003(A)      2002(B)    (Decrease)    March 31,
(in millions of yen)                                    (A) - (B)    2003(C)
==============================================================================
Balance of capital surplus
 at beginning of fiscal year    274,752      255,617       19,135      255,617
Increase:                            --           --           --       19,135
   Issuance of common stock
    due to capital increase          --           --           --       19,135
------------------------------------------------------------------------------
Balance of capital surplus
 at end of fiscal year          274,752      255,617       19,135      274,752
------------------------------------------------------------------------------
Balance of retained earnings
 at beginning of fiscal year    102,888      210,676     (107,787)     210,676
Increase:                        63,969           --       63,969           --
   Net income                    63,969           --       63,969           --
Decrease:                       (11,666)     (37,400)      25,733     (107,787)
   Net loss                          --      (32,530)      32,530      (97,369)
   Cash dividends                (9,898)      (4,683)      (5,214)      (4,683)
   Reduction in land
    revaluation excess           (1,768)          (1)      (1,766)      (5,551)
   Decrease in companies
    accounted for by the
    equity method                    --         (184)         184         (184)
------------------------------------------------------------------------------
Balance of retained earnings
 at end of fiscal year          155,191      173,276      (18,084)     102,888
==============================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

======================================================================================================================
                                                      As of September 30,       Increase/       As of       Increase/
                                                     2003(A)       2002(B)      (Decrease)    March 31,     (Decrease)
(in millions of yen)                                                            (A) - (B)      2003(C)      (A) - (C)
======================================================================================================================
Assets:
   Cash and due from banks                             813,957     1,076,636      (262,678)    1,191,315      (377,357)
   Call loans                                          112,593         6,130       106,463       256,132      (143,538)
   Receivables under securities borrowing
    transactions                                     1,117,283     1,357,685      (240,402)      983,156       134,126
   Commercial paper and other debt purchased            23,076        10,525        12,550        16,418         6,657
   Trading assets                                      376,341       425,935       (49,594)      350,573        25,767
   Money held in trust                                  10,142        14,434        (4,292)        9,675           466
   Investment securities                             6,044,696     7,248,550    (1,203,854)    7,589,206    (1,544,510)
   Allowance for losses on investment securities          (403)           --          (403)         (157)         (245)
   Loans and bills discounted                        8,477,601     8,792,477      (314,875)    8,261,722       215,878
   Foreign exchanges                                    12,947        15,677        (2,729)       19,268        (6,321)
   Other assets                                      1,074,053     1,260,854      (186,800)    1,136,410       (62,356)
   Premises and equipment                              152,153       163,399       (11,246)      159,504        (7,350)
   Deferred tax assets                                 271,086       245,779        25,307       354,317       (83,230)
   Deferred tax assets on land revaluation
   losses                                                1,803         4,984        (3,181)        1,593           209
   Customers' liabilities for acceptances
    and guarantees                                     370,664       435,384       (64,720)      409,773       (39,109)
   Allowance for loan losses                          (268,350)     (370,118)      101,768      (278,996)       10,646
----------------------------------------------------------------------------------------------------------------------
      Total assets                                  18,589,647    20,688,337    (2,098,689)   20,459,916    (1,870,268)
======================================================================================================================
Liabilities:
   Deposits                                         10,511,433    11,166,422      (654,989)   11,143,611      (632,178)
   Negotiable certificates of deposit                1,088,064     1,308,427      (220,363)    1,453,650      (365,586)
   Call money                                          369,583       715,863      (346,280)      652,346      (282,763)
   Payables under repurchase agreements                311,650        43,999       267,650       333,746       (22,095)
   Payables under securities lending
    transactions                                     1,893,685     1,732,065       161,619     1,769,364       124,320
   Bills sold                                          108,100       502,000      (393,900)      473,200      (365,100)
   Commercial paper                                    422,000       540,000      (118,000)      451,000       (29,000)
   Trading liabilities                                  92,273       154,499       (62,225)      125,897       (33,623)
   Borrowed money                                      325,009       358,340       (33,330)      341,545       (16,536)
   Foreign exchanges                                    16,449        22,473        (6,023)       20,291        (3,841)
   Bonds and notes                                     242,800       195,100        47,700       212,000        30,800
   Due to trust account                              1,336,541     1,635,468      (298,927)    1,401,617       (65,076)
   Other liabilities                                   673,769     1,129,834      (456,064)      970,310      (296,541)
   Reserve for employees' bonuses                        3,119         3,754          (634)        3,629          (509)
   Reserve for employees' retirement benefits              859        14,062       (13,203)        8,250        (7,391)
   Reserve for losses on real
    estate-collateralized loans sold                        --           352          (352)           --            --
   Reserve for financial assistance to specific
    borrowers                                               --           250          (250)          531          (531)
   Reserve for expenses related to EXPO 2005
    Japan                                                   39            --            39            19            20
   Acceptances and guarantees                          370,664       435,384       (64,720)      409,773       (39,109)
----------------------------------------------------------------------------------------------------------------------
      Total liabilities                             17,766,042    19,958,299    (2,192,256)   19,770,787    (2,004,744)
----------------------------------------------------------------------------------------------------------------------
Shareholder's equity:
   Capital stock                                       324,279       305,143        19,135       324,279            --
   Capital surplus                                     274,752       255,617        19,135       274,752            --
      Capital reserve                                  274,752       255,617        19,135       274,752            --
   Retained earnings                                   147,247       169,181       (21,934)       95,871        51,375
      Revenue reserve                                   49,409        47,429         1,980        47,429         1,980
      Voluntary reserves                                19,207       139,208      (120,000)      139,208      (120,000)
      Unappropriated profit                             78,630       (17,456)       96,086       (90,766)      169,396
         Net income                                     60,965       (27,558)       88,524       (95,327)      156,293
   Land revaluation excess                              (2,649)       (7,961)        5,311        (2,342)         (307)
   Unrealized gains (losses) on securities
    available for sale                                  79,976         8,056        71,919        (3,431)       83,408
----------------------------------------------------------------------------------------------------------------------
      Total shareholder's equity                       823,604       730,037        93,567       689,128       134,476
----------------------------------------------------------------------------------------------------------------------
      Total liabilities, minority interest
       and shareholder's equity                     18,589,647    20,688,337    (2,098,689)   20,459,916    (1,870,268)
======================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

====================================================================================================
                                                     For the six months       Increase/    For the
                                                     ended September 30,     (Decrease)   year ended
                                                     2003(A)      2002(B)     (A) - (B)    March 31,
(in millions of yen)                                                                        2003
====================================================================================================
Ordinary income:
   Trust fees                                          27,829       38,575      (10,746)      82,927
   Interest income:                                   150,440      174,700      (24,259)     347,379
      (Interest on loans and discounts)                49,081       66,365      (17,283)     126,167
      (Interest and dividends on securities)           84,975       75,528        9,446      165,780
   Fees and commissions                                25,206       22,998        2,207       47,689
   Trading profits                                      1,109          771          338        1,947
   Other business income                               45,549       21,831       23,718       60,514
   Other ordinary income                               20,535       18,868        1,667       33,384
----------------------------------------------------------------------------------------------------
Total ordinary income                                 270,671      277,746       (7,074)     573,842
----------------------------------------------------------------------------------------------------
Ordinary expenses:
   Interest expense:                                   47,133       77,456      (30,322)     153,224
      (Interest on deposits)                           18,660       30,086      (11,426)      57,360
   Fees and commissions                                 6,726        4,019        2,707        9,534
   Trading losses                                          --           --           --          248
   Other business expenses                             26,090       30,353       (4,262)      50,999
   General and administrative expenses                 85,172       83,824        1,347      166,652
   Other ordinary expenses                             30,778      123,196      (92,418)     397,702
----------------------------------------------------------------------------------------------------
Total ordinary expenses                               195,902      318,850     (122,947)     778,362
----------------------------------------------------------------------------------------------------
Ordinary profit (loss)                                 74,769      (41,104)     115,873     (204,519)
----------------------------------------------------------------------------------------------------
Special gains                                          13,319       12,517          802       15,622
Special losses                                         17,413        3,311       14,101        9,062
----------------------------------------------------------------------------------------------------
Income (loss) before income taxes and others           70,675      (31,898)     102,573     (197,958)
----------------------------------------------------------------------------------------------------
Income taxes-current                                  (18,896)         138      (19,035)       2,121
Income taxes-refund                                        --        3,210       (3,210)       3,459
Income taxes-deferred                                  28,606       (1,267)      29,873     (101,293)
----------------------------------------------------------------------------------------------------
Net income (loss)                                      60,965      (27,558)      88,524      (95,327)
----------------------------------------------------------------------------------------------------
Unappropriated retained earnings brought forward       17,356       10,104        7,252       10,104
Reduction in land revaluation excess                      307           (1)         309       (5,542)
Unappropriated retained earnings                       78,630      (17,456)      96,086      (90,766)
====================================================================================================

                                       49

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

6. Notional principal or contract amount, market value and valuation gains(losses) on derivatives

a. Interest rate-related transactions

                                                        (in millions of yen)
----------------------------------------------------------------------------
                                    As of September 30, 2003
                      ------------------------------------------------------
                         Notional
                        principal or                         Valuation gains
                      contract amount      Market value         (losses)
----------------------------------------------------------------------------
Exchange-traded
   -------------------------------------------------------------------------
   Futures                    514,086               210                  196
   -------------------------------------------------------------------------
   Options                         --                --                   --
----------------------------------------------------------------------------
Over-the-counter
   -------------------------------------------------------------------------
   FRAs                            --                --                   --
   -------------------------------------------------------------------------
   Swaps                   16,440,719            48,015               17,768
   -------------------------------------------------------------------------
   Options                         --                --                   --
   -------------------------------------------------------------------------
   Caps/Floors                410,678                 2                 (112)
   -------------------------------------------------------------------------
   Others                     748,647               122                 (256)
----------------------------------------------------------------------------
Total                                            48,350               17,595
----------------------------------------------------------------------------
Note:Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

b. Foreign exchange-related transactions

                                                        (in millions of yen)
----------------------------------------------------------------------------
                                    As of September 30, 2003
                      ------------------------------------------------------
                         Notional
                         principal                           Valuation gains
                          amount           Market value          (losses)
----------------------------------------------------------------------------
Exchange-traded
   -------------------------------------------------------------------------
   Futures                         --                --                   --
   -------------------------------------------------------------------------
   Options                         --                --                   --
----------------------------------------------------------------------------
Over-the-counter
   -------------------------------------------------------------------------
   Swaps                      109,301                40                   40
   -------------------------------------------------------------------------
   Forward contracts        6,098,678             3,466                3,466
   -------------------------------------------------------------------------
   Options                    321,770              (503)              (1,159)
   -------------------------------------------------------------------------
   Options                         --                --                   --
----------------------------------------------------------------------------
Total                                             3,002                2,346
----------------------------------------------------------------------------
Notes:1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

      2. Forward exchange contracts and currency options are included in the above table from this interim fiscal year.

      3. Currency swaps which are accounted for by an accrual basis are not included in the above table.

c. Equity-related transactions : N/A

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

d. Bond-related transactions

                                                       (in millions of yen)
---------------------------------------------------------------------------
                                 As of September 30, 2003
                   --------------------------------------------------------
                        Notional
                     principal or                           Valuation gains
                   contract amount       Market value           (losses)
---------------------------------------------------------------------------
Exchange-traded
   ------------------------------------------------------------------------
   Futures                  44,039             (1,229)               (1,229)
   ------------------------------------------------------------------------
   Options                      --                 --                    --
---------------------------------------------------------------------------
Over-the-counter
   ------------------------------------------------------------------------
   Options                      --                 --                    --
   ------------------------------------------------------------------------
   Others                       --                 --                    --
---------------------------------------------------------------------------
Total                                          (1,229)               (1,229)
---------------------------------------------------------------------------
Note:Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

e. Commodity-related transactions : N/A

f. Credit derivatives

                                                       (in millions of yen)
---------------------------------------------------------------------------
                                 As of September 30, 2003
                   --------------------------------------------------------
                        Notional
                     principal or
                   contract amount       Market value       Valuation gains
---------------------------------------------------------------------------
Over-the-counter
---------------------------------------------------------------------------
   Credit default
   options                  11,452                 13                    13
   ------------------------------------------------------------------------
   Others                       --                 --                    --
---------------------------------------------------------------------------
Total                                              13                    13
---------------------------------------------------------------------------
Note:Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

[Reference]

1. Derivatives qualified for hedge-accounting [Consolidated]

                                          (in billions of yen)
--------------------------------------------------------------
                                 As of September 30, 2003
                             ---------------------------------
                             Notional principal
                                or contract
                                  amount          Market value
--------------------------------------------------------------
Interest rate futures                        --             --
--------------------------------------------------------------
Interest rate swaps                     5,988.3           (4.6)
--------------------------------------------------------------
Currency swaps                          2,140.3           69.4
--------------------------------------------------------------
Other interest rate-related
transactions                                 --             --
--------------------------------------------------------------
Others                                       --             --
--------------------------------------------------------------
Total                                                     64.8
--------------------------------------------------------------
Note : Derivatives which are accounted for on an accrual basis based on
      "Accounting standard for financial instruments" are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

                                                            (in billions of yen)
--------------------------------------------------------------------------------
                                      As of September 30, 2003
                     -----------------------------------------------------------
                                        Due after 1
                      Due within       year through     Due after 5
                        1 year           5 years           years          Total
--------------------------------------------------------------------------------
Receive-fix/pay-
floater                    1,337.5          3,784.3           115.2      5,237.0
--------------------------------------------------------------------------------
Receive
floater/pay-fix               66.0            508.4           175.2        749.7
--------------------------------------------------------------------------------
Receive
floater/pay-floater            1.5               --              --          1.5
--------------------------------------------------------------------------------
Total                      1,405.1          4,292.7           290.4      5,988.3
--------------------------------------------------------------------------------

2. Deferred gains(losses) [Consolidated]

                                               (in billions of yen)
-------------------------------------------------------------------
                             As of September 30, 2003
                    -----------------------------------------------
                                         Deferred        Net gains
                    Deferred gains        losses         (losses)
                         (A)               (B)           (A) - (B)
-------------------------------------------------------------------
Interest rate
futures                        0.1              0.0             0.0
-------------------------------------------------------------------
Interest rate
swaps                        169.9            169.3             0.6
-------------------------------------------------------------------
Currency swaps                 2.2              1.4             0.8
-------------------------------------------------------------------
Other interest
rate-related
transactions                    --              0.2            (0.2)
-------------------------------------------------------------------
Others                          --               --              --
-------------------------------------------------------------------
Total                        172.3            171.0             1.3
-------------------------------------------------------------------
Note : Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2003 are included in the above table.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

7. Comparison of Statement of Trust Assets and Liabilities

(1) Comparison of Statement of Trust Assets and Liabilities

The Mitsubishi Trust and Banking Corporation
===========================================================================================
                                                        Increase/      As of     Increase/
                                 As of September 30,    (Decrease)   March 31,   (Decrease)
(in millions of Yen)            2003(A)      2002(B)     (A) - (B)    2003(C)    (A) - (C)
===========================================================================================
Assets:
   Loans and bills
   discounted                     895,594    1,178,974    (283,379)   1,107,555    (211,961)
   Securities                   5,540,057    6,564,841  (1,024,784)   6,659,887  (1,119,829)
   Beneficiary rights           9,074,428    8,349,373     725,054    8,988,740      85,687
   Securities held in
   custody accounts             3,863,012    3,265,155     597,857    3,205,694     657,317
   Money claims                 3,447,631    2,336,357   1,111,274    2,926,071     521,560
   Premises and equipment       1,862,032    1,233,730     628,302    1,532,783     329,249
   Lease rights                    23,791       21,911       1,880       21,819       1,972
   Other claims                 1,807,968    1,291,966     516,002      973,227     834,740
   Call loans                     341,520      266,061      75,458      294,567      46,952
   Due from banking account     1,336,541    1,635,468    (298,927)   1,401,617     (65,076)
   Cash and due from banks      1,480,557    1,665,996    (185,439)   1,484,012      (3,455)
-------------------------------------------------------------------------------------------
   Total assets                29,673,137   27,809,837   1,863,299   28,595,978   1,077,158
===========================================================================================
Liabilities:
   Money trusts                 6,731,357    7,937,889  (1,206,531)   7,989,136  (1,257,778)
   Pension trusts                  81,877       92,413     (10,536)      73,937       7,940
   Property formation
   benefit trusts                  12,344       12,125         218       12,174         169
   Loan trusts                    945,709    1,397,152    (451,442)   1,128,339    (182,629)
   Investment trusts            8,835,970    8,192,101     643,869    8,758,551      77,419
   Money entrusted other
   than money trusts              295,772      240,944      54,827      231,072      64,699
   Securities trusts            7,377,662    6,189,907   1,187,754    5,689,577   1,688,084
   Money claim trusts           3,388,774    2,434,612     954,161    3,040,282     348,491
   Equipment trusts                    --          277        (277)         225        (225)
   Land and fixtures trusts       172,140      178,141      (6,000)     174,931      (2,790)
   Other trusts                 1,831,527    1,134,270     697,256    1,497,749     333,777
-------------------------------------------------------------------------------------------
   Total liabilities           29,673,137   27,809,837   1,863,299   28,595,978   1,077,158
===========================================================================================

Note:
   Joint trust assets under the management of other companies as of September 30, 2003 : 32,431,438 millions of yen as of September 30, 2002 : 33,949,606 millions of yen as of March 31, 2003 : 31,929,580 millions of yen

[Reference]
   Of the joint trust assets the management of other companies mentioned above Note, the balance at the end of the interim business period of fiscal
   2003 includes the trust assets of millions of yen which were entrusted to The Mitsubishi Trust and Banking Corporation and
   Master Trust assets of the Service-Shared Co-Trusteeship (here in after referred to as Trust Assets under Service-Shared Co-Trusteeship).
   The comparison of statement of trust assets and liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship is given on the next page.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

The Comparison of Statement of Trust Assets and Liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship

===========================================================================================
                                                        Increase/      As of     Increase/
                                 As of September 30,    (Decrease)   March 31,   (Decrease)
(in millions of Yen)            2003(A)      2002(B)     (A) - (B)    2003(C)    (A) - (C)
===========================================================================================
Assets:

   Loans and bills
   discounted                     895,594    1,178,974    (283,379)   1,107,555    (211,961)

   Securities                  25,983,180   27,469,641  (1,486,460)  26,349,274    (366,093)

   Beneficiary rights          10,171,247    8,363,011   1,808,235    9,806,748     364,499

   Securities held in
   custody accounts             3,863,703    3,265,826     597,876    3,206,357     657,346

   Money claims                 3,471,620    2,337,332   1,134,287    2,932,873     538,746

   Premises and equipment       1,862,032    1,233,730     628,302    1,532,783     329,249

   Lease rights                    23,791       21,911       1,880       21,819       1,972

   Other claims                 2,324,554    1,580,633     743,920    1,344,798     979,756

   Bills bought                        --        4,511      (4,511)          --          --

   Call loans                   1,275,194    1,566,679    (291,485)   1,069,204     205,989

   Due from banking account     1,733,142    1,856,944    (123,802)   1,732,451         690

   Cash and due from banks      1,804,849    1,981,810    (176,960)   1,706,589      98,260
-------------------------------------------------------------------------------------------
   Total assets                53,408,912   50,861,008   2,547,903   50,810,455   2,598,456
===========================================================================================
Liabilities:

   Money trusts                18,223,827   19,040,432    (816,605)  18,867,760    (643,933)

   Pension trusts               8,206,779    7,489,650     717,128    7,423,101     783,677

   Property formation
   benefit trusts                  12,344       12,125         218       12,174         169

   Loan trusts                    945,709    1,397,152    (451,442)   1,128,339    (182,629)

   Investment trusts            8,835,970    8,192,101     643,869    8,758,551      77,419

   Money entrusted other
   than money trusts            2,357,868    2,994,234    (636,365)   2,223,773     134,094

   Securities trusts            7,378,353    6,190,579   1,187,774    5,690,240   1,688,113

   Money claim trusts           3,388,774    2,434,612     954,161    3,040,282     348,491

   Equipment trusts                    --          277        (277)         225        (225)

   Land and fixtures trusts       172,140      178,141      (6,000)     174,931      (2,790)

   Other trusts                 3,887,143    2,931,701     955,441    3,491,074     396,069
-------------------------------------------------------------------------------------------
   Total liabilities           53,408,912   50,861,008   2,547,903   50,810,455   2,598,456
===========================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(2) Supplemental Data (As of September 30, 2003)

The component items of trusts with contracts for compensating the principal, including trusts for which the beneficiary interests are re-entrusted for investing in trust assets, are presented below.

Money trusts (Jointly operated designated money in trust)   (in millions of Yen)
--------------------------------------------------------------------------------
Assets:                                     Liabilities:
Loans and bills discounted        311,168   Principal                    961,844
Securities                        232,059   Reserve for possible
                                            loan losses                      926
Other                             419,697   Other                            154
--------------------------------------------------------------------------------
Total                             962,925   Total                        962,925
--------------------------------------------------------------------------------


Loan trusts
--------------------------------------------------------------------------------
Assets:                                     Liabilities:
Loans and bills discounted        451,885   Principal                  1,281,285
Securities                        188,133   Special reserve funds          7,283
Other                             655,750   Other                          7,200
--------------------------------------------------------------------------------
Total                           1,295,768   Total                      1,295,768
--------------------------------------------------------------------------------

(3) Financial Highlights [Non-Consolidated]

                                                                       (in millions of Yen)
===========================================================================================
                                                        Increase/      As of     Increase/
                                 As of September 30,    (Decrease)   March 31,   (Decrease)
(in millions of Yen)            2003(A)      2002(B)     (A) - (B)    2003(C)    (A) - (C)
===========================================================================================
Total funds                    38,988,158   40,414,211  (1,426,053)  40,028,638  (1,040,480)
   Deposits                    10,511,433   11,166,422    (654,989)  11,143,611    (632,178)
   Negotiable certificates
   of deposit                   1,088,064    1,308,427    (220,363)   1,453,650    (365,586)
   Money trusts                18,223,827   19,040,432    (816,605)  18,867,760    (643,933)
   Pension trusts               8,206,779    7,489,650     717,128    7,423,101     783,677
   Property formation
   benefit trusts                  12,344       12,125         218       12,174         169
   Loan trusts                    945,709    1,397,152    (451,442)   1,128,339    (182,629)

Loans and bills discounted      9,373,196    9,971,451    (598,255)   9,369,278       3,917
   Banking account              8,477,601    8,792,477    (314,875)   8,261,722     215,878
   Trust account                  895,594    1,178,974    (283,379)   1,107,555    (211,961)

Investment securities          32,027,877   34,718,192  (2,690,315)  33,938,480  (1,910,603)
===========================================================================================

Note:
     The balance at the end of the interim business period of fiscal 2003, trust accounts figures adding up trust assets and liabilities which were entrusted to The Mitsubishi Trust and Banking Corporation and Master Trust assets of the Service-Shared Co-Trusteeship.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

8. Financial Results (The Mitsubishi Trust and Banking Corporation and Consolidated Subsidiaries)

                                                           (in millions of yen)
===============================================================================
                                      Six months                   Six months
                                        ended        Increase/        ended
                                     September 30,   (Decrease)   September 30,
                                       2003 (A)      (A) - (B)       2002 (B)
===============================================================================
Gross profits                              177,049       25,157         151,891
(Gross ordinary profit before
 trust accounts charge-offs)               185,481       28,855        (156,626)
   ----------------------------------------------------------------------------
   Trust fees                               27,829      (10,746)         38,575
      -------------------------------------------------------------------------
      Credit costs for trust
       accounts (1)                         (8,432)      (3,697)         (4,735)
   ----------------------------------------------------------------------------
   Net interest income                     106,186        6,893          99,293
   ----------------------------------------------------------------------------
   Net fees and commissions                 22,539          331          22,208
   ----------------------------------------------------------------------------
   Net trading profits                       2,243          804           1,439
   ----------------------------------------------------------------------------
   Net other business income                18,249       27,875          (9,625)
      -------------------------------------------------------------------------
      Net gains(losses)on debt
      securities                            15,619       27,939         (12,320)
-------------------------------------------------------------------------------
General and administrative expenses         82,502         (390)         82,893
-------------------------------------------------------------------------------
Net business profits before
 credit costs for trust accounts
 and provision for formula
 allowance for loan losses*                102,979       29,245          73,733
-------------------------------------------------------------------------------
Provision for formula allowance
 for loan losses (2)                        (2,037)     (17,982)         15,945
-------------------------------------------------------------------------------
Net business profits**                      96,583       43,531          53,052
-------------------------------------------------------------------------------
Net non-recurring gains (losses)           (17,436)      78,288         (95,724)
   ----------------------------------------------------------------------------
   Credit related costs (3)                (11,478)       5,928         (17,407)
      -------------------------------------------------------------------------
      Losses on loan charge-offs            (2,882)       3,839          (6,721)
      -------------------------------------------------------------------------
      Provision for specific
       allowance for loan losses            (4,237)       1,233          (5,470)
      -------------------------------------------------------------------------
      Losses on sales of loans to
       the Resolution and Collection
       Corporation                             142        1,929          (1,787)
      -------------------------------------------------------------------------
      Provision for allowance for
       loans to specific foreign
       borrowers                               245         (349)            595
      -------------------------------------------------------------------------
      Other credit related costs            (4,746)        (722)         (4,023)
   ----------------------------------------------------------------------------
   Net gains (losses) on equity
    securities                               1,759       72,162         (70,402)
      -------------------------------------------------------------------------
      Gains on sales of equity
       securities                           17,025        1,258          15,767
      --------------------------------------------------------------------------
      Losses on sales of equity
       securities                          (13,297)      28,075         (41,373)
      -------------------------------------------------------------------------
      Losses on write down of equity
       securities                           (1,968)      42,828         (44,796)
   ----------------------------------------------------------------------------
   Equity in loss of affiliates               (871)       1,466         (2,338)
   ----------------------------------------------------------------------------
   Other                                    (6,845)      (1,269)         (5,576)
===============================================================================
Ordinary profit (loss)                      79,147      121,819         (42,672)
===============================================================================
Net special gains                           (4,798)     (10,542)          5,743
   ----------------------------------------------------------------------------
   Refund of enterprise taxes by
    the Tokyo Metropolitan
    Government                               9,840        9,840              --
   ----------------------------------------------------------------------------
   Gain on loans charged-off (4)             2,813       (2,476)          5,289
-------------------------------------------------------------------------------
Income (loss) before income taxes
 and others                                 74,348      111,277         (36,928)
-------------------------------------------------------------------------------
Income taxes-current                       (19,007)     (20,111)          1,104
-------------------------------------------------------------------------------
Income taxes-refund                             --       (3,284)          3,284
-------------------------------------------------------------------------------
Income taxes-deferred                       28,658       30,578          (1,920)
-------------------------------------------------------------------------------
Minority interest                              728        1,025            (297)
-------------------------------------------------------------------------------
Net income (loss)                           63,969       96,500         (32,530)
-------------------------------------------------------------------------------

Notes:

* Net business profit before credit costs for trust accounts and provision for formula allowance for loan losses
     = Consolidated net business profit + credit costs for trust accounts + provision for formula allowance for loan losses
** Net business profits = Net business profits of The Mitsubishi Trust and Banking Corporation + Other consolidated entities' gross profits
     - Other consolidated entities' general and administrative expenses - Other consolidated entities' provision for formula allowance for loan losses - Inter-company transactions.

(Reference)
-------------------------------------------------------------------------------
Total credit costs  (1)+(2)+(3)             17,873      (20,214)         38,088
-------------------------------------------------------------------------------
Total credit costs + Gain on loans
 charged-off (1)+(2)+(3)+(4)                15,060      (17,737)         32,798
-------------------------------------------------------------------------------
Number of consolidated subsidiaries             28           (2)             30
-------------------------------------------------------------------------------
Number of affiliated companies
 accounted for by the equity method             13           --              13
-------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

Financial Results (The Mitsubishi Trust and Banking Corporation)

                                                           (in millions of yen)
===============================================================================
                                      Six months                   Six months
                                        ended        Increase/        ended
                                     September 30,   (Decrease)   September 30,
                                       2003 (A)      (A) - (B)       2002 (B)
===============================================================================
Gross profits                              170,194       23,124         147,070
===============================================================================
(Gross ordinary profit before trust
 accounts charge-offs)*                    178,627       26,821        (151,805)
   ----------------------------------------------------------------------------
   Domestic gross profits                   98,234       (4,107)        102,341
      -------------------------------------------------------------------------
      Trust fees                            27,829      (10,746)         38,575
         ----------------------------------------------------------------------
         Trust fees before trust
          accounts charge-offs*             36,262       (7,048)        43,310
            -------------------------------------------------------------------
            Loan trusts and money
             trusts fees (Jointly
             operated designated
             money trusts before
             trust accounts
             charge-offs)*                  19,184       (6,317)         25,502
            -------------------------------------------------------------------
            Other trust fees                17,077         (731)         17,808
         ----------------------------------------------------------------------
         Credit costs for trust
          accounts** (1)                    (8,432)      (3,697)         (4,735)
            -------------------------------------------------------------------
            Losses on loan
             charge-offs                    (7,793)      (5,292)         (2,501)
            -------------------------------------------------------------------
            Other losses incurred
             from sales of loans              (639)       1,594          (2,234)
      -------------------------------------------------------------------------
      Net interest income                   48,323       (4,860)         53,183
      -------------------------------------------------------------------------
      Net fees and commissions              18,695         (168)         18,863
      -------------------------------------------------------------------------
      Net trading profits                    (574)       (2,157)          1,583
      -------------------------------------------------------------------------
      Net other business income              3,960       13,825          (9,864)
         ----------------------------------------------------------------------
         Net gains (losses) on debt
          securities                           593       10,743         (10,150)
   ----------------------------------------------------------------------------
   Non-domestic gross profits               71,960       27,231          44,728
      -------------------------------------------------------------------------
      Net interest income                   54,993       10,910          44,082
      -------------------------------------------------------------------------
      Net fees and commissions                (215)        (331)            115
      -------------------------------------------------------------------------
      Net trading profits                    1,684        2,496            (812)
      -------------------------------------------------------------------------
      Net other business income             15,498       14,155           1,343
         ----------------------------------------------------------------------
         Net gains (losses) on debt
         securities                         15,026       17,206          (2,180)
-------------------------------------------------------------------------------
General and administrative expenses         77,326       (1,456)         78,783
   ----------------------------------------------------------------------------
   Personnel expenses                       31,354       (4,773)         36,128
   ----------------------------------------------------------------------------
   Non-personnel expenses                   43,309        2,545          40,764
   ----------------------------------------------------------------------------
   Taxes                                     2,661          771           1,890
-------------------------------------------------------------------------------
Net business profits before credit
 costs for trust accounts and
 provision for formula allowance
 for loan losses*                          101,300       28,278          73,022
-------------------------------------------------------------------------------
Provision for formula allowance for
 loan losses(2)                             (2,111)     (18,631)         16,519
-------------------------------------------------------------------------------
Net business profits                        94,979       43,212          51,767
-------------------------------------------------------------------------------
Net non-recurring losses                   (20,210)      72,661         (92,871)
   ----------------------------------------------------------------------------
   Credit related costs (3)                (11,557)       3,350         (14,907)
      -------------------------------------------------------------------------
      Losses on loan charge-offs            (2,805)       3,591         (6,396)
      -------------------------------------------------------------------------
      Provision for specific
       allowance for loan  losses           (4,393)      (1,107)        (3,285)
      -------------------------------------------------------------------------
      Losses on sales of loans to
       the Resolution and Collection
       Corporation                             142        1,929          (1,787)
      -------------------------------------------------------------------------
      Provision for allowance for
      loans to specific foreign
      borrowers                                245         (349)            595
      -------------------------------------------------------------------------
      Other credit related costs            (4,746)        (712)         (4,033)
-------------------------------------------------------------------------------
   Net gains (losses) on equity
    securities                                 912       71,332         (70,420)
      -------------------------------------------------------------------------
      Gains on sales of equity
       securities                           17,022        1,307          15,715
      -------------------------------------------------------------------------
      Losses on sales of equity
       securities                          (13,297)      27,991         (41,288)
      -------------------------------------------------------------------------
      Losses on write down of
       equity securities                    (2,813)      42,033         (44,846)
   ----------------------------------------------------------------------------
   Others                                   (9,565)      (2,021)         (7,543)
===============================================================================
Ordinary profit (loss)                      74,769      115,873         (41,104)
===============================================================================
Net special gains (losses)                  (4,094)     (13,299)          9,205
   ----------------------------------------------------------------------------
   Net losses on sales of premises
    and equipment                           (3,692)      (2,963)           (728)
   ----------------------------------------------------------------------------
   Gain on loans charged-off (4)             2,743       (2,509)          5,252
   ----------------------------------------------------------------------------
   Amortization of net obligation
    at transition                           (2,570)          --          (2,570)
   ----------------------------------------------------------------------------
   Losses on placing financial
    assets to the trust for
    retirement benefits                    (10,946)     (10,946)             --
   ----------------------------------------------------------------------------
   Refund of enterprise taxes by
    the Tokyo Metropolitan Government        9,840        9,840              --
-------------------------------------------------------------------------------
Income (loss) before income taxes
 and others                                 70,675      102,573         (31,898)
-------------------------------------------------------------------------------
Income taxes-current                       (18,896)     (19,035)            138
-------------------------------------------------------------------------------
Income taxes refund                             --       (3,210)          3,210
-------------------------------------------------------------------------------
Income taxes-deferred                       28,606       29,873          (1,267)
===============================================================================
Net income (loss)                           60,965       88,524         (27,558)
===============================================================================
Notes:
* Amounts before credit costs for loans in trusts with contracts for compensating the principal
** Credit costs for loans in trusts with contracts for compensating the principal

-------------------------------------------------------------------------------
Total credit costs  (1)+(2)+(3)             17,878      (18,284)         36,162
-------------------------------------------------------------------------------
Total credit costs + Gain on loans
charged-off  (1)+(2)+(3)+(4)                15,134      (15,774)         30,909
-------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

9. Average interest rate spread

[Non-Consolidated]                                        (percentage per annum)
--------------------------------------------------------------------------------
                                         For the six months
                                               ended
                                              September30,           Increase/
                                        -----------------------      (Decrease)
                                          2003(A)      2002(B)       (A)- (B)
-------------------------------------------------------------------------------
Total average interest rate on
 interest-earning assets (a)                  1.65         2.00           (0.35)
   ----------------------------------------------------------------------------
   Average interest rate on
    Loans and bills discounted                1.19         1.50           (0.30)
   ----------------------------------------------------------------------------
   Average interest rate on
    Investment securities                     2.28         2.24            0.04
-------------------------------------------------------------------------------
Total average interest rate on
 interest-bearing liabilities (b)             0.51         0.89           (0.38)
   ----------------------------------------------------------------------------
   Average interest rate on
    Deposits                                  0.30         0.50           (0.19)
-------------------------------------------------------------------------------
Total average interest rate
 spread (a)-(b)                               1.13         1.10            0.02
-------------------------------------------------------------------------------

Average interest rate spread in domestic business segment:(percentage per annum)
--------------------------------------------------------------------------------
Total average interest rate on
 interest-earning assets (a)                  0.92         1.05           (0.13)
   -----------------------------------------------------------------------------
   Average interest rate on
    Loans and bills discounted                1.10         1.23           (0.13)
   -----------------------------------------------------------------------------
   Average interest rate on
    Investment securities                     0.92         0.94           (0.02)
--------------------------------------------------------------------------------
Total average interest rate on                0.18         0.28          (0.09)
 interest-bearing liabilities (b)
   -----------------------------------------------------------------------------
   Average interest rate on
    Deposits                                  0.14         0.21           (0.06)
--------------------------------------------------------------------------------
Total average interest rate
 spread (a)-(b)                               0.73         0.77           (0.03)
--------------------------------------------------------------------------------

10. Valuation Differences on Securities

(1) Valuation method of securities
--------------------------------------------------------------------------------
Trading           Market value (valuation differences are recorded as profits
securities        or loses)
--------------------------------------------------------------------------------
Debt securities   Amortized cost
being held to
maturity
--------------------------------------------------------------------------------
Securities        Market value (valuation differences are included in
available for     shareholders' equity, net of income taxes)
sale
--------------------------------------------------------------------------------

(Reference) Securities in money held in trust
--------------------------------------------------------------------------------
Trading purposes  Market value (valuation differences are recorded as profits or loses)

(2) Valuation differences
 [Consolidated]

                                                                         (in millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                 As of September 30,                As of September 30,          As of March 31,
                                        2003                               2002                        2003
                  ----------------------------------------------------------------------------------------------------
                  Valuation differences                          Valuation differences       Valuation differences
                                              ----------------            ----------------            ----------------
                            ----------------   Gains    Losses             Gains    Losses             Gains  Losses
                    (A)     (A)-(B)  (A)-(C)                      (B)                         (C)
----------------------------------------------------------------------------------------------------------------------
Debt securities
being held to
maturity             8,420   (5,416)  (5,598)   8,423        2    13,837   13,837       --    14,019   14,019       --
----------------------------------------------------------------------------------------------------------------------
Securities
available for
sale               135,667  121,664  138,398  199,952   64,285    14,002  268,201  254,198    (2,731) 207,233  209,964
   -------------------------------------------------------------------------------------------------------------------
   Domestic
   equity
   securities       46,804  192,873  190,684   89,617   42,812  (146,068)  68,617  214,685  (143,879)  20,982  164,862
   -------------------------------------------------------------------------------------------------------------------
   Domestic bonds   14,904  (33,306) (41,807)  17,076    2,172    48,210   48,469      259    56,711   56,922      210
   -------------------------------------------------------------------------------------------------------------------
   Other            73,958  (37,902) (10,478)  93,258   19,300   111,861  151,114   39,253    84,436  129,328   44,891
----------------------------------------------------------------------------------------------------------------------
Total              144,087  116,247  132,799  208,376   64,288    27,840  282,038  254,198    11,288  221,252  209,964
   -------------------------------------------------------------------------------------------------------------------
   Domestic
   equity
   securities       46,804  192,873  190,684   89,617   42,812  (146,068) 68,617   214,685  (143,879)  20,982  164,862
   -------------------------------------------------------------------------------------------------------------------
   Domestic bonds   21,312  (37,410) (46,826)  23,488    2,175    58,723   58,982      259    68,138   68,349      210
   -------------------------------------------------------------------------------------------------------------------
   Other            75,970  (39,215) (11,058)  95,270   19,300   115,185  154,438   39,253    87,029  131,920   44,891
----------------------------------------------------------------------------------------------------------------------


[Non-Consolidated]                                                                              (in millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                 As of September 30,                As of September 30,          As of March 31,
                                        2003                               2002                        2003
                  ----------------------------------------------------------------------------------------------------
                  Valuation differences                          Valuation differences       Valuation differences
                                              ----------------            ----------------            ----------------
                            ----------------   Gains    Losses             Gains    Losses             Gains  Losses
                    (A)     (A)-(B)  (A)-(C)                      (B)                         (C)
----------------------------------------------------------------------------------------------------------------------
Debt securities
 being held to
 maturity            7,912   (5,622)  (5,682)   7,915        2    13,535   13,535       --    13,595   13,595       --
----------------------------------------------------------------------------------------------------------------------
Securities
 available for
 sale              134,391  121,291  137,823  198,676   64,285   13,100   267,120  254,020    (3,431) 206,523  209,955
   -------------------------------------------------------------------------------------------------------------------
   Domestic
   equity
   securities       45,529  192,666  190,110   88,341   42,812  (147,137)  67,548  214,685  (144,581)  20,272  164,853
   -------------------------------------------------------------------------------------------------------------------
   Domestic bonds   14,904  (33,305) (41,807)  17,076    2,172    48,210   48,469      259    56,711   56,922      210
   -------------------------------------------------------------------------------------------------------------------
   Other            73,958  (38,069) (10,479)  93,258   19,300   112,027  151,102   39,075    84,437  129,328   44,890
----------------------------------------------------------------------------------------------------------------------
Total              142,303  115,668  132,140  206,592   64,288    26,635  280,655  254,020    10,163  220,118  209,955
   -------------------------------------------------------------------------------------------------------------------
   Domestic
   equity
   securities       45,529  192,666  190,110   88,341   42,812  (147,137)  67,548  214,685  (144,581)  20,272  164,853
   -------------------------------------------------------------------------------------------------------------------
   Domestic bonds   21,312  (37,410) (46,826)  23,488    2,175    58,723   58,982      259    68,138   68,349      210
   -------------------------------------------------------------------------------------------------------------------
   Other            75,462  (39,587) (11,143)  94,762   19,300   115,049  154,124   39,075    86,605  131,496   44,890
----------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(3) Market Value Information for Securities in Trusts with Contracts for Compensating the Principal Money Trusts (jointly operated designated money in trust)

    A. Market Value of Securities                        (in millions of yen)
-----------------------------------------------------------------------------
                              September 30, 2003
-----------------------------------------------------------------------------
  Trust Assets at interim period end      Market Value        Valuation Gains
-----------------------------------------------------------------------------
                             232,059           238,072                  6,013
-----------------------------------------------------------------------------
Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

       B. Valuation Gains of Derivative Transaction : 1,486 millions of yen

Loan Trusts

    A. Market Value of Securities                        (in millions of yen)
-----------------------------------------------------------------------------
                              September 30, 2003
-----------------------------------------------------------------------------
  Trust Assets at interim period end      Market Value        Valuation Gains
-----------------------------------------------------------------------------
                             188,133           207,254                 19,121
-----------------------------------------------------------------------------
Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

       B. Valuation Gains of Derivative Transaction : 12,927 millions of yen

11. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]                                         (in billions of yen except percentages)
----------------------------------------------------------------------------------------------
                                    As of
                                  September
                                     30,                                  As of
                                   2003 (A)    Increase/   Increase/    September      As of
                                 (Preliminary  (Decrease)  (Decrease)      30,       March 31,
                                    basis)     (A) - (B)    (A) - (C)    2002 (B)    2003 (C)
----------------------------------------------------------------------------------------------
(1) Risk-adjusted capital
    ratio                               14.13%       2.68%       2.13%       11.44%      12.00%
(2) Tier 1 capital                      747.2        16.8        60.4        730.4       686.7
(3) Tier 2 capital
    includable as qualifying
    capital                             676.6       115.3       120.0        561.2       556.5
   i)  The amount of unrealized
       gains on investment
       securities, includable
       as qualifying capital             61.0        54.7        61.0          6.3          --
   ii) The amount of land
       revaluation excess
       includable as qualifying
       capital                           (0.1)        5.4         1.3         (5.6)       (1.5)
   iii)Subordinated debt                492.7        72.6        61.7        420.0       431.0
(4) Deductions from total
    qualifying capital                    5.1         0.5       (0.8)          4.5         5.9
(5) Total qualifying capital
    (2)+(3)-(4)                       1,418.6       131.5       181.3      1,287.1     1,237.2
(6) Risk-adjusted assets             10,034.2    (1,207.7)     (272.9)    11,242.0    10,307.2
----------------------------------------------------------------------------------------------

[Non-Consolidated]                                     (in billions of yen except percentages)
----------------------------------------------------------------------------------------------
                                    As of
                                  September
                                     30,                                  As of
                                   2003 (A)    Increase/   Increase/    September      As of
                                 (Preliminary  (Decrease)  (Decrease)      30,       March 31,
                                    basis)     (A) - (B)    (A) - (C)    2002 (B)    2003 (C)
----------------------------------------------------------------------------------------------
(1) Risk-adjusted capital               14.34%       2.86%       3.10%       11.47%      11.23%
    ratio
(2) Tier 1 capital                      740.8        10.5        58.9        730.2       681.9
(3) Tier 2 capital                      668.1       107.8       104.9        560.3       563.2
    includable as qualifying
    capital
    i) The amount of unrealized          60.4        54.5        60.4          5.8          --
       gains on investment
       securities, includable
       as qualifying capital
   ii) The amount of land                (2.0)        3.8        (0.2)        (5.8)       (1.7)
       revaluation excess
       includable as qualifying
       capital
   iii)Subordinated debt                492.7        72.6        61.7        420.0       431.0
(4) Deductions from total                 2.9          --          --          2.9         2.9
    qualifying capital
(5) Total qualifying capital          1,406.0       118.4       163.8      1,287.6     1,242.2
    (2)+(3)-(4)
(6) Risk-adjusted assets              9,805.0    (1,412.0)   (1,248.8)    11,217.0    11,053.9
----------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

2  Loan Portfolio and Other

   1. Risk-Monitored Loans

      (Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

      [Consolidated]

                                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)      2003 (C)
   --------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                        36,425       7,776       (6,381)       28,649       42,807
   --------------------------------------------------------------------------------------------
   Past due loans                   247,315    (173,308)     (37,548)      420,624      284,864
   --------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more            429          66       (1,885)          362        2,314
   --------------------------------------------------------------------------------------------
   Restructured loans               185,840    (189,439)     (81,108)      375,280      266,948
   --------------------------------------------------------------------------------------------
   Total                            470,010    (354,906)    (126,924)      824,916      596,934
-----------------------------------------------------------------------------------------------
   Amount of direct reduction       237,409     (14,440)     (59,001)      251,849      296,410
-----------------------------------------------------------------------------------------------
Loans and bills discounted        8,499,575    (322,988)     211,826     8,822,563    8,287,748
-----------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
   --------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                          0.42%       0.10%       (0.08)%        0.32%        0.51%
   --------------------------------------------------------------------------------------------
   Past due loans                      2.90%      (1.85)%      (0.52)%        4.76%        3.43%
   --------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more           0.00%       0.00%       (0.02)%        0.00%        0.02%
   --------------------------------------------------------------------------------------------
   Restructured loans                  2.18%      (2.06)%      (1.03)%        4.25%        3.22%
   --------------------------------------------------------------------------------------------
   Total                               5.52%      (3.82)%      (1.67)%        9.35%        7.20%
   --------------------------------------------------------------------------------------------

   [Non-Consolidated]
                                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)      2003 (C)
   --------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                        36,406      12,630         (578)       23,775       36,984
   --------------------------------------------------------------------------------------------
   Past due loans                   247,127    (169,085)     (43,733)      416,212      290,861
   --------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more            429          66       (1,885)          362        2,314
   --------------------------------------------------------------------------------------------
   Restructured loans               185,831    (189,439)     (81,428)      375,271      267,259
   --------------------------------------------------------------------------------------------
   Total                            469,794    (345,828)    (127,626)      815,622      597,420
-----------------------------------------------------------------------------------------------
   Amount of direct reduction       234,642     (15,046)     (59,526)      249,688      294,169
-----------------------------------------------------------------------------------------------
Loans and bills discounted        8,477,601    (314,875)     215,878     8,792,477    8,261,722
-----------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
   --------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                          0.42%       0.15%       (0.01)%        0.27%        0.44%
   --------------------------------------------------------------------------------------------
   Past due loans                      2.91%      (1.81)%      (0.60)%        4.73%        3.52%
   --------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more           0.00%       0.00%       (0.02)%        0.00%        0.02%
   --------------------------------------------------------------------------------------------
   Restructured loans                  2.19%      (2.07)%      (1.04)%        4.26%        3.23%
   --------------------------------------------------------------------------------------------
   Total                               5.54%      (3.73)%      (1.68)%        9.27%        7.23%
   --------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

[Trust accounts : Loans in Trusts with Contracts
for Compensating the Principal]                                            (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)      2003 (C)
   --------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                         3,177      (6,951)      (1,191)       10,129        4,369
   --------------------------------------------------------------------------------------------
   Past due loans                     1,511      (4,934)        (709)        6,445        2,220
   --------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more            601        (440)        (317)        1,041          919
   --------------------------------------------------------------------------------------------
   Restructured loans                29,745     (11,288)      (3,910)       41,033       33,655
   --------------------------------------------------------------------------------------------
   Total                             35,035     (23,614)      (6,129)       58,650       41,165
-----------------------------------------------------------------------------------------------
Loans and bills discounted          763,053    (205,814)    (120,447)      968,867      883,501
-----------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
   --------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                          0.41%      (0.62)%      (0.07)%        1.04%        0.49%
   --------------------------------------------------------------------------------------------
   Past due loans                      0.19%      (0.46)%      (0.05)%        0.66%        0.25%
   --------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more           0.07%      (0.02)%      (0.02)%        0.10%        0.10%
   --------------------------------------------------------------------------------------------
   Restructured loans                  3.89%      (0.33)%       0.08%         4.23%        3.80%
   --------------------------------------------------------------------------------------------
   Total                               4.59%      (1.46)%      (0.06)%        6.05%        4.65%
   --------------------------------------------------------------------------------------------

[Banking : Non-Consolidated and Trust Accounts]                            (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)      2003 (C)
   --------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                        39,583       5,678       (1,770)       33,905       41,354
   --------------------------------------------------------------------------------------------
   Past due loans                   248,639    (174,019)     (44,443)      422,658      293,082
   --------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more          1,030        (374)      (2,202)        1,404        3,233
   --------------------------------------------------------------------------------------------
   Restructured loans               215,576    (200,728)     (85,338)      416,304      300,915
   --------------------------------------------------------------------------------------------
   Total                            504,829    (369,443)    (133,755)      874,273      638,585
-----------------------------------------------------------------------------------------------
Loans and bills discounted        9,240,655    (520,689)      95,431     9,761,345    9,145,224
-----------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
   --------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                          0.42%       0.08%      (0.02)%         0.34%        0.45%
   --------------------------------------------------------------------------------------------
   Past due loans                      2.69%     (1.63)%      (0.51)%         4.32%        3.20%
   --------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more           0.01%     (0.00)%      (0.02)%         0.01%        0.03%
   --------------------------------------------------------------------------------------------
   Restructured loans                  2.33%     (1.93)%      (0.95)%         4.26%        3.29%
   --------------------------------------------------------------------------------------------
   Total                               5.46%     (3.49)%      (1.51)%         8.95%        6.98%
   --------------------------------------------------------------------------------------------

[Banking : Consolidated and Trust Accounts]                                (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)      2003 (C)
   --------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                        39,602         824      (7,573)        38,778       47,176
   --------------------------------------------------------------------------------------------
   Past due loans                   248,826    (178,243)     (38,258)      427,070      287,085
   --------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more          1,030        (374)      (2,202)        1,404        3,233
   --------------------------------------------------------------------------------------------
   Restructured loans               215,585    (200,728)     (85,018)      416,313      300,603
   --------------------------------------------------------------------------------------------
   Total                            505,045    (378,521)    (133,053)      883,566      638,099
-----------------------------------------------------------------------------------------------
Loans and bills discounted        9,262,629    (528,802)      91,379     9,791,431    9,171,249
-----------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
   --------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                          0.42%       0.03%      (0.08)%         0.39%        0.51%
   --------------------------------------------------------------------------------------------
   Past due loans                      2.68%     (1.67)%      (0.44)%         4.36%        3.13%
   --------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more           0.01%     (0.00)%      (0.02)%         0.01%        0.03%
   --------------------------------------------------------------------------------------------
   Restructured loans                  2.32%     (1.92)%      (0.95)%         4.25%        3.27%
   --------------------------------------------------------------------------------------------
   Total                               5.45%     (3.57)%      (1.50)%         9.02%        6.95%
   --------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

2.   Classification of risk-monitored Loans

Classification by geographic area
[Banking : Consolidated and Trust Accounts]                                (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)      2003 (C)
-----------------------------------------------------------------------------------------------
Domestic*                           466,123    (363,891)    (102,013)      830,015      568,137
-----------------------------------------------------------------------------------------------
Overseas*                            38,921     (14,629)     (31,040)       53,551       69,961
-----------------------------------------------------------------------------------------------
   Asia                               3,257      (9,166)      (6,698)       12,423        9,956
      -----------------------------------------------------------------------------------------
      Indonesia                         510      (5,922)      (1,406)        6,433        1,916
      Thailand                        1,196      (2,044)      (1,519)        3,241        2,716
      Hong Kong                         631         631       (2,843)           --        3,474
      Other                             919      (1,829)        (929)        2,748        1,848
   --------------------------------------------------------------------------------------------
   United States of America          21,841      (3,395)     (15,089)       25,236       36,931
   Other                             13,822      (2,068)      (9,251)       15,890       23,074
-----------------------------------------------------------------------------------------------
Total                               505,045    (378,521)    (133,053)      883,566      638,099
-----------------------------------------------------------------------------------------------

Note:*  "Domestic" and "Overseas" are classified by domicile of borrowers.

Classification by type of industry of borrowers
[Banking : Consolidated and Trust Accounts]                                (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of      Increase/    Increase/      As of        As of
                                 September   (Decrease)   (Decrease)    September    March 31,
                                     30,     (A) - (B)    (A) - (C)        30,        2003 (C)
                                  2003 (A)                              2002 (B)
-----------------------------------------------------------------------------------------------
Domestic*                           466,123    (363,891)    (102,013)      830,015      568,137
   --------------------------------------------------------------------------------------------
   Manufacturing                     75,608     (33,245)     (29,234)      108,854      104,842
   Construction                     121,519     (31,776)     (18,637)      153,295      140,157
   Wholesale and Retail              53,794     (19,596)     (24,979)       73,391       78,774
   Banks and other financial
   institutions                       2,677     (21,618)      (5,178)       24,295        7,855
   Real estate                       67,884    (221,107)     (18,209)      288,991       86,094
   Services                          77,271     (28,164)        (502)      105,436       77,774
   Other industries                  49,129      (3,045)      (2,158)       52,175       51,288
   Consumer                          18,237      (5,337)      (3,114)       23,575       21,351
-----------------------------------------------------------------------------------------------
Overseas*                            38,921     (14,629)     (31,040)       53,551       69,961
   --------------------------------------------------------------------------------------------
   Banks and other financial
   institutions                         672         672          672            --           --
   Commercial and industrial         36,304      27,881      (19,297)        8,423       55,602
   Other                              1,944     (43,183)     (12,415)       45,127       14,359
-----------------------------------------------------------------------------------------------
Total                               505,045    (378,521)    (133,053)      883,566      638,099
-----------------------------------------------------------------------------------------------

Note:*  "Domestic" and "Overseas" are classified by domicile of borrowers.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

3. Allowance for Loan Losses

[Consolidated]                                                             (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)      2003 (C)
-----------------------------------------------------------------------------------------------
Allowance for loan losses           268,813    (106,920)     (12,214)      375,733      281,027
   --------------------------------------------------------------------------------------------
   Formula allowance for loan
   losses                           139,405     (22,460)      (2,037)      161,865      141,442
   --------------------------------------------------------------------------------------------
   Specific allowance for loan
   losses                           128,825     (83,956)      (9,931)      212,782      138,757
   --------------------------------------------------------------------------------------------
   Allowance for loans to
   specific foreign borrowers           581        (503)        (245)        1,085          827
-----------------------------------------------------------------------------------------------
Reserve for losses on real
estate-collateralized loans
sold                                     --        (352)          --           352           --
-----------------------------------------------------------------------------------------------

[Non-Consolidated]                                                         (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)      2003 (C)
-----------------------------------------------------------------------------------------------
Allowance for loan losses           268,350    (101,768)     (10,646)      370,118      278,996
   --------------------------------------------------------------------------------------------
   Formula allowance for loan
   losses                           139,341     (22,155)      (2,111)      161,497      141,453
   --------------------------------------------------------------------------------------------
   Specific allowance for loan
   losses                           128,426     (79,108)      (8,289)      207,534      136,716
   --------------------------------------------------------------------------------------------
   Allowance for loans to
   specific foreign borrowers           581        (503)        (245)        1,085          827
-----------------------------------------------------------------------------------------------
Reserve for financial
assistance to specific
borrowers                                --        (250)        (531)          250          531
-----------------------------------------------------------------------------------------------
Reserve for losses on real
estate-collateralized loans
sold                                     --        (352)          --           352           --
-----------------------------------------------------------------------------------------------

[Trust accounts]                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)      2003 (C)
-----------------------------------------------------------------------------------------------
Special internal reserves            7,283       (3,867)      (1,142)       11,151        8,425
-----------------------------------------------------------------------------------------------
Allowance for bad debts                926         (162)         (75)        1,089        1,002
-----------------------------------------------------------------------------------------------

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]                                                             (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)      2003 (C)
   --------------------------------------------------------------------------------------------
Allowance for loan losses (a)       268,813    (106,920)     (12,214)      375,733      281,027
-----------------------------------------------------------------------------------------------
Risk-monitored loans (b)            470,010    (354,906)    (126,924)      824,916      596,934
-----------------------------------------------------------------------------------------------
Coverage ratio (a)/(b)                57.19%      11.64%       10.11%        45.54%       47.07%
-----------------------------------------------------------------------------------------------

[Non-Consolidated]                                                         (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)      2003 (C)
   --------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Allowance for loan losses (a)       268,350    (101,768)     (10,646)      370,118      278,996
-----------------------------------------------------------------------------------------------
Risk-monitored loans (b)            469,794    (345,828)    (127,626)      815,622      597,420
-----------------------------------------------------------------------------------------------
Coverage ratio (a)/(b)                57.12%      11.74%       10.42%        45.37%       46.70%
-----------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

5. Disclosed Claims under the Financial Reconstruction Law (the "FRL")

[Banking : Non-Consolidated]                                               (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                  As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)     2003 (C)
-----------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt debtors       53,604      10,487      (29,543)       43,117       83,148
-----------------------------------------------------------------------------------------------
Claims under high risk              234,042    (159,435)     (18,992)      393,477      253,034
-----------------------------------------------------------------------------------------------
Claims under close observation      189,804    (191,082)     (83,529)      380,887      273,334
-----------------------------------------------------------------------------------------------
Total (1)                           477,451    (340,029)    (132,066)      817,481      609,517
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Normal claims                     8,394,014     (44,114)     300,776     8,438,129    8,093,237
-----------------------------------------------------------------------------------------------

[Trust accounts]                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                  As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)     2003 (C)
-----------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt debtors        4,772     (12,632)      (1,877)       17,404        6,649
-----------------------------------------------------------------------------------------------
Claims under high risk                5,596      (2,254)        (742)        7,850        6,338
-----------------------------------------------------------------------------------------------
Claims under close observation       24,666      (8,728)      (3,509)       33,395       28,176
-----------------------------------------------------------------------------------------------
Total (1)                            35,035     (23,614)      (6,129)       58,650       41,165
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Normal claims                       728,018    (182,199)    (114,318)      910,217      842,336
-----------------------------------------------------------------------------------------------

[Banking : Non-Consolidated Trust accounts]                                (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)     2003 (C)
-----------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt debtors       58,377      (2,144)     (31,420)       60,521       89,798
-----------------------------------------------------------------------------------------------
Claims under high risk              239,638    (161,689)     (19,735)      401,327      259,373
-----------------------------------------------------------------------------------------------
Claims under close observation      214,471    (199,810)     (87,039)      414,282      301,511
-----------------------------------------------------------------------------------------------
Total (1)                           512,487    (363,644)    (138,195)      876,131      650,682
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Normal claims                     9,122,032    (226,314)     186,458     9,348,346    8,935,574
-----------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Banking : Non-Consolidated]                                               (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)      2003 (C)
   --------------------------------------------------------------------------------------------
Secured coverage amount (2)         382,476    (254,725)     (96,255)      637,202      478,732
   --------------------------------------------------------------------------------------------
   Allowance for loan losses        156,101    (100,852)     (16,769)      256,953      172,871
   --------------------------------------------------------------------------------------------
   Reserve for financial
   support to specific
   borrowers                             --        (250)        (531)          250          531
   --------------------------------------------------------------------------------------------
   Collateral, guarantees, etc.     226,374    (153,622)     (78,954)      379,997      305,328
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Secured coverage ratio (2)/(1)        80.10%       2.16%        1.56%        77.94%       78.54%
-----------------------------------------------------------------------------------------------

[Trust accounts]                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)      2003 (C)
-----------------------------------------------------------------------------------------------
Secured coverage amount (2)          21,487     (17,184)      (5,374)       38,671       26,861
   --------------------------------------------------------------------------------------------
   Allowance for loan losses             --          --           --            --           --
   --------------------------------------------------------------------------------------------
   Reserve for financial
   assistance to specific
   borrowers                             --          --           --            --           --
   --------------------------------------------------------------------------------------------
   Collateral, guarantees, etc.      21,487     (17,184)      (5,374)       38,671       26,861
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Secured coverage ratio (2)/(1)        61.32%      (4.60)%      (3.92)%       65.93%       65.25%
-----------------------------------------------------------------------------------------------

[Banking : Non-Consolidated and Trust accounts]                            (in millions of yen)
-----------------------------------------------------------------------------------------------
                                   As of                                 As of
                                 September    Increase/    Increase/    September     As of
                                     30,     (Decrease)   (Decrease)       30,       March 31,
                                  2003 (A)   (A) - (B)    (A) - (C)     2002 (B)      2003 (C)
-----------------------------------------------------------------------------------------------
Secured coverage amount (2)         403,963    (271,910)    (101,630)      675,873      505,593
   --------------------------------------------------------------------------------------------
   Allowance for loan losses        156,101    (100,852)     (16,769)      256,953      172,871
   --------------------------------------------------------------------------------------------
   Reserve for financial
   support to specific
   borrowers                             --        (250)        (531)          250          531
   --------------------------------------------------------------------------------------------
   Collateral, guarantees, etc.     247,861    (170,807)     (84,328)      418,669      332,190
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Secured coverage ratio (2)/(1)        78.82%       1.68%        1.12%        77.14%       77.70%
-----------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

Secured Coverage of each category of Disclosed Claims under the FRL

[Banking : Non-Consolidated]                                                                     (in millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                         Reserve for    Collectable
                                                         financial      amount by
                                                         assistance     collateralized   Coverage
                                          Allowance      to specific    and guaranteed   ratio         Coverage ratio
                           Disclosed      for loan       borrowers      loans            [(B)+(C)]/    [(B)+(C)+(D)]/
   Category                amount (A)     losses (B)     (C)            (D)              [(A)-(D)]     (A)
---------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and           53,604          2,926             --           50,677        100.00%          100.00%
substantially
bankrupt debtors                [83,148]        [8,501]            --          [74,647]      [100.00%]        [100.00%]
---------------------------------------------------------------------------------------------------------------------
Claims under high risk          234,042        118,160             --           80,656         77.03%           84.94%
                               [253,034]      [118,780]            --          [97,433]       [76.33%]         [85.44%]
---------------------------------------------------------------------------------------------------------------------
Claims under close              189,804         35,014             --           95,040         36.94%           68.52%
observation                    [273,334]       [45,590]          [531]        [133,248]       [32.92%]         [65.62%]
---------------------------------------------------------------------------------------------------------------------
Sub total (1)                   477,451        156,101             --          226,374         62.17%           80.10%
                               [609,517]      [172,871]          [531]        [305,328]       [57.00%]         [78.54%]
---------------------------------------------------------------------------------------------------------------------
Normal claims                 8,394,014
                             [8,093,237]
---------------------------------------------------------------------------------------------------------------------
Total (2)                     8,871,466
                             [8,702,755]
---------------------------------------------------------------------------------------------------------------------
Sub total (1)/ Total (2)           5.38%
                                  [7.00%]
---------------------------------------------------------------------------------------------------------------------

Note: The upper figures are as of September 30, 2003. The lower figures with bracket are as of March 31, 2003. Coverage ratios for Claims under high risk and for Claims under close observation are listed under allowance for possible loan losses, following concurrent application of the discount cash flow method.

[Trust accounts]                                                                                 (in millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                         Reserve for    Collectable
                                                         financial      amount by
                                                         assistance     collateralized   Coverage
                                          Allowance      to specific    and guaranteed   ratio         Coverage ratio
                           Disclosed      for loan       borrowers      loans            [(B)+(C)]/    [(B)+(C)+(D)]/
       Category            amount (A)     losses (B)     (C)            (D)              [(A)-(D)]     (A)
---------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and            4,772             --                           4,772                         100.00%
substantially
bankrupt debtors                 [6,649]            --             --           [6,649]                       [100.00%]
---------------------------------------------------------------------------------------------------------------------
Claims under high risk            5,596             --             --            5,346                          95.53%
                                 [6,338]            --             --           [5,745]                        [90.64%]
---------------------------------------------------------------------------------------------------------------------
Claims under close               24,666             --             --           11,368                          46.08%
observation                     [28,176]            --             --          [14,466]                        [51.34%]
---------------------------------------------------------------------------------------------------------------------
Sub total (1)                    35,035             --             --           21,487                          61.32%
                                [41,165]            --             --          [26,861]                        [65.25%]
---------------------------------------------------------------------------------------------------------------------
Normal claims                   728,018
                               [842,336]
---------------------------------------------------------------------------------------------------------------------
Total (2)                       763,053
                               [883,501]
---------------------------------------------------------------------------------------------------------------------
Sub total (1)/ Total (2)           4.59%
                                  [4.65%]
---------------------------------------------------------------------------------------------------------------------

Note: The upper figures are as of September 30, 2003. The lower figures with bracket are as of March 31, 2003. Allowance for possible loan losses are not booked for the trust account, but the Bank executes the direct charge-offs of trust account "Claims to bankrupt and substantially bankrupt debtors" and "Claims under high risk" in accordance with standards applied to allowance for possible loan losses in the banking account. The Bank allocated a total of 8.2 billion yen to the special internal reserve and allowance for bad debt in the trust account, as of September 30, 2003.

[Banking : Non-Consolidated and Trust accounts]                                                  (in millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                         Reserve for    Collectable
                                                         financial      amount by
                                                         assistance     collateralized   Coverage
                                          Allowance      to specific    and guaranteed   ratio         Coverage ratio
                           Disclosed      for loan       borrowers      loans            [(B)+(C)]/    [(B)+(C)+(D)]/
       Category            amount (A)     losses (B)     (C)            (D)              [(A)-(D)]     (A)
---------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and           58,377          2,926             --           55,450                         100.00%
substantially
bankrupt debtors                [89,798]        [8,501]            --          [81,297]                       [100.00%]
---------------------------------------------------------------------------------------------------------------------
Claims under high risk          239,638        118,160             --           86,002                          85.19%
                               [259,373]      [118,780]            --         [103,179]                        [85.57%]
---------------------------------------------------------------------------------------------------------------------
Claims under close              214,471         35,014             --          106,409                          65.94%
observation                    [301,511]       [45,590]          [531]        [147,714]                        [64.28%]
---------------------------------------------------------------------------------------------------------------------
Sub total (1)                   512,487        156,101             --          247,861                          78.82%
                               [650,682]      [172,871]          [531]        [332,190]                        [77.70%]
---------------------------------------------------------------------------------------------------------------------
Normal claims                 9,122,032
                             [8,935,574]
---------------------------------------------------------------------------------------------------------------------
                              9,634,520
Total (2)                    [9,586,256]
---------------------------------------------------------------------------------------------------------------------
Sub total (1)/ Total (2)           5.31%
                                  [6.78%]
---------------------------------------------------------------------------------------------------------------------

Note: The upper figures are as of September 30, 2003. The lower figures with bracket are as of March 31, 2003.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

7. Progress in the Disposal of Problem Assets [Banking : Non-Consolidated and Trust accounts] (excluding claims under close observation)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

                                                                                                        (in billions of yen)
----------------------------------------------------------------------------------------------------------------------------
                            As of        As of        As of        As of        As of        As of        As of
                        September 30,  March 31,  September 30,  March 31,  September 30,  March 31,  September 30,  -------
                             2000         2001         2001         2002         2002       2003 (a)     2003 (b)    (b)-(a)
----------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt
debtors                         239.2      136.2          123.5       68.9           42.7       30.0           15.8    (14.1)
----------------------------------------------------------------------------------------------------------------------------
Claims under high risk          526.7      455.5          382.9      301.7          184.8       23.8           22.9     (0.8)
----------------------------------------------------------------------------------------------------------------------------
Total                           766.0      591.8          506.4      370.7          227.6       53.8           38.8    (15.0)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                           (A)         (B)

Progress in the disposal of problem assets

                                                  (in billions of yen)
----------------------------------------------------------------------
                                             First half of fiscal 2003
----------------------------------------------------------------------
Disposition by borrowers' liquidation                               --
----------------------------------------------------------------------
Re-constructive disposition                                        0.0
----------------------------------------------------------------------
Improvements in financial status
due to re-constructive disposition                                  --
----------------------------------------------------------------------
Loan sales to secondary market                                      --
----------------------------------------------------------------------
Charge-off                                                         2.0
----------------------------------------------------------------------
Other                                                             12.9
   -------------------------------------------------------------------
   Collection of claims                                           12.3
   -------------------------------------------------------------------
   Improvements in financial status                                0.6
----------------------------------------------------------------------
Total                                                             15.0(B)
----------------------------------------------------------------------

Above (A) includes the following figures which facilitates the final disposal of problem loans.

                                                    (in billions of yen)
------------------------------------------------------------------------
                                               First half of fiscal 2003
------------------------------------------------------------------------
Legal liquidation                                                   12.3
------------------------------------------------------------------------
Quasi-legal liquidation                                               --
------------------------------------------------------------------------
Split-off of problem loans                                           0.6
------------------------------------------------------------------------
Partial charge-off of smaller balance loans                          3.1
------------------------------------------------------------------------
Entrust through the managed trust method to
the Resolution and Collection Corporation                           22.7
------------------------------------------------------------------------
Total                                                               38.8
------------------------------------------------------------------------

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

                                                                                         (in billions of yen)
-------------------------------------------------------------------------------------------------------------
                          As of        As of        As of        As of        As of        As of
                        March 31,  September 30,  March 31,  September 30,  March 31,  September 30,  -------
                           2001         2001         2002         2002       2003 (a)     2003 (b)    (b)-(a)
-------------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt       11.0            5.5        4.8            2.8        9.9            9.2     (0.6)
debtors
-------------------------------------------------------------------------------------------------------------
Claims under high risk      133.7          117.5       91.4           76.7        6.8            6.5     (0.2)
-------------------------------------------------------------------------------------------------------------
Total                       144.8          123.0       96.3           79.6       16.7           15.8     (0.9)
-------------------------------------------------------------------------------------------------------------
                                                                                            (C)         (D)

Progress in the disposal of problem assets

                                             (in billions of yen)
-----------------------------------------------------------------
                                        First half of fiscal 2003
-----------------------------------------------------------------
Disposition by borrowers' liquidation                          --
-----------------------------------------------------------------
Re-constructive disposition                                    --
-----------------------------------------------------------------
Improvements in financial status
due to re-constructive disposition                             --
-----------------------------------------------------------------
Loan sales to secondary market                                 --
-----------------------------------------------------------------
Charge-off                                                    0.5
-----------------------------------------------------------------
Other                                                         0.3
   --------------------------------------------------------------
   Collection of claims                                       0.3
   --------------------------------------------------------------
   Improvements in financial status                           0.0
-----------------------------------------------------------------
Total                                                         0.9 (D)
-----------------------------------------------------------------

Above (C) includes the following figures which facilitates the final disposal of problem loans.

                                                    (in billions of yen)
------------------------------------------------------------------------
                                               First half of fiscal 2003
------------------------------------------------------------------------
Legal liquidation                                                    8.8
------------------------------------------------------------------------
Quasi-legal liquidation                                               --
------------------------------------------------------------------------
Split-off of problem loans                                            --
------------------------------------------------------------------------
Partial charge-off of smaller balance loans                          0.5
------------------------------------------------------------------------
Entrust through the managed trust method to
the Resolution and Collection Corporation                             --
------------------------------------------------------------------------
Total                                                                9.4
------------------------------------------------------------------------

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

                                                                                      (in billions of yen)
----------------------------------------------------------------------------------------------------------
                             As of         As of         As of        As of         As of
                         September 30,   March 31,   September 30,   March 31,   September 30,   ---------
                             2001          2002           2002       2003 (a)     2003 (b)       (b) - (a)
----------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt
debtors                            3.0        16.4             1.5         1.4             0.8        (0.5)
----------------------------------------------------------------------------------------------------------
Claims under high risk            80.0        30.2            21.6         6.4             3.7        (2.7)
----------------------------------------------------------------------------------------------------------
Total                             83.1        46.7            23.2         7.8             4.6        (3.2)
----------------------------------------------------------------------------------------------------------
                                                                                      (E)           (F)

Progress in the disposal of problem assets
                                             (in billions of yen)
-----------------------------------------------------------------
                                        First half of fiscal 2003
-----------------------------------------------------------------
Disposition by borrowers' liquidation                          --
-----------------------------------------------------------------
Re-constructive disposition                                    --
-----------------------------------------------------------------
Improvements in financial status due                           --
to re-constructive disposition
-----------------------------------------------------------------
Loan sales to secondary market                                 --
-----------------------------------------------------------------
Charge-off                                                    0.2
-----------------------------------------------------------------
Other                                                         3.0
-----------------------------------------------------------------
   Collection of claims                                       1.1
-----------------------------------------------------------------
   Improvements in financial status                           1.8
-----------------------------------------------------------------
Total                                                         3.2(F)
-----------------------------------------------------------------

Above (E) includes the following figures which facilitates the final disposal of problem loans.

                                                    (in billions of yen)
------------------------------------------------------------------------
                                               First half of fiscal 2003
------------------------------------------------------------------------
Legal liquidation                                                    0.1
------------------------------------------------------------------------
Quasi-legal liquidation                                               --
------------------------------------------------------------------------
Split-off of problem loans                                            --
------------------------------------------------------------------------
Partial charge-off of smaller balance loans                          1.1
------------------------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection Corporation                          --
------------------------------------------------------------------------
Total                                                                1.3
------------------------------------------------------------------------

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

                                                                                    (in billions of yen)
--------------------------------------------------------------------------------------------------------
                                         As of         As of         As of         As of
                                       March 31,   September 30,   March 31,   September 30,   --------
                                         2002          2002         2003 (a)      2003 (b)      (b) - (a)
--------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially         6.3             8.9         7.5             4.8        (2.7)
bankrupt debtors
--------------------------------------------------------------------------------------------------------
Claims under high risk                      68.0            28.4         9.5             6.6        (2.9)
--------------------------------------------------------------------------------------------------------
Total                                       74.4            37.3        17.1            11.5        (5.6)
--------------------------------------------------------------------------------------------------------
                                                                                    (G)           (H)

Progress in the disposal of problem assets
                                             (in billions of yen)
-----------------------------------------------------------------
                                        First half of fiscal 2003
-----------------------------------------------------------------
Disposition by borrowers' liquidation                          --
-----------------------------------------------------------------
Re-constructive disposition                                    --
-----------------------------------------------------------------
Improvements in financial status
due to re-constructive disposition                             --
-----------------------------------------------------------------
Loan sales to secondary market                                 --
-----------------------------------------------------------------
Charge-off                                                    1.8
-----------------------------------------------------------------
Other                                                         3.8
   --------------------------------------------------------------
   Collection of claims                                       3.7
   --------------------------------------------------------------
   Improvements in  financial status                          0.0
-----------------------------------------------------------------
Total                                                         5.6(H)
-----------------------------------------------------------------

Above (G) includes the following figures which facilitates the final disposal of problem loans.

                                                    (in billions of yen)
------------------------------------------------------------------------
                                               First half of fiscal 2003
------------------------------------------------------------------------
Legal liquidation                                                    0.6
------------------------------------------------------------------------
Quasi-legal liquidation                                              2.4
------------------------------------------------------------------------
Split-off of problem loans                                             -
------------------------------------------------------------------------
Partial charge-off of smaller balance loans                          1.9
------------------------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection Corporation                          --
------------------------------------------------------------------------
Total                                                                5.0
------------------------------------------------------------------------

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

                                                                        (in billions of yen)
--------------------------------------------------------------------------------------------
                                           As of         As of         As of
                                       September 30,   March 31,   September 30,   ---------
                                            2002       2003 (a)      2003 (b)      (b) - (a)
--------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                                 4.3        15.4            13.3        (2.0)
--------------------------------------------------------------------------------------------
Claims under high risk                          89.5        35.9            15.8       (20.0)
--------------------------------------------------------------------------------------------
Total                                           93.9        51.3            29.2       (22.1)
--------------------------------------------------------------------------------------------
                                                                        (I)           (J)

Progress in the disposal of problem assets
                                             (in billions of yen)
-----------------------------------------------------------------
                                        First half of fiscal 2003
-----------------------------------------------------------------
Disposition by borrowers' liquidation                           -
-----------------------------------------------------------------
Re-constructive disposition                                   0.5
-----------------------------------------------------------------
Improvements in financial status due
to re-constructive disposition                                0.3
-----------------------------------------------------------------
Loan sales to secondary market                                1.5
-----------------------------------------------------------------
Charge-off                                                    0.2
-----------------------------------------------------------------
Other                                                        19.4
   --------------------------------------------------------------
   Collection of claims                                       3.0
   --------------------------------------------------------------
   Improvements in financial status                          16.3
-----------------------------------------------------------------
Total                                                        22.1(J)
-----------------------------------------------------------------

Above (I) includes the following figures which facilitates the final disposal of problem loans.

                                                    (in billions of yen)
------------------------------------------------------------------------
                                               First half of fiscal 2003
------------------------------------------------------------------------
Legal liquidation                                                   13.2
------------------------------------------------------------------------
Quasi-legal liquidation                                               --
------------------------------------------------------------------------
Split-off of problem loans                                            --
------------------------------------------------------------------------
Partial charge-off of smaller balance loans                          0.4
------------------------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection Corporation                          --
------------------------------------------------------------------------
Total                                                               13.6
------------------------------------------------------------------------

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

                                                        (in billions of yen)
----------------------------------------------------------------------------
                                         As of         As of
                                       March 31,   September 30,   ---------
                                        2003 (a)      2003 (b)     (b) - (a)
----------------------------------------------------------------------------
Claims to bankrupt and substantially        25.3            14.0       (11.3)
bankrupt debtors
----------------------------------------------------------------------------
Claims under high risk                     176.6           151.3       (25.3)
----------------------------------------------------------------------------
Total                                      202.0           165.3       (36.6)
----------------------------------------------------------------------------
                                                        (K)           (L)

Progress in the disposal of problem assets
                                            (in billions of yen)
-----------------------------------------------------------------
                                        First half of fiscal 2003
-----------------------------------------------------------------
Disposition by borrowers' liquidation                          --
-----------------------------------------------------------------
Re-constructive disposition                                    --
-----------------------------------------------------------------
Improvements in financial status due
to re-constructive disposition                                 --
-----------------------------------------------------------------
Loan sales to secondary market                                2.7
-----------------------------------------------------------------
Charge-off                                                    5.7
-----------------------------------------------------------------
Other                                                        28.1
   --------------------------------------------------------------
   Collection of claims                                      24.3
   --------------------------------------------------------------
   Improvements in financial status                           3.8
   --------------------------------------------------------------
Total                                                        36.6(L)
-----------------------------------------------------------------

Above (K) includes the following figures which facilitates the final disposal of problem loans.

                                                    (in billions of yen)
------------------------------------------------------------------------
                                               First half of fiscal 2003
------------------------------------------------------------------------
Legal liquidation                                                    4.4
------------------------------------------------------------------------
Quasi-legal liquidation                                               --
------------------------------------------------------------------------
Split-off of problem loans                                            --
------------------------------------------------------------------------
Partial charge-off of smaller balance loans                          2.3

------------------------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection Corporation                          --
------------------------------------------------------------------------
Total                                                                6.7
------------------------------------------------------------------------

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

                                (in billions of yen)
----------------------------------------------------
                                          As of
                                       September 30,
                                           2003
----------------------------------------------------
Claims to bankrupt and substantially             0.1
bankrupt debtors
----------------------------------------------------
Claims under high risks                         32.4
----------------------------------------------------
Total                                           32.6
----------------------------------------------------

(8) Historical trend of problem assets based on the FRL

                                                                                                        (in billions of yen)
----------------------------------------------------------------------------------------------------------------------------
                          As of          As of        As of       As of        As of        As of        As of
                        September 30,  March 31,  September 30,  March 31,  September 30,  March 31,  September 30   -------
                            2000         2001         2001         2002         2002        2003 (a)    2003 (b)     (b)-(a)
----------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and          239.2      147.3          132.0       96.7           60.5       89.7           58.3    (31.4)
substantially
bankrupt debtors
----------------------------------------------------------------------------------------------------------------------------
Claims under high               526.7      589.2          580.5      491.5          401.3      259.3          239.6    (19.7)
risk
----------------------------------------------------------------------------------------------------------------------------
Total                           766.0      736.6          712.6      588.2          461.8      349.1          298.0    (51.1)
----------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

8. Classification of Loans by Type of Industry

(1) Loan by type of industry [Banking : Non-Consolidated]                    (in  millions of yen)
--------------------------------------------------------------------------------------------------
                                   As of        Increase/    Increase/       As of         As of
                               September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
--------------------------------------------------------------------------------------------------
Domestic offices
 (excluding loans booked at
 offshore markets)                 8,135,696      (49,099)     376,493       8,184,795   7,759,202
   -----------------------------------------------------------------------------------------------
   Manufacturing                   1,192,922          508       24,772       1,192,414   1,168,150
   Agriculture                         1,791          417          244           1,374       1,547
   Forestry                               --         (100)        (100)            100         100
   Fishery                            25,496        9,058        2,857          16,438      22,639
   Mining                              5,380       (1,343)        (664)          6,723       6,044
   Construction                      263,852      (30,296)      (7,995)        294,148     271,847
   Utilities                         127,078         (313)     (24,672)        127,391     151,750
   Media and Communication           845,497       76,792       (1,030)        768,705     846,527
   Wholesale and Retail              664,635     (136,290)     (24,535)        800,925     689,170
   Banks and other
    financial institutions         2,111,843        5,288      151,264       2,106,555   1,960,579
   Real estate                     1,025,939     (156,905)      (6,963)      1,182,844   1,032,902
   Services                          671,841     (181,277)      (4,533)        853,118     676,374
   Municipal government              575,228      314,557      231,424         260,671     343,804
   Other industries                  624,186       50,803       36,425         573,383     587,761
--------------------------------------------------------------------------------------------------
Overseas offices and loans
 booked at offshore markets          341,905     (265,776)    (160,614)        607,681     502,520
--------------------------------------------------------------------------------------------------
      Total                        8,477,601     (314,875)     215,878       8,792,477   8,261,722
--------------------------------------------------------------------------------------------------

(2) Domestic consumer loans [Banking : Non-Consolidated]                      (in millions of yen)
--------------------------------------------------------------------------------------------------
                                   As of        Increase/    Increase/       As of         As of
                               September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
--------------------------------------------------------------------------------------------------
Total domestic consumer loans        294,492       42,591       17,100         251,900     277,392
   -----------------------------------------------------------------------------------------------
   Housing loans                     266,534       46,075       19,018         220,458     247,515
   -----------------------------------------------------------------------------------------------
   Others                             27,957       (3,483)      (1,918)         31,441      29,876
--------------------------------------------------------------------------------------------------

(3) Domestic loans to small and medium-sized companies
    [Banking : Non-Consolidated]                                              (in millions of yen)
--------------------------------------------------------------------------------------------------
                                   As of        Increase/    Increase/       As of         As of
                               September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
--------------------------------------------------------------------------------------------------
Domestic loans to small
and medium-sized companies         2,739,335     (873,678)      19,873       3,613,013   2,719,462
--------------------------------------------------------------------------------------------------
Percentage to total
domestic loans                         33.67%      (10.47)%      (1.37)%         44.14%      35.04%
--------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(4) Loan by type of industry [Trust accounts]                                (in  millions of yen)
--------------------------------------------------------------------------------------------------
                                   As of        Increase/    Increase/       As of         As of
                               September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
--------------------------------------------------------------------------------------------------
Domestic offices
 (excluding loans booked at
 offshore markets)                   895,594     (283,379)    (211,961)      1,178,974   1,107,555
   -----------------------------------------------------------------------------------------------
   Manufacturing                      49,425      (30,051)     (27,370)         79,476      76,795
   Agriculture                            --           --           --              --          --
   Forestry                               26           (7)          (4)             33          30
   Fishery                             1,225          268         (347)            957       1,572
   Mining                                 77         (146)         (52)            223         129
   Construction                        5,473       (6,364)      (2,399)         11,837       7,872
   Utilities                         117,471      (34,762)     (17,733)        152,233     135,204
   Media and Communication           107,069      (53,015)     (17,491)        160,084     124,560
   Wholesale and Retail               10,672       (4,597)      (6,518)         15,269      17,190
   Banks and other
    financial institutions           100,227      (48,660)     (97,495)        148,887     197,722
   Real estate                        71,275      (17,886)      (6,525)         89,161      77,800
   Services                           46,655      (21,340)      (6,112)         67,995      52,767
   Municipal government               36,823       (3,630)        (950)         40,453      37,773
   Other industries                  349,168      (63,191)     (28,966)        412,359     378,134
--------------------------------------------------------------------------------------------------
Overseas offices and loans
 booked at offshore markets               --           --           --              --          --
--------------------------------------------------------------------------------------------------
      Total                          895,594     (283,379)    (211,961)      1,178,974   1,107,555
--------------------------------------------------------------------------------------------------

(5) Domestic consumer loans [Trust accounts]                                  (in millions of yen)
--------------------------------------------------------------------------------------------------
                                   As of        Increase/    Increase/       As of         As of
                               September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
--------------------------------------------------------------------------------------------------
Total domestic consumer loans        246,994      (44,368)     (21,411)        291,362     268,405
   -----------------------------------------------------------------------------------------------
   Housing loans                     244,050      (43,474)     (21,000)        287,524     265,050
   -----------------------------------------------------------------------------------------------
   Others                              2,943         (894)        (411)          3,837       3,354
--------------------------------------------------------------------------------------------------

(6) Domestic loans to small and medium-sized companies
[Trust accounts]                                                              (in millions of yen)
--------------------------------------------------------------------------------------------------
                                   As of        Increase/    Increase/       As of         As of
                               September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
--------------------------------------------------------------------------------------------------
Domestic loans to small
and medium-sized companies           541,359     (128,643)    (125,042)        670,002     666,401
--------------------------------------------------------------------------------------------------
Percentage to total
domestic loans                         60.44%        3.61%        0.27%          56.82%      60.16%
--------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(7) Loan by type of industry
[Banking : Non-Consolidated and Trust accounts]                              (in  millions of yen)
--------------------------------------------------------------------------------------------------
                                   As of        Increase/    Increase/       As of         As of
                               September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
--------------------------------------------------------------------------------------------------
Domestic offices
 (excluding loans booked at
 offshore markets)                 9,031,290     (332,479)     164,532       9,363,769   8,866,758
   -----------------------------------------------------------------------------------------------
   Manufacturing                   1,242,347      (29,543)      (2,599)      1,271,890   1,244,946
   Agriculture                         1,791          417          244           1,374       1,547
   Forestry                               26         (107)        (104)            133         130
   Fishery                            26,722        9,327        2,511          17,395      24,211
   Mining                              5,457       (1,490)        (716)          6,947       6,173
   Construction                      269,325      (36,660)     (10,395)        305,985     279,720
   Utilities                         244,550      (35,075)     (42,405)        279,625     286,955
   Media and Communication           952,567       23,777      (18,521)        928,790     971,088
   Wholesale and Retail              675,309     (140,886)     (31,052)        816,195     706,361
   Banks and other
    financial institutions         2,212,071      (43,372)      53,769       2,255,443   2,158,302
   Real estate                     1,097,214     (174,791)     (13,489)      1,272,005   1,110,703
   Services                          718,497     (202,617)     (10,644)        921,114     729,141
   Municipal government              612,051      310,926      230,474         301,125     381,577
   Other industries                  973,354      (12,389)       7,459         985,743     965,895
--------------------------------------------------------------------------------------------------
Overseas offices and loans
 booked at offshore markets          341,905     (265,776)    (160,614)        607,681     502,520
--------------------------------------------------------------------------------------------------
      Total                        9,373,196     (598,255)       3,917       9,971,451   9,369,278
--------------------------------------------------------------------------------------------------

(8) Domestic consumer loans
[Banking : Non-Consolidated and Trust accounts]                               (in millions of yen)
--------------------------------------------------------------------------------------------------
                                   As of        Increase/    Increase/       As of         As of
                               September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
--------------------------------------------------------------------------------------------------
Total domestic consumer loans        541,486       (1,776)      (4,311)        543,263     545,797
   -----------------------------------------------------------------------------------------------
   Housing loans                     510,584        2,601       (1,981)        507,983     512,566
   -----------------------------------------------------------------------------------------------
   Others                             30,901       (4,378)      (2,330)         35,279      33,231
--------------------------------------------------------------------------------------------------

(9) Domestic loans to small and medium-sized companies
[Banking : Non-Consolidated and Trust accounts]                               (in millions of yen)
--------------------------------------------------------------------------------------------------
                                   As of        Increase/    Increase/       As of         As of
                               September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
--------------------------------------------------------------------------------------------------
Domestic loans to small
and medium-sized companies         3,280,695   (1,002,320)    (105,168)      4,283,015   3,385,863
--------------------------------------------------------------------------------------------------
Percentage to total
domestic loans                         36.32%       (9.41)%      (1.86)%         45.74%      38.18%
--------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

9. Loans and Deposits [Non-Consolidated]
                                                                               (in millions of yen)
---------------------------------------------------------------------------------------------------
                                   As of        Increase/    Increase/       As of         As of
                               September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
Deposits (ending balance)         10,511,433     (654,989)    (632,178)     11,166,422   11,143,611
---------------------------------------------------------------------------------------------------
Deposits (average balance)        11,092,470       (1,695)     (80,172)     11,094,165   11,172,642
---------------------------------------------------------------------------------------------------
Loans (ending balance)             8,477,601     (314,875)     215,878       8,792,477    8,261,722
---------------------------------------------------------------------------------------------------
Loans (average balance)            8,208,560     (612,920)    (650,567)      8,821,481    8,859,128
---------------------------------------------------------------------------------------------------

10. Domestic Deposits [Non-Consolidated]
                                                                               (in millions of yen)
---------------------------------------------------------------------------------------------------
                                   As of        Increase/    Increase/       As of         As of
                               September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
   Individuals                     6,734,195      229,722       52,935       6,504,473    6,681,259
   ------------------------------------------------------------------------------------------------
   Corporations and others         2,991,376     (186,268)     (68,085)      3,177,644    3,059,461
   ------------------------------------------------------------------------------------------------
Domestic deposits                  9,725,571       43,453      (15,149)      9,682,118    9,740,721
---------------------------------------------------------------------------------------------------

Note : Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11. Number of Employees [Non-Consolidated]
---------------------------------------------------------------------------------------------------
                                   As of        Increase/    Increase/       As of         As of
                               September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
Number of Employees                    6,092         (359)         (96)          6,451        6,188
---------------------------------------------------------------------------------------------------

12. Number of Offices [Non-Consolidated]
---------------------------------------------------------------------------------------------------
                                   As of        Increase/    Increase/       As of         As of
                               September 30,   (Decrease)   (Decrease)   September 30,   March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
Domestic :                                50           (5)          (3)             55           53
   ------------------------------------------------------------------------------------------------
   Head office and Branches               48           (3)          (1)             51           49
   Sub Branches & Agencies                 2           (2)          (2)              4            4
---------------------------------------------------------------------------------------------------
Overseas :                                 8           --           --               8            8
   ------------------------------------------------------------------------------------------------
   Branches                                5           --           --               5            5
   Sub - branches                         --           --           --              --           --
   Representative offices                  3           --           --               3            3
---------------------------------------------------------------------------------------------------
Total                                     58           (5)          (3)             63           61
---------------------------------------------------------------------------------------------------

                                         Mitsubishi Tokoyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

13. Status of Deferred Tax Assets [Non-Consolidated]

(1) Tax Effects of the Items Comprising
    Net Deferred Tax Assets

[Non-Consolidated]                                         (in billions of yen)
-------------------------------------------------------------------------------
                                                              Sep. 30, 2003
                                                                      ---------
                                                                       vs. Mar.
                                                                      31, 2003
-------------------------------------------------------------------------------
Deferred tax assets                                           330.4       (27.6)
   ----------------------------------------------------------------------------
   Allowance for loan losses                                  130.1       (10.7)
   ----------------------------------------------------------------------------
   Write down of investment securities                         15.4        (4.4)
   ----------------------------------------------------------------------------
   Net operating loss carryforwards                           213.3       (27.0)
   ----------------------------------------------------------------------------
   Reserve for employees' retirement benefits                   4.7         1.1
   ----------------------------------------------------------------------------
   Unrealized losses on securities available for sale            --        (1.3)
   ----------------------------------------------------------------------------
   Other                                                       12.2        (1.5)
   ----------------------------------------------------------------------------
   Valuation allowance                                        (45.6)       16.4
-------------------------------------------------------------------------------
Deferred tax liabilities                                       59.3        55.6
   ----------------------------------------------------------------------------
   Gains on placing trust for retirement benefits                --        (1.3)
   ----------------------------------------------------------------------------
   Unrealized gains (losses) on securities available
   for sale                                                    54.4        54.4
   ----------------------------------------------------------------------------
   Other                                                        4.9         2.6
-------------------------------------------------------------------------------
Net amount of deferred tax assets                             271.0       (83.2)
-------------------------------------------------------------------------------
[Consolidated]
-------------------------------------------------------------------------------
Net amount of deferred tax assets                             271.9       (81.9)
-------------------------------------------------------------------------------

(2) Net Business Profits before Credit Costs and
     Taxable Income (Current Interim Fiscal Year)

[Non-Consolidated]                     (in billions of yen)
-----------------------------------------------------------
                                           Interim FY 2003
-----------------------------------------------------------
Net business profits before credit costs              101.3
-----------------------------------------------------------
Credit related costs                                   17.8
-----------------------------------------------------------
Income before income taxes                             70.6
-----------------------------------------------------------
Reconciliation to taxable income                      (37.1)
-----------------------------------------------------------
Taxable Income                                         33.5
-----------------------------------------------------------

(3) Net Business Profits before Credit Costs and
      Taxable Income (Past Five Fiscal Year)

[Non-Consolidated]                                         (in billions of yen)
------------------------------------------------------------------------------
                                          1998    1999    2000    2001    2002
-------------------------------------------------------------------------------
Net business profits before credit costs  283.2   177.7   163.0   156.2   178.4
-------------------------------------------------------------------------------
Credit related costs                      503.5   147.9   176.4   181.5   144.8
-------------------------------------------------------------------------------
Income before income taxes               (194.6)  129.5    26.3   (41.9) (197.9)
-------------------------------------------------------------------------------
Reconciliation to taxable income          242.3  (158.4)  (88.6)    4.6  (199.7)
-------------------------------------------------------------------------------
Taxable Income                             47.7   (28.9)  (62.3)  (37.2) (397.6)
-------------------------------------------------------------------------------

(4) Classification Based on Prior Year Operating Results As Provided in the JICPA Audit Committee Report No.66
          Although we recorded taxable income for six months ended September 30, 2003, we are classified as "4" described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification
     4. (Five years' future taxable income is estimable.)
[Extraordinary Factors Such as Changes in Laws and Regulations]
          Our net operating loss carryforwards were incurred due to, among other things, the following: (i) we accelerated the final disposal of nonperforming loans in response to both the "Emerging Economic Package," which provided guidance to major banks to remove from their balance sheets claims to debtors classified as "likely to become bankrupt" or below, and the "Program for Financial Revival," which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the "Law Concerning Restriction, etc. of Banks' Shareholdings etc."

(5) Realizability of Deferred Tax Assets at September 30, 2003 (Assumptions)
                                                        (in billions of yen)
----------------------------------------------------------------------------
                                                            Five year total
                                                           (2003 2/nd/ half
                                                          to 2008 1/st/ half)
-----------------------------------------------------------------------------
Net business profits (based on our business plan)(*1)                   930.0
-----------------------------------------------------------------------------
Net business profits (basis of realizability
determination) (*2)                                                    880.0
-----------------------------------------------------------------------------
Income before income taxes (basis of realizability
determination)                                                         580.0
-----------------------------------------------------------------------------
Taxable income before adjustments (basis of realizability
determination) (*3)                                                    730.0
-----------------------------------------------------------------------------
Temporary difference + net operating loss carryforwards
(for which deferred tax assets shall be recognized) (*4)               880.0
-----------------------------------------------------------------------------
Deferred tax assets at September 30, 2003 (*5)                         330.4
-----------------------------------------------------------------------------

(*1) Before credit costs
(*2) Based on the scenario that current short-term interest rate level continues for the next five years
(*3) Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4) (*4) is realizable based on (*3) and taxable income of group companies subject to consolidated corporate-tax
(*5) "Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)" described above X effective tax rate

(Reference) Assumptions for Business Plan

---------------------------------------------------------------------------------------
                                   FY 2003                                     FY2008
                                 2/nd/ half   2004    2005    2006    2007   1/st/ half
---------------------------------------------------------------------------------------
S/T interest rate (3 m/s TIBOR)         0.1%    0.1%    0.6%    0.9%    0.8%        0.6%
---------------------------------------------------------------------------------------
L/T interest rate (10 year JGB)         1.4%    1.3%    2.0%    2.5%    2.2%        2.1%
---------------------------------------------------------------------------------------
Exchange rate (USD/Yen)              (Y)120  (Y)120  (Y)120  (Y)120  (Y)120      (Y)120
---------------------------------------------------------------------------------------

                                         Mitsubishi Tokoyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

14.  Employees' Retirement Benefits

Benefit obligation

[Non-Consolidated]                                                (in millions of yen)
======================================================================================
                                                                            As of
                                                                         September 30,
                                                                             2003
======================================================================================
Projected benefits obligation at beginning of the period  (A-B+C+D+G+J)        283,858
   -----------------------------------------------------------------------------------
   Fair value of plan assets at beginning of the period   (A)                  172,589
   -----------------------------------------------------------------------------------
   Prepaid pension cost at beginning of the period        (B)                   28,939
   -----------------------------------------------------------------------------------
   Reserve for employees' retirement benefits at
   beginning of the period                                (C)                    8,250
   -----------------------------------------------------------------------------------
   Unrecognized net obligation by the change of           (D)                   10,282
   accounting policy at beginning of the period
      --------------------------------------------------------------------------------
      Amortization for the current period (Amortized
      period mainly 5 years)                              (E)                    2,570
      --------------------------------------------------------------------------------
      Unrecognized net obligation at end of the
      interim period                                      (F)                    7,711
   -----------------------------------------------------------------------------------
   Unrecognized prior service cost at beginning of the
   period                                                 (G)                   (3,895)
      --------------------------------------------------------------------------------
      Amortization for the current period (Amortized
      period mainly 12 years)                             (H)                     (175)
      --------------------------------------------------------------------------------
      Unrecognized prior service cost at end of the
      interim period                                      (I)                   (3,720)
   -----------------------------------------------------------------------------------
   Unrecognized net actuarial (gain) loss at beginning
   of the period                                          (J)                  125,571
      --------------------------------------------------------------------------------
      Amortization for the current period (Amortized
      period mainly 12 years)                             (K)                    5,942
      --------------------------------------------------------------------------------
      Unrecognized net actuarial (gain) loss at end
      of the interim period                               (L)                  119,628
======================================================================================
   Net amount unrecognized at beginning of the period     (M) (D+G+J)          131,957
--------------------------------------------------------------------------------------
   Net amount amortized during the period                 (N) (E+H+K)            8,337
--------------------------------------------------------------------------------------
   Net amount unrecognized at end of the period           (O) (M-N)            123,620
======================================================================================

Notes: 1. Discount rate is 1.9%.
       2. The amounts of unrecognized prior service cost and unrecognized net actuarial loss recognized during the interim period are included in at beginning of the peroid.

                                         Mitsubishi Tokoyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

15.  Earning Projections for the Fiscal Year Ending March 31, 2004

[Consolidated]               (in billions of yen)
-------------------------------------------------------------------
                                        For the year   For the six
                                          ending       months ended
                                         March 31,    September 30,
                                           2004            2003
-------------------------------------------------------------------
Ordinary income                                530.0         287.3
-------------------------------------------------------------------
Ordinary profit                                115.0          79.1
-------------------------------------------------------------------
Net income                                      85.0          63.9
-------------------------------------------------------------------


[Non-Consolidated]                             (in billions of yen)
-------------------------------------------------------------------
                                        For the year   For the six
                                           ending      months ended
                                          March 31,   September 30,
                                            2004           2003
-------------------------------------------------------------------
Ordinary income                                500.0          270.6
-------------------------------------------------------------------
Net business profits before credit
costs for trust accounts and provision
for formula allowance for loan losses          180.0          101.3
-------------------------------------------------------------------
Ordinary profit                                110.0           74.7
-------------------------------------------------------------------
Net income                                      80.0           60.9
-------------------------------------------------------------------

                                                                            MTFG


              -----------------------------------------------------
              Interim Financial Highlights for the Fiscal Year 2003
              -----------------------------------------------------


                                November 25, 2003
                     Mitsubishi Tokyo Financial Group, Inc.

Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2004

1. Highlights of Consolidated Statements of Operations
------------------------------------------------------

                                                                        (in billions of yen)
    ----------------------------------------------------------------------------------------
                                                    Six months     Six months
                                                     ended           ended
                                                   September 30,  September 30,
                                                     2002 (A)        2003 (B)     (B) - (A)
    ----------------------------------------------------------------------------------------
 1  Gross profits                                         846.0           898.9         52.8
          ----------------------------------------------------------------------------------
 2        Mitsubishi Securities Co., Ltd.                  13.1            60.6         47.5
       -------------------------------------------------------------------------------------
 3     Net interest income                                522.2           533.1         10.9
       -------------------------------------------------------------------------------------
 4     Trust fees                                          47.9            36.4       (11.5)
          ----------------------------------------------------------------------------------
 5        Credit costs for trust accounts                  (4.7)           (8.4)        (3.6)
       -------------------------------------------------------------------------------------
 6     Net fees and commissions                           168.2           195.8         27.5
       -------------------------------------------------------------------------------------
 7     Net trading profits                                 43.7            72.0         28.3
       -------------------------------------------------------------------------------------
 8     Net other business income                           63.9            61.5        (2.4)
          ----------------------------------------------------------------------------------
 9        Net gains on debt securities                     18.0            (2.7)       (20.7)
    ----------------------------------------------------------------------------------------
10  General and administrative expenses                   482.4           489.5          7.0
       -------------------------------------------------------------------------------------
11     Mitsubishi Securities Co., Ltd.                     23.9            43.6         19.7
    ----------------------------------------------------------------------------------------
12  Net business profits before credit costs for
    trust accounts and provision for formula
    allowance for loan losses                             368.3           417.8         49.5
    ----------------------------------------------------------------------------------------
13  Provision for formula allowance for loan
    losses                                                (74.0)         [119.0]      [193.1]
    ----------------------------------------------------------------------------------------
14  Net business profits                                  289.4           409.3        119.9
    ----------------------------------------------------------------------------------------
15  Net non-recurring gains (losses)                     (482.7)         (135.9)        346.8
       -------------------------------------------------------------------------------------
16     Credit related costs                              (146.8)          (91.8)        54.9
          ----------------------------------------------------------------------------------
17        Losses on loan charge-offs                      (98.7)          (49.8)        48.9
          ----------------------------------------------------------------------------------
18        Provision for specific allowance for
          loan losses                                       3.8           [40.3]       [36.4]
          ----------------------------------------------------------------------------------
19        Provision for allowance for loans to
          specific  foreign  borrowers                     12.7            [4.1]      [(8.5)]
          ----------------------------------------------------------------------------------
20        Losses on sales of loans to the
          Resolution and Collection Corporation           (44.2)          (13.8)        30.3
          ----------------------------------------------------------------------------------
21        Other credit related costs                      (20.4)          (28.1)        (7.7)
       -------------------------------------------------------------------------------------
22     Net gains (losses) on equity securities           (242.9)           (9.0)       233.8
       -------------------------------------------------------------------------------------
23     Gains on sales of equity securities                 56.9            48.0         (8.9)
       -------------------------------------------------------------------------------------
24     Losses on sales of equity securities               (98.1)          (53.4)        44.7
       -------------------------------------------------------------------------------------
25     Losses on write down of equity securities         (201.7)           (3.6)       198.0
       -------------------------------------------------------------------------------------
26     Other                                              (93.0)          (34.9)        58.0
          ----------------------------------------------------------------------------------
27        Foreign exchange loss on convertible
          bonds                                           (43.6)             --         43.6
    ----------------------------------------------------------------------------------------
28  Ordinary profit (loss)                               (193.3)          273.4        466.7
    ----------------------------------------------------------------------------------------
29  Net special gains                                      12.8           234.9        222.0
       -------------------------------------------------------------------------------------
30     Reversal of allowance for loan losses                 --           163.5        163.5
       -------------------------------------------------------------------------------------
31     Refund of enterprise taxes by the Tokyo
       Metropolitan Government                               --            41.9         41.9
       -------------------------------------------------------------------------------------
32     Gains on transfer of the substitutional
       portion of future pension obligations                 --            26.5         26.5
       -------------------------------------------------------------------------------------
33     Gains on loans charged-off                          24.6            15.3         (9.3)
    ----------------------------------------------------------------------------------------
34  Income (Loss) before income taxes and others         (180.4)          508.3        688.7
    ----------------------------------------------------------------------------------------
35  Income taxes-current                                   31.9            25.5         (6.4)
    ----------------------------------------------------------------------------------------
36  Income taxes-deferred                                 (27.0)          159.5        186.5
    ----------------------------------------------------------------------------------------
37  Minority interest                                       2.7            21.4         18.6
    ----------------------------------------------------------------------------------------
38  Net income (loss)                                    (188.0)          301.8        489.9
    ----------------------------------------------------------------------------------------
39  Total credit costs (5+13+16+30)                      (225.6)           63.2        288.8
    ----------------------------------------------------------------------------------------
40  Total credit costs + gains on loans
    charged-off (5+13+16+30+33)                          (200.9)           78.5        279.5
    ----------------------------------------------------------------------------------------

Operating Results of Significant Subsidiaries for the Six Months Ended September 30, 2003

   ---------------------------------------------------------------------------------------
                                                                 Net business
                                                  General and      profits
                                                 administrative  before credit
                                  Gross profits    expenses         costs       Net income
   ---------------------------------------------------------------------------------------
41 The Bank of Tokyo-Mitsubishi,
   Ltd.                                   467.4           232.3          235.0       229.7
   ---------------------------------------------------------------------------------------
42 Mitsubishi Trust and Banking
   Corporation                            170.1            77.3          101.3        60.9
   ---------------------------------------------------------------------------------------
43 UnionBanCal Corporation                133.2            79.7           53.5        33.5
   ---------------------------------------------------------------------------------------

2. Highlights of Consolidated Balance Sheets
--------------------------------------------

                                                              (in billions of yen except percentages)
    -------------------------------------------------------------------------------------------------
                                                               As of           As of
                                                             March 31,     September 30,
                                                              2003 (A)        2003 (B)      (B) - (A)
    -------------------------------------------------------------------------------------------------
 1  Loans and bills discounted                                  46,950.3        46,420.7       (529.6)
       ----------------------------------------------------------------------------------------------
 2     Domestic loans                                           29,939.4        29,909.1        (30.3)
       ----------------------------------------------------------------------------------------------
 3     Overseas branches                                         5,570.4         4,822.0       (748.4)
       ----------------------------------------------------------------------------------------------
 4     Overseas subsidiaries (UnionBanCal Corporation
       and Bank of Tokyo-Mitsubishi Trust Company)               3,442.2         3,301.6       (140.6)
       ----------------------------------------------------------------------------------------------
 5     Domestic housing loans                                    6,941.1         7,514.4        573.2
       ----------------------------------------------------------------------------------------------
 6     Domestic other consumer loans                               535.5           492.5        (43.0)
       ----------------------------------------------------------------------------------------------
 7     Book value of loans sold during the six months
       ended September 30, 2002 and 2003
       (total of the two Banks*)                                  (223.6)          (77.2)       146.4
          -------------------------------------------------------------------------------------------
 8        Sold to the Resolution and Collection
          Corporation ("RCC")                                     (134.8)          (38.2)        96.6
          -------------------------------------------------------------------------------------------
 9        [Sold to the RCC before charge-offs]                   [(317.4)]        [(63.3)]     [254.0]
          -------------------------------------------------------------------------------------------
10        Other loans sold                                         (88.8)          (39.0)        49.8
          -------------------------------------------------------------------------------------------
11        Charge-offs during the six months ended
          September 30, 2002 and 2003
          (total of the two Banks*)                               (120.1)          (39.1)        81.0
    -------------------------------------------------------------------------------------------------
12  Investment securities                                       24,158.3        22,265.6     (1,892.6)
       ----------------------------------------------------------------------------------------------
13     Domestic equity securities                                3,229.6         3,469.1        239.5
       ----------------------------------------------------------------------------------------------
14     Japanese Government Bonds
       (total of the two Banks *)                               10,591.7         9,315.2     (1,276.5)
       ----------------------------------------------------------------------------------------------
15     Foreign bonds (total of the two Banks *)                  6,657.5         5,574.3     (1,083.1)
       ----------------------------------------------------------------------------------------------
16     Book value of investment securities sold during
       the six months ended September 30, 2002 and 2003
       (total of the two Banks*)                                  (568.0)         (493.8)        74.1
          -------------------------------------------------------------------------------------------
17        Transferred to an exchange-traded fund                  (366.1)          (81.5)       284.5
          -------------------------------------------------------------------------------------------
18        Sold in the market or by other means                    (201.9)         (412.2)      (210.3)
          -------------------------------------------------------------------------------------------
19        Write down during the six months ended
          September 30, 2002 and 2003
          (total of the two Banks*)                               (203.3)           (6.7)       196.5
    -------------------------------------------------------------------------------------------------
20  Deposits                                                    62,624.3        65,186.6      2,562.2
       ----------------------------------------------------------------------------------------------
21     Total of the two Banks *                                 58,970.7        60,909.3      1,938.6
       ----------------------------------------------------------------------------------------------
22     Overseas branches                                         5,943.5         6,538.0        594.5
       ----------------------------------------------------------------------------------------------
23     Individuals                                              32,164.4        32,966.6        802.1
       ----------------------------------------------------------------------------------------------
24     Corporations and others                                  19,903.8        20,910.8      1,007.0
    -------------------------------------------------------------------------------------------------
25  Total shareholders' equity                                   3,046.4         3,742.2        695.7
       ----------------------------------------------------------------------------------------------
26     Capital stock                                             1,258.0         1,258.0           --
       ----------------------------------------------------------------------------------------------
27     Capital surplus                                             932.0           931.3         (0.7)
       ----------------------------------------------------------------------------------------------
28     Retained earnings                                           962.3         1,244.1        281.8
       ----------------------------------------------------------------------------------------------
29     Unrealized gains (losses) on securities
       available for sale                                         (223.4)          186.2        409.7
       ----------------------------------------------------------------------------------------------
30     Less treasury stock                                          (4.4)           (3.3)         1.1
    -------------------------------------------------------------------------------------------------
31  BIS risk-adjusted capital ratio                                10.84%          12.44%        1.60%
       ----------------------------------------------------------------------------------------------
32     Tier I ratio                                                 5.68%           6.75%        1.07%
    -------------------------------------------------------------------------------------------------
33  Tier I capital                                               3,128.6         3,683.7        555.0
    -------------------------------------------------------------------------------------------------
34  Risk-adjusted assets                                        55,049.6        54,543.3       (506.2)
    -------------------------------------------------------------------------------------------------

[Valuation gains (losses) on securities available for sale]

                                                                                 (in billions of yen)
    -------------------------------------------------------------------------------------------------
                                                               As of           As of
                                                             March 31,     September 30,
                                                              2003 (A)        2003 (B)      (B) - (A)
    -------------------------------------------------------------------------------------------------
35  Total securities available for sale                           (242.6)          314.5        557.2
       ----------------------------------------------------------------------------------------------
36     Domestic equity securities                                 (427.2)          254.0        681.2
       ----------------------------------------------------------------------------------------------
37     Domestic bonds                                              121.8           (34.5)      (156.4)
       ----------------------------------------------------------------------------------------------
38     Foreign bonds                                               147.0            90.5        (56.4)
    -------------------------------------------------------------------------------------------------

* "Total of the two Banks" represents the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

3.Disclosed Claims under the Financial Reconstruction Law("FRL")
----------------------------------------------------------------
(1) Status of Disclosed Claim under the FRL [prompt report]

[CHART APPEARS HERE]

                                                                                                    (in billions of yen)
    --------------------------------------------------------------------------------------------------------------------
                                                                                                             Increase/
                                               As of           As of           As of           As of        (Decrease)
                                             March 31,     September 30,     March 31,     September 30,   -------------
                                              2002(A)         2002(B)         2003(C)         2003(D)         (D)-(C)
    --------------------------------------------------------------------------------------------------------------------
1   Claims to bankrupt and substantially
    bankrupt debtors                               419.0           402.1           226.4           182.3           (44.1)
    --------------------------------------------------------------------------------------------------------------------
2   Claims under high risk                       1,933.5         1,386.6         1,031.3           745.7          (285.6)
    --------------------------------------------------------------------------------------------------------------------
3   Claims under close observation               1,916.8         1,886.2         1,357.4           929.2          (428.2)
    --------------------------------------------------------------------------------------------------------------------
4   Total Disclosed Claims (A)                   4,269.4         3,675.0         2,615.2         1,857.2          (757.9)
    ====================================================================================================================
5   Total Credit Exposure (B)                   52,401.4        49,906.9        48,951.2        48,282.0          (669.2)
    --------------------------------------------------------------------------------------------------------------------
6   Disclosed Claims Ratio (A/B)                    8.14%           7.36%           5.34%           3.84%          (1.50%)
    --------------------------------------------------------------------------------------------------------------------

(2) Status of Non Performing Assets [prompt report]

    a.Six months results ended September 30,2003                                                    (in billions of yen)
    --------------------------------------------------------------------------------------------------------------------
                                                                                                                Net
                                               As of                                           As of          increase
                                              March 31,       Inflows          Outflows    September 30,   -------------
                                              2003 (A)         (B)              (C)         2003 A+B-C         (B-C)
    --------------------------------------------------------------------------------------------------------------------
1   Claims to bankrupt and
    substantially bankrupt debtors                 226.4            14.4           (58.5)          182.3           (44.1)
    --------------------------------------------------------------------------------------------------------------------
2   Claims under high risk                       1,031.3           150.7          (436.3)          745.7          (285.6)
    --------------------------------------------------------------------------------------------------------------------
3   Total                                        1,257.8           165.1          (494.9)          928.0          (329.7)
    --------------------------------------------------------------------------------------------------------------------

    b.Six months results ended March 31,2003                                                        (in billions of yen)
    --------------------------------------------------------------------------------------------------------------------
                                                                                                                Net
                                                 As of                                         As of           increase
                                              September 30,   Inflows          Outflows       March 31,    -------------
                                              2002 (A)          (B)             (C)         2003 A+B-C        (B-C)
    --------------------------------------------------------------------------------------------------------------------
4   Claims to bankrupt and
    substantially bankrupt debtors                 402.1            52.1          (227.8)          226.4          (175.6)
    --------------------------------------------------------------------------------------------------------------------
5   Claims under high risk                       1,386.6           567.4          (922.7)        1,031.3          (355.2)
    --------------------------------------------------------------------------------------------------------------------
6   Total                                        1,788.7           619.6        (1,150.5)        1,257.8          (530.9)
    --------------------------------------------------------------------------------------------------------------------

    c.Six months results ended September 30,2002                                                    (in billions of yen)
    --------------------------------------------------------------------------------------------------------------------
                                                                                                                Net
                                               As of                                           As of          increase
                                              March 31,       Inflows          Outflows    September 30,   -------------
                                              2002 (A)          (B)               (C)        2002 A+B-C        (B-C)
    --------------------------------------------------------------------------------------------------------------------
7   Claims to bankrupt and
    substantially bankrupt debtors                 419.0            28.9           (45.9)          402.1           (16.9)
    --------------------------------------------------------------------------------------------------------------------
8   Claims under high risk                       1,933.5           369.4          (916.3)        1,386.6          (546.9)
    --------------------------------------------------------------------------------------------------------------------
9   Total                                        2,352.6           398.4          (962.3)        1,788.7          (563.8)
    --------------------------------------------------------------------------------------------------------------------

    (3) Status of Secured Coverage on Disclosed Claims under the FRL [prompt report]                        (in billions of yen)
    -----------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Coverage
                                                         Collateral,                                        Coverage Ratio (as of
                                          Disclosed      Guarantees,      Unsecured        Reserves          Ratio     March 31,
                                           amount           etc             (A)             (B)              (B/A)       2003)
    -----------------------------------------------------------------------------------------------------------------------------
10  Claims to bankrupt and                     182.3           170.2            12.0            12.0         100.00%       100.00%
    substantially bankrupt debtors
    -----------------------------------------------------------------------------------------------------------------------------
11  Claims under high risk                     745.7           360.9           384.7           278.9          72.51%        68.52%
    -----------------------------------------------------------------------------------------------------------------------------
12  Claims under close observation             929.2           400.6           528.5           170.8          32.32%        36.31%
    -----------------------------------------------------------------------------------------------------------------------------
13  Total                                    1,857.2           931.9           925.3           461.9          49.91%        51.07%
    -----------------------------------------------------------------------------------------------------------------------------
14  (Change from March 31,2003)               (757.9)         (366.9)         (390.9)         (210.4)         (1.16%)          --
    -----------------------------------------------------------------------------------------------------------------------------
    ---------------------------------------------------------------------------------------------------------------
15  Normal claims                           46,424.7              --              --           --                --
    ---------------------------------------------------------------------------------------------------------------

    (4) Status of Secured Coverage on Self-Assessment of Assets [prompt report]
    ------------------------------------------------------------------------------------------------------------------------------
                                                            As of           As of           As of           As of
                                                          March 31,     September 30,     March 31,     September 30,   ----------
                                                           2002 (A)        2002 (B)        2003 (C)        2003 (D)       (D)-(C)
    ------------------------------------------------------------------------------------------------------------------------------
16  Normal                                                       0.18%           0.19%           0.17%           0.17%        0.00%
    ------------------------------------------------------------------------------------------------------------------------------
17  Close Watch                                                  8.11%           8.75%           9.30%           8.74%       (0.55%)
       ---------------------------------------------------------------------------------------------------------------------------
18     Close Watch                                               3.97%           3.57%           3.31%           4.00%        0.69%
       ---------------------------------------------------------------------------------------------------------------------------
19     Borrowers with Credit under Close Observation            14.39%          17.44%          21.16%          20.23%       (0.93%)
    ------------------------------------------------------------------------------------------------------------------------------
20  Likely to become Bankrupt (excluding secured assets)        67.54%          66.51%          67.44%          72.42%        4.98%
    ------------------------------------------------------------------------------------------------------------------------------

     Note:Above figures exclude certain mortgage and consumer loans.

4. Status of Deferred Tax Assets
--------------------------------

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

    (Total of the two banks)                        (in billions of yen)
    --------------------------------------------------------------------
                                                   Sept. 30, 2003
                                                           -------------
                                                            vs. Mar. 31,
                                                                2003
    --------------------------------------------------------------------
 1  Deferred Tax Assets                          1,204.4          (186.7)
       -----------------------------------------------------------------
 2     Allowance for loan losses                   422.1          (110.0)
       -----------------------------------------------------------------
 3     Write down of investment
        securities                                  84.8            (4.9)
       -----------------------------------------------------------------
 4     Net operating loss carryforwards            728.5           (39.3)
       -----------------------------------------------------------------
 5     Reserve for employees'
        retirement benefits                         31.5            (6.0)
       -----------------------------------------------------------------
 6     Unrealized losses on securities                --          (113.4)
        available for sale
       -----------------------------------------------------------------
 7     Other                                        45.8            (5.8)
       -----------------------------------------------------------------
 8     Valuation allowance                        (108.4)           93.0
    --------------------------------------------------------------------
 9  Deferred tax liabilities                       146.5           128.2
       -----------------------------------------------------------------
10     Gains on placing trust                        7.2            (1.3)
        for retirement benefits
       -----------------------------------------------------------------
11     Unrealized gains on securities              118.2           118.2
        available for sale
       -----------------------------------------------------------------
12     Other                                        20.9            11.3
    --------------------------------------------------------------------
13  Net Deferred Tax Assets                      1,057.9          (314.9)
    --------------------------------------------------------------------
    (Consolidated)
    --------------------------------------------------------------------
14  Net Deferred Tax Assets                        989.5          (312.3)
    --------------------------------------------------------------------

(2) Balance of Net Deferred Tax Assets and % of Tier I Capital

[CHART APPEARS HERE]

(3) Net Business Profits before Credit Costs and Taxable Income (Current Interim Fiscal Year)

    (Total of the two banks)        (in billions of yen)
    ----------------------------------------------------
                                             Interim FY
                                                2003
    ----------------------------------------------------
15  Net business profits
     before credit costs                           336.3
    ----------------------------------------------------
16  Credit related costs                           (92.8)
    ----------------------------------------------------
17  Income before income taxes                     456.5
    ----------------------------------------------------
18  Reconciliation to taxable income              (358.7)
    ----------------------------------------------------
19  Taxable income                                  97.9
    ----------------------------------------------------

(4) Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

    (Total of the two banks)                                                                        (in billions of yen)
    --------------------------------------------------------------------------------------------------------------------
                                              FY 1998         FY 1999         FY 2000         FY 2001         FY 2002
    --------------------------------------------------------------------------------------------------------------------
20  Net business profits
    before credit costs                            888.0           578.6           552.0           619.5           689.9
    --------------------------------------------------------------------------------------------------------------------
21  Credit related costs                         1,393.1           652.4           730.5           666.3           485.9
    --------------------------------------------------------------------------------------------------------------------
22  Income before income taxes                    (124.7)          409.4          (199.0)         (359.3)         (485.2)
    --------------------------------------------------------------------------------------------------------------------
23  Reconciliation to taxable income               421.0           (76.3)          304.4           142.0        (1,021.4)
    --------------------------------------------------------------------------------------------------------------------
24  Taxable income                                 296.2           333.1           105.3          (217.2)       (1,506.7)
    --------------------------------------------------------------------------------------------------------------------

(5) Comparison with Past Fiscal Years

[CHART APPEARS HERE]

(6) Classification Based on Prior Year Operating Results As Provided in the JICPA Audit Committee Report No. 66

---------------------------------------------------------------------------------------------------------------
                                                                Estimable period of future taxable income
                                                          -----------------------------------------------------
Classifi-                                                                             Estimable         No
 cation            Prior year operating results             1 year       5 years       period       limitation
---------------------------------------------------------------------------------------------------------------
    1       Sufficient taxable income for more than
            three consecutive fiscal years                  xxxxx          xxxxx         xxxxx          xxxxx
---------------------------------------------------------------------------------------------------------------
    2       Stable but insufficient taxable income for
            three consecutive fiscal years                  xxxxx          xxxxx         xxxxx
---------------------------------------------------------------------------------------------------------------
    3       Precarious and insufficient operating
            results due to volatile profit                  xxxxx          xxxxx
---------------------------------------------------------------------------------------------------------------
    4       Material net operating loss carryforwards       xxxxx
   ------------------------------------------------------------------------------------------------------------
   Excep-   Net operating loss carryforwards are
   tion     attributable to extraordinary factors           xxxxx          xxxxx
   ------------------------------------------------------------------------------------------------------------
    5       Tax loss for three consecutive fiscal years
            and tax loss for the current fiscal year is   Cannot estimate future taxable income
            expected
---------------------------------------------------------------------------------------------------------------

     Although we recorded taxable income for the six months ended September 30, 2003, we are classified as "4" described above since we have material net operating loss carryforwards. However, since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years' future taxable income is estimable.)

(7) Extraordinary Factors Such as Changes in Laws and Regulations

     Our net operating loss carryforwards were incurred due to, among other things, the following: (i) we accelerated the final disposal of nonperforming loans in response to both the "Emerging Economic Package," which provided guidance to major banks to remove from their balance sheets claims to debtors classified as "likely to become bankrupt" or below, and the "Program for Financial Revival," which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the "Law Concerning Restriction, etc. of Banks' Shareholdings etc."

(8) Realizability of Deferred Tax Assets at September 30, 2003 (Assumptions)

                                                         (in billions of yen)
 ----------------------------------------------------------------------------
                                                                 Five year
                                                                   total
                                                               (2003 2nd/
                                                               half to 2008
                                                                1st/ half)
 ----------------------------------------------------------------------------
1   Net business profits (based on our business plan) (*1)            4,560.0
 ----------------------------------------------------------------------------
2   Net business profits (basis of realizability                      4,050.0
     determination) (*2)
 ----------------------------------------------------------------------------
3   Income before income taxes (basis of realizability                2,550.0
     determination)
 ----------------------------------------------------------------------------
4   Taxable income before adjustments (basis of                       3,440.0
     realizability determination) (*3)
 ----------------------------------------------------------------------------
5   Temporary difference + net operating loss carryforwards           3,070.0
     (for which deferred tax assets shall be recognized)
 ----------------------------------------------------------------------------
6   Deferred tax assets at September 30, 2003 (*4)                    1,207.0
 ----------------------------------------------------------------------------

[CHART APPEARS HERE]

(*1) Total of the two banks, before credit costs

(*2) Based on the scenario that current short-term interest rate level continues for the next five years

(*3) Before reversals of existing deductible temporary differences and net operating loss carryforwards

(*4) "5" describes above X effective tax rate (consolidated corporate-tax basis)


(Reference) Assumptions for Business Plan
-------------------------------------------------------------------------------------------------------------
                                   FY 2003                                                          FY 2008
                                  2nd/ half    FY 2004      FY 2005      FY 2006      FY 2007      1st/ half
-------------------------------------------------------------------------------------------------------------
S/T interest rate (3 m/s TIBOR)          0.1%         0.1%         0.6%         0.9%         0.8%         0.6%
-------------------------------------------------------------------------------------------------------------
L/T interest rate (10 year JGB)          1.4%         1.3%         2.0%         2.5%         2.2%         2.1%
-------------------------------------------------------------------------------------------------------------
Exchange rate (USD/Yen)             (Yen)120     (Yen)120     (Yen)120     (Yen)120     (Yen)120     (Yen)120
-------------------------------------------------------------------------------------------------------------

5. Earning Projections for the Fiscal Year Ending March 31, 2004
----------------------------------------------------------------

[Non-consolidated]                                          (in billions of yen)
--------------------------------------------------------------------------------
                                       For the fiscal year   For the fiscal year
                                           ended March             ending
                                        31, 2003 (Actual)       March 31, 2004
--------------------------------------------------------------------------------
 1   Operating income                                 27.2                  69.0
--------------------------------------------------------------------------------
 2   Ordinary profit                                  22.4                  64.0
--------------------------------------------------------------------------------
 3   Net income                                       23.3                  64.0
--------------------------------------------------------------------------------

[Cash dividends]                                              (in yen per share)
--------------------------------------------------------------------------------
                                        Annual dividends
                                        per share for the     Annual dividends
                                        fiscal year ended     per share for the
                                         March 31, 2003      fiscal year ending
                                           (Actual)            March 31, 2004
--------------------------------------------------------------------------------
 4   Common stock                                    4,000                 4,000
--------------------------------------------------------------------------------

[Consolidated]                                              (in billions of yen)
--------------------------------------------------------------------------------
                                       For the fiscal year   For the fiscal year
                                           ended March          ending March
                                        31, 2003 (Actual)          31, 2004
--------------------------------------------------------------------------------
 5   Ordinary income                               2,772.5               2,700.0
--------------------------------------------------------------------------------
 6   Ordinary profit (loss)                         (360.2)                530.0
--------------------------------------------------------------------------------
 7   Net income (loss)                              (161.4)                425.0
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
These materials contain forward-looking statements and other forward-looking information relating to the company (the "forward-looking statements"). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company's current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluation with respect to general economic conditions, the results of operations, the financial condition, the company's management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. Some forward-looking statements represent targets that the company's management will strive to achieve through the successful implementation of the company's business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation - and expressly disclaims any obligation - to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules. For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company's latest annual report and other disclosures.
--------------------------------------------------------------------------------